

Royal Dutch Shell plc

Annual Report and Form 20-F for the year ended December 31, 2005

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Commission file number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)
Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands
tel. no: (011 31 70) 377 9111
(Address of principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Receipts representing Class A ordinary shares of the issuer of an aggregate nominal value €0.07 each	New York Stock Exchange
American Depositary Receipts representing Class B ordinary shares of the issuer of an aggregate nominal value of €0.07 each	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act
None

Securities For Which There is a Reporting Obligation Pursuant to Section 15(d) of the Act
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of December 31, 2005:
3,817,240,213 Class A ordinary shares of the nominal value of €0.07 each.
2,707,858,347 Class B ordinary shares of the nominal value of €0.07 each.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague, The Netherlands
Attn: Mr. M. Brandjes

Cross Reference to Form 20-F

About this Report

This Report combines the Annual Report and Accounts and the Annual Report on Form 20-F ("Report") for the year ended December 31, 2005, for Royal Dutch Shell plc ("Royal Dutch Shell") and its subsidiaries. It presents the Consolidated Financial Statements of Royal Dutch Shell (pages 102–155) and the parent company-only Financial Statements of Royal Dutch Shell (pages 187–200). This Report complies with all applicable UK regulations. The official English language version of this Report prevails for statutory purposes. The Dutch language version of the Report is a convenience translation only. This Report also includes the disclosure included in the Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the U.S. Securities and Exchange Commission ("SEC"). Cross references to Form 20-F are set out on the previous page of this Report.

In this Report "Group" is defined as Royal Dutch Shell together with all of its consolidated subsidiaries. The expressions "Shell", "Group", "Shell Group" and "Royal Dutch Shell" are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words "we", "us" and "our" are also used to refer to Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression "Group companies" as used in this Report refers to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which the Group has significant influence but not control are referred to as "associated companies" or "associates" and companies in which the Group has joint control are referred to as "jointly controlled entities". In this Report, associates and jointly controlled entities are also referred to as "equity accounted investments".

The expression "operating companies" as used in the Report refers to those Group and equity accounted investments that are engaged in the exploration for and extraction of oil and natural gas and delivery of these hydrocarbons to market, the marketing and trading of natural gas and electricity, the conversion of natural gas to liquids and the refining of crude oil into products including fuels, lubricants, petrochemicals, and other industry segments such as Hydrogen and Renewables. The term "Group interest" is used for convenience to indicate the direct and/or indirect equity interest held by the Group in a venture, partnership or company (i.e., after exclusion of all third-party interests).

Except as otherwise specified, the figures shown in the tables in this Report represent those in respect of Group companies only, without deduction of minority interests. However, where figures are given specifically for oil production (net of royalties in kind), natural gas production available for sale, and both the refinery processing intake and total oil product sales volumes, the term "Group share" is used for convenience to indicate not only the volumes to which Group companies are entitled (without deduction in respect of minority interests in Group companies) but also the portion of the volumes of associated companies and jointly controlled entities to which Group companies are entitled or which is proportionate to the Group interest in those companies.

Except as otherwise stated, the Financial Statements contained in this Report have been prepared in accordance with applicable laws in England and Wales and with International Financial Reporting Standards ("IFRS") as adopted by the European Union. As applied to Royal Dutch Shell, there are no material differences with IFRS as issued by the International Accounting Standards Board. This Report is prepared under the one-time accommodation provided by the SEC to allow, for a limited period, foreign private issuers that prepare financial statements in accordance with IFRS to present only one year of comparative information in their first IFRS Financial Statements. Tables and disclosure that provide data over a five year period show 2005 and 2004 on an IFRS basis and 2003, 2002 and 2001 on a US GAAP basis.

The Consolidated Financial Statements of Royal Dutch Shell and its subsidiaries have been prepared using the carry-over basis to account for the Unification and on the basis that the resulting structure was in place throughout the periods presented.

Except as otherwise noted, the figures shown in this Report are stated in US dollars. As used herein all references to "dollars" or "$" are to the US currency.

The Operating and Financial Review ("OFR") and other sections of this Report contain historical and forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "objectives", "outlook", "probably", "project", "will", "seek", "target", "risks", "goals", "should" and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group's products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.

This report contains references to Shell's website. These references are for the readers' convenience only. Shell is not incorporating by reference any information posted on **www.shell.com**.

Documents on display

Documents concerning Royal Dutch Shell, or its predecessors for reporting purposes, which are referred to in this Report have been filed with the SEC and may be examined and copied at the public reference facility maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this Report by mail. For further information on the operation of the public reference room and the copy charges, please call the SEC at (800) SEC-0330. All of the SEC filings made electronically by the Group are available to the public at the SEC website at **www.sec.gov** (commission file number 1-32575). This Report, as well as the Annual Review, is available in the Dutch and English language, free of charge, at **www.shell.com/investor** or at the offices of Royal Dutch Shell in The Hague, the Netherlands and London, UK.

Abbreviations

Listed below are the most common abbreviations used throughout this Report.

Units of measurement	Abbreviation
barrels of oil equivalent (per day)	boe(/d)
billion cubic feet per day	bcf/d
British thermal units	Btu
megawatts	MW
million tonnes per annum	mtpa
standard cubic feet	scf
(thousand) deadweight tonnes	(k)dwt

Products	
Gas to Liquids	GTL
liquefied natural gas	LNG
liquefied petroleum gas	LPG
mono-propylene glycol	MPG
natural gas liquids	NGL
polytrimethylene terephthalate	PTT
propylene oxide derivatives	POD
styrene monomer/propylene oxide	SM/PO

Miscellaneous	
American Depositary Receipt	ADR
Annual General Meeting	AGM
Corporate Social Responsibility	CSR
engineering, procurement and construction	EPC
front-end engineering design	FEED
health, safety and environmental	HSE
health, safety, security and environmental	HSSE
International Financial Reporting Interpretation Committee	IFRIC
International Financial Reporting Standards	IFRS
Operating and Financial Review	OFR
production sharing contract	PSC
Remuneration Committee	REMCO
Research and Development	R&D
United States Generally Accepted Accounting Principles	US GAAP
United States Securities and Exchange Commission	US SEC

Royal Dutch Shell – Vision

The objectives of the Shell Group are to engage efficiently, responsibly and profitably in oil, oil products, gas, chemicals and other selected businesses and to participate in the search for and development of other sources of energy to meet evolving customer needs and the world's growing demand for energy.

We believe that oil and gas will be integral to the global energy needs for economic development for many decades to come. Our role is to ensure that we extract and deliver them profitably and in environmentally and socially responsible ways.

We seek a high standard of performance, maintaining a strong long-term and growing position in the competitive environments in which we choose to operate.

We aim to work closely with our customers, our partners and policymakers to advance more efficient and sustainable use of energy and natural resources.

CHAIRMAN'S MESSAGE



In 2005 shareholders approved the Unification Transaction of our parent companies under Royal Dutch Shell plc. This far-reaching change is already bringing benefits. Our new clearer, simpler governance structure is helping to reduce duplication, speed up decision making and increase accountability. The single smaller Board and its committees are working well and their reports can be found on pages 75 to 101. I am also pleased that the clearer lines of accountability in the new structure have been widely welcomed by shareholders.

The Board believes that our organisation is now better placed to build and develop our business for the future and meet the challenges ahead. At the heart of those challenges is the need to find and develop the resources to meet the growth in global energy demand. We will also need to produce those resources in a way that minimises the effect on the environment. The Chief Executive and his team have been successfully driving forward Shell's work both in securing and producing more oil and gas and in developing energy solutions for the longer term. This will ensure that Shell can play its part in meeting the world's future energy needs.

There were many business challenges in 2005, some of which were linked to the natural disasters that struck many parts of the world. The effects of the tsunami in Asia, hurricanes in the Gulf of Mexico and the earthquake in India and Pakistan, were felt across Shell and in the communities in which we work. The Board is proud of the response of Shell staff to these tragedies and their tireless work both to support the affected communities and to restore our business as quickly as possible.

It has been a great privilege for me to be the first Chairman of Royal Dutch Shell plc and to see it make such a successful start. I am confident that we can build on that success and that, with the proposed appointment of Jorma Ollila as my successor, the future of the company is in good hands.

Aad Jacobs Chairman

"Shell's commitment to technology and innovation, combined with the dedication and skill of our employees, will enable us to play a leading and competitive role in meeting the world's future energy needs."

CHIEF EXECUTIVE'S MESSAGE



Thanks to the great efforts of many Shell people, 2005 was a year of recovery. We achieved a great deal, but there is more to be done to ensure that recovery continues. We delivered record earnings and cash generation; we were successful in securing significant new resources; and we reinforced our leading positions in liquefied natural gas (LNG) and Oil Products. Our strong financial position has allowed us to return over $17 billion to our shareholders. We also made capital investments of $15.6 billion (excluding the minority share in Sakhalin). Our strategy continues to be more upstream and profitable downstream. This is reflected in our capital investment programme, which will increase to $19 billion in 2006, keeping pace with our earnings, and will be targeted at the upstream.

In Exploration & Production a number of important new fields came on stream and we met our production target, despite the damage to our facilities caused by hurricanes in the Gulf of Mexico. There were, however, large cost overruns on our Sakhalin II project and we are ensuring that we learn the lessons from these. We believe that gas demand will continue to grow rapidly and, in 2005 our Gas & Power business strengthened its leading positions in the key markets of Asia, Europe and North America, with a number of new LNG projects starting operation or construction.

In the downstream, Oil Products earnings were up 31%, reflecting strong refining margins and good operational performance. By standardising and simplifying our processes we have reduced costs and improved customer service. We also continued to provide customers with an increasing range of fuels that can improve engine performance and reduce environmental impact. At the same time, we strengthened our position as the world's leading marketer of biofuels. Chemicals also had good earnings in 2005 and, with the completion of the Nanhai petrochemicals complex in southern China, made an important step in securing a position in this rapidly growing market. Much of the increase in energy demand is coming from emerging economies in the Asia Pacific region and we are ensuring that we extend our presence in those growth markets.

I believe that Shell's commitment to technology and innovation, combined with the dedication and skill of our employees, will enable us to play a leading and competitive role in meeting the world's future energy needs. This includes taking on bigger and more demanding projects and ensuring we integrate economic, and social and environmental considerations into our management of those projects. Our Project and Commercial Academies, which have made a good start, will be at the heart of our work to acquire and to develop projects successfully in the future. In our operations we aim to be a "first-quartile" performer. We continue to focus on Health, Safety, Security and Environment (HSSE).

We also realise the importance of managing the carbon dioxide emissions from oil and gas resources. This offers opportunities to develop our business and we are investing in a range of research into carbon capture and storage that can help us to develop greener fossil fuels. At the same time, Shell aims to develop at least one substantial business in alternative energy. In the past year we have made good progress on projects in wind, hydrogen and advanced solar technology that will help us move towards that aim.

All of us in Shell are pleased with the progress we have made in 2005 in improving our operational performance; in developing projects; and in securing new resources. I believe we now have a strong foundation to build for the future to deliver the leading performance and competitive returns that our shareholders want to see. So this means 2006 will be the year of delivery and growth for Shell.



Jeroen van der Veer Chief Executive

The Board of Royal Dutch Shell plc




15
6
7
11
13
3
5
8
2
4
14
9
12
1
10

Royal Dutch Shell has a single tier Board of Directors chaired by a Non-executive Chairman, Aad Jacobs. The executive management is led by the Chief Executive, Jeroen van der Veer. The members of the Board of Royal Dutch Shell plc meet regularly to discuss reviews and reports on the business and plans of Royal Dutch Shell. In 2005, the Nomination and Succession Committee recommended to the Board the appointment of Jorma Ollila, currently Chairman and CEO of Nokia Corporation, to succeed Aad Jacobs as Non-executive Chairman of Royal Dutch Shell. The Board adopted this proposal. A resolution has been proposed to be put to the Annual General Meeting of shareholders of Royal Dutch Shell, to be held on May 16, 2006, for the election of Mr Ollila as a Director of Royal Dutch Shell, with effect from June 1, 2006.

1 Aad Jacobs ○
Non-executive Chairman
Born May 28, 1936. A Dutch national, appointed Non-executive Chairman of Royal Dutch Shell in October 2004. He became a member of the Royal Dutch supervisory board in 1998 and Chairman in 2002 and was a Board member[1] of Royal Dutch until the merger of the company on December 21, 2005. He was previously Chairman of the Board of Management of ING Groep N.V. He is Chairman of the supervisory boards of Joh. Enschedé B.V., Imtech N.V. and VNU N.V.; Vice-Chairman of the supervisory boards of Buhrmann N.V. and SBM Offshore N.V.; and a member of the supervisory board of ING Groep N.V.

2 Lord Kerr of Kinlochard GCMG + ○
Deputy Chairman and Senior Independent Non-executive Director
Born February 22, 1942. A British national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a Non-executive Director of Shell Transport from 2002 to 2005. A member of the UK Diplomatic Service from 1966 to 2002 (and its Head from 1997 to 2002), he was successively UK Permanent Representative to the EU, British Ambassador to the USA, Foreign Office Permanent Under Secretary of State and Secretary-General of the European Convention. He is a Non-executive Director of Rio Tinto plc and Rio Tinto Limited and Scottish American Investment Company plc and Chairman of Court/Council of Imperial College. Trustee of the National Gallery and of the Rhodes Trust.

3 Jeroen van der Veer
Chief Executive
Born October 27, 1947. A Dutch national, appointed Chief Executive of Royal Dutch Shell in October 2004. He was appointed President of Royal Dutch in 2000, having been a Managing Director of Royal Dutch since 1997 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. He was a Director of Shell Canada Limited from April 24, 2003 until April 29, 2005. He joined the Group in 1971 in refinery process design and held a number of senior management positions around the world. He is a Non-executive Director of Unilever (which includes Unilever N.V., Unilever plc and Unilever Holdings Ltd.).

4 Peter Voser
Chief Financial Officer
Born August 29, 1958. A Swiss national, appointed Chief Financial Officer of Royal Dutch Shell in October 2004. He was appointed a Managing Director of Shell Transport and Chief Financial Officer (CFO) in October 2004. In 2002, joined the Asea Brown Boveri (ABB) Group of Companies, based in Switzerland as CFO and Member of the Group Executive Committee. Also responsible for ABB's Group IT and the Oil, Gas and Petrochemicals business. Originally joined the Group in 1982 where he held a variety of finance and business roles in Switzerland, UK, Argentina and Chile, including CFO of Oil Products. He is a member of the supervisory board of Aegon N.V. (he will retire April 25, 2006) and a member of the supervisory board of UBS AG.

5 Malcolm Brinded CBE FREng
Executive Director, Exploration & Production
Born March 18, 1953. A British national, appointed an Executive Director of Royal Dutch Shell in October 2004. He was previously a Managing Director of Shell Transport since March 2004 and prior to that a Managing Director of Royal Dutch since 2002. Joined the Group in 1974 and has held various positions around the world including Country Chair for Shell in the UK, and Director of Planning, Environment and External Affairs at Shell International Ltd.

6 Linda Cook
Executive Director, Gas & Power
Born June 4, 1958. A US national, appointed an Executive Director of Royal Dutch Shell in October 2004. She was appointed a Managing Director of Royal Dutch in August 2004 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. She was President and Chief Executive Officer and a member of the Board of Directors of Shell Canada Limited from August 2003 to July 2004. Joined Shell Oil Company in Houston in 1980, and worked for Shell Oil Company in Houston and California in a variety of technical and managerial positions. Member of the Society of Petroleum Engineers and a Non-executive director of The Boeing Company.

7 Rob Routs
Executive Director, Oil Products and Chemicals
Born September 10, 1946. A Dutch national, appointed Executive Director of Royal Dutch Shell in October 2004. He was a Managing Director of Royal Dutch from 2003 to July 4, 2005. Joined the Group in 1971. Held various positions in the Netherlands, Canada and the USA. Previously President and Chief Executive Officer of Shell Oil Products USA, President of Shell Oil Company and Country Chair for Shell in the USA and Chief Executive of Equilon. He is a member of the Board of Directors of Shell Canada Limited since April 29, 2005 and director of INSEAD.

8 Maarten van den Bergh #
Non-executive Director
Born April 19, 1942. A Dutch national, appointed Non-executive Director of Royal Dutch Shell in October 2004. He was a member of the Royal Dutch supervisory board from 2000 to July 4, 2005. Managing Director of Royal Dutch from 1992 to 2000 and President from 1998 to 2000. Chairman of the Board of Directors of Lloyds TSB (he will retire at the AGM of Lloyds in May 2006) and, member of the Boards of Directors of BT Group plc and British Airways plc and a member of the supervisory board of Akzo Nobel N.V.

9 Sir Peter Burt FRSE ■
Non-executive Director
Born March 6, 1944. A British national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. Non-executive Director of Shell Transport from 2002 to 2005. He was Chief General Manager and Chairman of the Management Board and subsequently Group Chief Executive, Bank of Scotland. Executive Deputy Chairman HBOS plc. Governor of Bank of Scotland from 2001. Retired 2003. He is a Chairman of ITV plc and Promethean plc.

10 Mary R. (Nina) Henderson ■#
Non-executive Director
Born July 6, 1950. A US national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. She was a Non-executive Director of Shell Transport from 2001 to 2005. Previously President of a major division and Corporate Vice-President of Bestfoods, a major US foods company, responsible for worldwide core business development. Non-executive Director of Pactiv Corporation, AXA Financial Inc., Del Monte Foods Company and Visiting Nurse Service of New York.

11 Sir Peter Job KBE +
Non-executive Director
Born July 13, 1941. A British national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a Non-executive Director of Shell Transport from 2001 to 2005. Previously he was Chief Executive of Reuters Group plc. He is a Non-executive Director of Schroders plc, TIBCO Software Inc., Instinet Group Inc., and a member of the supervisory board of Deutsche Bank AG.

12 Wim Kok #
Non-executive Director
Born September 29, 1938. A Dutch national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a member of the Royal Dutch supervisory board from 2003 to July 4, 2005. Chaired the Confederation of Dutch trade unions (FNV) before becoming a member of the Lower House of Parliament and parliamentary leader of the Partij van de Arbeid (Labour Party). Appointed Minister of Finance in 1989 and Prime Minister in 1994, serving for two periods of government up to July 2002. Member of the supervisory boards of ING Groep N.V., KLM N.V. and TNT N.V.

13 Jonkheer Aarnout Loudon + ○
Non-executive Director
Born December 10, 1936. A Dutch national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a member of the Royal Dutch supervisory board from 1997 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. He was a member of the Board of Management of Akzo from 1977 to 1994 (Akzo Nobel as from 1994) and its Chairman from 1982 to 1994. He is Chairman of the supervisory boards of ABN AMRO Holding N.V. and Akzo Nobel N.V. (he will retire per May 1, 2006) and a member of the International Advisory Board of Allianz AG.

14 Christine Morin-Postel ■
Non-executive Director
Born October 6, 1946. A French national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. She was a member of the Royal Dutch supervisory board from July 2004 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. Formerly she was Chief Executive of Société Générale de Belgique and Executive Vice-President and member of the Executive Committee of Suez S.A. She is Non-executive director of Alcan Inc., 3i Group plc and Pilkington plc.

15 Lawrence Ricciardi ■
Non-executive Director
Born August 14, 1940. A US national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was appointed a member of the Royal Dutch supervisory board in 2001 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. Previously he was President of RJR Nabisco, Inc. and subsequently Senior Vice-President and General Counsel of IBM. He is Senior Advisor to the law firm Jones Day and to Lazard Frères & Co and member of the Board of Directors of The Reader's Digest Association, Inc.

Beat Hess
Group Legal Director
Born July 6, 1949. A Swiss national, appointed as Shell Group Legal Director in June 2003. Previously General Counsel of ABB Group. Non-executive board member of Ciba Specialty Chemicals.

Michiel Brandjes
Company Secretary
Born December 14, 1954. A Dutch national, appointed as Company Secretary of Royal Dutch Shell in February 2005. Previously Company Secretary of Royal Dutch Petroleum Company and Group general counsel corporate. Joined the Group in 1980 as a Legal Adviser.

■ Audit Committee
\+ Remuneration Committee
# Social Responsibility Committee
○ Nomination and Succession Committee

1 As from July 4, 2005 Royal Dutch had a one tier board instead of a two tier board. This one tier board existed until the company merged into Shell Petroleum N.V. per December 21, 2005.

Unification of Royal Dutch and Shell Transport

In 2005, Royal Dutch Shell became the single 100% parent company of Royal Dutch Petroleum Company ("Royal Dutch") and of Shell Transport and Trading Company Limited (previously known as The "Shell" Transport and Trading Company, p.l.c.) ("Shell Transport") the two former public parent companies of the Group. These transactions include:

> the scheme of arrangement of Shell Transport under the applicable laws of England and Wales ("the Scheme") on July 20, 2005, pursuant to which Royal Dutch Shell acquired all the outstanding capital stock of Shell Transport;

> the exchange offer ("the Exchange Offer", and together with the Scheme, "the Unification Transaction") for all of the ordinary shares of Royal Dutch, commenced on May 19, 2005, which became unconditional (*gestanddoening*) on July 20, 2005, and, including the subsequent offer acceptance period which expired on August 9, 2005, through which Royal Dutch Shell acquired a total of 98.49% of the outstanding capital stock of Royal Dutch; and

> the series of restructuring transactions of the Group ("the Restructuring" and together with the Unification Transaction the "Unification"), which included the merger under Dutch law of Royal Dutch with its wholly-owned subsidiary, Shell Petroleum N.V. ("Shell Petroleum"), which became effective on December 21, 2005 ("the Merger"). Pursuant to the terms of the Merger exchange ratio, the remaining public shareholders of Royal Dutch, who collectively held 1.51% of the outstanding shares, received €52.21 per share in cash (or for certain eligible shareholders an equivalent principal amount of loan notes) and Royal Dutch Shell received shares of the surviving company, Shell Petroleum. As a result of the Merger, former holders of Royal Dutch shares received an aggregate of $1.9 billion equivalent in cash and loan notes. The loan notes were exchanged by Royal Dutch Shell for an aggregate of 4,827,974 Class A ordinary shares on January 6, 2006. As a result of the Merger, Royal Dutch and the Royal Dutch shares have ceased to exist and Shell Petroleum, the surviving company in the Merger, became a 100% owned subsidiary of Royal Dutch Shell.

The diagram at the bottom of this page illustrates the structure of the Group following completion of the Unification. Operating and service company subsidiaries are not shown.

Pursuant to the terms of the Unification Transaction, holders of ordinary shares of Royal Dutch ("Royal Dutch ordinary shares"), holders of Shell Transport Ordinary Shares ("the Shell Transport Ordinary Shares"), holders of Shell Transport bearer warrants and holders of American Depositary Receipts representing Shell Transport Ordinary Shares ("the Shell Transport ADRs") received, respectively:

> for each Royal Dutch ordinary share held in New York registry form tendered:
1 Royal Dutch Shell Class A American Depositary Receipt[a]

> for each Royal Dutch ordinary share held in bearer or Hague registry form tendered:
2 Royal Dutch Shell Class A ordinary shares

> for each Shell Transport Ordinary Share (including Shell Transport Ordinary Shares to which holders of Shell Transport bearer warrants were entitled):
0.287333066 Royal Dutch Shell Class B ordinary shares

> for each Shell Transport ADR:
0.861999198 Royal Dutch Shell Class B American Depositary Receipts[b]

Royal Dutch Shell Class A ordinary shares ("Class A shares") and Royal Dutch Shell Class B ordinary shares ("Class B shares") have identical rights as set out in the Royal Dutch Shell Articles, except in relation to the dividend access mechanism applicable to the Royal Dutch Shell Class B ordinary shares. The dividend access mechanism is described more fully in "Supplementary Information – Control of registrant – Rights attaching to shares".

The Unification Transaction did not result in the formation of a new reporting entity. Immediately after the Unification Transaction each former Royal Dutch and Shell Transport shareholder who participated in the Unification Transaction held the same economic interest in Royal Dutch Shell as the shareholder held in the Group immediately prior to implementation of the Unification Transaction. Accordingly, the Unification Transaction has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of Royal Dutch, Shell Transport and the other companies comprising the Group.

Royal Dutch and Shell Transport entered into a scheme of amalgamation dated September 12, 1906 and agreements from 1907 by which the scheme of amalgamation was implemented and pursuant to which they "amalgamated" their interests in the oil industry in a transaction that would have been accounted for as a business combination under current accounting standards. From that time until the Restructuring, Royal Dutch owned 60% of the other companies comprising the Group and Shell Transport owned 40% of the other companies comprising the Group. All operating activities have been conducted through the subsidiaries of Royal Dutch and Shell Transport which have operated as a single economic enterprise. Prior to the consummation of the Unification Transaction, economic interests of the Royal Dutch and Shell Transport shareholders in the other companies comprising the Group reflected the 60:40 economic interests of Royal Dutch and Shell Transport in these companies. The Unification Transaction had little impact on the economic rights and exposures of shareholders of Royal Dutch and Shell Transport, as the separate assets and liabilities of Royal Dutch and Shell Transport are not material in relation to their interests in the rest of the Group, and the Unification Transaction did not result in the acquisition of any new businesses or operating assets and liabilities. In addition, the Unification Transaction did not affect the proved oil and gas reserve information reported by Royal Dutch Shell, Royal Dutch and Shell Transport or the other companies comprising the Group.


Public
Shareholders
Royal Dutch
Shell plc
Shell Petroleum
N.V.
The Shell Transport and
Trading Company Ltd.
Shell Petroleum
Company Ltd.

a Each Royal Dutch Shell Class A American Depositary Receipt represents 2 Royal Dutch Shell Class A ordinary shares.
b Each Royal Dutch Shell Class B American Depositary Receipt represents 2 Royal Dutch Shell Class B ordinary shares.

Selected Financial Data

The selected financial data set out below is derived, in part, from the Consolidated Financial Statements. The selected data should be read in conjunction with the Consolidated Financial Statements and related Notes, as well as the Operating and Financial Review in this Report.

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from US GAAP. For a summary of the material differences between IFRS and US GAAP, see Note 38 to the Consolidated Financial Statements.

Except as otherwise stated, all selected financial data are prepared in accordance with IFRS.

Consolidated Statement of Income data

		$ million
	2005	2004
Revenue	306,731	266,386
Income from continuing operations	26,568	19,491
Income/(loss) from discontinued operations	(307)	(234)
Income for the period	26,261	19,257
Income attributable to minority interest	950	717
Income attributable to shareholders of Royal Dutch Shell	25,311	18,540

Earnings per share		$
Basic earnings per €0.07 ordinary share	3.79	2.74
from continuing operations	3.84	2.77
from discontinued operations	(0.05)	(0.03)
Diluted earnings per €0.07 ordinary share	3.78	2.74
from continuing operations	3.83	2.77
from discontinued operations	(0.05)	(0.03)

Consolidated Balance Sheet data

		$ million
	2005	2004
Total assets	219,516	187,446
Share capital	571	604
Equity attributable to shareholders of Royal Dutch Shell	90,924	86,070
Minority interest	7,000	5,313

Capital investment

		$ million
	2005	2004
Capital expenditure:		
Exploration & Production	10,858	8,699
Gas & Power	1,568	1,357
Oil Products	2,810	2,761
Chemicals	387	529
Other industry segments and Corporate	293	220
	15,916[a]	13,566
Exploration expenses (excluding depreciation and release of currency translation differences)	815	651
New equity in equity accounted investments	390	681
New loans to equity accounted investments	315	377
Total capital investment*	17,436	15,275
*comprising		
Exploration & Production	12,046	9,708
Gas & Power	1,602	1,633
Oil Products	2,844	2,823
Chemicals	599	868
Other industry segments and Corporate	345	243
	17,436	15,275

a The difference between capital expenditure in this table and the capital expenditure on the next page (other consolidated data) relates to non-cash effects relating to leases.

Selected Financial Data

Other consolidated data

		$ million
	2005	2004
Cash flow provided by operating activities	**30,113**	26,537
Capital expenditure	**15,904**	13,566
Cash flow used in investing activities	**8,761**	5,964
Dividends paid	**10,849**	7,655
Cash flow used in financing activities	**18,573**	13,592
Increase/(decrease) in cash and cash equivalents	**2,529**	7,094
Income by industry segment		
Exploration & Production	**14,238**	9,823
Gas & Power	**1,573**	1,815
Oil Products	**9,982**	7,597
Chemicals	**991**	1,148
Other industry segments and Corporate	**(523)**	(1,126)
Minority interest	**(950)**	(717)
	25,311	18,540
Total debt ratio[a]	**11.7%**	13.8%
Dividends declared – €	**0.92**[b]	0.86[c]
Dividends – equivalent payment in dollars	**1.13**[b]	1.07[c]

a The debt ratio is defined as short-term plus long-term debt as a percentage of capital employed. Capital employed is net assets (defined as total assets minus total liabilities) plus short-term and long-term debt. *Management of the Group believes that the debt ratio calculated on this basis (rather than the ratio of total debt to shareholders equity) is useful to investors because it takes account of all amounts of* capital employed in the business. Management uses this measure to assess the level of debt relative to the capital invested in the business.

b Includes a first interim dividend of €0.23 ($0.2973) made payable to shareholders of Royal Dutch Petroleum Company in June 2005 and a first interim dividend of 15.84 pence ($0.3014) made payable to shareholders of The "Shell" Transport and Trading Company, p.l.c. in June 2005, a second interim dividend of €0.23 ($0.2771) made payable to shareholders of Royal Dutch Shell plc in September 2005, a third interim dividend of €0.23 ($0.2787) made payable to shareholders of Royal Dutch Shell plc in December 2005 and a fourth interim dividend of €0.23 ($0.2771) made payable to shareholders of Royal Dutch Shell plc in March 2006. Together they will constitute the total dividend for 2005.

c Includes interim dividend of €0.75 ($0.90) made payable in September 2004 and a second interim dividend of €1.04 ($1.33) made payable in March 2005. Together they constituted the total dividend for 2004.

Quarterly income data

The following tables contain our unaudited quarterly information.

										$ million
	Quarter 4	Quarter 3	Quarter 2	Quarter 1	**2005 Year**	Quarter 4	Quarter 3	Quarter 2	Quarter 1	2004 Year
Revenue	75,496	76,435	82,644	72,156	**306,731**	76,301	70,685	62,132	57,268	266,386
Cost of sales	63,889	60,704	69,464	58,565	**252,622**	65,358	58,604	51,860	47,437	223,259
Gross profit	11,607	15,731	13,180	13,591	**54,109**	10,943	12,081	10,272	9,831	43,127
Selling, distribution and administrative expenses	4,263	3,763	3,917	3,539	**15,482**	4,406	3,643	3,668	3,381	15,098
Exploration	502	275	248	261	**1,286**	515	294	889	111	1,809
Share of profit of equity accounted investments	1,389	3,081	1,080	1,573	**7,123**	1,519	1,254	1,111	1,131	5,015
Interest and other income	205	521	247	198	**1,171**	621	177	134	551	1,483
Interest expense	261	253	286	268	**1,068**	229	188	269	373	1,059
Income before taxation	8,175	15,042	10,056	11,294	**44,567**	7,933	9,387	6,691	7,648	31,659
Taxation	3,572	5,558	4,595	4,274	**17,999**	2,893	3,790	2,663	2,822	12,168
Income from continuing operations	4,603	9,484	5,461	7,020	**26,568**	5,040	5,597	4,028	4,826	19,491
Income/(loss) from discontinued operations	–	(93)	–	(214)	**(307)**	(299)	23	22	20	(234)
Income for the period	4,603	9,391	5,461	6,806	**26,261**	4,741	5,620	4,050	4,846	19,257
Income attributable to minority interests	235	359	225	131	**950**	170	249	153	145	717
Income attributable to shareholders	4,368	9,032	5,236	6,675	**25,311**	4,571	5,371	3,897	4,701	18,540

Consolidated Statement of Income data (US GAAP)

					$ million
	2005	2004	2003	2002	2001
Revenue	306,111	264,281	198,362	163,453	122,453
Income attributable to minority interest	1,010	626	353	175	360
Income from continuing operations	24,756	16,536	12,042	9,484	10,284
Income/(loss) from discontinued operations	378	1,646	25	187	37
Cumulative effect of a change in accounting principle, net of tax	554	–	255	–	–
Income attributable to shareholders of Royal Dutch Shell	25,688	18,182	12,313	9,656	10,301

Earnings per share					$
Basic earnings per €0.07 ordinary share [a b]	3.85	2.68	1.81	1.41	1.45
from continuing operations	3.71	2.44	1.77	1.38	1.45
from discontinued operations	0.06	0.24	–	0.03	–
cumulative effect of a change in accounting principle, net of tax	0.08	–	0.04	–	–
Diluted earnings per €0.07 ordinary share [a b]	3.84	2.68	1.81	1.41	1.45
from continuing operations	3.70	2.44	1.77	1.38	1.45
from discontinued operations	0.06	0.24	–	0.03	–
cumulative effect of a change in accounting principle, net of tax	0.08	–	0.04	–	–

a Earnings per Royal Dutch Shell Class A ordinary and Class B ordinary shares are identical. The historical earnings per share following the Unification have been accounted for on a carry-over basis using the aggregate weighted average outstanding shares of the constituent businesses adjusted to the equivalent shares of Royal Dutch Shell for all periods presented.

b The basic earnings per share amounts shown relate to income attributable to shareholders of Royal Dutch Shell. The 2005 calculation uses a weighted-average number of shares of 6,674,179,767 (2004: 6,770,458,950; 2003: 6,811,314,175; 2002: 6,876,188,213; 2001: 7,100,044,876). The basic earnings per share number has been restated to exclude shares held by Share-Ownership Trusts for share-based compensation plans. For the purpose of the calculation, shares repurchased under the buyback programme are deemed to have been cancelled on purchase date. The diluted earnings per share are based on the same income figures. For this calculation, the following weighted-average number of shares are used. 2005: 6,694,427,705; 2004: 6,776,396,429; 2003: 6,813,444,740; 2002: 6,878,412,716; 2001: 7,105,915,746. The difference between the basic and diluted number of shares relates to share-based compensation plans as mentioned above.

Consolidated Balance Sheet data (US GAAP)

					$ million
	2005	2004	2003	2002	2001
Total assets	223,646	193,625	169,766	153,320	112,050
Equity attributable to shareholders of Royal Dutch Shell	94,103	90,545	78,251	66,195	62,822
Minority interest	7,006	5,309	3,415	3,568	3,466

Capitalisation table (US GAAP)

		$ million
	Dec 31, 2005	Dec 31, 2004
Equity		
Ordinary share capital	571	584
Preference share capital	–	20
Additional paid-in capital	3,637	5,371
Treasury shares	(3,809)	(4,187)
Retained earnings	95,965	85,791
Accumulated other comprehensive income/(loss)	(2,261)	2,966
Total equity	94,103	90,545
Short-term debt	5,328	5,762
Long-term debt[a]	4,589	5,774
Total debt[b]	9,917	11,536
Total capitalisation	104,020	102,081

a Long-term debt exclude $2.8 billion of certain tolling commitments (2004: $2.8 billion).

b As of June 30, 2005, the Shell Group had outstanding guarantees of $2.9 billion (2004: $2.9 billion), of which $1.7 billion (2004: $1.7 billion) related to guarantees in respect of debt related to project financing.

Ratio of Earnings to Fixed Charges (IFRS and US GAAP)

The following table sets forth the consolidated unaudited Ratio of Earnings to Fixed Charges of Royal Dutch Shell on an IFRS basis for the years ended December 31, 2004 and 2005 and on a US GAAP basis for the years ended December 31, 2001, 2002, 2003, 2004 and 2005.

					%
	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges (IFRS)	23.81	19.60			
Ratio of Earnings to Fixed Charges (US GAAP)	27.72	17.56	15.91	11.71	18.52

For the purposes of this table, earnings consists of pre-tax income from continuing operations before adjustment for minority interests and Group share of profit of equity accounted investments plus fixed charges (excluding capitalised interest) less undistributed earnings of equity accounted investments, plus distributed income from equity accounted investments. Fixed charges consists of expensed and capitalised interest plus interest within rental expenses (for operating leases) plus preference security dividend requirements of consolidated subsidiaries.

Please refer to Exhibit 7 for details concerning the calculation of the Ratio of Earnings to Fixed Charges.

THIS PAGE INTENTIONALLY LEFT BLANK

Index to the Operating and Financial Review (OFR)

Operating and Financial Review 2005

Business and market overview

The Operating and Financial Review (OFR) provides a business, market and strategic overview of the operations and financial situation of the Group, as seen by Group management. It describes the activities, properties and performance of the Group and also discusses the risks and social and environmental challenges facing the Group.

Business overview

Royal Dutch Shell consists of the upstream businesses of Exploration & Production and Gas & Power and the downstream businesses of Oil Products and Chemicals. We also have interests in other industry segments such as Renewables and Hydrogen.

Over time and across the commodity cycle the Group has achieved higher earnings and returns on investment in the upstream compared with the other businesses, and sees significant growth potential in demand for natural gas. The downstream businesses continue to offer attractive returns, cash flow and growth potential in the growth markets of Asia Pacific and the Middle East and the portfolio is being restructured to capture that potential. The Group's core strengths include the application of technology, financial and project management skills to develop large oil and gas projects; the ability to develop and manage a diverse and international business portfolio; and the development of customer-focused businesses built around the strength of the Shell brand.

Royal Dutch Shell strategy

Our strategy of more upstream and profitable downstream aims to reinforce our position as a leader in the industry, which aims to provide investors with a competitive and sustained total shareholder return.

We have announced an increase in capital investment to support that strategy and in 2006 we plan to spend a total of $19 billion (excluding capital contribution of minority shareholders in Sakhalin), of which around $15 billion will be invested in upstream projects. This increased investment will be used to grow and mature our hydrocarbons resource base; increase production; build on our strong position in integrated gas and unconventionals and enhance our competitive leadership in the downstream.

More upstream Increased capital investment will enable more upstream oil and gas development. This will include a sustained high exploration activity level and significant projects such as Salym, Bonga, Erha, Kashagan, Sakhalin, Qatargas 4, Pearl GTL and Ormen Lange. Further work will continue to develop unconventional oil projects including the expansion of the Athabasca Oil Sands project and also to prolong profitable production from our existing producing areas.

Included in the planned upstream investment are projects in Gas & Power, predominantly in liquefied natural gas (LNG) such as Sakhalin II, Qatargas 4 and expansions of LNG projects in Nigeria and Australia. These projects are part of the continued development of our integrated gas business through selective investment in opportunities across the value chain. That strength along the whole gas value chain from exploration to marketing will continue to be a key factor in our ability to maintain our global leadership in natural gas. At the same time, we will continue to promote our interests in Gas to Liquids (GTL), coal gasification and new opportunities in carbon management.

Profitable downstream Our downstream strategy focuses on sustaining strong cash delivery while building profitable new positions in higher-growth markets, especially in Asia Pacific, and maintaining and strengthening established positions in attractive markets.

We continue to reshape the portfolio and, in 2005, generated proceeds from divestments from various markets of over $3 billion. We will continue to focus on differentiating our business through the provision of premium fuels such as Optimax and V-Power as well as working to make cleaner fuels such as biofuels more widely and competitively available. Capital investment in downstream in 2006 will be over $4 billion and $1.7 billion of investment will include areas of strong growth potential to deliver competitive returns.

Meeting growing global demand for energy in ways that minimise the effect on the environment is a key challenge for our future business and we are pursuing a range of opportunities to develop alternative energy that will both complement today's core businesses and establish major new income streams over the long term.

Reshaping the portfolio The target of raising $12–15 billion in divestment proceeds for the period 2004–06 has been achieved one year ahead of schedule. The investment programme is based on our strategy of more upstream and profitable downstream and is intended to position the Group competitively in a future environment.

Operational excellence Improving operational performance across all of our activities is a priority. This means operating in a safe, reliable and cost competitive way and ensuring that we meet high standards of environmental and social performance. Performance is measured through comprehensive internal and external benchmarking to establish a measure of performance relative to competitors. Our aim is to achieve top quartile performance across all of our activities when measured against those competitors.

Effective project delivery has become increasingly important as we take on larger and more complex projects. We have allocated more resources to improving project planning and delivery including setting up a Project Academy. The Project Academy will provide focused training and development on all aspects of project management to those working on projects across our businesses.

Technology and innovation Developing and implementing new technology is important to our business activities and to be competitive in securing new business opportunities.

Technology plays a particularly important role in helping us to access new resources, maximise the recovery of oil and gas from existing resources, develop the potential of unconventional hydrocarbons and alternative energy and find ways of reducing and managing the CO_2 emissions related to energy production and use.

Creating the culture and organisation to deliver We have made significant progress in changing our organisation and shaping our culture to deliver our strategy and competitive returns to our shareholders over time. The Unification Transaction of the former parent companies under Royal Dutch Shell in 2005 has provided us with a clearer, simpler, more efficient and accountable form of governance. We continue to work to simplify our organisation and continue to make good progress in standardising processes across our businesses. The integration of the Oil Products and Chemicals businesses into one downstream organisation has been successful in creating a more dynamic, responsive and competitive downstream organisation.

Market overview

Global economic output expanded by around 4.5% in 2005, supported by strong activity in the US and Asia, down from 5.1% in 2004. The two key drivers underpinning this growth were US consumer resilience to higher energy prices and interest rates, and generally moderate inflationary pressures in key industrialised economies. Economic expansion is expected to stay broadly on track for 2006, despite prospects of continued higher oil prices, monetary tightening and further easing of investment growth in China.

In the US, business investment, residential sector spending and robust manufacturing output all contributed to high economic growth levels in 2005. For 2006, the expected moderate slow down in personal consumption and easing of the housing market would bring GDP growth largely in line with potential output growth of around 3.4%. In Europe, economic growth in 2005 came from export growth, partially fuelled by a weaker than expected euro, and a moderate increase in personal consumption, leading to an expansion of roughly 1.4%. Assuming moderate monetary tightening, and a more substantial recovery in personal consumption, this could increase to 1.8% in 2006. The Japanese economy is continuing on a path of gradual recovery with both private consumption and non-residential business investments generating substantial momentum during the first half of 2005. Whether such momentum can be maintained over the next year remains uncertain, but the structural factors are in place for the economy to grow at around 2% in 2006. In China, 2005 was characterised by a change in the structure of growth, with the economy relying increasingly on exports, and to a lesser extent on domestic demand. For 2006, domestic demand growth is expected to slow and net exports to make a smaller contribution. GDP growth is expected to reduce moderately to around 8% in 2006.

Risks are slanted to the downside with sustained higher energy prices, uncertainty linked to the US consumer, possible dollar depreciation, unusual trends in the bond markets, and the expected cooling of the housing market. Given the present forward momentum of the global economy, the probability of a severe slowdown in 2006 seems low.

Oil and natural gas prices

Brent crude oil prices averaged $54.55 per barrel in 2005 compared with $38.30 in 2004, while West Texas Intermediate (WTI) averaged $56.60 per barrel compared with $41.50 a year earlier. 2005 saw a steady increase in crude oil prices mainly driven by limited spare OPEC crude oil production capacity, weather related demand and supply effects and geopolitical tensions in the Middle East. WTI reached a new record high of just under $70 per barrel at hurricane Rita's landfall at the end of August, but prices were subsequently reduced by the International Energy Agency's decision to release emergency stocks. Brent and WTI crude oil prices ended 2005 at $58 and $61 per barrel respectively.

Based on internal Group analysis, oil prices are expected to remain strong in 2006 against ongoing supply concerns, the projection of low OPEC spare capacity and projected strong world economic growth, in particular the US and China. In the medium to longer term, the Group anticipates prices to moderate from present levels, as both supply and demand are expected to respond to the present higher price environment and stocks and OPEC spare capacity is being rebuilt.

Henry Hub gas prices in the US averaged $8.80 per million British thermal units (Btu) in 2005 compared with $5.87 in 2004. Prices were driven up in the summer by record hot weather boosting electricity demand from gas-fired power stations to run air conditioning. Prices increased further from late August to the end of the year as a result of extensive supply disruptions caused by Gulf of Mexico hurricanes. Henry Hub closed at $9.45 per million Btu at year end. In 2006 Henry Hub prices are expected to ease with recovery from the weather related supply disruptions in 2005 and an increase in LNG imports, but are expected to remain above historical levels as robust demand continues to challenge the growth in supply.

The drivers of natural gas prices are more regionalised than the relatively global nature of crude oil pricing. While the Henry Hub price is a recognised price benchmark in North America, the Group also produces and sells natural gas in other areas that have significantly different supply, demand, regulatory circumstances and therefore pricing structure. Natural gas prices in continental Europe and Asia Pacific are predominantly indexed to oil prices. In Europe prices have also risen reflecting higher oil prices and strong demand. In the UK prices at the National Balancing Point averaged $6.39 per million Btu versus $4.72 in 2004 and Germany border prices averaged around $5.81 per million Btu versus $4.30 in 2004.

Oil and natural gas prices for investment evaluation

The range of possible future crude oil and natural gas prices to be used in project and portfolio evaluations within the Group are determined after assessment of short, medium and long-term price drivers under different sets of assumptions. Historical analysis, trends and statistical volatility are part of this assessment, as well as analysis of global and regional economic conditions, geopolitics, OPEC actions, cost of future supply and the balance of supply and demand. Sensitivity analyses are used to test the impact of low price drivers, like economic weakness and high investment levels in new production, and high price drivers, like strong economic growth, and low investment levels in new production. Short-term events, such as relatively warm winters or cool summers, weather and (geo)political related supply disruptions and the resulting effects on demand and inventory levels, contribute to price volatility.

During 2005, the Group used prices ranging from around $20 to the mid $30s per barrel to test the economic performance of long term projects at different prices or margin levels. As part of normal business practice, the range of prices used for this purpose continues to be under review and may change.

Operating and Financial Review – Business and market

Activities, major interests and property

Our various activities are conducted in more than 140 countries and territories. The Group and its equity accounted investments constitute one of the largest independent oil and gas enterprises in the world (by a number of measures, including market capitalisation, operating cash flow and oil and gas production). Oil and gas, by far the largest of our business activities (including the Group's Exploration & Production, Gas & Power, and Oil Products segments), accounted for approximately 90% of net proceeds in 2005. We market oil products in more countries than any other oil company and have a strong position not only in the major industrialised countries but also in the developing ones. The distinctive Shell pecten (a trademark in use since the early part of the twentieth century) and trademarks in which the word Shell appears support this marketing effort throughout the world. Taken together, the Group and its equity accounted investments also rank among the world's major chemical companies (by sales); in 2005, the Chemicals segment accounted for almost 10% of the revenue of the Group. In downstream, we intend to further integrate the Oil Products and Chemicals businesses in order to provide opportunities to achieve cost efficiencies from shared services and common manufacturing sites, and from improved use of hydrocarbon resources on integrated sites.

A breakdown of revenue of the Group by industry segment and by geographical region for the years 2004 and 2005 is set out below:

Revenue by industry segment (including intersegment sales)[a]

	$ million		%	
	2005	2004	2005	2004
Exploration & Production				
Third parties	23,970	18,400		
Intersegment	21,704	18,895		
	45,674	37,295	13.0%	12.4%
Gas & Power				
Third parties	13,766	9,625		
Intersegment	1,858	1,210		
	15,624	10,835	4.5%	3.6%
Oil Products				
Third parties	237,210	210,424		
Intersegment	16,643	11,924		
	253,853	222,348	72.3%	73.8%
Chemicals				
Third parties	31,018	26,877		
Intersegment	3,978	2,620		
	34,996	29,497	10.0%	9.8%
Other industry segments and Corporate				
Third parties	767	1,060		
Intersegment	–	10		
	767	1,070	0.2%	0.4%
	350,914	301,045	100.0%	100.0%

Revenue by geographical area (excluding intersegment sales)

	$ million		%	
	2005	2004	2005	2004
Europe	122,684	94,206	40.0%	35.4%
Other Eastern Hemisphere	61,388	50,652	20.0%	19.0%
USA	101,308	103,429	33.0%	38.8%
Other Western Hemisphere	21,351	18,099	7.0%	6.8%
	306,731	266,386	100.0%	100.0%

a The figures in this table are different from the table shown on page 51 as this table includes crude oil sales and non-fuel revenue.

Operating and Financial Review – Risk factors and control

Risk management and internal control

The Group takes a risk-based approach to internal control. Management in the Group is responsible for implementing, operating and monitoring the system of internal control, which is designed to provide reasonable, but not absolute, assurance of achieving business objectives. Related requirements are set out in a Statement on Risk Management, which describes the methodology to be followed to manage risks to objectives. Our control framework is supported by a set of risk-based standards; these establish rules and instructions on enterprise-wide risks that require common treatment across the Group.

We have a variety of processes for obtaining assurance on the adequacy of risk management and internal control.

The Group has a structured process to identify and review risks to the achievement of Group objectives. The Executive Committee and the Audit Committee regularly consider Group-level risks and associated control mechanisms.

A formalised self-appraisal and assurance letter process is in place. As part of this annual process concerns about business integrity or instances of bribery or illegal payments are reported and assurance is provided on compliance with Group standards. The assurance letters are reviewed by the Audit Committee and support representations made to the external auditors.

In addition to these structured self-appraisals, internal audit's risk-based audits of Group operations provide the Audit Committee with an independent view on the effectiveness of risk and control management systems.

Internal audit operates a business control incident reporting procedure, the results of which are reported to the Executive Committee and to the Audit Committee. Additionally, incidents or compliance issues relating to other standards, for example on Health, Safety and Environmental (HSE) are identified, investigated and their learnings shared. They report significant non-compliance to senior executives and to the relevant function head.

An ethics and compliance programme also supports the risk management and internal control environment. The Chief Compliance Officer leads the programme and champions ethics and legal and regulatory compliance in the Group and reports regularly to the Audit Committee.

These established processes allow the Board, via the Audit Committee, to regularly consider the overall effectiveness of the system of internal control and to perform a full annual review of the system's effectiveness. Taken together, these processes provide confirmation to the Board that relevant policies are adopted and procedures implemented with respect to risk management and internal control.

In the context of reserves estimation and reporting, the Group has improved controls and procedures following the reserves restatements in 2004 and the related investigation and report to the Audit Committee at the time. We are continuing to make improvements to the controls and procedures relating to the determination of proved reserves, among other things to address those areas where existing procedures or compliance need improvement.

Risk factors

The Group is subject to various risks relating to changing competitive, economic, political, legal, social, industry, business and financial conditions. These risks to Group objectives are described below.

The Group's operations and earnings are subject to risk related to fluctuating prices for oil, natural gas, oil products and chemicals.
Oil, natural gas, oil products and chemical prices can vary as a result of various factors, including natural disasters, political instability or conflicts, economic conditions or action taken by major oil-exporting countries. Fluctuations in these prices could test our business assumptions, and could have an adverse impact on the Group's investment decisions, operational performance and financial position.

The Group's operations and earnings are subject to risks related to project delivery and the ability to replace oil and gas reserves
The Group's future oil and gas production is to a significant extent dependent upon the successful implementation of large-scale projects. Several uncertainties exist in developing these projects including uncertain geology, effect of frontier conditions, availability of new technology and engineering capacity, availability of skilled resources, project delay, cost overruns, and technical, fiscal, regulatory and other conditions. If these uncertainties materialise they could have an adverse effect on our ability to deliver these projects, which in turn could have an adverse impact on our results of operations and financial position. In addition, future oil and gas production will depend on the Group's ability to access new reserves through exploration, negotiation with countries and other owners of known reserves and acquisitions. Failures in exploration, and in identifying and consummating transactions to access suitable potential reserves, could adversely impact the Group's oil and gas production and reserve replacement, which in turn could have an adverse impact on the Group's results of operations and financial position in the future.

Loss of business reputation may adversely impact results of operations and financial position
The Group has a strong corporate reputation and the Shell brand is one of the world's leading energy brands. The Shell General Business Principles govern how the Group and its individual companies conduct their affairs. Perceived failure to meet these principles could impact our reputation, which in turn could impact our licence to operate, damage our brand and have an adverse impact on our results of operations and financial position.

The Group's operations and earnings are subject to security breaches which could disrupt our activities
A number of our staff and assets are exposed to the threats of crime, social unrest, civil war and terrorist attacks. If these threats to our staff and assets materialise they could cause severe disruption to our activities.

The Group's operations and earnings are subject to strong competition which may affect the Group's financial position
The Group is subject to competition from within the energy industry and other industries. We face competition in several areas including: securing access to acreage and reserves; developing innovative products and solutions; and developing and applying new technology. Failure to adequately understand or respond to the competitive landscape could have an adverse impact on our financial position.

The Group's operations and earnings are subject to risks related to operational hazards, natural disasters, pandemics and breaches of technical integrity
The Group operates in more than 140 countries and territories and employs approximately 109,000 people. The scale, diversity and complexity of the Group's activites place it at the risk of operational hazards, natural disasters, pandemics and breaches of technical integrity, which could result in loss of life, adverse impact on the environment and cause disruption to business activities. Realisation of these risks could have an adverse effect on the results of operations and financial position of the impacted Group company.

The Group's operations and earnings are subject to risk of change in legislation and fiscal and regulatory policies
The Group's operations are subject to risk of change in legislation, taxation and regulation and to expropriation of property. For exploration and production activities, these matters include land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange. Changes in legislation, taxation, and regulations and expropriation of property could have an adverse effect on the results of operations and financial position of the impacted Group companies.

The Group's operations and earnings are subject to risks related to currency fluctuations and exchange controls
The Group is present in more than 140 countries and territories throughout the world and is subject to risks from changes in currency values and exchange controls. Changes in currency values and exchange controls could have an adverse effect on our results of operations and financial position.

The Group's operations and earnings are subject to resourcing inefficiencies which could impede delivery of the Group strategy
Successful delivery of the Group strategy depends on the availability of skilled employees. Changing global demographics, specifically declining numbers of science graduates in Europe and the US, add to the resourcing challenge and there is a risk of failing to resource critical aspects of the business, which could impede delivery of our strategy.

The Group's operations and earnings are subject to information technology failures which could result in disruption to business activities and legal penalties
With an increasing focus on standardisation, reliance on global systems, relocation of IT services, and a dynamic regulatory landscape, the risk of the Group's IT systems failing to deliver products, services and solutions in a compliant, secure and efficient manner, could result in disruption to business activities and legal penalties.

The Group's operations and earnings are subject to the risk of doing business in politically sensitive or unstable countries
The Group's operations and earnings throughout the world have been, and may in the future be, affected from time to time to varying degrees by political developments and laws and regulations, such as forced divestiture of assets; restrictions on production, imports and exports; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of company facilities; price controls; tax increases and other retroactive tax claims; expropriation of property; cancellation of contract rights; and environmental regulations. Both the likelihood of such occurrences and their overall effect upon the Group vary greatly from country to country and are not predictable. Realisation of these risks could have an adverse impact on the results of operations and financial position of the Group companies located in the affected country.

The Group's operations and earnings are subject to risks related to effective governance of the Group
Successful delivery of the Group strategy requires effective governance. There is a risk of non-compliance with laws and regulations, and the risk of incorrect design and operation of internal controls, which may result in damage to the Group's reputation, financial results and employees.

The Group's operations and earnings are subject to risks related to failure of senior management
The Group's leadership plays a critical role in the delivery of the strategy. There is the risk that leadership may make decisions, or take actions, whose outcomes may cause damage to the Group's reputation, results and employees.

The Group's operations and earnings are subject to risks related to the lack of access to technology and inadequate innovation
Technology and innovation are critical for the successful delivery of the Group's strategy. There is a risk that the Group does not develop or does not have access to the right technology, which may impede delivery of the strategy with a consequent impact on the Group's financial results.

The Group's operations and earnings are subject to risks related to partners and ventures
There is a risk that the Group could lose the ability to influence and control the operations, behaviours and performance of business activities of other parties with whom the Group is engaged, This could result in the loss of access to hydrocarbons, damage to staff, assets and financial results.

The Group's operations and earnings are subject to risks related to economic and financial market conditions
Group companies are subject to differing economic and financial market conditions in countries and regions throughout the world. There are risks to such markets from political or economic instability. Realisation of one of these risks in a country or region could have an adverse impact on the results of operations and financial position of the Group companies operating in that country or region.

The Group's operations and earnings are subject to risks related to the estimation of reserves
The estimation of oil and gas reserves involves subjective judgments and determinations based on available geological, technical, contractual and economic information. They are not exact determinations. In addition, these judgments may change based on new information from production or drilling activities or changes in economic factors, as well as from developments such as acquisitions and dispositions, new discoveries and extensions of existing fields and the application of improved recovery techniques. Published reserve estimates can also be subject to correction for errors in the application of published rules and guidance.

The Group's operations and earnings are subject to risks related to US government sanctions
The Group currently has investments in Iran and Syria and certain operations in Sudan. US laws and regulations currently identify certain countries, including Iran, Syria and Sudan, as state supporters of terrorism and currently impose economic sanctions against Iran, Syria and Sudan. In the case of these countries, there are prohibitions on certain activities and transactions and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. In addition, in the case of Iran, US legislation includes a limit of $20 million in any 12 month period on certain investments knowingly made in that country and authorises the imposition of sanctions (from a list that includes denial of financings by the US export/import bank, denial of certain export licences, denial of certain government contracts and limits of loans or credits from US financial institutions). However, compliance with this investment limit by European companies is prohibited by Council Regulation No. 2271/96 adopted by the Council of the European Union, so that the statutes conflict with each other in certain respects. The Group has exceeded and expects to exceed in the future the US imposed investment limits in Iran. While the Group seeks to comply with applicable legal requirements in its dealings in these countries, it is possible that the Group or persons employed by the Group could be found to be subject to sanctions or other penalties under this legislation in connection with their activities in these countries. Considering both the

likelihood of the imposition of sanctions on the Group and the possible effects thereof, the Group does not believe that there will be a material negative effect on its results of operations or financial condition resulting from its investments and activities in these countries.

The Group's operations and earnings are subject to risks related to the impact of climate change

Concern about climate change is leading to government action to manage emissions and societal challenge to future oil and gas developments. As such, there is a delivery risk to future projects and a compliance risk for existing facilities which cannot demonstrate adequate emissions management. Realisation of these risks could have an adverse impact on the Group's operational performance and financial position.

Risk mitigation programmes

Property and liability risks

The Group's operating companies insure against most major property and liability risks with our captive insurance companies. These companies reinsure part of their major catastrophe risks with a variety of international insurers. The effect of these arrangements is that uninsured losses for any one incident are unlikely to exceed $400 million.

Treasury and trading risks

Group companies, in the normal course of their business, use financial instruments of various kinds for the purposes of managing exposure to currency, commodity price and interest rate movements.

The Group has treasury guidelines applicable to all Group companies and each Group company is required to adopt a treasury policy consistent with these guidelines. These policies cover financing structure, foreign exchange and interest rate risk management, insurance, counterparty risk management and derivative instruments, as well as the treasury control framework. Wherever possible, treasury operations are operated through specialist Group regional organisations without removing from each Group company the responsibility to formulate and implement appropriate treasury policies.

Each Group company measures its foreign currency exposures against the underlying currency of its business (its functional currency), reports foreign exchange gains and losses against its functional currency and has hedging and treasury policies in place which are designed to manage foreign exchange exposure so defined. The functional currency for most upstream companies and for other companies with significant international business is the US dollar, but other companies usually have their local currency as their functional currency.

The financing of most operating companies is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.

Apart from forward foreign exchange contracts to meet known commitments, the use of derivative financial instruments by most Group companies is not permitted by their treasury policy.

Specific Group companies have a mandate to operate as traders in crude oil, natural gas, oil products and other energy-related products, using commodity swaps, options and futures as a means of managing price, and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised. The Group measures exposure to the market when trading. Exposure to substantial trading losses is considered limited with the Group's approach to risk.

Other than in exceptional cases, the use of external derivative instruments is generally confined to specialist oil and gas trading and central treasury organisations which have appropriate skills, experience, supervision and control and reporting systems.

Supplementary information on derivatives and other financial instruments and derivative commodity instruments is provided on pages 164 to 177 of this Report.

Environmental and decommissioning costs

Group companies are present in over 140 countries and territories throughout the world and are subject to a number of different environmental laws, regulations and reporting requirements. It is the responsibility of each Group company to comply with Group HSE standards, including the implementation of an HSE management system.

The costs of prevention, control, abatement or elimination of releases into the air and water, as well as the disposal and handling of waste at operating facilities, are considered to be an ordinary part of business. As such, these amounts are included within operating expenses. An estimate of the order of magnitude of amounts incurred in 2005 for Group companies, based on allocations and managerial judgment, is $1.2 billion (2004: $1.4 billion).

Expenditures of a capital nature to limit or monitor hazardous substances or releases include both remedial measures on existing plants and integral features of new plants. While some environmental expenditures are discrete and readily identifiable, others must be reasonably estimated or allocated based on technical and financial judgments which develop over time. Consistent with this, estimated environmental capital expenditures made by companies with major capital programmes during 2005 were $0.8 billion (2004: $0.6 billion).

It is not possible to predict with certainty the magnitude of the effect of required investments in existing facilities on Group companies' future earnings, since this will depend among other things on the ability to recover the higher costs from consumers and through fiscal incentives offered by governments. Nevertheless, it is anticipated that over time there will be no material impact on the total of Group companies' earnings. These risks are comparable to those faced by other companies in similar businesses.

At the end of 2005, the total liabilities being carried for environmental clean-up were $878 million (2004: $817 million). In 2005, there were payments of $190 million and increases in provisions of $243 million. The fair value of the obligations being carried for expenditures on decommissioning and site restoration, including oil and gas platforms, at December 31, 2005 amounted to $5,925 million (2004: $5,397 million).

Pension funds

It is anticipated that the actuarial valuations of the Group's four main pension funds in aggregate at the end of 2005 will show a surplus of assets over liabilities. These actuarial valuations, rather than the Group Consolidated Financial Statements measures in accordance with IAS 19 (Note 22 to the Consolidated Financial Statements), are the basis on which the fund's trustees manage the funds and define the required contributions from the member companies.

Controls and procedures

As of the end of the period covered by this Report, the Chief Executive and Chief Financial Officer conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended ("the Exchange Act"), of the effectiveness of the design and operation of the disclosure controls and procedures of the Group. Based on this evaluation, the Chief Executive and Chief Financial Officer concluded that, as of the end of the period covered by this Report, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Royal Dutch Shell in reports it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC.

There has not been any change in the internal controls over financial reporting of the Group or the Dividend Access Trust that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, such internal controls over financial reporting.

In 2005, the Royal Dutch Shell Group Dividend Access Trust was established in connection with the Unification Transaction. See "Supplementary Information – Control of registrant" for a discussion on the operation of, and controls relating to, the Trust.

THIS PAGE INTENTIONALLY LEFT BLANK

SUMMARY OF GROUP RESULTS

Contents



PETER VOSER, CHIEF FINANCIAL OFFICER

"The Group's income reflects higher realised oil and gas prices and strong underlying performance in all segments. Cash flow from operating activities reached $30.1 billion, an increase of 13% from 2004."

Overview

Our strategy of more upstream and profitable downstream will reinforce our position with the aim to provide investors with a competitive and sustainable shareholder return.

Highlights

> Income for 2005 of $26.3 billion, an increase of 36% from 2004.

> Robust financial position returning over $17 billion in the form of dividends and buybacks to our shareholders.

> Capital investment of $17.4 billion in the business.

> The 2004-2006 divestment programme was completed one year early, delivering $14.3 billion in 2004 and 2005 combined.

Earnings

		$ million
	2005	2004
Income from continuing operations	**26,568**	19,491
Income/(loss) from discontinued operations	**(307)**	(234)
Income for the period	**26,261**	19,257

2005 compared to 2004

Earnings

The Group's income for 2005 was $26.3 billion, an increase of 36% from 2004. These earnings reflect higher realised oil and gas prices in Exploration & Production and higher liquefied natural gas (LNG) volumes and prices in Gas & Power, as well as increases in refining margins and trading profits in Oil Products and higher margins in Chemicals.

The Group's financial position is solid, and we returned over $17 billion to our shareholders through dividends, buybacks and the payment to Royal Dutch minority shareholders in 2005.

Exploration & Production earnings were $14,238 million, 45% higher than in 2004. Production in 2005 was 1% lower compared to 2004, excluding the impact of divestments, price effects and hurricanes in the Gulf of Mexico. The decline in production in mature areas was largely offset by the start of production in new fields. Hydrocarbon prices were higher in 2005 compared with 2004 with Brent crude prices averaging $54.55 a barrel compared with $38.30 in 2004 and West Texas Intermediate prices averaging $56.60 a barrel in 2005 compared with $41.50 in 2004. Prices reflected the effect of strong US and Chinese demand, geopolitical uncertainty in a number of producer countries, disruptions to production as a result of the hurricanes in the Gulf of Mexico and lower OPEC spare production capacity. The benefits of higher oil and gas prices were partly offset by lower hydrocarbon production, higher costs and depreciation.

Earnings in Gas & Power were $1,573 million, 13% lower than in 2004. Earnings in 2005 included net charges of $84 million mainly relating to divestments (InterGen). Earnings in 2004 reflected net gains of $444 million also mainly related to divestments. Excluding these non-operational items earnings were 21% higher, benefiting from higher LNG sales prices and volumes, and more favourable marketing and trading conditions. LNG volumes were up 5%.

Oil Products earnings increased by 31% compared with 2004 to $9,982 million, benefiting significantly from higher refining margins, improved operational performance and increased trading earnings. These results included divestment gains of $427 million.

Earnings in Chemicals were $991 million, after a loss from discontinued operations of $307 million from an impairment and charges associated with the divestment of the polyolefins joint venture Basell. In 2004, earnings of $1,148 million included a loss from discontinued operations of $199 million from an impairment of the investment in Basell of $353 million. The reduction in earnings from continuing operations relative to 2004 was attributable mainly to higher costs, partly offset by higher margins.

The results discussed above include a loss from discontinued operations of $307 million (2004: $234 million) including impairment charges as described in Note 10 to the Consolidated Financial Statements.

Capital investment

Capital investment[a] in 2005 was $17.4 billion compared with $15.3 billion in 2004. Gross proceeds from divestments were $6.6 billion and cash flow from operating activities was $30.1 billion, an increase of 13% from 2004. At the end of 2005, the total debt ratio[b] was 11.7% compared with 13.8% in 2004. Cash and cash equivalents were $11.7 billion compared with $9.2 billion in 2004.

Research and development (R&D)

Group R&D programmes are carried out through a worldwide network of laboratories, with major efforts concentrated in the Netherlands, the UK and the US. Other laboratories are located in Belgium, Canada, France, Germany, Japan and Singapore. Group companies' R&D expenses (including depreciation) were $588 million in 2005 (2004: $553 million, 2003: $584 million, 2002: $472 million and 2001: $387 million.)

International Financial Reporting Standards (IFRS)

With effect from the first quarter of 2005, the Group has released its quarterly (unaudited) results under IFRS, including comparative data for 2004, together with reconciliations to opening balance at January 1, 2004 and to 2004 data previously published in accordance with accounting principles generally accepted in the United States (US GAAP). The Consolidated Financial Statements have been prepared in accordance with the applicable laws in England and Wales and with IFRS as adopted by the European Union. As applied to Royal Dutch Shell, there are no material differences with IFRS as issued by the International Accounting Standards Board.

See Note 2 to the Consolidated Financial Statements for disclosure on elections made on transition to IFRS.

a Capital investment is capital expenditure, exploration expense and new investments in equity accounted investments.

b The total debt ratio is defined as short-term plus long-term debt as a percentage of capital employed. Capital employed is Group total assets minus total liabilities before deduction of minority interests, plus short-term and long-term debt.

EXPLORATION & PRODUCTION

Exploration & Production is one part of the upstream organisation. Together with Gas & Power, upstream explores for and extracts oil and gas and builds and operates the infrastructure necessary to deliver these hydrocarbons to market.

Contents



MALCOLM BRINDED, EXECUTIVE DIRECTOR

"In 2005, we met our production target and delivered record cash flows. We are well positioned for future growth, building on our strong project portfolio and exploration successes."

Overview

Our Exploration & Production business searches for and recovers oil and natural gas around the world and is active in 38 countries. Most of these activities are carried out with joint venture partners.

Highlights

> Achieved production target of 3.5 million boe/d despite hurricanes and production sharing contract (PSC) effects

> Increased earnings by 45% from 2004

> Added 160 thousand square kilometres of exploration acreage including seven new basin entries

Earnings

		$ million
	2005	2004
Revenue *(including intersegment sales)*	**45,674**	37,295
Purchases (including change in inventories)	**(1,673)**	(2,669)
Exploration	**(1,286)**	(1,809)
Depreciation	**(8,152)**	(7,015)
Operating expenses	**(9,295)**	(8,467)
Share of profit of equity accounted investments	**4,112**	2,463
Other income/(expense)	**(272)**	(95)
Taxation	**(14,870)**	(9,880)
Segment earnings from continuing operations	**14,238**	9,823
Income/(loss) from discontinued operations	**–**	–
Segment earnings	**14,238**	9,823

2005 compared to 2004

Earnings

Segment earnings in 2005 were $14,238 million, 45% higher than in 2004 due to the benefits of higher oil and gas prices, which were partly offset by lower hydrocarbon production and higher costs.

The higher costs in 2005 reflected increased market rates and commodity prices, the build up of new production in Nigeria, Malaysia, Russia, the UK and the US, the development of projects and the impact of hurricanes in the US.

Earnings included a net gain of $1,727 million compared with a net charge of $4 million a year ago. The net gain in 2005 comprised divestment gains of $2,027 million, largely from the Netherlands, Norway, the UK and Australia, offset by a loss of $492 million related to the mark-to-market valuation of certain UK gas contracts. The $4 million charge in 2004 comprised divestment gains of $699 million and impairment reversals of $469 million, offset by mark-to-market losses, impairments, elimination of unrealised profit in stock and tax items.

Prices

Oil prices increased significantly in 2005 with Brent and West Texas Intermediate crude prices 43% and 36% higher than in 2004, respectively.

The Group's overall realised oil and natural gas liquids (NGL) prices were $50.36 a barrel, up from $35.61 in 2004. In the US, realised oil and NGL prices averaged $48.94 a barrel, compared with $36.15 a year earlier and outside the US, realised prices averaged $50.56 a barrel compared with $35.53 in 2004. Realised prices differ from published crude oil prices because the quality, and therefore price, of actual crude oil produced differs from the quoted blends. In general, the Group produces crude oil of a lower quality than the quoted blends. The Group's overall realised gas prices (excluding equity accounted



Countries in which Exploration & Production operate

Canada

USA

Latin America
Argentina
Brazil
Venezuela

Europe
Austria
Denmark
Germany
Italy
The Netherlands
Norway
Republic of Ireland
UK

Africa
Algeria
Angola
Cameroon
Egypt
Gabon
Libya
Morocco
Nigeria

Middle East
Iran
Oman
Qatar
Saudi Arabia
Syria
United Arab Emirates

Commonwealth of Independent States
Azerbaijan
Kazakhstan
Russia
Ukraine

Asia Pacific
Australia
Brunei
China
Malaysia
New Zealand
Pakistan
Philippines

investments) in Exploration & Production averaged $4.77 per thousand standard cubic feet (scf) compared with $3.59 in 2004.

Capital investment and portfolio actions

Capital investment in 2005 of $10.8 billion (excluding the contribution of our minority partners in Sakhalin of $1.3 billion) was 25% higher than 2004 and included exploration expenditure of $2.1 billion. The major centres of investment in 2005 included Russia, Canada, Nigeria and Norway.

Production started from the deepwater Bonga field, which is 120km off the Nigerian coast. The total investment to the startup of the field was $3.6 billion. Bonga field is expected to ramp up production to over 200 thousand barrels of oil per day in 2006. Shell Nigeria Exploration & Production Company has a 55% interest in the field, and operates the field on behalf of the Nigerian National Petroleum Corporation under a PSC.

Significant progress has been made with the Sakhalin project. The offshore concrete structures have been towed into position and by the end of 2005, construction of phase 2 of the project was 60% complete. During the year the Sakhalin Energy Investment Company announced that phase 2 project investment costs were now estimated at $20 billion. This represents very substantial cost overruns compared to earlier estimates. LNG deliveries are expected to start in 2008.

A Memorandum of Understanding was signed with Gazprom outlining the terms for an asset swap under which Gazprom could acquire a 25% interest plus 1 share in the Sakhalin II project and Shell could acquire a 50% interest in the Zapolyarnoye Neocomian field. The difference in value would be made up of a settlement of cash and other assets agreed by both parties.

In April 2005, the participants of the Gorgon LNG and domestic gas project (SDA, Chevron Australia and subsidiaries of ExxonMobil Corporation) announced the integration of their interests in these fields and the associated gas facilities, with Chevron holding 50% and Shell and ExxonMobil 25% each. The project has also now moved into the front-end engineering design (FEED) phase.

The Group's equity interest was increased by 1.85% to 18.52% in the North Caspian Sea PSC, which includes the Kashagan project in Kazakhstan.

Agreement was reached to further develop the Changbei gas field in China in a joint venture with PetroChina. The development is expected to start delivering 1.5 billion cubic metres of gas a year (53 billion standard cubic feet) in 2007 and, when operating at full capacity, will produce 3 billion cubic metres of gas a year (106 billion standard cubic feet (scf)).

A Memorandum of Understanding was signed with Mubadala Development Company in Abu Dhabi forming a strategic alliance to seek areas of cooperation focusing initially on the Middle East and North Africa.

Extended production licences were secured in western Siberia for the Upper Salym field to 2032 and the West Salym field to 2034. The original licences had been due to expire in 2013. In November 2005, commercial production started at West Salym, the largest of the Salym fields. Total investment in developing the three Salym fields and associated infrastructure will be $1.25 billion.

In the US, the Group's 17% interest in the Tahiti field, deepwater Gulf of Mexico was exchanged for Total's 100% interest in four producing natural gas fields in South Texas with current production of 107 million scf per day. The swap was completed in the first quarter of 2006. The Group already operates fields close to those acquired.

First gas was delivered from the Shallow Clastics field in Malaysia which, once fully developed, is expected to produce 430 million scf per day to the E11 hub integrated gas project (Group interest 50%). The E11 hub will be further developed to reach a capacity of two billion scf per day (100%) from various new and existing fields.

We completed the divestment of the Laminaria and Corallina fields in Australia, and Schooner and Ketch in the UK. The sale of our interest in Gasunie's gas transportation assets in the Netherlands was also completed (Group interest 25%).

Exploration

During 2005, we participated in 93 successful exploratory wells (including appraisal wells). These included discoveries in Australia, Brazil, Brunei, Egypt, Malaysia, the Netherlands, Nigeria, Norway, Oman, the UK and the US. All discoveries will now be appraised in order to establish the extent of the reserves they contain.

The Group made significant additions to its overall acreage position with new exploration licences in Algeria, Australia, Brazil, Canada, Cameroon, the Faroe Islands, Kazakhstan, Libya, Malaysia, Norway, Nigeria, the Republic of Ireland, the UK and the US (Alaska, Onshore and Gulf of Mexico). In 2005, 145 thousand square kilometres of additional exploration acreage was added in the above mentioned countries. Globally, the additional acreage was 160 thousand square kilometres.

Production

In 2005, total hydrocarbon production (including oil sands) was 3,518 thousand barrels of oil equivalent (boe) per day, in line with our target, despite the impact of hurricanes in the Gulf of Mexico. This was 7% lower than in 2004. Excluding the effects of the hurricanes, the end of a PSC in the Middle East, the impact of higher prices on our entitlements from PSCs, and divestments, production was 1% lower than 2004.

Oil production was also specifically affected by field declines in the US, Norway, the UK, Brazil, Oman and Nigeria, as well as lower production from fields in the UK and Nigeria due to operational shutdowns.

Similarly, natural gas production was impacted by field declines in the US and the UK as well as by lower demand in the Netherlands.

A number of new fields started production during the year, including Bonga in Nigeria, the E11 Shallow Clastics field in Malaysia, West Salym in Russia and Clair in the UK. There was also increased production over the year from the Goldeneye Field in the UK, Jintan in Malaysia and Holstein in the US. These increases, along with production from new fields, added 131 thousand boe per day of production. Both oil and gas field declines were offset by additional production from new fields.

Outlook and strategy

The overall context for the exploration and production industry is characterised by current high oil prices, high activity levels, tightness in the supply of oilfield goods and services, cost escalation and competition for new opportunities and we expect this to continue in 2006. We believe that crude prices in the near future will continue to be influenced by OPEC supply policy, the rate of global economic expansion, particularly in the US and China, and the severity of the northern hemisphere winter. We also believe that growing global energy demand and the increased upstream investment required to meet that demand means that the oil price shift to higher levels will continue for at least the medium term.

Our strategy has four portfolio themes: existing oil; new material oil; integrated gas and unconventional oil. We will pursue an exploration programme to add more new acreage in these areas. We will also invest in organic growth, open up new positions and make selective acquisitions, divestments and asset swaps. Within our new and existing assets, we will focus on operational excellence and project delivery.

To deliver this strategy, capital investment in Exploration & Production will be increased to some $13 billion in 2006 (excluding investment by our minority partners in Sakhalin).

The Group will seek to sustain long-term production from existing assets and invest in new material oil projects such as Kashagan in Kazakhstan and offshore Nigeria.

The Group believes that natural gas demand will continue to grow at a faster rate than oil demand. We will look for further integrated gas positions, extending our leadership position in LNG, with opportunities in GTL production such as Qatar GTL. The Group's significant presence across the natural gas value chain from exploration to production and markets enables maximisation of the value from integrated gas projects such as Sakhalin.

We also intend to build on our existing strength in unconventional oil technology and the success of the Athabasca Oil Sands Project in Canada, and are looking to expanding our presence in this area.

The Group has a good record of developing and applying technology and we intend to strengthen these capabilities to maintain our competitiveness in the future. This will include investing in technology to recover and process conventional oil and gas as well as unconventional resources.

Another important focus of our strategy is to reduce costs through improving management of the supply chain and standardising processes globally. We are taking action to ensure improved and consistent project delivery. Having the skilled professionals in place will be vital in delivering our strategy and we are increasing our capacity through redeployment and external recruitment.

The Group's production forecast for 2006 is expected at the low end of the range of 3.5–3.8 million boe per day. We expect production to grow and reach between 3.8 and 4.0 million boe per day by 2009. The Group's longer term production aspiration remains some 4.5–5.0 million boe per day by 2014.

Community disturbances remain an ongoing risk to our business in Nigeria. In early 2006 there was an increase in such incidents targeting our facilities and those of other oil companies. This situation will be closely monitored throughout 2006.

Business and property

The Group and its equity accounted investments are involved in the exploration for and production of crude oil and natural gas and operate under a broad range of laws and regulations that change over time. These cover virtually all aspects of exploration and production activities, including matters such as land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange. The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases (outside North America), the legal agreements generally are granted by or entered into with a government, government entity or state oil company, and the exploration risk practically always rests with the oil company. In North America, these agreements may also be with private parties who own mineral interests. Of these agreements, the following are most relevant to Shell's interests:

> Licences (or concessions) which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities and of financing these activities. In principle, the licence holder is entitled to the totality of production minus any royalties in kind. The state or state oil company may sometimes enter as a joint venture partner sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases, the state oil company or agency has an option to purchase a certain share of production. The lease agreement, typical in North America, is generally the same except for treatment of royalties paid in cash.

> PSCs entered into with a state or state oil company oblige the oil company, as contractor, to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually this share consists of a fixed or variable part, which is reserved for the recovery of contractor's cost (cost oil); the remainder is split with the state or state oil company on a fixed or volume/revenue-dependent basis. In some cases, the state oil company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture or be on a per field basis.

Group companies' exploration and production interests, including acreage holdings and statistics on wells drilled and drilling, are shown on pages 30 to 32.

Proved reserves

Details of Group companies' and the Group share of equity accounted investments' estimated net proved reserves are summarised in the following table and are set out under the heading "Supplementary information – Oil and gas (unaudited)" on pages 157 to 163. Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgment. Estimates remain subject to revision. It should be noted that totals are further influenced by acquisition and divestment activities. Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas that will be produced under arrangements which involve Group companies in upstream risks and rewards but do not transfer title of the product to those companies.

During 2005, a net total of 676 million boe was added to proved developed and undeveloped reserves by Group companies, consisting of 320 million barrels of oil and natural gas liquids and 2,066 thousand million scf of natural gas (in each case before taking account of production). These net additions include 655 million boe from organic activities (which excludes purchases and sales of minerals in place). The net addition to proved developed and undeveloped reserves consisted of reductions of 170 million boe from revisions and additions of 6 million boe from improved recovery and 819 million boe from extensions and discoveries, and 21 million boe from acquisitions and divestments. There was a net addition of 575 million boe to proved developed reserves and a net addition of 101 million boe to proved undeveloped reserves (before taking account of production).

During the same period, the Group share of proved developed and undeveloped reserve additions by equity accounted investments was 160 million boe, consisting of 157 million barrels of oil and natural gas liquids and 15 thousand million scf of natural gas (in each case before taking account of production). The Group share of net additions to proved developed and undeveloped reserves by equity accounted investments consisted of additions of 158 million boe from revisions, a reduction of 3 million boe from acquisitions and divestments and an increase of 5 million boe from extensions and discoveries. There was a net addition of 280 million boe to proved developed reserves and a net reduction of 120 million boe to proved undeveloped reserves (before taking account of production).

The most significant 2005 additions in proved reserves arose from new sales agreements and modifications to development plans covering gas volumes to be produced from the Sakhalin development in Russia and the recognition of volumes associated with the further development of the Kashagan field in Kazakhstan. Reserves from both these projects are expected to be produced later in the decade. The 2005 revisions reflect changes brought about by our reserves review procedures, including additional well and reservoir performance data.

At December 31, 2005, after taking account of Group companies' 2005 net additions to proved developed and undeveloped reserves and production, total proved reserves for Group companies was 4% lower than at December 31, 2004. At the same date, after taking into account the Group's share of equity accounted investments' net additions and production, the Group's share of total proved developed and undeveloped reserves of equity accounted investments was 3% lower than at December 31, 2004.

Proved developed and undeveloped reserves[a] (at December 31)

	million barrels of oil equivalent[b]		
	2005	2004	2003[c]
Group companies	**7,761**	8,064	11,625
Group share of equity accounted investments	**3,705**	3,818	1,355

a Petroleum reserves from operations that do not qualify as oil and gas producing activities, such as our Athabasca Oil Sands Project, are not included.

b For this purpose natural gas has been converted to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

c In connection with the adoption of IFRS as of January 1, 2004, an entity in Europe that had previously been accounted for as a Group company on a proportionate basis, has instead been accounted for as an equity accounted investment. As a result of this change, some 20 million barrels of oil and 13.2 trillion standard cubic feet of gas proved reserves that, as of December 31, 2003, are shown for Group companies are, as of January 1, 2004, shown as part of the Group share of equity accounted investments.

Proved developed and undeveloped reserves[a]

							million barrels of oil equivalent[e]
							2005
			Eastern Hemisphere		Western Hemisphere		
	Europe	Africa[b]	Asia Pacific[c]	Middle East Russia, CIS[d]	USA	Other	Total
Proved developed and undeveloped reserves[a]							
Group companies							
At January 1	1,981	1,582	1,418	1,726	945	412	**8,064**
At December 31	1,848	1,257	1,169	2,213	878	396	**7,761**
Group share of equity accounted investments							
At January 1	2,175	–	791	457	395	–	**3,818**
At December 31	2,078	–	709	490	428	–	**3,705**
Proved developed reserves[a]							
Group companies							
At January 1	1,302	775	600	504	565	301	**4,047**
At December 31	1,270	667	496	461	507	242	**3,643**
Group share of equity accounted investments							
At January 1	1,693	–	464	360	352	–	**2,869**
At December 31	1,755	–	412	360	348	–	**2,875**

							million barrels
Oil sands[a]							
Group companies							
At January 1	–	–	–	–	–	615	**615**
At December 31	–	–	–	–	–	746	**746**

a Petroleum reserves from operations that do not qualify as oil and gas producing activities, such as our Athabasca Oil Sands Project, are not included in oil and gas reserves.
b Excludes Egypt.
c Excludes Sakhalin.
d Middle East and former Soviet Union (Commonwealth of Independent States), which includes Caspian region, Egypt and Sakhalin.
e For this purpose natural gas has been converted to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

Capital expenditure and exploration expense of Group companies by geographical area[a]

			$ million
	2005	2004	2003[b f]
Europe[b]	1,991	1,625	2,185
Africa[c]	1,937	1,982	1,861
Asia Pacific[d]	1,070	536	579
Middle East, Russia, CIS[e]	3,841	3,199	2,155
USA	1,486	1,282	1,652
Other Western Hemisphere	1,074	588	686
	11,399	9,212	9,118

a **Capital expenditure** is the cost of acquiring property, plant and equipment, and – following the successful efforts method in accounting for exploration costs – includes exploration drilling costs capitalised pending determination of commercial reserves. In the case of material capital projects, the related interest cost is included until these are substantially complete. The amounts shown above exclude capital expenditure relating to the Athabasca Oil Sands Project.
Exploration expense is the cost of geological and geophysical surveys and of other exploratory work charged to income as incurred. Exploration expense excludes depreciation and release of currency translation differences.
b In connection with the adoption of IFRS as of January 1, 2004, an entity in Europe that had previously been accounted for as a Group company on a proportionate basis, has instead been accounted for as an equity accounted investment.
c Excludes Egypt.
d Excludes Sakhalin.
e Middle East and former Soviet Union (Commonwealth of Independent States), which includes Caspian Region, Egypt and Sakhalin.
f Figures for 2003 are presented on a US GAAP basis.

Average production costs of Group companies by geographical area[a b]

			$/barrel of oil equivalent[f]
	2005	2004	2003[f g]
Europe[f]	6.03	4.80	3.24
Africa[c]	4.13	3.23	2.69
Asia Pacific[d]	2.89	2.92	2.05
Middle East, Russia, CIS[e]	6.39	3.21	3.83
USA	6.57	4.19	2.93
Other Western Hemisphere	8.45	6.38	5.04
Total Group	5.54	4.02	3.19

a Excludes oil sands.
b Natural gas has been converted to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.
c Excludes Egypt.
d Excludes Sakhalin.
e Middle East and former Soviet Union (Commonwealth of Independent States), which includes Caspian Region, Egypt and Sakhalin.
f In connection with the adoption of IFRS as of January 1, 2004, an entity in Europe that had previously been accounted for as a Group company on a proportionate basis, has instead been accounted for as an equity accounted investment.
g Figures for 2003 are presented on a US GAAP basis.

[Footnotes corrected compared to Annual Report on Form 20-F as filed with SEC on March 13, 2006.]

Crude oil and natural gas liquids production[a]

		thousand barrels/day	
	2005	2004	2003
Europe			
UK	250	275	354
Norway	107	129	143
Denmark	143	142	141
Italy	30	21	19
Netherlands	7	8	8
Germany	4	5	5
Others	b	b	1
Total Europe	541	580	671
Other Eastern Hemisphere			
Africa			
Nigeria	324	349	314
Gabon	36	35	35
Cameroon	13	15	16
Others	–	–	–
Total Africa	373	399	365
Asia Pacific			
Brunei	95	98	103
Australia	53	60	73
Malaysia	41	47	51
China	20	20	22
New Zealand	15	15	19
Thailand	–	–	14
Others	4	3	3
Total Asia Pacific	228	243	285
Middle East			
Oman	214	246	269
Abu Dhabi	134	133	126
Syria	36	35	44
Russia	35	32	30
Egypt	14	10	11
Others	10	15	17
Total Middle East	443	471	497
Total Other Eastern Hemisphere	1,044	1,113	1,147
USA	333	375	414
Other Western Hemisphere			
Canada	39	40	44
Venezuela	14	22	46
Brazil	26	43	11
Others	1	b	b
Total Other Western Hemisphere	80	105	101
Grand total	1,998	2,173	2,333

		million tonnes a year	
Metric equivalent	*100*	*109*	*117*

a Of Group companies, plus Group share of equity accounted investments, and including natural gas liquids (Group share of equity accounted investments is assumed to be equivalent to Group interest). Oil sands and royalty purchases are excluded. In those countries where PSCs operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.
b Less than one thousand barrels daily.

Natural gas production available for sale[a]

	million standard cubic feet/day		
	2005	2004	2003
Europe			
Netherlands	**1,562**	1,667	1,527
UK	**925**	984	1,002
Germany	**428**	411	437
Denmark	**410**	383	302
Norway	**298**	260	287
Others	**36**	34	32
Total Europe	**3,659**	3,739	3,587
Other Eastern Hemisphere			
Africa			
Nigeria	**377**	375	352
Total Africa	**377**	375	352
Asia Pacific			
Malaysia	**858**	739	706
Brunei	**544**	554	549
Australia	**525**	436	403
New Zealand	**234**	258	288
Others	**164**	145	190
Total Asia Pacific	**2,325**	2,132	2,136
Middle East			
Oman	**–**	471	468
Egypt	**238**	211	228
Syria	**15**	9	11
Total Middle East	**253**	691	707
Total Other Eastern Hemisphere	**2,955**	3,198	3,195
USA	**1,150**	1,332	1,527
Other Western Hemisphere			
Canada	**413**	449	466
Others	**86**	90	74
Total Other Western Hemisphere	**499**	539	540
Grand total	**8,263**	8,808	8,849

a By country of origin from gas produced by Group and equity accounted investments (Group share). In those countries where PSCs operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

Location of activities[a b c] (at December 31, 2005)

	Exploration	Development and/ or production	Shell Operator[d]
Europe			
Austria	•	•	
Denmark	•	•	
Germany	•	•	
Ireland	•	•	•
Italy		•	•
The Netherlands	•	•	•
Norway	•	•	•
UK	•	•	•
Africa			
Algeria	•		•
Angola	•		
Cameroon	•	•	•
Gabon	•	•	•
Libya	•		•
Morocco	•		•
Nigeria	•	•	•
Asia Pacific			
Australia	•	•	
Brunei	•	•	•
China		•	•
Malaysia	•	•	•
New Zealand		•	•
Pakistan	•	•	•
Philippines	•	•	•
Middle East, Russia, CIS			
UAE (Abu Dhabi)	•	•	
Azerbaijan	•		
Egypt	•	•	•
Iran		•	•
Kazakhstan	•	•	•
Oman	•	•	•
Qatar		•	•
Russia	•	•	•
Saudi Arabia	•		•
Syria		•	•
USA			
USA	•	•	•
Other Western Hemisphere			
Argentina		•	
Brazil	•	•	•
Canada	•	•	•
Venezuela		•	•

a Including equity accounted investments.
b Where an equity accounted investment has properties outside its base country, those properties are not shown in this table.
c This table shows different geographical categories compared to the map on page 23.
d In several countries where "Shell Operator" is indicated, a Group company is operator of some but not all exploration and/or production ventures.

Oil and gas acreage at year end[a b c d] (at December 31)

	2005 Developed Gross	Developed Net	Undeveloped Gross	Undeveloped Net	2004 Developed Gross	Developed Net	Undeveloped Gross	Undeveloped Net
	thousand acres				thousand acres			
Europe	9,852	3,110	14,507	4,415	8,449	3,200	14,024	4,904
Africa[e]	7,175	2,382	27,206	14,806	6,597	2,058	15,584	8,398
Asia Pacific[f]	7,777	3,589	129,149	36,279	7,094	3,283	106,326	29,388
Middle East, Russia, CIS[g]	32,064	10,284	64,956	29,995	34,753	11,152	63,469	29,882
USA	1,250	563	4,359	3,069	961	531	3,998	2,864
Americas, Other	872	551	30,097	20,314	855	529	27,236	20,421
	58,990	20,479	270,274	108,878	58,709	20,753	230,637	95,857

	2003 Developed Gross	Developed Net	Undeveloped Gross	Undeveloped Net
	thousand acres			
Europe	10,172	3,204	15,977	5,307
Africa[e]	6,956	2,193	18,595	10,253
Asia Pacific[f]	3,793	1,638	113,978	33,357
Middle East, Russia, CIS[g]	34,729	11,062	65,106	30,079
USA	1,512	694	4,040	2,802
Americas, Other	853	529	28,094	19,835
	58,015	19,320	245,790	101,633

Number of productive wells[a b] (at December 31)

	2005 Oil Gross	Oil Net	Gas Gross	Gas Net	2004 Oil Gross	Oil Net	Gas Gross	Gas Net
Europe	1,762	491	1,355	448	1,786	478	1,445	491
Africa[e]	1,234	413	36	12	1,215	396	36	12
Asia Pacific[f]	1,080	483	304	121	1,191	551	237	90
Middle East, Russia, CIS[g]	4,128	1,279	38	38	3,795	1,198	40	38
USA	16,159	8,270	873	636	16,131	8,163	719	520
Americas, Other	122	117	351	284	117	112	329	270
	24,485	11,053	2,957	1,539	24,235	10,898	2,806	1,421

	2003 Oil Gross	Oil Net	Gas Gross	Gas Net
Europe	1,799	468	1,432	485
Africa[e]	1,380	414	43	14
Asia Pacific[f]	1,313	726	247	99
Middle East, Russia, CIS[g]	3,673	1,145	203	129
USA	15,891	7,998	697	486
Americas, Other	116	111	322	265
	24,172	10,862	2,944	1,478

a Including equity accounted investments.
b The term "gross" relates to the total activity in which Group and equity accounted investments have an interest, and the term "net" relates to the sum of the fractional interests owned by Group companies plus the Group share of equity accounted investments' fractional interests.
c One thousand acres equals approximately four square kilometres.
d Excludes oil sands.
e Excludes Egypt.
f Excludes Sakhalin.
g Middle East and former Soviet Union (Commonwealth of Independent States), which includes Caspian region, Egypt and Sakhalin.

Number of net productive wells and dry holes drilled[a]

	2005		2004		2003	
	Productive	Dry	Productive	Dry	Productive	Dry
Exploratory						
Europe	5	3	6	2	6	3
Africa[b]	9	1	3	1	5	–
Asia Pacific[c]	6	3	5	5	5	7
Middle East, Russia, CIS[d]	5	3	7	2	7	4
USA	9	3	2	3	10	–
Americas, Other	3	4	1	2	2	5
	37	17	24	15	35	19
Development						
Europe	25	–	27	–	19	1
Africa[b]	13	–	11	–	20	1
Asia Pacific[c]	21	1	22	1	41	2
Middle East, Russia, CIS[d]	173	4	150	6	149	4
USA	446	–	504	1	465	–
Americas, Other	26	–	10	1	8	–
	704	5	724	9	702	8

a Including equity accounted investments. The term "net" relates to the sum of the fractional interests (on a well basis) owned by Group companies plus the Group share of equity accounted investments.
b Excludes Egypt.
c Excludes Sakhalin.
d Middle East and former Soviet Union (Commonwealth of Independent States), which includes Caspian region, Egypt and Sakhalin.

Major oil and gas interests
Major oil and gas interests as well as recent developments in countries where Group or equity accounted investments have exploration and production interests are summarised, by country, on the following pages. Certain aspects of the legislation, regulations or agreements affecting the activities of the significant companies are also included.

Europe
Austria Group companies' hold 25% equity in Rohol-Aufsuchungs AG (RAG), an integrated upstream and downstream business headquartered in Vienna. RAG holds concessions in Austria and Germany (Bavaria) and produces and sells gas (predominantly), and some oil, primarily for the domestic Austrian market. RAG also owns and operates gas storage facilities in Austria.

Denmark A Group company has a 46% non-operator interest in a producing concession until 2012. The interest will be reduced to 36.8% thereafter, when the state will take a 20% interest in the concession. The licence was extended until 2042 in late 2003. Further, it holds interests in two (non-operated) exploration licences. Three other licences were relinquished in 2004. Shell has non-operated exploration interests in three licences in the Faroes (crown territory of Denmark with autonomous status), Shell EP Offshore Ventures Ltd (Licence 006, Group equity interest of 12.5%) and Shell U.K. Ltd (Licence 007, Group equity interest of 25% and Licence 009, Group equity interest of 20%). During 2005 a number of commercial deals have been successfully concluded in order to rationalise the acreage position, resulting in two wells planned for drilling in 2006 and 2007 on material prospects. There are no development assets in the Faroes.

Germany A Group company holds a 50% interest in the Brigitta & Elwerath Betriebsfuehrungsgesellschaft (BEB) joint venture (50:50). Exploration and production licences are awarded under the terms of Germany's Federal Mining Law. Most licences are awarded to more than one company and are governed by joint ventures. Operatorship is normally awarded to the party holding the highest equity share. BEB is involved in some 30 joint ventures with varying interests and is the main operator in Germany. Further German interests include the 43% Group share in the outside-operated Deutsche Offshore Konsortium. Royalties are determined by the individual German states on a yearly basis and are different for the production of natural gas and oil. Royalty incentives are given for the development of tight gas reservoirs. Activities include production activities, gas storage, the operation of two large sour-gas treatment plants, numerous compression stations and some 3,000km of pipelines.

Ireland Shell E&P Ireland Ltd. (Group interest 100%) is the operator for the Corrib Gas Project (Group equity 45%), currently under development, and has further exploration interests in five licences in total offshore Ireland, of which four are operated and one is non-operated, two of these licences in the Rockall Basin were awarded in early 2005. In October 2004, planning permission was granted for a proposed gas terminal at Bellanboy Bridge, County Mayo to bring Corrib gas ashore.

Italy Shell Italia E&P S.p.A. (Group interest 100%) has assets onshore in southern Italy and various interests in producing assets (Monte Alpi, Monte Enoc and Cerro Falcone, which are operated by Eni on behalf of the JV partners), development projects (including Tempa Rossa, managed by Total) and nearby exploration prospects.

The Netherlands The Group share of natural gas and crude oil in the Netherlands is produced by Nederlandse Aardolie Maatschappij B.V. (NAM, Group interest 50%) in a 50:50 joint venture. An important part of NAM's gas production is from its onshore Groningen gas field in which the Dutch state has a 40% financial interest (through the wholly state-owned company EBN). NAM's production of oil and gas is covered by production licences. Government participation in development and production does not exist in some older onshore production licences and one offshore production licence, but is otherwise 40% or 50%, depending mainly on the legislation applicable when the licences were granted.

Norway A/S Norske Shell holds an interest in a number of production licences, seven of which encompass producing oil and gas fields. A/S Norske Shell also holds an interest in several potential development assets, including Ormen Lange and Skarv. The development decision for the Ormen Lange gas development discovered in 1997 was taken by the joint venture in 2003, involving an onshore plant/terminal and pipelines for transportation to the markets in the UK and continental Europe. During 2004, Shell divested its interest in the producing Murchinson Field (Norwegian sector). Shell International Pipelines Inc. (Group interest 100%) holds interests in gas transportation and processing systems, pipelines and terminals. The licence period for these assets expires in the period from 2010 to 2020.

UK Shell U.K. Limited (Group interest 100%) is one of the largest integrated oil and gas exploration and production companies operating in the UK (by production volumes). Shell operates most of its interests in the UK Continental Shelf on behalf of a 50:50 joint venture. Most of Shell UK's production comes from the North Sea. Natural gas comes from associated gas in mixed oil and gas fields in the northern sector of the North Sea and gas fields in the southern sector of the North Sea. Crude oil comes from the central and northern fields, which include Brent, Nelson and Cormorant. Fallow exploration acreage has become a significant issue for Shell throughout the UK sector of the North Sea. Exploration blocks that are not subject to significant investment, e.g. drilling of exploration and appraisal wells after three years, are deemed "fallow acreage". The situation is similar with fallow discoveries that for various reasons have not been developed to date. The company is currently investigating ways of progressing undeveloped discoveries in light of the high oil price regime and capacity availability in existing infrastructure. On the Atlantic Margin, Shell UK also has interests as a non-operating partner principally in the West of Shetlands fields (Clair/Schiehallion/Loyal). Licences issued before August 20, 1976 were valid for an initial period of six years. Following successful exploration, these were extended for a further 40 years in respect of half the original licence area. The exploration activity on the Atlantic Margin is in growth mode for Shell and, in the most recent licence rounds, Shell has been awarded acreage as operator and non-operator. Significant investment in the form of drilling and seismic acquisition is anticipated. Effective January 1, 2006, the corporate tax rate increased from 40% to 50%. Production under older licences is also subject to Petroleum Revenue Tax. The overall effective tax rate for the Group changes annually, falling over time as the relative share of production from older licences declines.

Africa
Algeria Shell Erdgas Beteiligungsgesellschaft mbH (SEB, Group interest 100%) acquired interests in two onshore permits, in the areas of Reggane Djebel Hirane and Zerafa, pursuant to contracts signed in April 2005. The contracts were gazetted and became effective September 2005, both licences are operated by the company. SEB is in the process of assigning its interest in each contract to two wholly-owned subsidiaries namely Shell Algeria Reggane GmbH and Shell Algeria Zerafa GmbH.

In February 2006, Shell and Sonatrach, the Algerian national energy company, signed a Memorandum of Understanding covering multiple business initiatives, both in Algeria and internationally. Areas of cooperation will include investigating the commercial and technical feasibility for joint developments in Algeria, including upstream development projects, LNG, products and marketing, and investigating possible asset swap transactions for upstream exploration, development and appraisal projects.

Angola Shell Deepwater Development A/S has a non-operating interest of 15% in Block 34 (Sonangol operator).

Cameroon Pecten Cameroon Company LLC (PCC, Group interest 80%) has a 40% working interest in a PCC operated property (Mokoko-Abana) and a 24.5% interest in a non-operated property (Rio del Rey). PCC has a 50% interest in exploration licences (PH60, PH59, Dissoni), which can reduce to 25% (PH60, PH59) or to 37.5% (Dissoni) depending on state participation after a commercial discovery.

Gabon Shell Gabon (Group interest 75%) has interests in eight onshore concessions/exploitation permits, five of which (Rabi/Kounga, Gamba/Ivinga, Toucan, Totou and Bende) are operated by the company. The Rabi/Kounga concession was transferred to a PSC with effect from January 1, 2003; it expires in 2022 and includes an option for a five year extension. The Gamba/Ivinga concession expires in 2042, the Toucan concession in 2023 and the Totou/Bende concession in 2020. The other three concessions (Avocette, Coucal and Atora) expire between 2010 and 2018 and are operated by Total Gabon. Shell Gabon's portfolio also includes two onshore exploration permits (Awoun and Ozigo). The onshore Bilinga exploration permit was relinquished by Shell Gabon in 2005. Two Group companies, Shell Offshore North Gabon B.V. (SONG) and Shell Offshore Gabon B.V. (SOSG), were established to hold permits in ultra-deepwater areas in the north and south respectively. SOSG has relinquished its offshore licences and is in the process of being liquidated. SONG holds two licences (Ighengue and Igoumou).

Libya A Group company signed an agreement with the National Oil Corporation of the Great Socialist People's Libyan Arab Jamahiraya (NOC) in May 2005 to conduct exploration activities in a number of onshore blocks in the Sirte Basin and to carry out improvements (rejuvenation) to the existing NOC Marsa El Brega LNG plant.

Morocco Two Group companies, Shell Exploration et Production du Maroc GmbH (SEPM), and Shell Deepwater Exploration Morocco GmbH (SDEM) relinquished interests in two exploration licences offshore Morocco at the end of the five year licence period on January 21, 2006.

Nigeria The Shell Petroleum Development Company of Nigeria Ltd. (SPDC, Group interest 100%) is the operator of a joint venture (Group interest 30%) with the Nigerian National Petroleum Corporation and two other companies. The venture's onshore oil and gas mining leases expire in 2019 and offshore leases expire in 2008. SPDC voluntarily relinquished nine leases to the Nigerian Government as of July 2005.

Shell Nigeria Exploration & Production Company (SNEPCO, Group interest 100%) operates under a PSC (30 year term) with a 55% working interest in deepwater block OPL-212 and OPL-219. SNEPCO also has a 49.81% interest in deepwater blocks OML-125 and OPL-211 (Agip operated), a 43.75% interest in deepwater block OPL-209 (ExxonMobil operated), and 40% equity interest in shallow water block OPL 238 (co-venturer Sunlink with 60% equity).

Shell Nigeria Offshore Prospecting Limited (SNP, Group interest 100%) has a 35% working interest in block OPL250 (PSC, 50% Chevron operated, 8.625% Petrobras, 6.375% ConocoPhilips).

Shell Nigeria Ultra Deep Limited (SNUD, Group interest 100%) has a 100% interest in block OPL245 (PSC).

Shell Nigeria Upstream Ventures (SNUV, Group Interest 100%) has a 40% equity interest in OML 122 (co-venturer Peak Petroleum with 60%).

Shell Nigeria Exploration Properties Alpha Ltd. (SNEPA, Group interest 100%) operates under a 100% working interest in deepwater block OPL322 (40% Shell equity, 50% PSC with NNPC, 10% PSC with an indigenous Nigerian company Dajo Oil).

Shell Nigeria Exploration Properties Beta Ltd. (SNEPB, Group interest 100%) has a 27% working interest in deepwater block OPL318 (PSC, ConocoPhillips operated with 35%, ChevronTexaco with 18%, NPDC with 20%).

Somalia Shell Somalia B.V. holds a 50% working interest and operatorship of Blocks M3-M7, where operations are currently suspended due to force majeure conditions.

Asia Pacific

Australia Shell Development Australia (SDA, Group interest 100%) has interests in a number of offshore production and exploration licences in the Carnarvon basin, namely the North West Shelf (NWS), Greater Gorgon fields, Browse basin and Timor Sea area. The interests are held directly and/or indirectly through a shareholding (34%) in Woodside Petroleum Ltd. (Woodside), which is the operator on behalf of six joint venture participants of the NWS gas/condensate and oil fields. Gas and condensate are produced from the North Rankin and Goodwyn facilities to an onshore treatment and LNG facility on the Burrup peninsula. Together with Woodside, Shell also has interests in the significant liquids-rich Sunrise gas field in the Timor Sea, as well as the Browse basin. SDA is also a non-operating participant in the Gorgon joint venture (operator Chevron Australia Pty Ltd) covering a number of gas fields in the Greater Gorgon area of the Carnarvon basin, situated west of Barrow Island. In April 2005, the participants of the Gorgon LNG and domestic gas project (SDA, Chevron Australia and subsidiaries of ExxonMobil Corporation) announced the integration of their interests in these fields and the associated gas facilities, with Chevron holding 50% and Shell and ExxonMobil 25% each.

Brunei A Group company is a 50% shareholder in Brunei Shell Petroleum Company Sendirian Berhad (the other 50% shareholder being the Brunei government). The company, which has long term oil and gas concession rights both onshore and offshore Brunei, sells most of its natural gas production to Brunei LNG Sendirian Berhad (Group interest 25%). A Group company has a 35% non-operating share in the Block B Joint Venture (BBJV) concession where gas is produced from the Maharaja Lela Field, and a 53% operating interest in exploration Block A.

China Group companies hold a 30% interest in the offshore South China Sea Xijiang oil producing fields. Shell holds 100% of the contractor's interest in the Changbei Petroleum Contract with China National Petroleum Corporation (CNPC), to develop the Changbei gas field in the Ordos Basin, onshore China. Changbei is expected to start delivering 1.5 billion cubic metres per annum of natural gas to markets in Beijing, Shandong, Hebei and Tianjin by 2007, rising to 3 billion cubic metres per annum by 2008.

Malaysia Group companies' have 17 PSCs with the state oil company Petronas. In many of these contracts Petronas Carigali Sendirian Berhad (PCSB), a 100% Petronas subsidiary, is the sole joint venture partner. Shell is the operator, with a 50% working interest, of eight non-associated producing gas fields and the operator, with a 37.5% working interest, of a further two non-associated producing gas fields. Over 92% of the gas is supplied to Malaysian LNG Sendirian Berhad (Group interest 15% in MLNG Dua & Tiga plants) for deliveries of LNG to customers mainly in Japan, Korea and Taiwan. Regarding oil production and exploration, Shell has a 40% equity stake in the non-operated Baram Delta PSC and exploration interests in the deepwater SK-E block and inboard blocks SK-307 and SK-308. Shell operates five producing fields in Sabah waters of which Kinabalu in the SB1 PSC (80% equity share) is the most significant current producer. Group companies also have PSCs for exploration and production in Blocks SB-301, SB-G, SB-J, ND-6 and ND-7 offshore Sabah; material oil discoveries have been announced in Blocks G and J. Shell also holds a 50% interest in Blocks PM-301 and PM-302, which are operated by a joint operating company with PCSB; five gas discoveries have been made in the last two years in PM-301.

New Zealand Group companies' have an 83.75% interest in the production licence for the offshore Maui gas field. In addition, Group companies' have a 50% interest in the onshore Kapuni gas field and a 48% interest in the undeveloped Pohokura gas field. The gas produced is sold domestically, mainly under long term contracts. Group companies' also have interests in other exploration licence areas in the Taranaki Basin. All of these interests are operated by Shell Todd Oil Services Ltd, a service company (Group interest 50%).

Pakistan A Group company (Group interest 100%) holds a 28% non-operated interest in the Bhit and Badhra development and production leases. These leases were excised from the Kirthar exploration licence, which was relinquished in 2003. Another Group company (Group interest 100%) holds 25% of an operated deepwater licence offshore of Pakistan, which was acquired in April 1998.

Philippines Group companies' hold a 45% interest in the deepwater PSC for block SC-38. The SC-38 interest includes an exploration area and a production licence, the latter relating to the Malampaya and San Martin fields. Current production is gas and condensate from the Malampaya field via a platform located offshore north west of the island of Palawan. Condensate is exported via tankers at the platform and gas is transported via a 504km pipeline to an onshore gas plant in Batangas, on the main island of Luzon. Gas is sold to three combined-cycle gas turbine power plants. Shell also holds a 55% interest (and is operator) in SC-60, converted from the geophysical survey and exploration contract 99 or GSEC-99, covering a relatively unexplored area offshore north east Palawan.

Middle East, Russia and CIS (including Sakhalin, Egypt and Caspian region)

Abu Dhabi Crude oil and natural gas liquids are produced by the Abu Dhabi Company for Onshore Oil Operations in which a Group company's concessionary share is 9.5% (licence expiry in 2014), arising from a 23.75% Group interest in the Abu Dhabi Petroleum Company, which in turn holds a 40% interest in the concession granted by the Abu Dhabi government. A Group company has a 15% interest in Abu Dhabi Gas Industries Limited, which extracts propane and butane, as well as heavier liquid hydrocarbons, for export sales from wet associated natural gas produced by Abu Dhabi Petroleum Company.

Azerbaijan A Group company holds a 25% interest in the non-operated Inam licence, offshore of Azerbaijan.

Egypt Shell Egypt (Group interest 100%) participates as operator in five exploration concessions and in four development leases. All concessions and leases are granted on the basis of PSCs. Included in Shell Egypt's portfolio is an 84% interest in the north-eastern Mediterranean deepwater concession. Shell Egypt has a 50% interest in Badr Petroleum Company (Bapetco), a joint venture company with the Egyptian General Petroleum Corporation (the Egyptian national oil company). Bapetco executes the operations for those producing fields where Shell has formal operatorship.

Iran A Group company (Group interest 100%) has a 70% interest in an agreement with the National Iranian Oil Company (NIOC), as contractor, to develop the Soroosh and Nowrooz fields in the northern Gulf. This Group company handed over operatorship to NIOC following production startup in 2005. Under the agreement, the contractor is responsible for the execution of the development plan, the development operations and the provision of technical assistance and services following completion of the development phase. The term of the agreement expires when all petroleum costs and the remuneration fee have been recovered, which period shall not exceed seven years from the date of first production, unless extended by mutual agreement.

Kazakhstan A Group company (Group interest 100%) holds an 18.52% interest in the North Caspian PSC (increased from 16.67%) in respect of some 6,000 square kilometres offshore in the Kazakhstan sector of the Caspian Sea. Development of the giant Kashagan field is ongoing. Oil and gas discoveries at Kalamkas, Aktote, Karain and Kashagan SW are being further appraised. Shell holds a 50% interest in the Arman joint venture, a small onshore producing company.

In December 2005, a Group company (Group interest 100%) entered into agreements with Oman Oil Company and the Republic of Kazakhstan to take a 55% interest in a project to explore two offshore blocks in the Caspian Sea.

Oman A Group company has a 34% interest in Petroleum Development Oman (PDO), which is the operator of an oil concession expiring in 2044, or at such a later date as the government and the 40% concession-owning company Private Oil Holdings Oman Ltd. (in which a Group company has an 85% shareholding), may agree.

In July 2005 a Group company entered into a production sharing agreement (17% interest) to develop the Mukhaizna oil field.

Qatar In July 2004, Qatar Shell GTL (Group interest 100%) signed a development and production sharing agreement with the State of Qatar for the construction of a 140,000 barrels per day GTL plant in Ras Laffan, Qatar. Following the successful testing of two appraisal wells in 2004, the project is currently in the final stages of design and cost estimating. Final investment decision could be as early as 2006.

In February 2005, the Group and Qatar Petroleum (QP) signed a heads of agreement for the development of a large-scale LNG project (Qatargas 4, Group interest 30%). The project comprises the integrated development of upstream gas production facilities to produce 1.4 billion cubic feet per day (bcf/d) of natural gas, including an average of approximately 70,000 barrels per day of associated NGL from Qatar's North field, a single LNG train yielding approximately 7.8mtpa of LNG for a period of 25 years and shipping of the LNG to the intended markets, primarily North America. The final investment decision was taken in December 2005 and at the same time the engineering, procurement and construction (EPC) contract for the project onshore facilities was awarded.

Russia Shell Sakhalin Holdings, B.V. (Group interest 100%) holds a 55% interest in Sakhalin Energy Investment Company Ltd. (SEIC). SEIC continues seasonal oil production from the Molikpaq facility on the Piltun-Astokhskoye field, offshore Sakhalin Island. Full development of the Piltun Satokhskoye oil field and Lunskoyé gas field, including a LNG plant in the south of Sakhalin Island, continued during 2005. Salym Petroleum Development (Group interest 50%) commissioned the main facilities of the Salym fields in western Siberia in November 2005.

Shell Caspian B.V. holds a 5.425% interest in the Caspian Pipeline Company, which manages a pipeline running from Western Kazakhstan to the Black Sea.

Saudi Arabia The Group is conducting an exploration programme in the Rub Al-Khali area in the south of the Kingdom. The Group leads the project and has a 40% interest, with Total and Saudi Aramco holding 30% each.

Syria A registered branch of Syria Shell Petroleum Development B.V. (Group interest 100%) holds undivided participating interests ranging from 62.5% to 66.67% in three PSCs that expire between 2008 and 2014 (Deir Ez Zor, Fourth Annex and Ash Sham). In addition, Group companies are parties to a gas utilisation agreement for the collection, processing and sharing of natural gas from designated fields for use in Syrian power generation and other industrial plants. Operations under these contracts are performed by Al Furat Petroleum Company, a Syrian joint stock company in which Syria Shell Petroleum Development B.V. holds a 31.25% interest.

Ukraine In December 2005 a Group company signed a cooperation agreement with national joint stock company Naftogaz Ukrainy (NAK) covering licences, agreed work programme levels and the main terms of joint activities.

Under the terms of the cooperation agreement, Shell will farm into 10 NAK Naftogaz Ukrainy held licences in the Dniepr-Donets Basin with access to deep potential reservoirs, which partly lie beneath large-scale shallower fields already in production. Shell will acquire a 50% interest in a joint activity agreement covering these licences (excluding the producing fields) in exchange for a commitment that comprises acquisition of seismic data and drilling of deep exploration wells over a three year time frame. It involves a total initial investment by Shell of around $100 million over this period. Work is scheduled to start during 2006.

USA

Shell Exploration & Production Company (SEPCo, Group interest 100%) produces crude oil, natural gas and NGL principally in the Gulf of Mexico, California, Texas, and Wyoming. The majority of SEPCo's oil and gas production interests are acquired under leases granted by the owner of the minerals underlying relevant acreage (including many leases for federal onshore and offshore tracts). Such leases are currently running on an initial fixed term that is automatically extended by the establishment of production for so long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law). SEPCo has acquired interests in acreage located in Alaska, North Dakota, and Washington, where current and future exploration activities are being pursued. SEPCo acquired additional interests in the Gulf of Mexico and Texas. In Texas, the acreage is located in the Fort Worth Basin and is additionally producing natural gas interests in the Pinedale field in the Rocky Mountain region under two separate transactions.

Affiliates of SEPCo hold a 51.8% interest in a US-based exploration and production limited liability company, Aera Energy LLC, holding exploration and production assets in California. This venture is accounted for using the equity method of accounting.

Other Western Hemisphere

Argentina Shell Compania Argentina de Petroleo (CAPSA, Group interest 100%) holds a 22.5% interest in the Acambuco concession.

Brazil Shell Brasil Ltda (Group interest 100%) produces oil and gas in the Bijupirá and Salema fields located in the Campos Basin, offshore Rio de Janeiro, where the company is the operator with an 80% share. Shell Brasil also has interests in 14 offshore exploration blocks – six operated (BC-10, BS-4, BM-S-31, ES-M-438, BM-S-43 and S-M-518) and eight non-operated (BM-S-8, BM-C-25, BM-C-31, ES-M-411, ES-M-436, ES-M-437, BM-ES-23 and BM-S-45). Group interest in these blocks ranges from 30% to 100%. Through Pecten Victoria Inc (Group Interest 100%), the Group retain an interest in the producing Merluza gas field operated by Petrobras and located in the offshore Santos Basin.

Canada Shell Canada Limited (Group interest 78%) is a producer of natural gas, NGL, bitumen, synthetic crude and sulphur. 77% of Shell Canada's gas production comes from the Foothills region of Alberta. In addition, Shell Canada holds a 31% interest in the Sable gas fields offshore of Nová Scotia and a 31% interest in the onshore gas plant. Shell Canada expanded its land inventory with varying interest percentages in onshore exploration prospects onshore in northeastern British Columbia and offshore in the Orphan Basin located in Newfoundland's deepwater region. It is also the largest landholder in the West Coast offshore which is currently under a governmental moratorium. Exploration rights in Canada are generally granted for terms ranging from one to nine years. Subject to certain conditions, exploration rights can be converted to production leases, which may be extended as long as there is commercial production pursuant to the lease.

Shell Canada produces heavy oil through thermal recovery in the Peace River area (Shell Canada's interest is 100%) and mining operations in the Athabasca oil sands area of Northern Alberta. Shell Canada holds a 60% interest in the Athabasca Oil Sands Project (AOSP) under a joint venture agreement to develop and produce synthetic crude from Shell's Athabasca oil sands leases. The AOSP comprises the Muskeg River mine, located 75km north of Fort McMurray, Alberta, and the Scotford upgrader, which is adjacent to Shell Canada's existing Scotford refinery north of Fort Saskatchewan, Alberta. In 2005 these facilities produced an average of 159,900 barrels per day of bitumen.

The production of bitumen and synthetic crude is considered under the SEC's regulations to be mining activity rather than oil and gas activity.

In 2005, Shell Canada acquired additional oil sand leases in the Athabasca area. Shell Canada also owns four Shell-operated natural gas plants in southern and south-central Alberta.

Venezuela Shell Venezuela S.A. (Group interest 100%) holds an operating service agreement (expiring in 2013) with a state oil company, Petroleos de Venezuela (PDVSA), to develop and produce the Urdaneta West Field in Lake Maracaibo. In 2005, the Venezuelan Ministry of Petroleum mandated that all operating service agreements migrate to a joint venture in which PDVSA will have the majority interest. A "Transistory Agreement" signed on December 1, 2005 between PDVSA and SVSA will allow the two companies to continue negotiating the terms of reference for the new joint venture agreement under the 2001 Organic Hydrocarbon Law.

Research and development (R&D)

Our Exploration & Production R&D Directorate is responsible for the research, development and application of integrated technology solutions for Group operating businesses and assets around the world. The R&D Directorate's primary business objectives are to select, develop and implement technologies that enable the Group operating businesses and assets to successfully discover and produce greater levels of hydrocarbons; to achieve continual improvement in cost-efficiency and performance; to increase operational safety and to reduce environmental impact.

Exploration & Production R&D has two laboratory locations; Rijswijk, the Netherlands and Houston, Texas, USA. In-house capabilities are used in the research, development and application of proprietary exploration and production technologies in conjunction with service industry and/or academic capabilities where applicable. In 2006 a third technology centre will be opened in Bangalore, India.

The primary focus of our research and development work is in the following areas: enhanced sub-surface imaging; complex reservoir performance modelling; improving hydrocarbon recovery efficiency; improving well inflow performance to enhance production; recovery of unconventional hydrocarbons; enhanced well construction; reducing the unit technical cost of onshore and offshore processing facilities; enabling the development of ultra-deepwater fields; upgrading produced hydrocarbons; and developing solutions for utilisation and sequestration of CO_2.

GAS & POWER

Gas & Power is one part of the Upstream organisation. Together with Exploration & Production, Upstream explores for and extracts oil and natural gas, and builds and operates the infrastructure necessary to deliver these hydrocarbons to market.

Contents



LINDA COOK, EXECUTIVE DIRECTOR

"Shell's Gas & Power business continued to benefit from its leading position in a strong business environment during 2005. We are well on track to deliver strong growth throughout the remainder of this decade."

Overview

Our Gas & Power business liquefies and transports natural gas and develops natural gas markets and related infrastructure.

Highlights

> Earnings, excluding non-operational items, up 21%

> Record LNG sales volume, up 5%

> LNG capacity increased at year end by 13%

> Significant progress on major LNG and GTL project development

Earnings

	2005	2004
		$ million
Revenue (including intersegment sales)	15,624	10,835
Purchases (including change in inventories)	(12,855)	(8,680)
Depreciation	(290)	(903)
Operating expenses	(2,087)	(1,452)
Share of profit of equity accounted investments	999	1,142
Other income/(expense)	223	733
Taxation	(41)	140
Segment earnings from continuing operations	1,573	1,815
Income/(loss) from discontinued operations	–	–
Segment earnings	1,573	1,815

2005 compared to 2004

Earnings

Segment earnings were $1,573 million, compared to $1,815 million in 2004, benefiting in 2005 from record LNG volumes and strong prices, and favourable marketing and trading conditions. Whereas 2005 earnings included net charges of $84 million, mainly related to divestments of joint venture company InterGen's power generation assets, earnings in 2004 included net gains of $444 million mainly related to divestments partly offset by an impairment in Coral (Shell's principal Gas & Power marketing and trading entity in the US). Excluding these items, earnings increased by 21%.

LNG volumes

Record LNG sales volumes were up 5% from last year driven by the ramp up of the fourth train at the North West Shelf project (Group share 22%) in Australia. Following completion of construction of Train 4 in Nigeria and the new Qalhat project in Oman, Shell's global LNG production capacity increased by 13% at year end.

Capital investment and portfolio actions

Capital investment in 2005 of $1,602 million was consistent compared to 2004 ($1,633 million) and mainly related to LNG projects. The total capital investment was focused on new integrated gas projects such as Sakhalin II, Qatargas 4 and Qatar GTL, displacing 2004 spend on InterGen.

We completed our exit from the InterGen power generation joint venture (Group interest was 68%) with the sale of InterGen assets through various transactions. These transactions contributed over $1 billion of proceeds to Shell's divestment programme.

The sale of our interest in Gasunie's gas transportation assets in the Netherlands was completed with net proceeds of $1.7 billion (gains



Canada

USA

Latin America
Bolivia
Brazil
Mexico

Europe
Denmark
Germany
Greece
Italy
The Netherlands
Norway
Spain
Turkey
UK

Africa
Algeria
Egypt
Ghana
Libya
Nigeria

Middle East
Oman
Qatar

Commonwealth of Independent States
Russia

Asia Pacific
Australia
Brunei
China
India
Japan
Korea
Malaysia

Countries in which Gas & Power operate

recorded in Exploration & Production earnings).

New business development

Shell and Qatar Petroleum moved the Qatargas 4 joint venture (Group share 30%) into construction phase with the award of the onshore EPC contract in December 2005. This integrated LNG project includes upstream gas and liquids production and a LNG plant with a capacity of 7.8 million tonnes of LNG per annum (mtpa). This will be Shell's seventh LNG joint venture. We have also agreed to acquire additional capacity at the Elba Island LNG import terminal in Georgia, US. This is intended to be utilised to import Qatargas 4 volumes into natural gas markets in the eastern US.

In Australia, joint venture partners moved the Gorgon greenfield integrated LNG project (Group interest 25%) into the FEED phase. This project, on Barrow Island in Western Australia, will provide a new two train LNG plant that will have an initial capacity of 10mtpa. Also in Australia, final investment decision was taken to build a fifth LNG train in the NWS LNG venture (Group direct and indirect interest 22%). The new train, currently under construction, will increase plant capacity to a total of 15.9mtpa.

In Nigeria, the Train 4 and 5 expansion at Nigeria LNG Ltd (Group interest 26%) has been completed. First production from Train 4 started in the fourth quarter 2005, and from Train 5 in January 2006. These two trains increase Nigeria LNG's overall production capacity to over 17mtpa. Construction of Train 6 (4mtpa) continues to make good progress.

In February 2006, Shell signed a project development agreement with the Nigerian National Petroleum Corporation (NNPC) and other partners for the joint development of a greenfield LNG project (Olokola) in Nigeria. This project, envisioned to include up to four LNG trains, is in the early stages of engineering and design.

Further contracts were signed to supply LNG from the Sakhalin II project (Group interest 55%) to customers in Korea and Japan. Total firm sales now amount to 7.3mtpa, more than 75% of the total capacity of the plant.

Construction of the Qalhat LNG project in Oman (Group indirect share 11%) was completed, with first production achieved towards the end of 2005. LNG production capacity from the plant is 3.7mtpa.

In India the LNG regasification terminal at Hazira began operations. LNG from the first cargo was sold into the emerging Indian market in 2005.

An agreement was reached with the National Oil Corporation in Libya for exploration and development of gas in the Sirte basin, along with a project to modernise and upgrade the existing Marsa El Brega LNG plant. Options to expand the existing plant and possibly build a new LNG plant are part of the agreement.

In the US, the US Maritime Administration gave approval for our offshore Gulf Landing LNG import terminal.

A joint venture agreement was signed with ERG Power and Gas S.p.A in Italy (Group share 50%) to build an LNG import terminal in Sicily. The terminal is planned to have an initial capacity of 5.8mtpa. Engineering and permitting work is ongoing.

The Pearl GTL project in Qatar awarded a project management contract to JGC and Kellogg. The Pearl project includes the development of upstream gas production facilities and the construction of the world's largest GTL plant, which will produce 140,000 barrels per day of GTL products. Following the successful testing of two appraisal wells in 2004, the project is currently in the final stages of design and cost estimating. Final investment decision could be as early as 2006.

Our coal gasification technology was licensed to Datang International Power for its coal to propylene project in China. It was also selected by the Stanwell Corporation in Australia for a research study into an integrated gasification combined cycle (IGCC) plant, in which coal is converted into synthesis gas for power production and the carbon dioxide generated is captured and sequestered.

Outlook and strategy

The business environment for natural gas remains robust. We expect demand for natural gas to continue to increase at 2–3% per annum in the next 10 years. We forecast LNG demand growth to be in the order of 10% per annum in the coming years with demand growth in all major natural gas markets. In addition, new opportunities are emerging related to the clean use of coal and, in particular, Shell's proprietary coal gasification technology.

We will seek to maximise opportunities from growing demand building on our position as one of the world's largest natural gas producers and suppliers of LNG, with a significant presence in the key markets of North America, Asia Pacific and Europe. We aim to access and monetise new natural gas resources by offering competitive value propositions to our customers and major resource holders. In doing so, we leverage a diverse natural gas portfolio; global capabilities including commercial skills, financing, marketing, trading, shipping and project management expertise; premium market access (for LNG and GTL); and leading technology and technical services.

Operating and Financial Review – Gas & Power

Business and property

Our Gas & Power business liquefies and transports natural gas, and develops natural gas markets and related infrastructure. It also markets and trades natural gas and electricity, and converts natural gas to liquids to provide clean fuels. A number of new opportunities are also emerging for application of our proprietary coal gasification process. The majority of these activities, in particular LNG, are carried out by associated companies.

LNG plants, Group interest in plants[a] and capacity[b] (at December 31, 2005)

		Group interest %	100% capacity mtpa
Australia NWS	Karratha	22	11.7
Brunei	Lumut	25	7.2
Malaysia (Dua and Tiga)	Bintulu	15	14.6
Nigeria	Bonny	26	13.6
Oman	Sur	30	6.6
Oman (Qalhat)	Sur	11	3.7

a Percentage rounded to nearest whole percentage point where appropriate.
b As reported by the joint venture (excluding the impact of Train 4 debottlenecking in Australia).

LNG sales volumes (Group equity share) (million tonnes)

	2005	2004	2003	2002	2001
Australia	**2.6**	2.0	1.8	1.7	1.7
Brunei	**1.7**	1.8	1.8	1.7	1.7
Malaysia	**2.0**	1.9	1.5	2.3	2.3
Nigeria	**2.3**	2.4	2.1	1.5	1.5
Oman	**2.1**	2.1	2.1	1.9	1.7
Total	**10.7**	10.2	9.3	9.1	8.9

GTL plant (at December 31, 2005)

		Group interest %	100% capacity bbl/day
Malaysia	Bintulu	72	14,700

Europe

Shell Energy Europe B.V., a wholly-owned Group company located in the Netherlands, continued to develop gas and power activities throughout **Europe**, and provided advice and assistance to wholly-owned Shell affiliates active in the natural gas sector in Denmark, Germany, Italy, Spain, the Netherlands, the UK and other countries.

Other specific activities are summarised as follows:

Germany BEB Erdgas und Erdöl GmbH, a joint venture in which a Group company holds a 50% economic interest, is a major producer of gas in Germany and also one of the country's gas transmission companies. Through BEB, Group companies have indirect minority shareholdings in gas transmission and distribution companies in Germany.

Greece The Group holds a 24% interest in Attiki Gas Supply Company S.A., a local gas distribution company currently with some 30,000 customers (mainly residential, but also some commercial and small industrial). Attiki Gas Supply Company S.A. holds a distribution licence to develop the distribution system infrastructure and to distribute gas to residential, commercial and small industrial customers in the Attiki area.

Italy In June 2005, Shell and ERG Power & Gas S.p.A. signed a joint venture agreement for the development of a LNG regasification terminal in Italy. The terminal is planned for an initial capacity of around 5.8mtpa of LNG.

The Netherlands On July 1, 2005, the Group transferred its 25% interest in N.V. Nederlandse Gasunie's transport business to the Dutch State for a consideration of $1.7 billion (accounted for in Exploration & Production). The Group continues to be a 25% shareholder in Gasunie Trade & Supply, a large marketer of Dutch natural gas.

Eastern Hemisphere

Algeria Shell and Sonatrach, the Algerian national energy company, signed a Memorandum of Understanding in February 2006 covering multiple business initiatives, both in Algeria and internationally. Areas of cooperation will include investigating the commercial and technical feasibility for joint developments in Algeria, including upstream development projects, LNG, products and marketing, and investigating possible asset swap transactions for upstream exploration, development and appraisal projects.

Australia A Group company has a combined 22% direct and indirect interest in the LNG export phase and a 26% interest in the domestic gas phase of a joint venture formed to develop the gas fields of the North West Shelf (NWS). Current capacity (100%) of the LNG plant at year end 2005 was 11.7mtpa. The LNG is sold predominantly to customers in Japan. A Group company directly and indirectly has a 22% interest in seven vessels used to deliver LNG from the NWS.

The construction of a fifth LNG train commenced during 2005. This will raise total capacity of the plant to close to 16mtpa (100%). Under a contract agreed in 2004, the first deliveries of LNG to China from the NWS venture are expected in 2006. A Group company has a 5% interest in two LNG vessels under construction in China that will be used to deliver LNG under this contract.

A Group company has a 25% interest in the Greater Gorgon joint venture that is considering development of a LNG and domestic gas project on Barrow Island off Western Australia, to be supplied from the Gorgon and Jansz/Io gas fields. The project commenced FEED during 2005. A wholly-owned Group company is also involved in a number of licences in the Browse Basin and in the Timor Sea with opportunities for both domestic gas and LNG export.

Brunei Gas is liquefied and sold to customers in Japan and Korea by Brunei LNG Sendirian Berhad (Group interest 25%). Current LNG capacity is 7.2mtpa (100%). The LNG continues to be delivered in a fleet of seven LNG vessels owned by Brunei Shell Tankers Sendirian Berhad (Group interest 25%), and an additional vessel owned by Brunei Gas Carriers Sendirian Berhad (Group interest 10%).

China In a 50:50 joint venture with China Petroleum and Chemical Corporation (Sinopec), we are developing our first coal gasification plant to supply synthesis gas to Sinopec downstream business units in Yueyang (Dongting), China. Project startup is expected around mid 2006. Shell's proprietary coal gasification technology has been licenced to a total of 13 projects in China.

In 2005 we entered into a joint venture with the Hangzhou Gas Group and Hong Kong China Gas for supply of gas to industrial and commercial customers in Hangzhou, China.

India Shell holds a 74% interest in three companies – Hazira Gas Private Ltd., Hazira Port Private Ltd. and Hazira LNG Private Ltd., all of which are located in the State of Gujarat. Hazira Port Private Ltd. and Hazira LNG Private Ltd. commissioned the Hazira LNG import terminal in 2005, and the first gas was sold to customers. Hazira Gas Private Ltd. is using these facilities to import LNG and market natural gas to customers in Gujarat and north west India.

Iran A project framework agreement for the Persian LNG project (Group interest 25%) was signed in 2004. During 2005, the project made further engineering and design progress.

Libya In May 2005, a Group company and National Oil Corporation of the Great Socialist People's Libyan Arab Jamahiriya (NOC) signed an LNG development agreement for the rejuvenation and upgrade of the existing LNG plant at Marsa Al Brega on the Libyan coast, together with exploration and development of five areas located in Libya's major oil and gas producing Sirte Basin. Options to expand the existing plant and possibly build a new LNG plant are part of the agreement.

Malaysia Group companies' hold a 15% interest in each of Malaysia LNG Dua Sendirian Berhad and Malaysia LNG Tiga Sendirian Berhad. Current LNG capacity is 14.6mtpa. Our interest in the Dua plant expires in 2015.

Adjacent to the LNG facilities is a GTL plant, operated by Shell MDS (Malaysia) Sendirian Berhad (Group interest 72%). This plant has the capacity to convert approximately three million cubic metres per day of natural gas into some 14,700 barrels per day of high-quality middle distillates and other products using Shell-developed technology. A full range of liquid and wax products is being sold into specialty markets in Asia Pacific, the US and Europe.

Nigeria Nigeria LNG Ltd (Group interest 26%) had a LNG capacity at year end 2005 of 13.6mtpa (100%) from Trains 1–4. Train 5 commenced production in January 2006, increasing capacity by a further 4mtpa. Train 6 is under construction and, when complete, will add an additional 4mtpa (100%) of LNG capacity.

In 2004, a Shell company (together with other venture partners) committed to proceed with the West Africa Gas Pipeline Project (Group interest 18%). This project is planned to supply gas from Nigeria to the neighbouring states of Ghana, Benin and Togo.

In February 2006, Shell signed a project development agreement with the Nigerian National Petroleum Corporation (NNPC) and other partners for the joint development of a greenfield LNG project (Olokola) in Nigeria. This project, envisioned to include up to four LNG trains, is in the early stages of engineering and design.

In December 2005, Shell and its partners awarded the EPC and long-term service agreement contracts for the 630MW Afam VI power station, a key element of the Afam Integrated Gas & Power Project in Rivers State, Nigeria.

Within Nigeria, we operate a gas sales and distribution company, Shell Nigeria Gas (Group interest 100%), to supply gas to a number of industrial and commercial customers in the south of the country.

Oman Oman LNG L.L.C. (Group interest 30%) has an annual capacity of some 6.6mtpa. The majority of the LNG is sold to Korea and Japan under long-term contracts with remaining volumes sold to customers on short-term sales agreements.

During 2005, the Qalhat LNG S.A.O.C. project (in which Oman LNG has a 37% equity interest, giving Shell an 11% indirect interest) was commissioned. The first delivery from the Qalhat LNG project, which has a single LNG train with a capacity of 3.7mtpa, was achieved in late 2005.

Qatar In July 2004, Qatar Shell GTL (Group interest 100%) signed a development and production sharing agreement with the State of Qatar for the construction of a 140,000 barrels per day GTL plant in Ras Laffan, Qatar. Following the successful testing of two appraisal wells in 2004, the project is currently in the final stages of design and cost estimating.

In February 2005, the Group and Qatar Petroleum (QP) signed a heads of agreement for the development of a large-scale LNG project (Qatargas 4, Group interest 30%). The project comprises the integrated development of upstream gas production facilities to produce 1.4 bcf/d of natural gas, including an average of approximately 70,000 barrels per day of associated NGL from Qatar's North field, a single LNG train yielding approximately 7.8mtpa of LNG for a period of 25 years and shipping of the LNG to the intended markets, primarily North America. The final investment decision was taken in December 2005 and at the same time the EPC contract for the onshore facilities was awarded.

Russia Shell Sakhalin Holding B.V. (Group interest 100%) holds a 55% interest in Sakhalin Energy Investment Company Ltd. (SEIC). Activities for the development of the offshore fields and onshore LNG facilities continued during 2005. The development includes a two-train LNG plant with a 9.6mtpa capacity.

In July 2005, Shell and Gazprom signed a Memorandum of Understanding regarding a swap of shares in the Zapolyarnoye-Neocomian and Sakhalin II projects. The Memorandum of Understanding sets out the high level principles of a transaction through which Gazprom could acquire up to 25% plus one share in the Sakhalin II venture and Shell could acquire a 50% interest in the Zapolyarnoye-Neocomian field. Negotiations on definitive arrangements for the transaction continue in 2006.

USA and Canada

During 2005, the Gas & Power business portfolio included: investments in Enterprise Product Partners L.P.; holding of capacity rights in US LNG import terminals; natural gas and power marketing, trading and storage; long-term gas transportation contracts; and energy management services.

The focus of the business in the USA on LNG has increased, encompassing existing LNG import capacity rights at the Cove Point and Elba Island terminals as well as the continued evaluation of various options to expand its

LNG import capabilities. The US Maritime Administration approved the issuance of a licence for our offshore Gulf Landing LNG terminal in the Gulf of Mexico.

Other Western Hemisphere

Bolivia Transredes Transporte De Hidrocarburos S.A. (Group interest 25%), an oil and gas pipeline company has over 3,500 miles in total pipeline network. It also exports gas to Brazil through a pipeline owned by Gas Transboliviano S.A. (combined Group interests 30%), and interconnected to Transredes.

Brazil Companhia de Gas de São Paulo (Comgás) is a Brazilian natural gas distribution company in the state of São Paulo. The Group holds 18% through a joint venture.

Transportadora Brasileira Bolivia Brasil S.A. (Br), (combined Group interests 7%), interconnected to Gas Transboliviano S.A. (Bol), constitutes the Brazilian side of the Bolivia-Brazil pipeline with around 1,400 miles in total pipeline network covering five Brazilian states.

In the western part of Brazil, Shell has 50% interests across four companies related to an integrated pipeline and power station project in Cuiabá. The pipeline also crosses through eastern Bolivia. The Cuiabá gas-fired power plant (480MW) became commercially operational in 2002.

Mexico The Altamira LNG regasification terminal (Group interest 50%) is located in the port of Altamira, Tamaulipas, on Mexico's Gulf coast. The facility is under construction and when complete will have an initial peak capacity of 4.4mtpa. Completion is scheduled for 2006. A separate marketing company (Group interest 75%) holds the capacity rights in the terminal and will supply up to the equivalent of 3.6mtpa natural gas for 15 years to CFE (state power company), ramping up from an initial 2.1mtpa. Shell also holds capacity rights to the Costa Azul LNG import terminal under construction in Baja California on Mexico's west coast. Shell's capacity rights total 3.75mtpa. Supply is expected from Shell's portfolio of Asian LNG projects such as Sakhalin (Russia) and Gorgon (Australia).

LNG supply and shipping

Two operations, Shell Western LNG (SWLNG) and Shell Eastern LNG (SELNG), aim to secure supplies for downstream markets that we are developing. SWLNG sources LNG in the West and supplies our outlets in the Atlantic Basin (currently Spain and the US), while SELNG sources LNG in the East, and supplies our terminal in India and other potential outlets in the Pacific region, including China and the west coast of Mexico. These operations will primarily use ships, currently a fleet totalling seven, which have been acquired or chartered by Shell Tankers Singapore Limited, Shell Tankers (UK) Ltd, Shell Bermuda (Overseas) Ltd and SWLNG.

InterGen

In 2005, Shell divested all of its interests in InterGen (Group interest was 68%), an international operator and developer of power plants. This marked a significant step in our portfolio restructuring activities.

Research and development (R&D)

The focus of R&D is on technical and cost leadership in existing businesses and the creation of viable new business opportunities. A key focus is on *maintaining our competitive position in LNG technology, particularly LNG* processing, safety, transport and storage. The Group is further developing its strong position in GTL conversion through R&D programmes aimed at improving catalysts and process technology to further reduce capital costs and improve process efficiency, leading to lower CO_2 emissions. GTL product development is also an important focus of work. The emphasis of work on coal gasification is on reducing capital costs and increasing the scale and efficiency of plants.

THIS PAGE INTENTIONALLY LEFT BLANK

OIL PRODUCTS

Oil Products are part of the downstream organisation. Shell's downstream businesses engage in refining crude oil into a range of products including fuels, lubricants and petrochemicals, and the marketing of the refined products.

Contents

Canada

USA

Latin America
Argentina
Belize
Bolivia
Brazil
Chile
Colombia
Costa Rica
Ecuador
El Salvador
Guatemala
Guyana
Honduras
Mexico
Nicaragua
Panama
Paraguay
Peru
Surinam
Uruguay
Venezuela

The Caribbean
Bahamas
Barbados
Bermuda
British Antilles
Dominican Republic
French Antilles & Guiana
Grenada
Haiti
Jamaica
Netherlands Antilles
Puerto Rico
St. Kitts & Nevis
St. Lucia
St. Vincent
Trinidad & Tobago

Europe
Austria
Belgium
Bulgaria
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Gibraltar
Greece
Hungary
Iceland
Republic of Ireland
Italy
Latvia
Lithuania
Luxembourg
The Netherlands
Norway
Poland
Portugal
Romania
Serbia and Montenegro
Slovakia
Slovenia
Spain
Sweden
Switzerland
Turkey
Ukraine
UK



ROB ROUTS, EXECUTIVE DIRECTOR

"We made great progress towards achieving our goal of sustainable downstream leadership. We strengthened our position in key markets as we reshaped our portfolio and increased our investment in higher growth markets in Asia and Eastern Europe. Our drive to bring innovative and new fuels to our customers continues."

Overview

Shell's downstream Oil Products include all of the activities necessary to transform crude oil into petroleum products and deliver these to customers worldwide.

Highlights

> Earnings of $9.98 billion; an increase of 31% over 2004

> Strong cash generation; $11 billion of cash surplus

> Excellent operational performance; reduction of non hurricane related refining downtime to 4%

> Continued portfolio management; $1.7 billion proceeds in 2005

Earnings

		$ millions
	2005	2004
Revenue (including intersegment sales)	253,853	222,348
Purchases (including change in inventories)	(223,482)	(195,270)
Depreciation	(2,622)	(3,357)
Operating expenses	(16,141)	(15,022)
Share of profit of equity accounted investments	1,713	1,277
Other income/(expense)	69	61
Taxation	(3,408)	(2,440)
Segment earnings from continuing operations	9,982	7,597
Income/(loss) from discontinued operations	–	–
Segment earnings	9,982	7,597

2005 compared to 2004

Earnings

Segment earnings in 2005 were $9,982 million, 31% higher than 2004, reflecting strong refining margins, improved operational performance and increased trading results partially offset by lower marketing results. Trading earnings benefited from high levels of volatility and profitable storage deals. Earnings included $427 million net gains in 2005 compared with $540 million in 2004, mainly relating to divestments in both years and impairments in 2004. Revenue was significantly higher, largely as a consequence of higher product prices in 2005.

Gross margin (calculated as revenue minus purchases) increased by $3,293 million in 2005, primarily driven by strong refining margins in all regions, particularly in the US. The high refining margins were sustained by a combination of refining capacity expansion continuing to lag behind strong global product demand growth, a cold winter in the northern hemisphere in the first and fourth quarters and extensive hurricane-related product supply disruptions in the Gulf of Mexico in the third and fourth quarters. Marketing margins declined mainly as a result of high crude-driven product cost.

Operating expenses, which include divestment gains, increased in 2005 mainly due to lower proceeds from divestments. The impact of a weaker dollar on non dollar denominated operating expenses and higher energy related operating costs also resulted in increased expenses.

Depreciation was $735 million lower in 2005 than 2004, largely as a result of divestments and impairment provisions on certain refining and marketing assets recognised in 2004.



Countries in which Oil Products operate

Africa
Algeria
Benin
Botswana
Burkina Faso
Cameroon
Cape Verde Islands
Congo
Cote d'Ivoire
Democratic Republic of Congo
Djibouti
Egypt
Eritrea
Ethiopia
Gabon
The Gambia
Ghana
Guinea
Guinea-Bissau
Kenya
La Réunion
Lesotho
Madagascar
Mali
Morocco
Mozambique
Namibia
Nigeria
Rwanda
Senegal
South Africa
Sudan
Swaziland
Tanzania
Togo
Tunisia
Uganda
Zimbabwe

Middle East
Iran
Jordan
Oman
Saudi Arabia
Syria
United Arab Emirates
Yemen

Commonwealth of Independent States
Azerbaijan
Kazakhstan
Russia
Turkmenistan

Asia Pacific
Australia
Brunei
Cambodia
China (including Hong Kong)
Cook Islands
Fiji
Guam
India
Indonesia
Japan
Laos
Malaysia
Mauritius
New Caledonia
New Zealand
Pakistan
Palau
Papua New Guinea
Philippines
Saipan
Singapore
South Korea
Sri Lanka
Tahiti
Taiwan
Thailand
Tonga
Vanuatu
Vietnam

Capital investment and portfolio actions
Capital investment of $2.8 billion in 2005 was consistent with 2004 spending levels. The main areas of investment were in our manufacturing and retail businesses and included spending on refinery maintenance as well as upgrading and growing the retail network.

Our portfolio activities were focused on investment in high growth markets in the East and Turkey and consolidation of our position in Africa and Latin America. In China, our retail joint venture with Sinopec commenced operations with more than 200 stations now in service. In India, we are the first international oil company to have secured a nationwide retail licence. Eight service stations are currently operating, with another 50 under various stages of construction and acquisition. We started operation of our first service station in Indonesia. In Russia, an acquisition programme is ongoing, with 13 service stations now operational, and land for an additional 20 sites secured.

In China, a new joint venture, Anji Jiffy Lube Automotive Services Company Limited, was established in April 2005. Shell China holds a 40% Group interest in this business. Total investment will be $23 million (Group interest $9 million). The venture will build a network of fast car maintenance and service outlets and is modelled on the Jiffy Lube chain that operates in North America. The aim is to have 600 outlets in operation by 2015.

A partnership with CHOREN Industries GmbH was announced to construct the world's first commercial facility to convert biomass into high-quality synthetic biofuel. A letter of intent was signed by Volkswagen, Shell and Iogen Corporation announcing a joint study to assess the economic feasibility of producing cellulose ethanol in Germany. This advanced biofuel, which is produced by Iogen, can be used in today's cars and can cut CO_2 emissions by 90% compared with conventional fuels.

A Memorandum of Understanding was signed with Kuwait Petroleum International to explore opportunities to develop and implement joint downstream investments worldwide.

In the US, a capital expenditure strategy to increase refining capacity at one or more of the Motiva joint venture (Group interest 50%) refineries was announced. Expansion projects being considered range from 100,000 barrels per day to 325,000 barrels per day.

In Turkey, Shell and Turcas Petrol AS agreed a joint venture to combine marketing and distribution activities. In addition, as part of Turkey's privatisation programme, Koç (Turkey's largest conglomerate) became the successful bidder for 51% of Turkiye Petrol Rafinerileri AS (Tupras) and we acquired a 2% minority shareholding in Tupras. These transactions will enhance our position in Turkey, which is a key growth market.

The exchange of our 20% interest in the Rome refinery for Total's 18% interest in the Reichstett Refinery in France was completed, increasing our ownership interest in the Reichstett refinery to 83%.

The Group sold 5% ownership of Showa Shell Sekiyu KK, a refining and marketing company in Japan, to Saudi Aramco. The Group's interest was reduced to 35% as a result of this transaction.

The sales of the Bakersfield refinery and the LPG business in Portugal were completed.

The divestment of retail and commercial fuels marketing and distribution businesses in the Republic of Ireland, Northern Ireland, Romania, the Canary Islands, Eastern Caribbean and Guinea Bissau was completed.

Total proceeds from divestments during 2005 totalled $1.7 billion.

Agreements were signed relating to the sale of the marketing and distribution businesses in Uruguay and Paraguay, the retail and commercial fuels marketing business and lubricants blending and distribution business in Colombia and Shell's retail business in Ecuador. Agreement was also reached regarding divestments of Oil Products' businesses in Burundi, Rwanda, Cameroon, the Caribbean (Bahamas, Turks and Caicos and Jamaica) and in Papua New Guinea. We expect to complete these sales in 2006 when total combined proceeds of $350 million are anticipated.

Several of the sales in 2005 and 2006 included innovative Trade Mark Licence Agreements, whereby the buyer will continue to use the Shell brand.

Bids relating to the sale of Shell's LPG business were received during the year. Following bid clarification and negotiation, we will take a decision on whether to go ahead with this divestment. We expect to complete this process during the first half of 2006.

Outlook and strategy
If product demand growth continues to outstrip refinery capacity additions, refining margins in 2006 are expected to remain firm, albeit at lower levels than 2005. The eventual level will be strongly influenced by the rate of global economic growth particularly in the US and China. Potential upside exists with tightening gasoline and diesel specifications in the US. Downward pressure may come with weaker product demand through persistent high oil prices. Marketing margins will continue to be influenced by oil price volatility, exchange rates and intense competition.

Operating and Financial Review – Oil Products

Our strategy supports our aim of being the downstream leader in the markets in which we choose to operate. This includes improving the profitability of the downstream businesses through a focus on four key areas.

The first is to reshape the portfolio by divesting underperforming assets, making selective investments in manufacturing and marketing to enhance our competitive position and investing in high growth markets such as China and India. The second element is our work to continue to standardise our processes and systems through implementation of simpler global processes including a common IT system (enterprise resource planning) for Oil Products businesses across the world. We will also continue to improve our operational performance by ensuring our operations are safe, reliable and cost competitive. Third, we will work to maximise the value of our integrated hydrocarbon supply chain and the benefits of the integration of the Oil Products and Chemicals businesses. Finally, we will continue to seek opportunities to reinforce our position as the leading global brand across all the downstream businesses, including maintaining our focus on differentiated fuels.

Business and property

The Oil Products organisation is comprised of a number of different downstream businesses, which include Manufacturing, Supply and Distribution, Retail, Business to Business (B2B) and Lubricants. Collectively these businesses refine, supply, trade and ship crude oil products around the world and market fuels and lubricants for domestic, industrial and transportation use.

Manufacturing

Our global Manufacturing portfolio includes interests in 47 refineries, which produce products such as gasoline, diesel, light heating oil, aviation fuel, heavy heating oil, lubricants, and bitumen. Finished and intermediate products from the manufacturing sites provide a wide range of quality hydrocarbons required by our downstream partners in Retail, Lubricants, Chemicals and B2B to fulfil Shell customer requirements. Manufacturing also works closely with Supply and Distribution, Trading and Shell Global Solutions to maximise earnings from our manufacturing assets.

Supply and distribution

Supply and distribution acquires and delivers feedstock to Shell refineries and Chemical plants, and transports and delivers finished products to our downstream marketing businesses and customers. It handles 6 million barrels of inland fuel sales per day. Our distribution network currently includes 5,000 miles of pipeline in the US and some 20,000 trucks worldwide.

Retail

The Oil Products business operates the world's largest fuel retail network with some 45,000 service stations. Convenience retailing offers a wide range of products and services to customers worldwide.

A growing range of fuels are sold at these retail outlets, including Shell V-Power, V-Power Racing, V-Power Diesel, and Optimax, that are tailored to meet growing customer requirements for improved engine and environmental performance. Differentiated fuels were launched during 2005 in a number of new markets, including V-Power in France and a brand new V-Power Diesel using GTL technology in Italy. In Australia, Shell Optimax Extreme, a 100-octane fuel that uses 5% ethanol to deliver a higher level of engine responsiveness and performance, was launched. In Africa, Diesel Extra was launched in Swaziland, Botswana and Kenya and the V-Power Diesel pilot in South Africa has already achieved 15% market share.

Lubricants

Shell Lubricants is a global leader in finished lubricants, operating in approximately 120 countries worldwide, manufacturing and marketing some of the most recognised (by market share) lubricants brands including Shell Helix, Pennzoil, Shell Rotella, Shell Rimula and Quaker State. These lubricants are used across the transport sector in passenger cars, lorries, coaches, aeroplanes and ships. Shell Lubricants also delivers lubrication solutions to the manufacturing, food processing, mining and agriculture industries. In addition, through the Jiffy Lube fast lube network, Shell Lubricants provide oil change and service to some 30 million customers in the US and is building a presence in developing markets such as China.

Business to Business (B2B)

B2B sells fuels and specialty products to a broad range of commercial customers. The B2B portfolio comprises five separate businesses.

Shell Aviation is a leader in the marketing of aviation fuels and lubricants, and in the operation of airport fuelling. It supplies 1,100 airports in 90 countries and fuels some 20,000 aircraft and supplies over 21 million gallons (80 million litres) of fuel every day.

Shell Marine Products is a global sales and marketing business supplying marine fuels, lubricants and related services to the marine industry. The business supplies 20 different types of marine fuel to power diesel engines, steam and gas turbine vessels, together with around 100 different types of marine lubricants blended to provide optimum protection in the toughest environments. The business serves more than 15,000 customer vessels, ranging from large ocean going tankers to small fishing boats, in more than 730 ports in some 90 countries worldwide.

Shell Gas (LPG) The Group markets LPG in over 40 countries and territories. It supplies LPG to a range of customers for domestic, commercial, agriculture and industry purposes.

Commercial Fuels provides high-quality heating, transport and industrial fuels and oils to more than four million customers worldwide in three main segments. The bulk fuels business plays a key role in managing sales to all inland channels. The domestic heating oil business supplies more than 1.5 million households.

Shell Bitumen is the world market leader in the manufacture and sale of bitumen and bitumen products and works with over 1,450 customers across 33 countries.

Trading

Shell Trading trades about 14 million barrels of crude oil equivalent per day, comprising crude oil, refined products, natural gas, electrical power and chemicals. Companies within the Shell Trading network (including Houston, Barbados, Rotterdam, London, Dubai, Moscow and Singapore) are each distinct separate entities responsible for running their own businesses.

Shell Global Solutions

Provides business and operational consultancy, catalysts, technical services and research and development expertise to the energy and processing industries worldwide. It has an extensive network of offices around the world, with primary commercial centres operating in the US, Europe and Asia Pacific.

Research and development (R&D)

R&D programmes continue to emphasise the improvement of key products and their applications and the further advancement of process technologies including related technical services that provide us with a competitive advantage. For the fuels business, top tier differentiated fuels have been launched in more than 40 countries. Further effort was focused on the cost effective formulation of new products and cost reduction in current formulations. Product stewardship considerations, particularly those related to health and the environment, continue to be given high priority in all areas.

Key drivers in process research have been the need to achieve best-in-class performance in terms of reliability and availability, supply chain optimisation, cost reduction and further reduction in energy consumption and CO_2 emissions. Catalyst development has contributed to increased margin generation. Environmentally focused programmes provide solutions ranging from soil remediation techniques to explosion hazard assessments.

A strategic programme aimed at developing breakthrough options in sustainable energy and sustainable mobility is pursued, covering new routes from biomass to biofuels and a new approach to CO_2 sequestration by mineralisation. The further development of the coal gasification, catalytic partial oxidation and GTL technology continues to be an area of focus across the business.

Refining[a]

Cost of crude oil processed or consumed (including upstream margin on crude supplied by Group and equity accounted investment exploration and production companies)

					$ per barrel
	2005	2004	2003[i]	2002[i]	2001[b]
	48.24	37.22	26.75	24.35	23.56

Operable crude oil distillation capacity[c]

					thousand barrels/calendar day[d e]
	2005	2004	2003	2002	2001
Europe	**1,822**	1,835	1,808	1,809	1,400
Other Eastern Hemisphere	**899**	1,050	1,072	1,108	1,155
USA	**955**	1,032	1,073	1,075	689
Other Western Hemisphere	**350**	350	361	395	398
	4,026	4,267	4,314	4,387	3,642

Crude oil processed[f]

					thousand barrels/calendar day[d e]
	2005	2004	2003	2002	2001
Europe	**1,701**	1,687	1,712	1,701	1,309
Other Eastern Hemisphere	**802**	942	916	870	933
USA	**855**	950	974	996	624
Other Western Hemisphere	**364**	364	347	314	361
	3,722	3,943	3,949	3,881	3,227
Group share of associated companies	**455**	451	515	473	480

Crude oil distillation unit intake as percentage of operable capacity[g]

					%
	2005	2004	2003	2002	2001
Europe	**97**	94	96	94	95
Other Eastern Hemisphere	**92**	91	89	84	90
USA	**88**	91	89	91	91
Other Western Hemisphere	**91**	93	90	86	91
Worldwide	**93**	92	92	90	92

Refinery processing intake[h]

					thousand barrels/calendar day[d e]
	2005	2004	2003	2002	2001
Crude oil	**3,722**	3,946	3,949	3,881	3,227
Feedstocks	**259**	216	218	203	173
	3,981	4,162	4,167	4,084	3,400
Europe	**1,804**	1,770	1,776	1,761	1,358
Other Eastern Hemisphere	**849**	962	956	941	1,018
USA	**953**	1,055	1,079	1,064	663
Other Western Hemisphere	**375**	375	356	318	361
	3,981	4,162	4,167	4,084	3,400

					million tonnes per year
Metric equivalent	***195***	*204*	*204*	*201*	*166*

Refinery processing outturn[i]

					thousand barrels/calendar day[e]
	2005	2004	2003	2002	2001
Gasolines	**1,492**	1,542	1,575	1,537	1,242
Kerosines	**382**	424	418	400	369
Gas/Diesel oils	**1,256**	1,297	1,312	1,287	1,068
Fuel oil	**391**	414	378	355	339
Other products	**567**	557	550	546	417
	4,088	4,234	4,233	4,125	3,435

a The basis of reporting from 2002 has been changed to reflect only those activities relating to the Oil Products business; previously the volumes of the Mobil refinery in Alabama, a refinery owned by Chemicals, was included within the US volumes. The 2001 figures have been restated on a similar basis. Furthermore, from 2002 the US reported volumes include 100% of Shell Oil Products US and 50% of Motiva; the 2001 figures have been restated in accordance with the ownership interests prevailing at that time.

b Figures for 2003, 2002 and 2001 are provided on a US GAAP basis.

c Group average operating capacity for the year and excluding mothballed capacity.

d One barrel daily is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.

e The calendar day capacity is the actual barrels processed during the year (maximum sustainable rate x utilisation) divided by the number of days in the year.

f Including natural gas liquids; includes processing for others and excludes processing by others.

g Including crude oil and feedstocks processed in crude oil distillation units, and based on calendar day capacities.

h Including crude oil and natural gas liquids plus feedstocks processed in crude oil distillation units and in secondary conversion units.

i Excluding "own use" and products acquired for blending purposes.

Oil sales[a]

Product volumes

				thousand barrels/day	
	2005	2004	2003	2002	2001
Europe					
Gasolines	**569**	576	616	647	531
Kerosines	**223**	220	194	190	164
Gas/Diesel oils	**920**	934	936	950	776
Fuel oil	**196**	179	184	177	174
Other products	**185**	203	207	209	207
	2,093	2,112	2,137	2,173	1,852
Other Eastern Hemisphere[b c]					
Gasolines	**318**	337	315	332	328
Kerosines	**174**	168	166	142	132
Gas/Diesel oils	**470**	511	489	476	460
Fuel oil	**151**	168	180	188	200
Other products	**119**	136	138	149	138
	1,232	1,320	1,288	1,287	1,258
USA					
Gasolines	**1,068**	1,372	1,343	1,239	737
Kerosines	**236**	258	212	221	138
Gas/Diesel oils	**368**	430	430	401	266
Fuel oil	**107**	209	189	105	65
Other products	**234**	247	218	173	111
	2,013	2,516	2,392	2,139	1,317
Other Western Hemisphere					
Gasolines	**263**	293	296	317	315
Kerosines	**74**	73	72	74	80
Gas/Diesel oils	**251**	249	243	246	252
Fuel oil	**77**	85	86	92	100
Other products	**43**	44	52	49	54
	708	744	749	778	801
Export sales[d]					
Gasolines	**186**	182	193	251	202
Kerosines	**104**	114	154	155	154
Gas/Diesel oils	**287**	274	213	222	194
Fuel oil	**313**	208	181	196	168
Other products	**121**	130	138	198	197
	1,011	908	879	1,022	915
Total product sales					
Gasolines	**2,404**	2,760	2,763	2,786	2,113
Kerosines	**811**	833	798	782	668
Gas/Diesel oils	**2,296**	2,398	2,311	2,295	1,948
Fuel oil	**844**	849	820	758	707
Other products	**702**	760	753	778	707
	7,057	7,600	7,445	7,399	6,143

Sales by product as percentage of total product sales

					%
	2005	2004	2003	2002	2001
Gasolines	**34.1**	36.3	37.1	37.7	34.4
Kerosines	**11.5**	10.9	10.7	10.6	10.9
Gas/Diesel oils	**32.5**	31.6	31.1	31.0	31.7
Fuel oil	**12.0**	11.2	11.0	10.2	11.5
Other products	**9.9**	10.0	10.1	10.5	11.5
	100.0	100.0	100.0	100.0	100.0

a Sales figures exclude deliveries to other companies under reciprocal purchase and sale arrangements which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.
b In Iran, a Group entity has a 61.57% interest in a joint venture that operates a lubricant oil blending plant and sells lubricants in Iran.
c The Group operates in Sudan through The Shell Company of the Sudan Limited (Shell Sudan), which is an indirect wholly-owned subsidiary of Royal Dutch Shell. Shell Sudan's activities consist of the sale of fuels and lubricants to retail and commercial customers. Shell Sudan also sold aviation fuels prior to the disposition of this activity in 2005. The Shell Group does not hold any oil or gas reserves in Sudan.
d Export sales as a percentage of total oil sales amount to 14.3% in 2005, 11.9% in 2004, 11.8% in 2003, 13.8% in 2002 and 14.9% in 2001.

Total oil sales volumes[a]

Oil products by geographical area

					thousand barrels/day
	2005	2004	2003	2002	2001
Europe					
Germany	**771**	772	785	789	454
UK and Republic of Ireland	**323**	311	313	317	319
France	**268**	275	283	299	306
the Netherlands	**199**	191	180	191	204
Others	**532**	563	576	577	569
	2,093	2,112	2,137	2,173	1,852
Other Eastern Hemisphere					
Australia	**222**	215	190	194	203
Others	**1,010**	1,105	1,098	1,093	1,055
	1,232	1,320	1,288	1,287	1,258
USA	**2,013**	2,516	2,392	2,139	1,317
Other Western Hemisphere					
Canada	**300**	287	276	263	267
Brazil	**179**	170	168	191	203
Others	**229**	287	305	324	331
	708	744	749	778	801
Export sales	**1,011**	908	879	1,022	915
Total oil products	**7,057**	7,600	7,445	7,399	6,143
Crude oil	**3,695**	5,160	4,769	5,025	4,461
Total oil sales	**10,752**	12,760	12,214	12,424	10,604

					million tonnes per year
Metric equivalent	***527***	*627*	*611*	*621*	*530*

Revenue

by product

					$ million
	2005	2004	2003	2002	2001
Gasolines	**62,189**	55,594	44,830	38,861	30,455
Kerosines	**21,775**	16,308	10,826	9,170	8,710
Gas/Diesel oils	**63,357**	48,304	35,344	28,077	25,735
Fuel oil	**13,218**	9,688	8,424	6,591	5,900
Other products	**17,505**	15,279	13,834	11,420	9,845
Total oil products	**178,044**	145,173	113,258	94,119	80,645

by geographical area

Europe	**55,968**	44,010	35,618	30,228	25,077
Other Eastern Hemisphere	**31,705**	25,725	19,957	16,801	17,371
USA	**49,574**	46,500	34,533	26,200	17,199
Other Western Hemisphere	**19,957**	15,116	12,751	10,836	12,118
Export sales	**20,840**	13,822	10,399	10,054	8,880
Total oil products	**178,044**	145,173	113,258	94,119	80,645

a By country of destination, except where the ultimate destination is not known at the time of sale, in which case the sales are shown as export sales.
b Export sales as a percentage of total oil sales volumes amount to 9.4% in 2005, 7.1% in 2004, 7.2% in 2003, 8.2% in 2002 and 8.6% in 2001.

Average product revenue

by product

					$ per barrel
	2005	2004	2003[a]	2002[a]	2001[a]
Gasolines	**70.88**	55.03	44.46	38.22	39.50
Kerosines	**73.52**	53.52	37.18	32.12	35.70
Gas/Diesel oils	**75.61**	55.04	41.90	33.52	36.19
Fuel oil	**42.91**	31.17	28.14	23.82	22.85
Other products	**68.29**	54.95	50.30	40.21	38.14
Total oil products	**69.12**	52.19	41.68	34.85	35.96

by geographical area

Europe	**73.21**	56.93	45.67	38.11	37.09
Other Eastern Hemisphere	**70.52**	53.30	42.45	35.77	37.83
USA	**67.48**	50.48	39.56	33.55	35.78
Other Western Hemisphere	**77.28**	55.51	46.64	38.18	41.47
Export sales	**56.48**	41.57	32.41	26.95	26.59
Total oil products	**69.12**	52.19	41.68	34.85	35.96

a Figures for 2003, 2002 and 2001 are provided on a US GAAP basis.

Trading

Shell Trading trades about 14 million barrels of crude oil equivalent per day, comprising crude oil, refined products, natural gas, electrical power and chemicals. Companies within the Shell Trading network (including Houston, Barbados, Rotterdam, London, Dubai, Moscow and Singapore) are each distinct separate entities responsible for running their own businesses.

Shipping

During 2005, shipping portfolio changes included the contracting of three General Purpose product tankers (10,000 to 25,000dwt) on bareboat charter. Two new building US "Jones Act" Medium Range product tankers (25,000 to 45,000dwt) were contracted on time charter for delivery in 2007. The bareboat charters of two Large Range product tankers (45,000 to 160,000dwt) were extended from 2007 and two Large Range product tankers contracted in 2004 entered into service. Three LNG tankers (two of 140,000 cubic metres and one of 145,000 cubic metres) were contracted on time charter. One VLCC (Very Large Crude Carrier over 160,000dwt) and one LPG carrier (59,000 cubic metres) were redelivered from bareboat charter. These changes and other new charters, charter renewals and redeliveries from charter are summarised in the table below.

Oil tankers[a] (at December 31)

Owned/demise-hired	number of ships					million deadweight tonnes				
	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001
VLCCs (very large crude carriers over 160,000dwt)	4	5	7	7	7	1.2	1.5	2.1	2.1	2.1
Large range (45,000 to 160,000dwt)	13	11	13	16	16	0.8	0.7	0.9	1.3	1.3
Medium range (25,000 to 45,000dwt)	5	5	5	5	6	0.2	0.2	0.2	0.2	0.2
General purpose (10,000 to 25,000dwt) /Specialist)	5	2	3	2	2	0.1	0.1	0.1	0.1	0.1
	27	23	28	30	31	2.3	2.5	3.3	3.7	3.7
Time-chartered[bc]										
VLCCs (very large crude carriers over 160,000dwt)	1	1	1	1	–	0.3	0.3	0.3	0.3	–
Large range (45,000 to 160,000dwt)	18	19	15	18	17	1.6	1.7	1.3	1.5	1.5
Medium range (25,000 to 45,000dwt)	14	8	13	15	7	0.5	0.3	0.5	0.6	0.3
General purpose (10,000 to 25,000dwt) /Specialist)	13	12	10	6	7	0.3	0.2	0.2	0.1	0.1
	46	40	39	40	31	2.7	2.5	2.3	2.5	1.9
Total oil tankers	73	63	67	70	62	5.0	5.0	5.6	6.2	5.6
Owned/demise-hired under construction or on order (oil)[d]	1	3	–	–	–	0.1	0.3	–	–	–

Gas carriers[a] (at December 31)

	number of ships					thousand cubic metres				
	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001
Owned/demise-hired (LNG)[e]	6	6	5	4	2	797	797	662	522	253
Time-chartered (LNG)[e]	1	1	–	–	–	145	145	–	–	–
Owned/demise-hired (LPG)	0	1	1	1	1	0	60	59	59	59
Time-chartered (LPG)	2	2	2	3	2	136	136	136	145	113
Total gas carriers	9	10	8	8	5	1,078	1,138	857	726	425
Owned/demise-hired under construction or on order (LNG)[d]	–	–	1	2	4	–	–	135	277	556

a Oil tankers, ocean going articulated tug barges and gas carriers of 10kdwt and above which are owned/chartered by Group companies where the Group equity shareholding is at least 50%.
b Time-chartered oil tankers include Consecutive Voyage Charters.
c Contracts of affreightment are not included.
d Owned/demise hired newbuilding contracts not in service but due for delivery post December 31, 2005.
e LNG carriers reported in Gas & Power sector.

CHEMICALS

Chemicals are part of the downstream organisation. Shell's downstream businesses engage in refining crude oil into a range of products including fuels, lubricants and petrochemicals, and marketing of the refined products.

Contents

Overview

Chemicals produce and sell petrochemicals to industrial customers globally. The products are widely used in plastics, coatings and detergents, which in turn are used in items such as textiles, medical supplies and computers.

Highlights

> Earnings from continuing operations of $1.3 billion

> Strong cash generation; cash surplus of over $3 billion

> Nanhai petrochemicals complex delivered on time, on budget

> Successful sale of Basell and the cracker and butadiene business at Berre

Earnings

$ million

	2005	2004
Revenue (including intersegment sales)	34,996	29,497
Purchases (including change in inventories)	(29,565)	(24,362)
Depreciation	(599)	(695)
Operating expenses	(3,613)	(3,205)
Share of profit of equity accounted investments	423	437
Other income/(expense)	(9)	(25)
Taxation	(335)	(300)
Segment earnings from continuing operations	1,298	1,347
Income/(loss) from discontinued operations	(307)	(199)
Segment earnings	991	1,148

2005 compared to 2004

Earnings

Segment earnings were $991 million and included $307 million of losses related to discontinued operations. 2004 earnings were $1,148 million, including the effect of $199 million of net losses from discontinued operations. Earnings from continuing operations in 2005 were $49 million below those in 2004 as higher margins and lower depreciation were offset by lower volumes and higher costs (legal provisions, increased portfolio activity and manufacturing plant expenditure).

Earnings this year benefited from more favourable margins (defined as proceeds less cost of feedstock and energy) and improved trading earnings, which outweighed the impact of lower sales volumes. Trading earnings increased, reflecting strong fundamentals and increased chemical feedstock trading. Sales volumes of chemical products decreased by 6% from 2004 mainly due to lower sales in first-line derivatives due to weaker demand for some products and a decrease in aromatics trading sales in base chemicals. Asset utilisation declined by some 3% mainly due to the impact of hurricanes on operations in the US. Depreciation decreased by $96 million from last year due to lower asset impairments. Higher costs reflected charges for legal provisions, costs associated with increased portfolio activity (project development, business exits and divestments) as well as higher manufacturing plant expenditure.

The loss from discontinued operations in 2005 related to a write-down of the carrying value and charges from the sale of Basell. In 2004, the loss from discontinued operations comprised an impairment of the investment in Basell of $353 million partly offset by $154 million share of operating profit from Basell.



Countries in which Chemicals operate

Canada

USA

Latin America
Argentina
Brazil
Chile
Colombia
Mexico
Venezuela

The Caribbean
Jamaica
Puerto Rico

Europe
Denmark
France
Germany
Greece
Italy
The Netherlands
Poland
Spain
Switzerland
Turkey
UK

Africa
Kenya
South Africa

Middle East
Saudi Arabia
United Arab Emirates

Asia Pacific
Australia
China
Japan
Malaysia
New Zealand
Philippines
Singapore
South Korea
Taiwan
Thailand
Vietnam

Capital investment and portfolio actions

In 2005 capital investment was $599 million compared with $868 million in 2004. Capital expenditure decreased by $142 million from last year due to lower spending on manufacturing projects and lower capitalised expenditure for major plant inspection costs. Additions to equity accounted investments were $127 million below those last year, largely as the result of the completion of construction of the Nanhai petrochemicals complex in southern China (Group interest 50%). Operational startup at Nanhai is now well underway and when operating at full capacity the plant is expected to produce 2.3 million tonnes of chemicals a year to supply China's domestic market.

Shell and BASF completed the sale of the polyolefins joint venture Basell (Group interest 50%) to Nell Acquisition S.a.r.l., an affiliate of New York based Access Industries. The sale proceeds to Shell, after debt, were over $1 billion. Shell also sold to Basell its 50% share in the ethylene cracker at Berre in France along with the butadiene business and assets and logistic assets associated with the cracker operation in Aubette, Berre and Fos. With the completion of the sale, the cracker became wholly-owned by Basell. Shell will continue to operate the cracker for Basell.

We announced plans to expand the capacity of the isopropyl alcohol plant at Pernis in the Netherlands by 50,000 tonnes a year. The expanded capacity is expected to be available in 2006 and will strengthen Shell's position in the isopropyl alcohol market.

We awarded engineering and design contracts for the planned world-scale ethylene cracker facility at the Pulau Bukom manufacturing complex in Singapore. The integration of the ethylene cracker complex with the refinery would enable us to capture potential site and location benefits as well as supply and market logistics. Final investment decision for the project is expected in 2006.

Shell signed a letter of intent with Qatar Petroleum to develop an ethane based cracker and derivatives complex at Ras Laffan in Qatar. The agreement will allow for work to develop the technical and commercial aspects of the complex. It is intended that the plant will produce petrochemicals to be marketed primarily in Asian growth markets, with a startup date planned for early in the next decade.

Outlook and strategy

Further growth is expected in world petrochemicals demand in 2006. In addition, margins and demand may also be impacted as a result of continued high feedstock and energy costs.

The Chemicals strategy continues to focus on our portfolio of crackers and selected first-line derivatives, which supply bulk petrochemicals to large industrial customers.

In the short term, the Nanhai petrochemicals complex is expected to be onstream in early 2006 complementing a strong asset base in North America and in Europe. In the medium term, growth opportunities will be pursued, particularly in the East, through projects including the ethylene crackers in Singapore and in Qatar.

The integration of Chemicals into the Group's downstream business is expected to deliver benefits through further optimisation of hydrocarbon streams, standardisation of processes and through the use of shared services.

Business and property

Our chemicals companies produce and sell petrochemicals to industrial customers globally. The products are widely used in plastics, coatings and detergents, which in turn are used in products such as fibres and textiles, thermal and electrical insulation, medical equipment and sterile supplies, computers, lighter and more efficient vehicles, paints, and biodegradable detergents.

Group companies currently produce a range of base and intermediate chemicals. They are major suppliers of base chemicals such as ethylene, propylene and aromatics, and intermediates such as styrene monomer, propylene oxide, solvents, detergents alcohols, and ethylene oxide.

The Chemicals portfolio includes CRI/Criterion, Inc. (CRIC) and several joint ventures including Infineum, Saudi Petrochemical Company (SADAF), CNOOC and Shell Petrochemicals Company Ltd. (CSPCL) (each as described below). Also included, until August 2005, is Shell's interest in Basell NV (as described below):

CRIC (Group interest 100%) and other CRI or Criterion companies are major catalyst manufacturers in the global refinery and petrochemical markets, with seven manufacturing plants located throughout the world.

Infineum, a 50:50 joint venture between Group companies and ExxonMobil with manufacturing locations in eight countries, formulates, manufactures and markets high-quality additives for use in fuel, lubricants, and specialty additives and components.

SADAF, a 50:50 joint venture between Group companies and Saudi Basic Industries Corporation (SABIC) produces base and intermediate chemicals for international markets.

CSPCL, a 50:50 joint venture between Group companies and CNOOC Petrochemicals Investment Ltd., will produce a range of petrochemicals, intended primarily for the Chinese markets. The construction of the $4.3 billion Nanhai petrochemicals complex in southern China is complete and progress with startup is well underway.

In August 2005, Group companies sold their interests in Basell, a 50:50 joint venture with BASF. Following the sale, Basell remains a major customer for the Group's downstream businesses. In December 2005, Shell Pétrochimie Méditerranée (SPM) sold to Basell its 50% share in Société du Craqueur de l'Aubette (SCA). SCA, now wholly-owned by Basell, owns the ethylene cracker at Berre. As part of this transaction, Basell also acquired the butadiene business and assets of Shell at Berre and the logistics assets associated with the cracker operation. SPM continues to operate the cracker, logistics assets and butadiene plant under operating agreements with Basell.

Sales

Sales volumes by main product category[a]

					thousand tonnes
	2005	2004	2003	2002	2001
Base chemicals	**13,710**	14,184	13,165	10,031	8,760
First-line derivatives	**8,891**	9,499	9,779	9,595	8,849
Other	**225**	477	164	1,767	1,269
	22,826	24,160	23,108	21,393	18,878

Sales volumes by region

					thousand tonnes
	2005	2004	2003	2002	2001
Europe	**10,018**	10,159	9,902	9,077	8,408
Other Eastern Hemisphere	**5,252**	5,526	5,397	4,672	3,732
USA	**6,893**	7,819	7,108	6,970	6,239
Other Western Hemisphere	**663**	656	701	674	499
Total chemical products sales volume	**22,826**	24,160	23,108	21,393	18,878

Revenue by geographical area[b]

					$ million
	2005	2004	2003	2002	2001
Europe	**8,981**	7,873	5,617	3,994	3,734
Other Eastern Hemisphere	**4,640**	4,530	3,092	2,324	1,642
USA	**6,564**	6,159	4,369	3,548	3,419
Other Western Hemisphere	**735**	616	486	379	283
Total chemical products revenue	**20,920**	19,178	13,564	10,245	9,078
Non-chemical products	**2,998**	2,311	1,622	1,245	1,538
Total Revenue	**23,918**	21,489	15,186	11,490	10,616

Ethylene capacity – Group and equity accounted investments[c]

	2005	2004	2003	2002	2001
Nominal capacity (thousand tonnes/year)	**6,414**	6,701	6,203	6,023	5,586
Utilisation (%)	**86**	87	90	92	87

a Excluding volumes sold by equity accounted investments, chemical feedstock trading and by-products.
b *Excluding proceeds from equity accounted investments and chemical feedstock trading.*
c Data includes Group share of capacity entitlement (offtake rights) that may be different from nominal Group equity interest.

At December 31, 2005, Group companies had major interests in chemical manufacturing plants, as described below.

Europe

Belgium CRI Catalyst Co Belgium N.V. (Group interest 100%) manufactures catalysts at its Ghent, Belgium facility.

France At Berre l'Etang, Shell Pétrochimie Méditerranée S.A.S. (SPM) (Group interest 100%), owns and operates a refinery as well as petrochemicals units, manufacturing oil products, solvents, and di-isobutylene. SPM also operates at Berre additives units on behalf of Infineum, several polymer units on behalf of third party companies, and Basell's ethylene cracker, logistics assets and butadiene plant.

Germany Shell Deutschland Oil GmbH (SDO, Group interest 100%) operates manufacturing plants in Harburg (hydrocarbon solvents), Godorf (benzene, toluene), Wesseling (ethylene, propylene, benzene, toluene, xylenes, methanol), and Heide (ethylene, propylene, benzene, toluene, xylenes, hydrocarbon solvents and chemical solvents). By virtue of our share interest (32.25%) in the relevant manufacturing company, Shell Chemicals Europe B.V. (SCE) is entitled to a proportion of the production of propylene and methyl tertiary butyl ether from plants in Karlsruhe. Due to the Group's share interest (37.5%) in a company in Schwedt, SCE receives propylene, benzene, toluene and xylenes. Kataleuna GmbH Catalysts, a CRIC company, manufactures catalyst at its Leuna, Germany plant.

The Netherlands Shell Nederland Chemie B.V. (SNC, Group interest 100%) manufactures solvents, methyl tertiary butyl ether, brake fluids, glycol ethers and urethanes (polyols) at the Pernis facility. SNC operates at Pernis a polypropylene plant owned by Basell and several derivatives plants on behalf of third party companies. SNC manufactures lower olefins, benzene, ethyl benzene, ethylene oxide, and styrene monomer/propylene oxide (SM/PO) at the Moerdijk facility. SNC also operates a SM/PO plant owned by Ellba CV, a 50:50 joint venture between Group companies and BASF producing styrene monomer, primarily used in the production of polystyrene and propylene oxide. Shell Chemicals Europe B.V. (SCE) is responsible for all chemicals sales, supply chain management and the procurement of feedstocks and process chemicals for chemical products across Western Europe other than in respect of chemicals joint ventures in which Group companies have an interest.

UK Shell U.K. Oil Products Ltd. (as an agent for Shell U.K. Ltd.) operates the plants of Shell Chemicals U.K. Ltd. (SCUK, Group interest 100%) at Stanlow, which produce propylene, benzene, toluene, and higher olefins and derivatives. In Carrington, SCUK owns plants producing derivatives from ethylene oxide (ethoxylates) and propylene oxide (polyols), which are operated by Basell. SCUK has announced that these plants will close in 2007. The production of the polyols will then transfer to SNC's polyols facility at Pernis, Rotterdam, which will be upgraded to take on the additional capacity. SCUK also owns NEODOL® ethoxylates assets operated by Uniqema at Wilton, to which the ethoxylates production at Carrington will be transferred in 2007. SCE has indirect rights to an ethylene oxide supply from Dow's Wilton facility. At Fife in Scotland, ExxonMobil owns and operates an ethylene plant from which, under a processing rights agreement, SCE is entitled to 50% of the output.

Other Eastern Hemisphere

China CNOOC and Shell Petrochemicals Company Ltd. (CSPCL) is a 50:50 joint venture between Group companies and CNOOC Petrochemicals Investment Ltd. (CPIL). CPIL shareholders include China National Offshore Oil Corporation (CNOOC) and the Guangdong Investment & Development Company. CSPCL will produce a range of petrochemicals, including ethylene, propylene, styrene monomer, propylene oxide, polyols, propylene glycol, mono-ethylene glycol, polypropylene, high-density polyethylene, low-density polyethylene and butadiene. Construction of CSPCL's Nanhai petrochemicals complex in China's Guangdong Province is complete and progress with startup is well underway. In addition, several products have reached "on specification" status. The complex is expected to produce 2.3mtpa of petrochemical products. Pre-marketing activities are currently coordinated by CNOOC and Shell Petrochemicals Marketing Company Ltd. (CSPMCL), also a 50:50 joint venture between a Group company and CPIL.

Saudi Arabia The Saudi Petrochemical Company (SADAF), a 50:50 joint venture between Group companies and Saudi Basic Industries Corporation (SABIC), owns and operates a 1 million tonnes per year ethylene cracker and downstream plant capable of producing 3.6mtpa of crude industrial ethanol, ethylene dichloride, caustic soda, styrene, and methyl tertiary butyl ether. The marketing arms of both partners handle the local and international marketing of SADAF products. Our marketing effort is coordinated by Shell Trading (M.E.) Private Ltd. (Group interest 100%) located in Dubai, United Arab Emirates.

Singapore Group companies' own a 50% and 30% equity interest in two Sumitomo-managed joint ventures, Petrochemical Corporation of Singapore (Private) Ltd. (PCS) and The Polyolefin Company (Singapore) Pte. Ltd. (TPC), respectively. PCS owns and operates two ethylene crackers with a total capacity of 1 million tonnes per year of ethylene and 500,000 tonnes per year of propylene. Ethylene Glycols (Singapore) Pte. Ltd. (Group interest 70%) owns and operates an ethylene oxide/glycols plant. Seraya Chemicals (Singapore) Pte. Ltd. (SCSL, Group interest 100%) owns and operates a SM/PO plant, and operates a SM/PO plant owned by Ellba Eastern Pte Ltd., a 50:50 joint venture between the Group and BASF. SCSL also operates two propylene oxide derivatives (POD) plants and one mono-propylene glycol (MPG) plant owned by Shell Eastern Petroleum (Pte) Ltd.

USA

Shell Chemical LP (SCLP) and other associated entities have manufacturing facilities located at Mobile, Alabama; Martinez, California; St. Rose, Geismar and Norco, Louisiana; and Deer Park, Texas. Chemical products include lower olefins, aromatics, phenol, solvents, ethylene oxide/glycols, higher olefins and their derivatives, propanediol, styrene monomers, propylene oxide, additives and catalysts. These chemical products are used in many consumer and industrial products and processes, primarily in the United States.

Infineum, a 50:50 joint venture between Group companies and ExxonMobil, has manufacturing facilities at Argo, Illinois; Baytown, Texas; Bayway, New Jersey and Belpre, Ohio.

CRIC catalyst manufacturing locations are at Martinez, Pittsburg and Azusa, California; Michigan City, Indiana and Willow Island, West Virginia.

Sabina Petrochemicals LLC, a joint venture owned by SCLP (62%), BASF Corporation (23%) and Total Petrochemicals USA, Inc. (15%), produces butadiene at Port Arthur, Texas.

Other Western Hemisphere

Canada Shell Chemicals Canada Limited (SCCL, Group interest 100%) produces styrene, isopropyl alcohol, and ethylene glycol. Manufacturing locations are at Sarnia, Ontario and near Fort Saskatchewan, Alberta. SCCL sells its products to Shell Chemicals Americas Inc. (SCAI, Group interest 100%). SCAI is the marketing company for (i) all Canadian domestic sales of chemical products, (ii) all exports of Canadian made chemical products, and (iii) exports of US made chemical products where a Shell entity arranges transportation. PTT Poly Canada, L.P., a 50:50 joint venture (limited partnership pursuant to the Civil Code of Quebec, Canada) between SCCL and Investissements Petrochimie (2080) Inc., a subsidiary of the Société Générale de Financement du Québec, owns and operates a world-scale polytrimethylene terephthalate (PTT) plant near Montreal, Quebec, Canada. The joint venture markets PTT under the trademark CORTERRA, Polymers, with its main use in carpet and textile fibres.

Basell operates the isopropyl alcohol plant at Sarnia on behalf of Shell Chemicals Canada Ltd.

Criterion Catalysts & Technologies Canada Inc, a CRI/Criterion company, manufactures catalyst at its Medicine Hat, Alberta plant.

Puerto Rico Shell Chemical Yabucoa Inc. (SCYI, Group interest 100%) owns and operates a 77,000 barrel per day refinery producing feedstock for the Deer Park, Texas and Norco, Louisiana chemical plants. The facility also produces gasoline, diesel, jet fuel and residual fuels, primarily for use in Puerto Rico.

Research and development (R&D)

R&D and other technical services continue to improve key products and technologies that provide Shell chemical companies with sustainable leadership positions in selected products. Improvements in manufacturing processes – achieved by means of increased feedstock flexibility, product yield, energy efficiency or plant throughput – are leading to lower production costs at existing facilities and lower investment cost of new facilities. Customer relationships and market positions are being enhanced through close technical links with important industrial customers. Longer term, R&D intends to create sustainable cost advantaged technology that leverages upstream technology and hydrocarbon positions.

THIS PAGE INTENTIONALLY LEFT BLANK

OTHER INDUSTRY SEGMENTS AND CORPORATE

Other industry segments include Renewables and Hydrogen. Renewables develop businesses based on renewable sources of energy, including wind and solar power. Hydrogen develop business opportunities in hydrogen and fuel cell technology. Corporate represents the functional activities supporting the Group.

Contents

Overview

Shell's other industry segments seek to enhance longer-term prospects for Shell's growth and profitability, increase energy security, and reduce the environmental impact of developing hydrocarbon resources through the offset of greenhouse gases.

Shell Renewables is developing our options in renewable energy, focusing on solar and wind energy. The combined operations of Shell Renewables is expected to play an increasingly important role in managing our greenhouse gas emissions in the future.

Earnings

	2005		2004	$ millions
	Other industry segments	Corporate	Other industry segments	Corporate
Segment earnings from continuing operations	(202)	(321)	(145)	(946)
Income/(loss) from discontinued operations	–	–	–	(35)
Segment earnings	(202)	(321)	(145)	(981)

2005 compared to 2004

Earnings

Other industry segments consist of the combined results of our renewables and hydrogen businesses. Corporate is a non-operating segment consisting primarily of interest expense on debt and certain other non-allocated costs.

Renewables and Hydrogen

Shell aims to develop at least one alternative energy source such as wind, hydrogen or advanced solar technology into a substantial business.

We see wind as one of the most promising sources of renewable energy and we currently have interests in wind projects around the world with a capacity of 350 megawatts (based on Group interest).

In 2005, we signed final contracts for the NoordzeeWind project and expect construction to start during 2006. This will be the first Dutch offshore wind project with 36 turbines and an overall capacity of 108MW and is a joint venture between Shell and Nuon (Group interest 50%). We also made progress with the London Array wind project. This project, in the outer Thames Estuary, if approved, would have up to 271 turbines and would generate up to 1,000MW of electricity (Group interest 33%).

We are also one of the largest wind energy developers in the US and we are extending our presence in this market by pursuing the acquisition of the development rights for the Mount Storm wind park in West Virginia. We have also made progress in securing the appropriate permits for the Cotterel Mountain wind project in Idaho.

In Solar we have revised our approach to focus on advanced solar panel technology, including CIS "thin film", rather than traditional silicon-based materials.



USA

Latin America
Brazil

Europe
France
Germany
The Netherlands
UK

Africa
South Africa

Asia Pacific
India
Indonesia
Japan
Philippines
Singapore
Sri Lanka

Countries in which other industry segments operate

In February 2006, Shell announced signing of a Memorandum of Understanding with Saint-Gobain to further explore the Shell CIS technology and consider joint development.

Shell reached agreement via a share purchase agreement to divest its crystalline silicon business activities to SolarWorld AG in early 2006. Shell's silicon-based business has an annual production of approximately 80MW. Manufacturing facilities, sales and marketing, and silicon research and development activities in Germany and the United States will transfer to SolarWorld.

During the year, Shell Hydrogen continued its work to promote and support the development of the infrastructure and technology that will help hydrogen play its part in meeting future energy needs. New projects agreed included an agreement with the Tokyo Gas Company to conduct a pre-feasibility study for a combined LNG/Liquid Hydrogen/CO_2 terminal in Tokyo and with Tongji University to build a hydrogen station in Shanghai.

Business and property

Renewables and Hydrogen

Shell's activities seek to enhance longer term prospects for Shell's growth and profitability, increase energy security, and reduce the environmental impact of developing hydrocarbon resources through the offset of greenhouse gases.

Shell Renewables is developing our options in renewable energy, focusing on wind, solar and hydrogen energy projects. The combined operations of Shell Renewables is expected to play an increasingly important role in managing our greenhouse gas emissions in the future.

Shell WindEnergy continues to focus on developing and operating wind farms and selling green electricity, building on its strengths in project management, financing and engineering design. Business development activity is concentrated in Europe and North America.

Shell Solar focuses on advanced solar panel technology, including CIS "thin film".

Shell Hydrogen is developing projects with the aim of introducing hydrogen as a commercial product into relevant transportation and stationary markets.

Corporate

The Corporate segment is a non-operating segment consisting primarily of interest expense on debt and certain other non-allocated costs. Corporate net costs were $321 million in 2005 compared with $981 million in 2004, due to a decrease in net interest expense and shareholder costs coupled with an increase in tax recoveries, which were offset by additional insurance costs and exchange losses.

Operating and Financial Review – Liquidity and capital resources

2005 compared to 2004

Overview

In general, the most significant factors affecting year-to-year comparisons of cash flow provided by operating activities are changes in realised prices for crude oil and natural gas, crude oil and natural gas production levels, and refining and marketing margins. These factors are also the most significant affecting income. Acquisitions and divestments can affect the comparability of cash flows in the year of the transaction. On a longer term basis, the ability to replace proved reserves that are produced affects cash provided by operating activities, as well as income.

Because the contribution of Exploration & Production to earnings is larger than our other businesses, changes affecting Exploration & Production, particularly changes in realised crude oil and natural gas prices and production levels, have a significant impact on the overall Group results. While Exploration & Production benefits from higher realised crude oil and natural gas prices, the extent of such benefit (and the extent of a detriment from a decline in these prices) is dependent on the extent to which the prices of individual types of crude oil follow the Brent benchmark, the dynamics of production sharing contracts, the existence of agreements with governments or national oil companies that have limited sensitivity to crude oil price, tax impacts, the extent to which changes in crude oil price flow through into operating costs and the impacts of natural gas prices. Therefore, changes in benchmark prices for crude oil and natural gas only provide a broad indicator of changes in the earnings experienced in any particular period by Exploration & Production.

In Oil Products, our second largest business, changes in any one of a range of factors derived from either within or beyond the industry can influence margins in the short or long term. The precise impact of any such change at a given point in time is dependent upon other prevailing conditions and the elasticity of the oil markets. For example, a sudden decrease in crude oil and/or natural gas prices would in the very short term lead to an increase in combined refining and marketing margins until responding downward price corrections materialise in the international oil products markets. The converse arises for sudden crude or natural gas price increases. The duration and impact of these dynamics is in turn a function of a number of factors determining the market response, including whether a change in crude price affects all crude types or only a specific grade; regional and global crude oil and refined products stocks; and the collective speed of response of the industry refiners and product marketers in adjusting their operations. It should be noted that commonly agreed benchmarks for refinery and marketing margins do not exist in the way that Brent crude oil prices and Henry Hub natural gas prices in the US serve as benchmarks in the Exploration & Production business.

In the longer term, reserve replacement will affect the ability of the Group to continue to maintain or increase production levels in Exploration & Production, which in turn will affect our cash flow provided by operating activities and income. We will need to take measures to maintain or increase production levels and cash flows in future periods, which measures may include developing new fields, continuing to develop and apply new technologies and recovery processes to existing fields, and making selective focused acquisitions. Our goal is to offset declines from production and increase reserve replacements. However, volume increases are subject to a variety of risks and other factors, including the uncertainties of exploration, project execution, operational interruptions, reservoir performance and regulatory changes. We currently expect overall production to increase beginning in 2006 as additional production from new projects begins to come on stream.

The Group has a diverse portfolio of development projects and exploration opportunities, which helps mitigate the overall political and technical risks of Exploration & Production and the associated cash flow provided by operating activities.

It is our intention to continue to divest and, where appropriate, make selective focused acquisitions as part of active portfolio management. The number of divestments will depend on market opportunities and are recorded as assets held for sale where appropriate.

We manage our portfolio of businesses to balance cash flow provided by operating activities against uses of cash over time based on conservative assumptions relating to crude oil prices relative to average historic crude oil prices.

Statement of cash flows

Cash flow provided by operating activities reached a record level of $30.1 billion in 2005 compared with $26.5 billion in 2004. Income increased to $26.3 billion in 2005 from $19.3 billion in 2004, reflecting higher realised prices in Exploration & Production and higher refining margins in Oil Products. Additionally, $2.3 billion of cash flows were realised in 2005 through sales of assets (2004: $5.1 billion). Proceeds from sales of equity accounted investments amounted to $4.3 billion. Cash flow in 2005 has mainly been deployed for capital expenditure ($15.9 billion), debt repayment ($2.7 billion) and dividends paid to shareholders ($10.6 billion). In 2005, Royal Dutch Shell, Royal Dutch and Shell Transport paid dividends of $3.8 billion, $4.0 billion and $2.8 billion respectively (2004: Shell Transport – $2.8 billion, Royal Dutch – $4.6 billion).

Cash flows from oil trading activities are primarily driven by income and movements in working capital. In 2005, net income and reductions in working capital created strong cash generation.

Cash flows in Gas & Power trading are also principally a function of income and working capital movements. In 2005, a cash deficit from operating activities was the result of increased levels of working capital.

At the end of 2005, the gross levels of current assets and current liabilities in trading had materially increased, driven by strong upward price moves particularly in the Gas & Power markets in the second half of the year. The net current assets have increased to a significantly lesser extent.

Financial condition and liquidity

The Group's financial position is robust, and we returned over $17 billion to our shareholders through dividends, buybacks and payment to Royal Dutch minority shareholders in 2005.

Cash and cash equivalents amounted to $11.7 billion at the end of 2005 (2004: $9.2 billion). Total short and long-term debt fell $1.7 billion between 2004 and 2005.

Total debt at the end of 2005 amounted to $12.9 billion and the Group's total debt ratio[a] decreased from 13.8% in 2004 to 11.7% in 2005. The current level of the debt ratio falls below the medium-term gearing objective of the Group, which establishes a target gearing[b] of between 20% and

a The total debt ratio is defined as short-term plus long-term debt as a percentage of capital employed. Capital employed is Group total assets minus total liabilities, plus short-term and long-term debt.

b Target gearing differs from the total debt ratio as it includes certain off-balance sheet obligations of a financing nature.

25% (inclusive of certain off-balance sheet obligations of a financing nature). The total debt outstanding (excluding leases) at December 31, 2005 will mature as follows: 57% in 2006, 24% in 2007, 8% in 2008, 6% in 2009 and 5% in 2010 and beyond.

The Group currently satisfies its funding requirements from the substantial cash generated within its business and through external debt. Our external debt is principally financed through two commercial paper programmes, which are issued on a short-term basis (generally for up to six months), and a euro medium-term note programme, each guaranteed by Royal Dutch Shell plc. Each of the two commercial paper programmes and the medium-term note programme are for up to $10 billion in value.

In 2005, the Group established a US universal shelf registration enabling it to offer up to $10 billion of securities. The debt programmes now consist of:

a) a Global Commercial Paper Programme, exempt from registration under section 3(a)(3) of the U.S. Securities Act 1933, which funds current transactions, with maturities not exceeding 364 days;

b) a section 4(2) Commercial Paper Programme which can be used to finance non-current transactions. The maximum maturity of commercial paper issued under the programme has been limited to 397 days;

c) a euro medium-term note programme; and

d) a US universal shelf registration.

Other than described below, these programmes do not have committed support from banks as the Group considers the costs involved in securing such support are unnecessary given the Group's current credit rating.

The Group currently maintains $2.5 billion of committed bank facilities, as well as internally available liquidity (some $1 billion), to provide back-up coverage for commercial paper maturing within 30 days. Aside from this facility and certain borrowing in local subsidiaries, the Group does not have committed bank facilities as this is not considered to be a cost-effective form of financing for the company given its size, credit rating and cash generative nature.

The maturity profile of the Group's outstanding commercial paper is actively managed to ensure that the amount of commercial paper maturing within 30 days remains consistent with the level of supporting liquidity. The committed facilities, which are with a number of international banks, will expire in 2010, with options to extend to 2012. The Group expects to be able to renew these facilities on commercially acceptable terms.

While the Group is subject to restrictions, such as foreign withholding taxes, on the ability of subsidiaries to transfer funds in the form of cash dividends, loans or advances, such restrictions are not expected to have a material impact on the ability of the Group to meet its cash obligations.

Credit ratings

On February 4, 2005, Standard & Poor's Ratings Services (S&P) downgraded to "AA" from "AA+" its long-term ratings on the Group (through a downgrade of the Group Holding Companies, The Shell Petroleum Company Limited and Shell Petroleum N.V. and its subsidiary Shell Oil Company).

Moody's Investors Service (Moody's) continues to rate the guaranteed long-term debt of Shell Finance (Netherlands) B.V. and Shell Finance (U.K.) P.L.C, as "Aa1". In July, 2005, following implementation of the Unification Transaction, S&P and Moody's each extended the same ratings to debt programmes guaranteed by Royal Dutch Shell. All long-term debt programmes which formerly operated under the guarantee of the Shell Petroleum N.V. and The Shell Petroleum Co. Ltd, now operate under the guarantee of Royal Dutch Shell plc. The credit ratings given to the commercial paper programmes guaranteed by Royal Dutch Shell plc have been confirmed by S&P and Moody's at their original levels of "A-1+" and "Prime-1", respectively. Since the Unification Transaction, new insurance has been undertaken through a new borrowing vehicle, Shell International Finance B.V.

Capital investment and dividends

Group companies' capital expenditure, exploration expense and new investments in equity accounted investments increased by $2.1 billion to $17.4 billion in 2005.

Capital investment (excluding the contribution of the Group's minority partners in Sakhalin) in 2006 is estimated to be $19 billion, with Exploration & Production continuing to account for the majority of this amount. Royal Dutch Shell currently expects to return up to $5 billion to shareholders via buyback of shares for cancellation in 2006. Share buyback plans will be reviewed periodically, and are subject to market conditions and the capital requirements of the company. In line with the financial framework, the target for gearing over time in the 20-25% range remains unchanged, including other commitments such as operating leases, contingent liabilities, retirement benefits and operating cash requirements.

Exploration & Production expenditures of $12.0 billion (2004: $9.7 billion) accounted for more than half the total capital investment. Gas & Power accounted for $1.6 billion (2004: $1.7 billion). Oil Products investment amounted to $2.8 billion (2004: $2.8 billion). Chemicals investment was $0.6 billion (2004: $0.9 billion). Investment in other industry segments was $0.3 billion (2004: $0.2 billion).

Our first priority for applying our cash is our dividend, which is declared in euro. We intend to pay quarterly dividends and provide per share increases in dividend at least in line with European inflation over time. After dividends and capital investment, the priority for using cash generated is to maintain a prudent balance sheet. Both the medium and long-term focus will remain on improving the underlying operational performance in order to continue to deliver consistently strong cash flows.

Guarantees and other off-balance sheet obligations

Guarantees at December 31, 2005 were $2.9 billion (2004: $2.9 billion). At December 31, 2005, $1.7 billion were guarantees of debt of equity accounted investments, $0.3 billion were guarantees for customs duties and other tax liabilities and $0.9 billion were other guarantees. Guarantees of debt of equity accounted investments mainly related to Nanhai ($1.1 billion).

Financial framework

The Group manages its business to deliver strong cash flows to fund investment and growth based on cautious assumptions relating to crude oil prices. Our strong cash position in 2005, with operational cash flow of $30 billion, gives us the financial flexibility both to fund capital investment and to return cash to shareholders.

Royal Dutch Shell has announced it will seek to increase dividends at least in line with European inflation over time. The base for the 2005 financial year was the dividend paid by Royal Dutch and Shell Transport in respect of the financial year ending December 31, 2004. With the adoption of quarterly dividends in 2005, Royal Dutch Shell, together with Royal Dutch and Shell Transport prior to the Unification Transaction, returned $10.7 billion to shareholders in dividends during 2005.

Share repurchases

The table below provides an overview of the share repurchases that occurred in 2005. Prior to the Unification Transaction, these transactions involved Royal Dutch and Shell Transport shares, and after the Unification Transaction, they have involved Royal Dutch Shell Class A shares. Although the transactions were executed in different currencies depending on the market and shares involved, all purchases have been converted to the functional currency of the issuer: euro in the case of Royal Dutch; sterling in the case of Shell Transport; and dollars in the case of Royal Dutch Shell, (based on the average monthly exchange rate). The table omits certain Royal Dutch shares that were repurchased for immediate redelivery under share plans and not held as treasury shares.

Purchase Period[a]	Total number of shares (or units purchased)	Average price paid per share (or units)	Total number of shares (or units) purchased as part of publicly announced plans or programmes	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programmes
January 1 to 31				$5.0 billion
February 1 to 29				
Royal Dutch Shares	1,500,000	€46.16	1,500,000	
Shell Transport Shares	6,800,000	£4.84	6,800,000	$4.8 billion
March 1 to 31				
Royal Dutch Shares	3,380,000	€47.31	3,380,000	
Shell Transport Shares	14,750,000	£4.89	14,750,000	$4.5 billion
April 1 to 30	–	–	–	$4.5 billion
May 1 to 31	–	–	–	$4.5 billion
June 1 to 30	–	–	–	$4.5 billion
July 1 to 31	–	–	–	$4.5 billion
Royal Dutch Shell Shares				
August 1 to 31	18,962,250	$32.79	18,962,250	$3.9 billion
September 1 to 30	40,132,636	$32.75	40,132,636	$2.6 billion
October 1 to 31	23,025,000	$30.94	23,025,000	$1.9 billion
November 1 to 30	39,540,000	$31.10	39,540,000	$0.6 billion
December 1 to 31	19,475,000	$31.84	19,475,000	–

a See page 6 for further disclosure on the Unification.

The above table does not include shares of Royal Dutch or Shell Transport acquired or extinguished as part of the Unification Transaction or the Restructuring (see "Unification of Royal Dutch and Shell Transport").

Contractual obligations

The table below summarises Group companies' principal contractual obligations at December 31, 2005, by expected settlement period. The amounts presented have not been offset by any committed third party revenues in relation to these obligations.

					$ billion
	Total	Within 1 year (2006)	2/3 years (2007/2008)	4/5 years (2009/2010)	After 5 years (2011 and 2012)
Long-term debt[a]	9.2	5.2	2.9	0.8	0.3
Finance leases[b]	7.8	0.5	0.9	0.9	5.5
Operating leases[c]	11.7	2.2	3.5	2.0	4.0
Purchase obligations[d]	248.1	96.7	47.5	30.2	73.7
Other long-term contractual liabilities[e]	0.7	0.1	0.4	0.1	0.1
Total	277.5	104.7	55.2	34.0	83.6

a The total figure is comprised of $4 billion of long-term debt (debentures and other loans, and amounts due to banks and other credit instruments), plus $5.2 billion of long-term debt due within one year. The total figure excludes $3.7 billion of long-term finance lease obligations. See Note 20(c) to the Consolidated Financial Statements.

b Includes executory costs and interest. See Note 20(c) to the Consolidated Financial Statements.

c See Note 20(c) to the Consolidated Financial Statements.

d Includes any agreement to purchase goods and services that is enforceable, legally binding and specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the purchase. The amounts include $4.3 billion of purchase obligations associated with financing arrangements, which are disclosed in Note 34 to the Consolidated Financial Statements. Raw materials and finished products account for 93% of total purchase obligations.

e Includes all obligations included in "Non-current liabilities – Other" in the Consolidated Balance Sheet that are contractually fixed as to timing and amount. In addition to these amounts, the Group has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans estimated to be $1.4 billion (see Note 22 to the Consolidated Financial Statements) and obligations associated with asset retirements (see Note 23 to the Consolidated Financial Statements).

The table above excludes interest expense related to long term debt estimated to be $0.5 billion in 2006, $0.2 billion in 2007/2008 and $0.1 billion in 2009/2010 (assuming interest rates with respect to variable interest rate long-term debt remain constant and there is no change in aggregate principal amount of long-term debt other than repayment at scheduled maturity as reflected in the table).

Dividend Access Trust

The movements in cash and cash equivalents of the Dividend Access Trust consist primarily of dividends received (£869 million) and distributions made on behalf of the Group to shareholders (£869 million) and changes in net working capital (£Nil). See "Supplementary Information – control of registrant – Rights attaching to shares" for an explanation of the Royal Dutch Shell Dividend Access Trust.

Operating and Financial Review – Social and environmental

One of the main challenges in responding to society's rapidly growing need for energy is to work in environmentally and socially responsible ways. This means addressing carbon dioxide impacts – both from our own operations as well as the use of our products. It also means reducing the negative environmental and social impacts of the large projects which we need to undertake. This section examines our objectives and strategies, the risks and issues we face and our performance in these important areas.

Social and environmental objectives and strategies

The Group is committed to playing its part in meeting the world's growing demand for energy in environmentally and socially responsible ways. We are governed by applicable laws as well as the Shell General Business Principles which include a commitment to contribute to sustainable development. This requires balancing short and long-term interests and integrating economic, environmental and social considerations into business decision making. This includes giving proper regard to health, safety, security and the environment and working to achieve continuous performance improvements towards our aspirations of no harm to people and protecting the environment. We also seek to manage the social impact of our business on the communities in which we work.

The Group's business strategy of "more upstream, profitable downstream" will mean that we will need to undertake more very large upstream projects and these will present a range of environmental and social challenges. To remain a preferred partner for such projects we will need to demonstrate that we can operate major energy facilities in a safe and environmentally responsible way and be a good neighbour to local communities. We will also need to show that we consistently live by our business principles, including our commitment to contribute to sustainable development. Meeting these requirements effectively is a pre-requisite both for obtaining financing and successful project implementation. However, we cannot meet these challenges on our own. We will need to continue to develop our relationships with external organisations that can bring added value and credibility through the provision of scientific data and competences that we do not have.

Management of environmental and social activities

All Shell companies and joint ventures over which we have operational control apply the Shell General Business Principles. We also require contractors to follow the principles and strongly promote their application or their equivalent to ventures where we do not have operational control, as well as to our suppliers. We also have a series of Shell-wide standards that set consistent global requirements for dealing with the main environmental and social issues we face. They include standards for environment, security, biodiversity, animal testing, ship quality, health management, reputation, and diversity and inclusiveness. New in 2005 is the launch of our Golden Rules,which emphasise compliance with the law and company procedures, and require intervention in unsafe situations and respect for our neighbours. Three simple, easy-to-remember rules which are designed to raise awareness and increase personal accountability.

Our standards and commitments are integrated into our own business processes in many different ways. They are included in the criteria we use for assessing investment proposals and in the planning and design of all major new projects. An integrated environmental and social impact assessment is required before we undertake significant work and the actions identified must be included in the project's design and operation. Social performance plans have been implemented at 30 refineries and chemicals facilities and are being implemented at upstream operations where social impacts could be high.

Shell companies have a systematic approach to health, safety and environmental (HSE) management to comply with relevant laws and regulations and to drive continuous improvement in performance. Every company is responsible for the identification and assessment of hazards and the implementation of control and recovery measures.

Sustainable development, including HSE, is part of the Chief Executive's responsibilities. Compliance with the Business Principles and HSE standards is monitored through an annual assurance letter process in which the relevant senior manager is required to report back to the Chief Executive on the performance of their business area or country of operation against the Business Principles.

Sustainable development makes up 20% of the overall Group scorecard. The principal Key Performance Indicator (KPI) for this element of the scorecard is Total Reportable Case Frequency (TRCF), a measure of the number of injuries sustained by our staff and contractors as a function of the hours worked. The Chief Executive exercises judgment in the final determination of this score based on his perception of our overall sustainable development performance. Full details of all of the components of the scorecard can be found on page 87.

The Board's Social Responsibility Committee reviews our policies and performance with respect to the Shell General Business Principles, HSE standards and major issues of public concern on behalf of the Board. This committee is composed of three independent Directors.

Risk and issues

Selection of issues

A systematic assessment was made to identify the risks which may have a potential impact on our social and environmental performance.

Climate change

Meeting growing demand for energy while mitigating the effect of carbon emissions on the environment is a key challenge for the energy industry and Shell recognises the importance of the need to take action on climate change. Since 1997, Shell has taken a number of initiatives both to reduce and manage carbon emissions from our own activities and to reduce emissions by our customers from the products we supply. This included setting voluntary targets to reduce greenhouse gas emissions from our own operations. We met the first target in 2002 and reconfirmed the second, which requires our greenhouse gas emissions in 2010 to be 5% below 1990 levels. We are working to achieve this through a continued focus on energy efficiency projects at our major downstream operations and by ending continuous flaring of natural gas at oil production facilities. We have also supported the development of CO_2 management market mechanisms and are an active participant in the EU Emissions Trading Scheme. A senior level position has been created to ensure that we take an integrated approach to the management of carbon and drive carbon abatement technologies consistently across the Group.

We recognise that there are particular challenges ahead in producing oil and gas to meet future demand. More energy is required to produce oil from older fields, and developing unconventional resources such as oil sands. Our leading position in clean-burning natural gas helps reduce emissions but LNG and GTL facilities are energy intensive. We are working to develop the technology such as carbon capture and storage that will help reduce and manage these emissions. We are also developing alternative energies in wind, advanced solar, hydrogen and biofuels.

Perhaps the greatest challenge is the fast-growing transportation sector, where we are helping customers reduce their emissions through a differentiated fuels strategy, providing premium quality transport fuels that reduce local air pollution and fuel consumption.

Operating in ecologically sensitive areas

There is growing concern about the potential harmful effects of the loss of the world's biodiversity. This was underlined by the Millennium Ecosystem Assessment, carried out in 2005 by 1,300 scientists around the world, which highlighted the extent to which world's ecosystems are being degraded. The challenge we face is to establish an appropriate balance between the need for development and the conservation of nature.

Shell is responding to that challenge in a number of ways. We have a Group Biodiversity Standard, which ensures that the potential impact on biodiversity of any projects is identified at an early stage. It requires plans to be developed to manage that impact including work with experts and relevant stakeholders. We have also made a commitment not to operate in natural World Natural Heritage sites. We have embedded biodiversity into the management of our projects and are now developing Biodiversity Action Plans (BAPs) for areas where we operate in IUCN (World Conservation Union) category I-IV protected areas in Brunei, the Netherlands, Nigeria and the US. We are identifying other areas of high biodiversity value and we aim to have BAPs in place for these areas by the end of 2007.

We have already developed considerable practical experience in protecting biodiversity and one of the challenges will be to apply what we have learned in new projects. We have worked for five years with the Smithsonian Institution to understand the impact of our business on the tropical rainforests of Gabon. Elsewhere staff working on the Sakhalin project have shared their work on mitigating the impact on the Western Gray Whale population with the team preparing to acquire seismic data in the Beaufort Sea north of Alaska.

We are also working with over 100 scientific and conservation organisations worldwide to help us manage local biodiversity issues and are now embarking on the next step to develop a select number of global partnerships to take this work further.

Managing the risk of a significant HSE incident

One of the major risks the Group faces is the possibility of a significant HSE incident involving the loss of life, environmental impact or asset damage. Each of our sites is responsible for the identification and assessment of hazards and effects, and the maintenance of a documented demonstration that major risks have been reduced to As Low As Reasonably Practicable (ALARP). The risk management process includes audits of the HSSE management system every three years, certification of environmental aspects to international standards such as ISO 14001 technical/HSE reviews and asset integrity processes. There is also a need to show that there is a framework in place to ensure that staff in HSSE-critical positions are competent to carry out their duties; a focus on the management of contractors; and an emphasis on the need for staff to comply with procedures and intervene in unsafe situations. The documentation also requires there to be processes in place for all serious incidents to be discussed with senior management, relevant lessons disseminated and for the Shell Group crisis management system to be applied should any serious incident occur.

Protecting our people and facilities

Our security procedures are governed by the Shell Group Security Standard. It applies to all Shell companies and requires full compliance with applicable legal requirements, international standards and the Shell General Business Principles. Under the Standard, armed security can only be used when required by law, or where there is no other way to manage the risk, and only then in ways that comply with the United Nations Guidelines on the Use of Force. We also support the Voluntary Principles on Security and Human Rights and, in 2005, made progress in integrating these into our security practices. In response to the increased risk of terrorism, we also appointed a network of regional security advisers to work with governments and security authorities and provide local expertise and advice.

Human rights and political risks

An important element of our business principles is supporting fundamental human rights. This means protecting the rights of our employees and contractors, for example by providing grievance procedures and offering access to unions or staff councils, not using child labour and providing a safe and healthy work environment. It also includes addressing the challenges of operating in countries with a poor record on human rights and we use independent country assessments from The Danish Institute of Human Rights to help us develop our plans for dealing with human rights in specific countries.

This approach to human rights is part of our wider effort to manage political risks, which also include civil unrest, international sanctions and governments nationalising our assets. To manage these risks, we set clear rules and apply them using local knowledge. All of our operations are required to follow our business principles, which we also promote in joint ventures and with host governments. Our operations must also follow our security standard and comply with all applicable laws.

Behaving with integrity

Our business principles also make a very clear statement that we will not, under any circumstances, make or accept bribes or facilitation payments. Ensuring compliance with these rules requires ongoing training programmes and effective monitoring and detection. We have introduced a single global whistle-blower hotline and website allowing staff to report concerns anonymously.

Community relations

Shell works to establish good relations with the communities living near our operations. We try to do this through good environmental and safety performance, open and inclusive dialogue, and joint efforts to address issues of most concern.

We develop social performance plans to help us understand the many different points of view in the community, and to work with local representatives, often through a panel, on the issues that matter most to the community. The plans also involve monitoring our performance, for example through independent surveys. Our social performance management unit also provides expertise and support to individual facilities.

Making a contribution

Taxes and royalties represent our biggest economic contribution to the countries where we operate. In 2005 we collected on behalf of governmental authorities more than $72 billion in sales taxes and excise duties and paid almost $19 billion in corporate taxes and $2 billion in royalties to governments. In energy consuming countries, energy taxes are often the largest source of government revenues after income taxes. To help ensure these revenues benefit local communities, we continue to support initiatives such as the UK government's Extractive Industries Transparency Initiative under which energy and mining companies publicly declare the payments they make to governments. In 2005, we published our payments to the Nigerian government and to the Russian government for our project on Sakhalin Island.

We also work to promote the use of local suppliers and contractors and, in 2005, we spent an estimated $9.2 billion on goods and services from locally owned companies in low and medium income countries, up from $6.3 billion in 2004. In 2005, we spent $127 million on social investment projects, up from $106 million in 2004. Our largest programmes are in Nigeria and the US.

Performance

Reporting environmental and social data

Reporting environmental and social data differs from financial data in a number of important ways (see our Group Performance Monitoring and Reporting Guide - **www.shell.com/envandsociety**). Safety and environmental data carry inherent limitations, which include the event nature of incident data and the need for estimation. Culture, individual behaviour and judgment can affect whether events are reported. We are confident in the overall reliability of our data, but we continue to improve data integrity by strengthening internal controls.

Safety and environmental data are aggregated from those entities under operational control (meaning we can require all our HSE standards to be applied) and certain companies to which we provide operational services. Data are reported on a 100% basis regardless of our equity share in the company. Other social data are either drawn from external sources or aggregated from all entities under operational control. Data from companies that were disposed of or acquired during the year are included only for the period that they were under operational control. During 2002, acquisitions made a material difference to the data we reported.

We set one year performance improvement targets for some of our key HSE parameters (injuries, flaring, energy efficiency and spills). We have also set longer term targets to eliminate the disposal of gas by continuous flaring and reduce greenhouse gas emissions.

Social

Safety

Fatal Accident Rate

Employees and contractors per 100 million working hours


8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
7.6
7.1
6.4
5.9
5.2
5.2
6.3
5.6
4.4
4.4
2001
2002
2003
2004
2005
Operational
Road
5 year rolling average

We are deeply saddened that three employees and 33 contractors lost their lives at work in 2005, of which 10 were road accidents. We have reduced our Fatal Accident Rate by about 15% since 2001. This has mainly been achieved by a steady drop in the number of deaths from road accidents, helped by our driver safety programmes and by the introduction of stricter driving standards in 2005. It has proved harder to reduce fatalities due to other causes, both at our existing operations and on our new construction projects. Many of these deaths, nine in 2005, come from workers falling. We are strengthening our guidance for working safely at heights.

Injuries – TRCF (Total Recordable Case Frequency)

Employees and contractors per million working hours


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3.7
3.3
3.0
2.8
2.6
2.9
2.6
2.6
2.6
2.5
2.5
2.5
2001
2002
2003
2004
2005
2005
2006
Performance
Target
5 year rolling average

Our injury rate, measured by the TRCF, has come down over time, improving approximately 14% since 2001. In 2005 our reported TRCF was in line with our target. However, unlike the reduction in the number of fatalities, the improvement in TRCF has stalled in recent years. This partly reflects an increase in construction projects in challenging areas, which bring a higher risk of injury than ongoing operations. It also results from the need to improve the safety performance of some acquisitions, for example in our lubricants business in the US.

Continuing the trend and improving our safety performance further remains an important priority. Our fatality target remains zero. The failure to reduce TRCF further also reflects the challenge of changing behaviour and strengthening the safety culture in the Group, which the "Hearts and Minds", HSE competence and Golden Rules programmes are designed to address. Making TRCF the lead indicator in the Sustainable Development section of Shell's company scorecard in 2005 and 2006 underlines the importance we place on improving our safety performance. Our TRCF target for 2006 remains unchanged at 2.5, mainly due to portfolio changes.

Safety data are subject to uncertainty due to difficulties in underlying data capture of incidents and control weaknesses in reporting the hours worked.

Favourability

In 2005 we improved our indicator for tracking how society views us. For the fourth year in a row, the Reputation Tracker Survey was conducted on our behalf by a polling agency. It polls the general public, the financial community and media, non-governmental organisations (NGOs), the government, academics and the business community, in 13 major Shell markets. We looked not only at the share of favourable opinions of us, as in the past, but also at the unfavourable, subtracting one from the other to get a sense of the overall balance or "net favourability" and compared it to the next most favourably viewed energy company in each market.

According to this survey, we have been the most favourably viewed energy company with the general public in these markets every year since the survey began. In 2005, we retained that position, though the gap with our competitors narrowed slightly. Among special publics, where we were also ahead in past years, competitors have closed the gap. However, we are making progress in repairing the damage to our reputation that was done with this group by the 2004 reserves restatement and related issues.

Integrity

We track our performance in living up to our policy of zero tolerance for bribes, facilitation payments and illegal acts, in two ways.

First, we ask all our staff, confidentially, in the Shell People Survey, what their own experience has been. In 2004, the last year the survey was done, 79% said that their part of Shell was dealing with the outside world with integrity and does not tolerate bribery or other breaches of our business principles. Approximately 5% did not. Scores have improved steadily. We will check progress again in the 2006 Shell People Survey.

Second, we track the number of proven incidents of bribery and fraud gathered by our internal incident reporting system and reported to the Audit Committee of the Board of Royal Dutch Shell. In 2005, we dismissed 175 staff and contractors for violating our principles. This is a significant drop from 2004. We believe this is partly a result of well-publicised dismissals in 2004, particularly in Nigeria. We continued to improve detection of bribery, facilitation and other incidents of fraud, including introducing whistle-blowing facilities for staff to report concerns anonymously.

Environmental

Greenhouse gas emissions

CO_2 equivalent in million tonnes



140
120
100
80
60
40
20
0
123
103
106
112
112
105
112
109
117
1990
2001
2002
2003
2004
2005
2005
2006
2010
1990 baseline
Performance
Projection
Target

About three quarters of the greenhouse gas emissions from our own operations result from fuel combustion, with most of the rest due to the flaring of gas associated with oil production. The volumes emitted in 2005 reversed their slow six year rise, falling by 7 million tonnes. Most of the reduction came from upstream operations, partly because we reduced flaring at a major oil field in Nigeria and partly because of lower production. Downstream emissions, approximately half our total, were down slightly in 2005, as improvements in energy efficiency at our refineries, particularly at US facilities, and the divestment of the Bakersfield refinery more than compensated for the extra energy needed to refine cleaner, lower sulphur fuels.

We remain on track to meet our 2010 target of having 5% lower greenhouse gas emissions than in 1990, through a combination of improved energy efficiency and ending the continuous flaring of natural gas at oil production facilities during 2009. These major efforts will be needed to offset business growth to 2010 and the extra energy needed to produce from fields that are ageing or have heavier hydrocarbons.

Flaring

Flaring in Exploration & Production (million tonnes)



12
10
8
6
4
2
0
10.3
7.6
9.3
9.2
8.0
7.3
7.9
2001
2002
2003
2004
2005
2005
2006
Performance
Target

The amount of natural gas from oil wells that we flare has been declining since 2001 thanks to a major programme to install equipment to collect this gas and bring it to market. The SPDC joint venture in Nigeria, responsible for approximately two thirds of our total, has invested more than $2 billion and reduced its flaring by a third over five years. The 13% reduction from 2004 to 2005 in our total flaring was due partly to lower production, partly to the increased availability of compressors, which allowed us to run the gas gathering equipment at existing facilities more, and partly to the ending of continuous flaring at Nigeria's Cawthorne Channel field. Uncertainties arise because some data from Nigeria are calculated without standardised procedures in place.

The SPDC joint venture programme remains on track to meet its revised deadline of ending continuous flaring during 2009. New facilities are being built to avoid continuous flaring, in line with our Group-wide environmental standards.

Energy efficiency

Refineries – Energy Intensity Index (EII)



100
80
60
40
20
0
86.5
85.9
85.0
83.9
81.9
81.6
2002
2003
2004
2005
2005
2006
Performance
Target

In 2005 we switched to using the Solomon and Associates Energy Intensity Index (EII) to measure and report the energy efficiency of our refineries. This makes us consistent with general practice in our industry and allows us to compare our performance with other operators. Our energy efficiency has continuously improved since we began the annual measurement of EII in 2002, due to having shorter and fewer planned shut downs, running refineries closer to their full production capacity, and to energy efficiency programmes. Despite our improvement programmes, we missed our 2005 target due to:

> ambitious energy efficiency targets for several of our refineries in Asia that were not fully realised; and

> a number of unplanned events that required the total shutdown and startup of a few of our larger energy contributing sites, including the effects of the hurricanes in the US Gulf Coast.

Chemicals – Chemicals Energy Index (CEI)



120
100
80
60
40
20
0
100.0
101.4
99.7
98.3
93.3
95.8
94.5
93.0
2000
2001
2002
2003
2004
2005
2005
2006
Baseline
Performance
Target

In our chemicals plants, the Chemical Energy Index (CEI), which compares the energy used to make a tonne of product to a 2000 baseline of 100, worsened in 2005, after three years of steady improvement. This was largely due to unplanned shutdowns as a result of the Gulf Coast hurricanes and a number of technical issues. Shutdowns consume additional energy as the plants are safely brought down and subsequently restarted. Chemicals remains on track to meet its 2007 target of lowering its CEI by 10% compared to 2001, through having fewer shut downs, investment projects and operational changes resulting from energy efficiency programmes.

Exploration & Production – Gigajoule/tonne of production


1.2
1.0
0.8
0.6
0.4
0.2
0.0
0.7
0.8
1.0
0.9
1.0
1.0
1.1
2001
2002
2003
2004
2005
2005
2006
Performance
Target

In Exploration & Production, the trend of needing more energy to produce each unit of oil and natural gas continued in 2005, having increased by over 40% since 2001. This is mainly the result of producing from maturing fields, which require more energy to produce resources and of increasing production of heavier oil in Oman and oil sands in Canada. Given the strategy of the company and the current portfolio, we expect the current trend to continue.

Spills volume
Thousand tonnes


20
18
16
14
12
10
8
6
4
2
0
5.2
12.6
2.5
4.9
5.8
1.0
1.1
4.0
3.9
1.5
3.6
4.9
4.4
2001
2002
2003
2004*
2005
2005
2006
Operational
Sabotage
Hurricanes
Target

* Data restated due to recovery of 564 tonnes of oil contained in a pipeline damaged by hurricane Ivan.

We have seen a gradual downward trend in the volumes of spills caused by corrosion or operational failures over time, but not the number of incidents. Part of this has been due to our programme to improve pipeline monitoring and maintenance in Nigeria over the last few years, investments in Oman, and to greater focus in our downstream distribution network. However, the impact of two other important sources of spills meant that we did not meet our target in 2005. In Nigeria, the volume of spills resulting from sabotage was higher, although we have increased community patrols and the protection of vulnerable pipeline sections. Damage to onshore pipelines from hurricanes in the US and Gulf of Mexico caused several spills, the largest were at Nairn and Pilottown in Louisiana in September. A total of 3,900 tonnes of oil were spilled as a result of the hurricanes.

External perception of environmental performance
The Group scored highest in the industry for "environmental responsibility" for the fourth year in a row, in the 2005 Reputation Tracker Survey (see favourability on page 68 for details). A quarter of respondents from the general public ranked Shell as "the best" or "one of the best" in acting responsibly towards the environment; so did a third of respondents from the media, non-governmental organisations (NGOs) and government.

Operating and Financial Review – People

People

Our ability to effectively recruit new talent, and develop and engage approximately 109,000 employees in more than 140 countries is critical to the sustained success of Shell.

During 2005, we focused our people strategy in support of the Group's strategy of more upstream and profitable downstream. This included targeted recruitment of key technical staff, greater investment in technical professionalism, and driving the benefits of the simpler corporate structure (one Company – one Chief Executive) deeply into the organisation.

Resourcing for the future

In 2005, we recruited more than 700 graduates and almost 2,000 experienced people from over 70 different nationalities, underlining our focus on recruiting from a wider range of countries and regions, especially Asia Pacific and the Middle East.

We have made good progress in securing the required technical talent. Our successful, large-scale recruitment drive for experienced Exploration & Production professionals in 2005 means that Shell is well positioned to deliver on the increased level of investment in our upstream business. The recent appointment of Chief Scientists also demonstrates our continued commitment to technology and innovation, and confirms the strength of Shell's career and development opportunities for technical staff.

Our capacity to deploy skilled professionals to priority work around the globe is matched by our strong emphasis on local careers and employee development with 49 nationalities represented among our senior leaders.

Strengthening leadership and deepening professionalism

Shell's ability to capitalise on growth opportunities in emerging markets relies on the skills and professionalism of our employees.

To maximise the potential of our existing staff, we continue to invest in training and development through a balance of on and off-the-job learning. The establishment of Project and Commercial Academies will provide new opportunities for staff to develop expertise in these areas.

Just as important is the ability to manage change effectively, and in 2005 we increased both resources and capability in support of business critical change initiatives.

In addition, we are committed to the development of leadership capability through the integrated cross-business Shell Leadership Development programmes. These are delivered through strong partnerships with major international academic institutions and in 2005, more than 7,000 people with leadership potential participated in these programmes.

Communication and involvement

The success of our business depends on the full commitment of all employees. We encourage the involvement of employees in the planning and direction of their work, and provide them with safe and confidential channels to report concerns.

Employees in all countries where we operate have access to staff forums, grievance procedures or other support systems. A global Ethics and Compliance Helpline was introduced during December 2005, offering an independent, confidential and anonymous facility for reporting non-compliance and resolving dilemmas and concerns.

A wide range of methods is employed globally to communicate and consult with employees on matters of concern to them and to raise their awareness generally about the performance of Shell. These methods range from face-to-face communication, through targeted e-mails and intranet sites, to focus groups and webcasts.

The Shell People Survey is conducted every two years, and asks employees for their opinions on a number of topics relating to how they feel about working at Shell. The last survey in 2004 had a 78% response rate and showed an overall satisfaction rate of 64%. The next survey will take place in 2006.

We seek to establish and maintain high-quality, direct and open dialogue with employees. Our staff are represented by collective labour agreements, unions and staff councils in many countries in which the Group has operations.

Diversity and inclusiveness

Shell has had a long-standing commitment to the integration of diversity and inclusiveness into every aspect of our operations and culture. This is pursued through explicit expectations for all employees and leaders, underpinned by clear plans and targets. There are three global objectives: improving the representation of women in senior leadership positions to a minimum of 20% in the long term, improving the representation of local people in senior positions in their own countries; and improving the positive perceptions of inclusiveness in the workplace.

At the end of 2005, women in senior leadership positions had increased to 9.9%, compared with 9.6% in 2004. In 36% of countries, local nationals fill more than half of senior leadership positions. The Shell People Survey (2004) reported that 64% of employees perceived workplace inclusiveness favourably. Overall, these results represent good progress, but further improvement is needed to meet our aspirations.

We endeavour to ensure equal opportunity in recruitment, career development, promotion, training and reward for all employees, including those with disabilities. All applicants and employees are assessed against clear and objective criteria.

People

Employees by segment (average numbers)

					thousands
	2005	2004	2003[a]	2002	2001
Exploration & Production	**18**	16	17	17	14
Gas & Power	**2**	2	2	2	2
Oil Products	**71**	78	82	75	58
Chemicals	**8**	8	9	9	9
Other industry segments and Corporate	**10**	9	9	8	7
Total	**109**	113	119	111	90

Employees by geographical area (average numbers)

					thousands
	2005	2004	2003[a]	2002	2001
Europe					
The Netherlands	**10**	10	11	11	10
UK	**7**	8	8	9	10
Others	**22**	25	27	26	18
	39	43	46	46	38
Other Eastern Hemisphere	**33**	30	28	27	24
USA	**24**	26	30	23	12
Other Western Hemisphere	**13**	14	15	15	16
Total	**109**	113	119	111	90

Employee emoluments

					$ million
	2005	2004	2003[a]	2002	2001
Remuneration	**8,286**	8,037	7,477	6,096	4,651
Social law taxes	**681**	691	660	518	395
Retirement benefits	**768**	782	538	(201)	(580)
Share-based compensation	**376**	285			
Total	**10,111**	9,795	8,675	6,413	4,466

a In connection with the adoption of IFRS as of January 1, 2004, an entity in Europe that had previously been accounted for as a Group company on a proportionate basis, has instead been accounted for as an equity accounted investment. As a result of this change, information as of December 31, 2003 shown for Group companies is, as of January 1, 2004, shown as part of the Group share of equity accounted investments.

Operating and Financial Review – Other matters

Key accounting estimates and judgments

Please refer to Note 4 to the Consolidated Financial Statements for a discussion of key accounting estimates and judgments.

Legal proceedings

Please refer to Note 33 to the Consolidated Financial Statements for a discussion of legal proceedings.

Audit Fees

Please refer to Note 35 to the Consolidated Financial Statements for a discussion of auditors' fees and services.

Share-based plans and treasury shares

There are a number of share-based plans for senior staff and other employees of the Shell Group. Following the Unification Transaction, the underlying shares for all the continuing share-based plans are shares of Royal Dutch Shell and awards and rights under the plans in existence at the time of the Unification Transaction have been converted into awards and rights over Royal Dutch Shell shares. In 2005 the share option plans were replaced with an amended Long-Term Incentive Plan. Plans of Shell Canada (Shell Canada attached stock appreciation rights to the options in the fourth quarter of 2004, see Note 29 to the Consolidated Financial Statements) continue unchanged. Details of the principal plans, both old plans with continuing outstanding awards and the Long-Term Incentive Plan / Performance Share Plan are given below.

Share option plans

The options that were granted under the Shell Group's share option plans were share options over shares of Royal Dutch or Shell Transport (now converted into options over shares of Royal Dutch Shell), at a price not less than the fair market value of the shares at the date the options were granted. This was calculated as the average of the stock exchange opening and closing prices over the five business days ending on the date of grant, except for the US plans where the grant price was the New York Stock Exchange closing price on the date of grant. Options under the Shell Group option plans are generally exercisable three years from grant except for those granted under the separate US plans that vest one-third per year for three years. Share options lapse 10 years after grant; however, leaving Group employment may cause options to lapse earlier. No further grants will be made under the share option plans (with the exception of the plans of Shell Canada).

Details of the shares under option at March 1, 2006 in connection with these plans (excluding Shell Canada) are as follows:

Royal Dutch Shell	Class A Shares	Class B Shares	Class A ADRs
Options outstanding	63,963,452	45,572,062	21,468,486
Average price per share	€24.95	£15.75	$50.15
Total price	€1,596,164,200	£717,901,824	$1,084,230,116
Term (Expiration dates)	10/12/07-06/05/14	10/12/07-06/05/14	01/03/10-07/05/14

Long-Term Incentive Plan and Performance Share Plan

In July 2005 Royal Dutch Shell adopted an amended Long-Term Incentive Plan (LTIP). When awards are made under the LTIP other than to the Executive Directors the plan is called the Performance Share Plan (PSP). On the award date conditional awards are made of Royal Dutch Shell shares. The actual amount of shares that may vest, which can be between 0 – 200% of the conditional award, depends on the Total Shareholder Return of Royal Dutch Shell versus four of its main competitors over a three year performance period. For the conditional shares awarded in 2005, the performance measurement period is three years, starting at January 1, 2005 until December 31, 2007. In 2005 the awards under the LTIP and PSP were made after the Royal Dutch Shell merger process. In coming years it is anticipated that awards will be made in the second quarter of each year with the performance measurement period being the full calendar year of grant and the two consecutive calendar years. None of the shares will result in beneficiary ownership until they are released.

The total number of outstanding shares of Royal Dutch Shell conditionally awarded under these plans as at March 1, 2006 is 5,430,065 (Class A), 3,075,196 (Class B) and 1,785,890 (Class A ADRs) of which 50,145 (Class A) , 28,631 (Class B) and 15,219 (Class A ADRs) relate to dividend shares to date.

Restricted share plan

Under the restricted share plan, awards are made on a highly selective basis to senior staff. Executive Directors may not receive awards under the restricted share plan. In 2005 the existing restricted share plan was replaced with a new restricted share plan consistent with amendment of the Long-Term Incentive Plan and Performance Share Plan. Shares are awarded subject to a three year restriction period. The shares, together with additional shares equivalent to the value of the dividends payable over the restriction period, are released to the individual at the end of the three year period. The total number of outstanding shares of Royal Dutch Shell under these plans as at March 1, 2006 is 221,402 (Class A), 218,594 (Class B) and 22,410 (Class A ADRs) of which 10,560 (Class A) , 11,449 (Class B) and 194 (Class A ADRs) relate to dividend shares to date.

Deferred Bonus Plan

Executive Directors who participate in the Deferred Bonus Plan can elect to defer up to 50% of their annual bonus for an award of Royal Dutch Shell Shares ("Deferred Bonus Shares") which is released after three years. From 2006, Executive Directors will be required to defer 25% of their annual bonuses. Subject to remaining in employment with the Shell Group for three years following the year in which the bonus was earned, the participant may also be granted an additional award of matching Royal Dutch Shell Shares ("Matching Shares") equal to the number of Deferred Bonus Shares awarded together with Royal Dutch Shell shares representing the value of dividends payable on the Deferred Bonus Shares. A maximum of four Matching Shares will be awarded for every four Deferred Bonus Shares. Vesting of three out of every four Matching Shares awarded to Executive Directors will be subject to satisfaction of a performance target with the remaining Matching Shares vesting over time.

The total number of outstanding shares (excluding Matching Shares) of Royal Dutch Shell under these plans as at March 1, 2006 is 26,576 (Class A) and, 17,386 (Class B) of which 230 (Class A) and 145 (Class B) relate to dividend shares to date.

Global Employee Share Purchase Plan
This plan enables employees to make contributions, which are applied quarterly, to purchase Royal Dutch Shell plc Class A shares, Class A ADRs or Class B shares at current market value. If the acquired shares are retained in the plan until the end of the twelve month savings cycle the employee receives an additional 15% share allocation. In the US a variant of this plan is operated, where the main difference is that the purchase price is the lower of the market price on the first or last trading day of the cycle, reduced by 15%. Executive Directors are not eligible to participate in the Global Employee Share Purchase Plan.

At March 1, 2006 the number of shares of Royal Dutch Shell which were held in employee benefit trusts in connection with this plan was 0 Class A, 0 Class B and 760 Class A ADRs.

UK Sharesave Scheme
Employees of participating companies in the UK may participate in the UK Sharesave Scheme. Options are granted over Royal Dutch Shell plc Class B shares at prices not less than the market value on a date not more than 30 days before the grant date of the grant of the option. These options are normally exercisable after completion of a three year or five year contractual savings period.

At March 1, 2006 there were 3,230,230 issued and outstanding Royal Dutch Shell Class B ordinary shares under option to such employees pursuant to the rules of those schemes at prices between £12.9466 and £19.8028.

No issue of new shares is involved under any of the plans or schemes mentioned above.

Group share plans
Please refer to Note 29 to the Consolidated Financial Statements for a further discussion of the principal Group share plans.

Report of the Directors

The share capital of Royal Dutch Shell was listed on the official list of the United Kingdom Listing Authority and was admitted to trading on the London Stock Exchange, Euronext Amsterdam and (in the form of ADRs) on the New York Stock Exchange on July 20, 2005. Prior to July 20, 2005, the share capital of Royal Dutch Shell was not listed nor admitted to trading in London or elsewhere and Royal Dutch Shell had no operations.

This Report of the Directors gives information about Royal Dutch Shell as from the date of its listing on July 20, 2005 although the Consolidated Financial Statements of Royal Dutch Shell set out on pages 104 to 155 and the Parent Company Financial Statements set out on pages 187 to 200 contained in this Report (the Consolidated Financial Statements and the Parent Company Financial Statements together, the "Financial Statements") together with other sections of this Report as indicated therein, contain information in respect of the Group for the full 2005 financial year.

Principal activities

Royal Dutch Shell is a holding company which owns, directly or indirectly, investments in the numerous companies constituting the Group. The Group is engaged worldwide in all the principal aspects of the oil and natural gas industry. The Group also has interests in chemicals and additional interests in power generation and renewable energy.

Details of Royal Dutch Shell's subsidiaries can be found in Note 21 to the Parent Company Financial Statements.

Business review

A review of the Group's business, the principal risks and uncertainties that it faces and of the future development and performance of the Group during the financial year and the position of the company at the end of the year is contained within the Operating and Financial Review section of this Report on pages 12 to 65 and also in the Consolidated Financial Statements and the Parent Company Financial Statements.

The Board aims to present a balanced and understandable assessment of Royal Dutch Shell's position and prospects in its financial reporting to shareholders and other interested parties by means of this Report. In addition, the corporate website, **www.shell.com/investor** contains information for both institutional and private shareholders alike. Shareholders have an opportunity to raise questions to members of the Board at the Annual General Meeting (AGM) of the shareholders of the company.

Research and development

Group research and development is carried out through a worldwide network of laboratories, with major efforts concentrated in the Netherlands, the UK and the US. Further details of research and development, including expenditure, can be found at pages 21, 36, 42, 47 and 58 of the Operating and Financial Review.

Recent developments and post balance sheet events

Since December 31, 2005 additional purchases of shares have been made under the buyback programme. As at March 1, 2006, an additional 26,427,974 Class A shares (representing 0.4% of Royal Dutch Shell's entire issued ordinary share capital at December 31, 2005) had been purchased for cancellation at a total cost of $853 million including expenses.

On January 6, 2006, 4,827,974 Class A shares were issued in exchange for the loan notes issued to the remaining public shareholders of Royal Dutch as part of the Restructuring.

On March 8, 2006, 62,280,114 euro deferred shares were redeemed for €0.01 in accordance with the rights attached to those shares.

Financial statements and dividends

The Consolidated Statement of Income and Consolidated Balance Sheet are available at pages 105 and 106 of this Report.

The table below sets out the dividends paid by Royal Dutch and Shell Transport prior to the Unification and also the dividends paid by Royal Dutch Shell after the Unification on the various classes of share capital applicable at such time. The Directors have proposed a fourth quarter interim dividend as set out below, payable on March 15, 2006 to shareholders on the register of members at close of business on February 10, 2006.

Per share	Q1	Q2	Q3	Q4
Royal Dutch (euro)[a]	0.23	–	–	–
Royal Dutch Shell Class A shares (euro)	–	0.23	0.23	0.23
Shell Transport (pence)[a]	15.84	–	–	–
Royal Dutch Shell Class B shares (pence)	–	15.89	15.64	15.64

ADR	Q1	Q2	Q3	Q4
Royal Dutch ($)[b]	0.5909	–	–	–
Royal Dutch Shell Class A shares ($)	–	0.5538	0.5556	0.5566
Shell Transport ($)[b]	0.5718	–	–	–
Royal Dutch Shell Class B shares ($)	–	0.5538	0.5556	0.5566

Per share	Q1	Q2	Q3	Q4
Royal Dutch (euro)[c]	0.46	0.46	0.46	–

a The first quarter interim dividend shown has been adjusted to take effect of the change in number of shares outstanding following the completion of the Unification Transaction.

b The first quarter interim dividend shown has been adjusted to take effect of the change in number of ADRs outstanding following the completion of the Unification Transaction.

c The first, second and third quarter interim dividend shown has not been adjusted to take effect of the change in number of shares outstanding following the completion of the Unification Transaction.

Creditor payment policy and practice

Statutory Regulations issued under the Companies Act 1985 of England and Wales require a public company to make a statement of its policy and practice on the payment of trade creditors. As a holding company whose principal business is to hold shares in companies of the Shell Group, Royal Dutch Shell has no trade creditors. For the information of shareholders, the statement that will appear in the Directors' Report for 2005 of Shell U.K. Limited (the most significant UK operating company in the Group) will confirm that Shell U.K. Limited complies with the Better Payment Practice Code and Shell U.K. Limited had approximately 31 days' purchases outstanding at December 31, 2005 based on the average daily amount invoiced by suppliers during the year.

Directors' responsibilities in respect of the preparation of the Financial Statements

The Companies Act 1985 requires the Directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of Royal Dutch Shell and the Group and of the profit or loss of Royal Dutch Shell and the Group for that period. In preparing those accounts, the Directors are required to:

> select suitable accounting policies and apply them consistently, with the exception of the adoption of new accounting standards, as set out in Note 3 to the Consolidated Financial Statements and Note 3 to the Parent Company Financial Statements;

> make judgments and estimates that are reasonable and prudent;

> state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and

> prepare the accounts on the going concern basis unless it is inappropriate to presume that Royal Dutch Shell and the Group will continue in business.

The Directors confirm that they have complied with the above requirements when preparing the Financial Statements. In addition, as far as each of the Directors are aware, there is no relevant audit information of which the auditors are unaware and each of such Directors have taken all reasonable steps to make themselves aware of any relevant audit information and to establish that the auditors are aware of such information.

The Directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of Royal Dutch Shell and the Group and to enable them to ensure that the Financial Statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of Royal Dutch Shell and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Board of Directors

The Directors during the year were Maarten van den Bergh, Malcolm Brinded, Sir Peter Burt, Linda Cook, Nina Henderson, Aad Jacobs, Sir Peter Job, Lord Kerr of Kinlochard, Wim Kok, Aarnout Loudon, Christine Morin-Postel, Lawrence Ricciardi, Rob Routs, Jeroen van der Veer and Peter Voser. Since the year end to the date of this Report there have been no changes in the membership of the Board of Directors. All of the above have served as Directors of either Royal Dutch or Shell Transport for the majority of the period from January 1, 2005 to July 20, 2005.

Election and re-election of Directors

The Directors seeking re-election at the 2006 AGM are Lord Kerr of Kinlochard, Jeroen van der Veer, Rob Routs and Wim Kok. Sir Peter Burt is retiring and not standing for re-election at the 2006 AGM.

Shareholders will also be asked to vote on the election of Jorma Ollila and Nick Land as Directors of Royal Dutch Shell, with effect from June 1, 2006 and July 1, 2006 respectively.

The biographies of all Directors are given on page 5 of this Report and, in respect of those offering themselves for election or re-election, additionally in the Notice of Annual General Meeting. Details of the Executive Directors' service contracts can be found at page 98. Copies of the service contracts of each of the Executive Directors are available for inspection.

The terms and conditions of appointment of Non-executive Directors are set out in their letters of appointment with Royal Dutch Shell which, in accordance with the Combined Code, are available for inspection. No Director is, or was, materially interested in any contract subsisting during or at the end of the year that was significant in relation to Royal Dutch Shell's business.

Financial risk management, objectives and policies

Descriptions of the use of financial instruments and the Group financial risk management objectives and policies are set out in the "Operating and Financial Review – Risk factors and control" and also in Note 27 to the Consolidated Financial Statements.

Qualifying third party indemnities

Royal Dutch Shell has entered into a deed of indemnity with each of the Directors. The terms of these deeds are identical and reflect the statutory provisions on indemnities introduced by the Companies (Audit, Investigations and Community Enterprise) Act 2004. Under the terms of each of these deeds, Royal Dutch Shell has indemnified each of the Directors, to the widest extent permitted by the applicable laws of England and Wales, against any and all liability, howsoever caused (including by that Director's own negligence), suffered or incurred by that Director in the course of that Director acting as a Director or employee of Royal Dutch Shell, any Group member and/or certain other entities.

Directors' interests

The interests of the Directors in office at the beginning and at the end of the financial year, including any interests of a spouse or infant child, are set out below:

	January 1, 2005[a]		For comparison purposes January 1, 2005[a]		December 31, 2005[b]	
	Royal Dutch	Shell Transport	Royal Dutch Shell Class A[c]	Royal Dutch Shell Class B[c]	Royal Dutch Shell Class A	Royal Dutch Shell Class B
Maarten van den Bergh[d]	4,000	–	8,000	–	8,000	–
Malcolm Brinded	–	77,948	–	22,397	–	22,397
Sir Peter Burt	–	10,000	–	2,873	–	3,612
Linda Cook	3,702[f]	–	7,404	–	27,484	–
Nina Henderson	–	9,000[e]	–	2,585[e]	–	2,585[e]
Aad Jacobs	–	–	–	–	–	–
Sir Peter Job	–	3,570	–	1,025	–	1,056
Lord Kerr of Kinlochard	–	10,000	–	2,873	–	2,873
Wim Kok	–	–	–	–	500	–
Aarnout Loudon	75,000	–	150,000	–	150,000	–
Christine Morin-Postel	–	–	–	–	1,960	–
Lawrence Ricciardi	10,000[e]	–	20,000[e]	–	20,000[e]	–
Rob Routs	–	–	–	–	1,000	–
Jeroen van der Veer	10,512	–	21,024	–	26,836	–
Peter Voser	–	–	–	–	2,000	–

a Excludes interests in shares or options awarded under the Long-Term Incentive Plan, the Deferred Bonus Plan and the Share option plans as at January 1, 2005. Interests under these plans as at January 1, 2005 are set out on pages 90 to 92.
b Excludes interests in shares or options awarded under the Long-Term Incentive Plan, the Deferred Bonus Plan and the Share option plans as at December 31, 2005. Interests under these plans as at December 31, 2005 are set out on pages 90 to 92.
c For the purpose of comparison interests in Royal Dutch and Shell Transport as at January 1, 2005 shares have been converted into Royal Dutch Shell Class A shares and Royal Dutch Shell Class B shares, respectively, at the conversion or exchange ratios applicable to the Unification Transaction.
d Excludes interests in shares or options awarded under the Long-Term Incentive Plan, the Deferred Bonus Plan and the Share option plans. Number of Royal Dutch/Royal Dutch Shell shares held under option as at January 1, 2005 and December 31, 2005 are set out on page 100.
e Held as New York Shares/ADRs as applicable.
f Held as registered shares in New York or The Hague, (or other form).

There were no changes in Directors share interests during the period from December 31, 2005 to March 8, 2006 except that Malcolm Brinded and Jeroen van der Veer were delivered 14,432 and 19,339 Royal Dutch Shell Class A shares respectively under the 2003 Deferred Bonus Plan and further Jeroen van der Veer was delivered 5,636 Royal Dutch Shell Class A shares under the 2002 Deferred Bonus Plan.

Share capital

The Company's authorised and issued share capital as at December 31, 2005 is set out in Note 12 to the Parent Company Financial Statements on page 195.

Share purchases

On May 12, 2005, shareholders approved an authority, expiring at the end of the next AGM, for Royal Dutch Shell to purchase its own shares up to a maximum of 5% of the issued share capital (excluding share purchases for employee share benefit plans). During 2005, 141,134,886 Class A shares with a nominal value of €9.9 million (representing 2.1% of Royal Dutch Shell's entire issued ordinary share capital at December 31, 2005) had been purchased for cancellation for a total cost of $4,488 million, including expenses at an average price of €26.33 and 1,782.56 pence per Class A share. Since the year end additional purchases have been made (see "Recent developments and post balance sheet events"). At March 1, 2006 a further 26,427,974 Class A shares (representing 0.4% of Royal Dutch Shell's entire issued ordinary share capital at December 31, 2005) had been purchased for cancellation for a total cost of $853 million including expenses, at an average price of €26.68 and 1,828.07 pence per Class A share. These repurchases were made given the strong cash and debt position of Royal Dutch Shell, and formerly Royal Dutch/Shell Transport, in order to return surplus cash to shareholders.

In the period from January 1, 2005 to July 20, 2005, Shell Transport purchased 21,550,000 of its ordinary shares for a total cost of £105.6 million, including expenses at an average price of 487.56 pence per ordinary share. Royal Dutch purchased 4,880,000 of its ordinary shares for a total cost of €229.2 million, including expenses at an average price of €46.94 per ordinary share.

The Board continues to regard the ability to repurchase issued shares in appropriate circumstances as an important component in the financial management of Royal Dutch Shell and a resolution will be proposed to the forthcoming AGM to renew the authority for Royal Dutch Shell to purchase its own share capital up to specified limits for another year. This proposal is further explained in the Notice of the Annual General Meeting.

Substantial shareholdings

As at March 1, 2006, Royal Dutch Shell's register of substantial shareholdings showed the following interests in 3% or more of Royal Dutch Shell's shares:

Investor	Class A shares	Class B shares
Barclays PLC	4.28%	4.13%
Legal and General Group Plc	3.08%	3.94%
The Capital Group Companies Inc	7.50%	4.45%
UBS AG	3.16%	–

Political and charitable contributions

No political donations were made by any member of the Group to political parties or organisations during the year.

The Group has made a donation in the amount of $14.6 million in 2005 to a registered charity, the Shell Foundation, which acts under the guidance of independent trustees. Individual Group companies run their own social investment programmes, which made voluntary contributions of $127 million in 2005. Information on progress in contributing to sustainable development is given in the Shell Sustainability Report, which is published annually and is also available at **www.shell.com/envandsocial**.

Diversity and inclusiveness

Shell has had a long-standing commitment to the integration of diversity and inclusiveness into every aspect of our operations and culture. This is pursued through explicit expectations for all employees and leaders, underpinned by clear plans and targets. There are three global objectives: improving the representation of women in senior leadership positions to a minimum of 20% in the long-term; improving the representation of local people in senior positions in their own countries; and improving the positive perceptions of inclusiveness in the workplace.

At the end of 2005, women in senior leadership positions had increased to 9.9%, compared with 9.6% in 2004. In 36% of countries local nationals fill more than half of senior leadership positions. The Shell People Survey (2004) reported that 64% of employees perceived workplace inclusiveness favourably. Overall, these results represent good progress, but further improvement is needed to meet our aspirations.

We endeavour to ensure equal opportunity in recruitment, career development, promotion, training and reward for all employees, including those with disabilities. All applicants and employees are assessed against clear and objective criteria.

Communication and involvement

The success of our business depends on the full commitment of all employees. We encourage the involvement of employees in the planning and direction of their work, and provide them with safe and confidential channels to report concerns.

Employees in all countries where we operate have access to staff forums, grievance procedures or other support systems. A global Ethics and Compliance Helpline was introduced during December 2005, offering an independent, confidential and anonymous facility for reporting non-compliance and resolving dilemmas and concerns.

A wide range of methods is employed globally to communicate and consult with employees on matters of concern to them and to raise their awareness generally about the performance of Shell. These methods range from face-to-face communication, through targeted e-mails and intranet sites to focus groups and webcasts.

The Shell People Survey is conducted every two years, and asks employees for their opinions on a number of topics relating to how they feel about working at Shell. The last survey in 2004 had a 78% response rate and showed an overall satisfaction rate of 64%. The next survey will take place in 2006.

We seek to establish and maintain high-quality, direct and open dialogue with employees. Our staff are represented by collective labour agreements, unions and staff councils in many countries in which the Group has operations.

Employees are directly involved in the company's performance as all employees, with noted exceptions for governance reasons, receive annual bonuses based on the Group Scorecard, which contains measures of relative total shareholder return, operating cash, operational effectiveness and sustainable development.

Corporate social responsibility (CSR)

A summary of Royal Dutch Shell's approach to CSR is contained on pages 66 to 70 of the Operating and Financial Review. Further details will be available in the Shell Sustainability Report.

Auditors

On May 12, 2005, PricewaterhouseCoopers LLP and KPMG were appointed as the auditors of Royal Dutch Shell. KPMG resigned from the position of joint auditors to Royal Dutch Shell on November 7, 2005, as a result of the Unification. PricewaterhouseCoopers LLP have signified their willingness to continue in office, and a resolution for their reappointment will be submitted to the AGM.

Prior to the Unification PricewaterhouseCoopers LLP acted as auditor to Shell Transport and KPMG acted as auditor for Royal Dutch.

Annual General Meeting

The Annual General Meeting will take place on May 16, 2006 and will be held in the Circustheater, Circusstraat 4, in The Hague with a satellite link to the Novotel London-West Hotel and Convention Centre, Hammersmith, London. An audio-visual link will permit active two-way participation by persons physically present in the UK and the Netherlands. Details of the business to be put to shareholders at the AGM can be found in the Notice of Annual General Meeting, which is circulated to all shareholders.

By Order of the Board

Michiel Brandjes
Company Secretary
March 8, 2006

Corporate Governance

Corporate Governance

This report on corporate governance sets out the policies and practices of Royal Dutch Shell since the Unification Transaction on July 20, 2005. Prior to the Unification Transaction, Shell Transport complied with the Combined Code (issued by the Financial Reporting Council in July 2003) from the period January 1, 2005 to July 20, 2005 subject to certain variations that reflected Royal Dutch and Shell Transport's alliance. These variations related primarily to arrangements entered into for supervising the governance of the operations of the Royal Dutch/Shell Transport group of companies throughout the world. The Board of Shell Transport believed that these arrangements were consistent with the accepted principles of good corporate governance. As a Dutch-listed company the corporate governance practice of Royal Dutch reflected much of the Dutch corporate governance code from the period January 1, 2005 to July 20, 2005. Since July 20, 2005, Royal Dutch Shell has complied with the Combined Code as set out below.

In addition to complying with the corporate governance requirements in the UK, Royal Dutch Shell is also obliged to follow the rules of the Euronext Stock Exchange as well as Dutch securities laws due to its listing thereupon and also US securities laws and the New York Stock Exchange (NYSE) rules and regulations due to registration of its securities in the United States and the listing of its securities on the NYSE. Royal Dutch Shell has taken steps to comply with provisions of the Sarbanes-Oxley Act and the corporate governance rules of the NYSE to the extent that they are applicable to Royal Dutch Shell as a foreign private issuer.

Combined Code compliance

The Listing Rules of the FSA require listed companies to state whether or not they have complied with the principles and provisions set out in Section 1 of the Combined Code throughout the year and to explain any non-compliance. The Board confirms the compliance of Royal Dutch Shell with the principles and provisions set out in the Section 1 of the Combined Code in the period since Royal Dutch Shell was admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange on July 20, 2005.

The disclosures contained in this report are intended to provide the reader with a description of Royal Dutch Shell's corporate governance policies and practices. The Directors firmly believe in and support high standards of corporate governance, which are critical to our business integrity.

Shareholder communications

The Board recognises the importance of two-way communication with its shareholders and, in addition to giving a balanced report of results and progress at each AGM, Royal Dutch Shell responds to questions and issues raised by institutions or private shareholders. Information about Group companies is available on the Shell website **www.shell.com**. In addition, shareholders' questions can be asked via a dedicated shareholder email address (**royaldutchshell.shareholders@shell.com**), dedicated shareholder telephone lines (The Hague +31 (0)70 377 1365/4088 and London +44 (0)20 7934 3363) or a dedicated fax line (The Hague +31 (0)70 377 3953 and London +44 (0)20 7934 7515). In addition, the Chairman and Chief Executive attend meetings from time to time with shareholders.

Royal Dutch Shell's share registrar, Lloyds TSB Registrars, operates an online internet access facility for shareholders, providing details of their shareholdings **www.shareview.co.uk**. Facilities are also provided for shareholders to lodge proxy appointments electronically. The Royal Dutch Shell Nominee Service provides a facility for investors to hold their shares in Royal Dutch Shell in paperless form. Shareholders may opt to receive communications from Royal Dutch Shell in electronic form instead of paper.

Shell General Business Principles and Code of Ethics

The Shell General Business Principles govern how Shell companies conduct their affairs, they are available on **www.shell.com/sgbp**. The Shell General Business Principles apply to all Group employees and were enhanced and strengthened in August 2005. The Group also maintains a commitment to support fundamental human rights and to contribute to sustainable development.

For the guidance of Executive Directors, principal executives and senior financial officers of the Group, a Code of Ethics has been adopted by Royal Dutch Shell in conjunction with the Shell General Business Principles. This document can be found on the website **www.shell.com/codeofethics**.

An internal global procedure for employees to raise, in confidence, accounting, controls and auditing concerns has been put in place. A general Group-wide procedure for raising ethics and compliance concerns has been introduced and there are a number of national whistle-blowing procedures in operation.

New York Stock Exchange (NYSE) rules

The NYSE corporate governance rules allow foreign private issuers to follow home country practice, except that foreign private issuers are required to have an audit committee that satisfies the requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934. In addition, the NYSE requires a foreign private issuer to provide certain written affirmations and notices to the NYSE and a summary of the ways in which their corporate governance practices significantly differ from those followed by domestic USA companies under NYSE listing standards. Royal Dutch Shell provides such a summary on the website **www.shell.com/investor**.

The Board

During 2005, the Board comprised a Non-executive Chairman, Aad Jacobs, five Executive Directors, including the Chief Executive, Jeroen van der Veer, and nine Non-executive Directors, including the Senior Independent Non-executive Director, Lord Kerr of Kinlochard, who is also the Deputy Chairman. A list of Directors, with details of their biographies, is given on page 5 of this Report.

The Board meets on a regular basis and has a formal schedule of matters reserved to it. This includes matters such as the approval of the Annual Report and Form 20-F, approval of interim dividends and recommendation of final dividends, the approval of material contracts and the approval of new Board appointments. The full list of matters reserved to the Board for decision is available from the Company Secretary and can be found on the Shell website **www.shell.com/investor**.

The roles of Chairman and Chief Executive are separate and the Board has agreed their respective responsibilities. The Chairman has responsibility for the leadership of the Board and for ensuring that the Board and its committees function effectively.

The Chief Executive bears overall responsibility for the implementation of the strategy agreed by the Board, the operational management of Royal Dutch Shell and the business enterprise connected with it. He is supported in this by the Executive Committee, which he chairs (see overleaf).

The Chairman and the Chief Executive ensure that the members of the Board receive accurate, timely and clear information.

Corporate Governance

The Non-executive Directors provide a wide range of skills and experience to the Group. They bring independent judgment on issues of strategy, performance and risk through their contribution to Board meetings and to the Board's committee meetings. The Non-executive Directors meet routinely without the Executive Directors being present to discuss, among other things, the performance of individual Directors.

Directors usually attend the meetings of the Board in person, but from time to time may join the meeting by video conference or tele conference as authorised by Royal Dutch Shell's articles of association ("the Articles of Association").

All Directors may seek independent professional advice in connection with their role as a Director and all Directors have access to the advice of the Company Secretary. Royal Dutch Shell has provided to the Directors indemnities and directors' and officers' insurance in connection with the performance of their responsibilities. Copies of these indemnities and the directors' and officers' insurance policies are open to inspection. Copies of these indemnities have also been previously filed with the U.S. Securities and Exchange Commission and are incorporated by reference as an exhibit to this Report.

Following appointment to the Board, Directors receive a comprehensive induction tailored to their individual needs. The induction, which is arranged by the Company Secretary, includes meeting with senior management to enable them to build up a detailed understanding of the Group's business and strategy, and the key risks and issues that it faces. Additional training is available so that Directors can update their skills and knowledge as appropriate.

The Articles of Association require that all Directors should be subject to re-election at intervals of not more than three years. All Directors vacate office at age 70 at the latest but may stand for re-election by shareholders.

Following the Unification Transaction on July 20, 2005, there were a total of five meetings of the Board to the end of 2005. The attendance of the Directors in office at the end of the financial year 2005 is shown below:

Board meetings attendance



Aad Jacobs (Chairman)
Maarten van den Bergh
Malcolm Brinded
Sir Peter Burt
Linda Cook
Nina Henderson
Sir Peter Job
Lord Kerr of Kinlochard
Wim Kok
Aarnout Loudon
Christine Morin-Postel
Lawrence Ricciardi
Rob Routs
Jeroen van der Veer
Peter Voser
0 1 2 3 4 5
Number of Board meetings attended

Executive Committee

The Executive Committee comprises the Chief Executive, Jeroen van der Veer; the Executive Director of Exploration & Production, Malcolm Brinded; the Executive Director of Gas & Power Linda Cook; the Executive Director of Oil Products and Chemicals, Rob Routs; and the Chief Financial Officer, Peter Voser.

The Executive Committee is responsible for Royal Dutch Shell's overall business and affairs and has final authority in all matters of management that are not within the duties and authorities of the Board or of the AGM. It implements all Board resolutions and supervises all management levels in Royal Dutch Shell.

Following the Unification Transaction on July 20, 2005, there were a total of 37 meetings of the Executive Committee to the end of 2005. Attendance is shown below:

Executive Committee attendance



Jeroen van der Veer (Chairman of the Committee)
Malcolm Brinded
Linda Cook
Rob Routs
Peter Voser
0 5 10 15 20 25 30 35 40
Number of Executive Committee meetings attended

Board Committees

There are four Board Committees made up of Non-executive Directors. These are the:

> Audit Committee;

> Nomination and Succession Committee;

> Remuneration Committee; and

> Social Responsibility Committee.

Audit Committee

The Audit Committee is comprised of four financially literate members who have the necessary ability and experience to understand the financial statements. The members of the Audit Committee are Lawrence Ricciardi (chairman), Sir Peter Burt, Nina Henderson and Christine Morin-Postel, who are all independent Non-executive Directors. For the purposes of the Combined Code (as defined) Christine Morin-Postel qualifies as a person with recent and relevant experience. For the purposes of the US securities laws, Christine Morin-Postel qualifies as an "audit committee financial expert".

There have been a total of four Audit Committee meetings to the end of 2005. Members' attendance is shown below:

Audit Committee attendance



Lawrence Ricciardi (Chairman of the Committee)
Sir Peter Burt
Nina Henderson
Christine Morin-Postel
0 1 2 3 4
Number of Audit Committee meetings attended

A copy of the terms of reference of the Audit Committee is available from the Company Secretary and can be found on the Shell website **www.shell.com/investor**.

The key responsibilities of the Audit Committee are to assist the Board in fulfilling its responsibilities in relation to internal control and financial reporting, to carry out certain oversight functions on behalf of the Board and to monitor compliance with applicable external legal and regulatory requirements, the Shell General Business Principles, and the Code of Ethics. The Audit Committee is also responsible for the approval of all services to be provided by the external auditor, PricewaterhouseCoopers LLP and discusses the adequacy of the risk management and internal control system of Royal Dutch Shell with the internal auditors including any significant matters arising from the audits with, as appropriate, the Chief Internal Auditor, management and the external auditors. The Audit Committee monitors the qualifications, expertise, resources and independence of the internal and external auditors and assesses annually the performance and effectiveness of the auditors.

At each meeting, the Audit Committee received comprehensive reports from management and the internal and external auditors as appropriate to enable it to discharge its responsibilities. The Audit Committee provides quarterly and annual updates to the Board regarding its activities and related recommendations. Where the Audit Committee is not satisfied with any aspect of risk management and internal control, financial reporting or audit-related activities, it promptly reports these concerns to the Board.

The Audit Committee reviewed and discussed the integrity of the financial statements of Royal Dutch Shell with management and the external auditors and reviewed, in conjunction with management, the policies of Royal Dutch Shell and their effectiveness with respect to earnings releases, financial performance information and earnings guidance, reserves accounting, and reporting. In addition, the Audit Committee discussed with the Chief Financial Officer, the Group Controller and the external auditors, as appropriate, issues that arose during the period since the Unification Transaction regarding accounting policies, practices and reporting.

The Audit Committee established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing or other matters, including mechanisms for the confidential or anonymous submission of related concerns by employees. The Audit Committee monitors the effectiveness of these procedures on an ongoing basis and ensures that there is provision for proportionate and independent investigation of such matters as appropriate.

The following table sets forth the fees paid by Royal Dutch Shell to the independent auditor for each of the years of this Report.

Auditors' remuneration

		$ million
	2005[c]	2004
Audit fees	47	41
Audit-related fees[a]	22	17
Tax fees[b]	5	9
Fees for all other non-audit services	2	2

a Fees for audit-related services such as employee benefit plan audits, planning for Sarbanes-Oxley Act attestation, assurance of non-financial data, operational audits, training services and special investigations.

b Fees primarily for tax compliance.

c Included in auditors' remuneration are fees paid to KPMG for audit and non-audit services. Prior to November 7, 2005, the effective date of their resignation as auditors, fees paid to KPMG in 2005 were $9.7 million for audit fees, $7.1 million for audit-related fees, $0.4 million for tax audit fees, and $0.3 million for other non-audit services.

In 2005 the Audit Committee approved 43% of the aggregate fees set forth in the table above in the row entitled "Audit-related fees" 100% of the aggregate fees set forth in the table above in the row entitled "Tax fees" and 100% of the aggregate fees set forth in the table above in the row entitled "Fees for all other non-audit services".

The Audit Committee has adopted guidelines where certain specified categories of services may be contracted with the external auditors without pre-approval so long as the fee value for each contract does not exceed $500,000. These include permitted non-audit services such as tax compliance work, regulatory compliance work, certain advice on the tax treatment of proposed transactions, certain expatriate tax returns except where the expatriate has a financial reporting oversight role, among others. Other services must be specifically pre-approved. Under the guidelines, permitted services must not present a conflict of interest. All engagements with the external auditors are reviewed by the Audit Committee.

The independent auditors are on occasion engaged to undertake assignments of a non-statutory nature. Such assignments may be in connection with regulatory matters or the provision of advice regarding accounting practice developments and can only be authorised by the Audit Committee. Prior to authorisation, the Audit Committee reviews whether the independent auditor is an appropriate body to undertake the assignment and considers whether their objectivity and independence would be compromised by the additional engagement.

PricewaterhouseCoopers LLP and KPMG acted as joint auditors of Royal Dutch Shell. KPMG resigned as auditor on November 7, 2005, subsequent to the Unification. PricewaterhouseCoopers LLP have signified their willingness to continue in office, and a resolution for their reappointment will be submitted to the AGM.

Nomination and Succession Committee

The members of the Nomination and Succession Committee are Aad Jacobs (Chairman), Lord Kerr of Kinlochard and Aarnout Loudon. Following the Unification Transaction on July 20, 2005, there were a total of three meetings of the Nomination and Succession Committee to the end of 2005. Attendance at these meetings is shown in the table below:

Nomination and Succession Committee attendance


Aad Jacobs (Chairman of the Committee)
Lord Kerr of Kinlochard
Aarnout Loudon
0
1
2
3
Number of Nomination and Succession Committee meetings attended

A copy of the terms of reference of the Nomination and Succession Committee is available from the Company Secretary and can be found on the Shell website **www.shell.com/investor.**

The Nomination and Succession Committee keeps under review the leadership needs of Royal Dutch Shell and is responsible for identifying and nominating suitable candidates for the approval of the Board to fill vacancies as and when they arise. The Nomination and Succession Committee is also responsible for making recommendations on the appointment of the chairman of each of the Audit Committee, the Remuneration Committee and the Social Responsibility Committee and, in consultation with the chairman of the relevant committee, the membership of those committees. It makes recommendations in respect of corporate governance guidelines for Royal Dutch Shell, monitors compliance with corporate governance requirements and makes recommendations in respect of disclosures relating to corporate governance and its appointment processes.

In 2005, the Nomination and Succession Committee recommended to the Board the appointment of Jorma Ollila, currently Chairman and Chief Executive Officer of Nokia Corporation, to succeed Aad Jacobs as Non-executive Chairman of Royal Dutch Shell. The Board adopted this proposal. A resolution has been proposed to be put to the AGM, to be held on May 16, 2006 for the election of Mr Ollila as a Director of Royal Dutch Shell, with effect from June 1, 2006. Where appropriate, the Nomination and Succession Committee appoints external search consultants to assist it in identifying potential new Directors, and appointed Egon Zehnder with regard to the appointment of the proposed Chairman.

Remuneration Committee (REMCO)
The members of the Remuneration Committee are Aarnout Loudon (Chairman), Sir Peter Job and Lord Kerr of Kinlochard. Further details of the Remuneration Committee and attendance at meetings are set out below.

Following the Unification Transaction on July 20, 2005, there were a total of three meetings of REMCO to the end of 2005. Attendance at these meetings is shown in the table below:

Remuneration Committee attendance


Aarnout Loudon (Chairman of the Committee)
Sir Peter Job
Lord Kerr of Kinlochard
0
1
2
3
Number of Remuneration Committee meetings attended

A copy of the terms of reference of REMCO is available from the Company Secretary and can be found on the Shell website **www.shell.com/investor**.

REMCO determines and agrees with the Board the remuneration policy and individual remuneration packages, including incentive and performance plans and pensions for the Chief Executive and the Executive Directors. REMCO also considers and advises on the terms of any contract to be offered to a Director. It also monitors the remuneration for other senior executives and makes recommendations as appropriate.

REMCO agreed with the Board a framework remuneration policy for the Chief Executive and the other Executive Directors, ensuring that remuneration is adequate to attract, retain and motivate high-calibre individuals. Within the terms of this framework remuneration policy, the REMCO determined individual remuneration packages for the Chief Executive, and, in consultation with the Chairman and the Chief Executive, for other Executive Directors. REMCO also agreed with the Board a performance framework which sets performance targets for the remuneration of the Chief Executive and other Executive Directors.

REMCO assessed the performance of the Executive Directors against the targets which had been set under the performance framework and determined the resultant remuneration levels. Details of the remuneration of all the Directors for the financial period ended December 31, 2005 are set out in the Directors' Remuneration Report.

Social Responsibility Committee
The members of the Social Responsibility Committee are Wim Kok (Chairman), Maarten van den Bergh and Nina Henderson.

Following the Unification Transaction on July 20, 2005, there were a total of three meetings of the Social Responsibility Committee to the end of 2005. Members' attendance is shown below:

Social Responsibility Committee attendance


Wim Kok (Chairman of the committee)
Maarten van den Bergh
Nina Henderson
0
1
2
3
Number of Social Responsibility Committee meetings attended

A copy of the terms of reference of the Social Responsibility Committee is available from the Company Secretary and can be found on the Shell website **www.shell.com/investor**.

The Social Responsibility Committee reviews the policies and conduct of Royal Dutch Shell with respect to the Shell General Business Principles as well as the Group's health, safety and environment policy and other relevant Group policies and standards.

Independent Non-executive Directors
All the Non-executive Directors as at the end of 2005 are considered by the Board to be wholly independent of any personal business connection with Royal Dutch Shell or companies of the Group, with the exception of Maarten van den Bergh who receives a pension from a Shell Group pension fund.

Significant commitments of the Chairman
The biography of Mr Aad Jacobs sets out the Chairman's other activities.

Performance evaluation
Performance evaluations of the Board, its committees, the Directors and the Chairman were undertaken in respect of 2005. A written questionnaire was sent to all Directors relating to the performance of the Board, the Executive Committee, the Board Committees and the Chairman. The evaluation of the Chairman's performance was led by the Senior Independent Director and the conclusions were discussed in a Board meeting in the absence of the Chairman and the Executive Directors. The outcome of this evaluation was communicated to the Chairman. The Chairman led the evaluation of the performance of the Board and its Committees and also of the Chief Executive. The Chief Executive led the evaluation of the performance of the other Executive Directors. The conclusions of these evaluations were communicated to the Board and the Executive Directors, including the Chief Executive. In addition, the Chairman met separately with each of the Non-executive Directors to discuss that Non-executive Director's performance.

Results presentations and analyst meetings
The quarterly and annual results presentations and all major analyst meetings are announced in advance on the Shell website and by means of press releases. These presentations can be followed real time via webcasting or tele conference. Other meetings with analysts or investors are not normally announced in advance, nor can they be followed by webcast or any other means. Discussions in such meetings are always limited to information that is already in the public domain. This is in line with the requirement to ensure that all shareholders and other parties in the financial market have equal and simultaneous access to information which may influence the share price of Royal Dutch Shell. The Chairman, the Chief Executive, the Chief Financial Officer and the Executive Vice-President Investor Relations of Royal Dutch Shell report regularly to Directors on the views of major shareholders.

Responsibility for preparing accounts
See the Report of the Directors in this Report.

Going concern
The Directors consider that, taking into account the assets and income of the Group, Royal Dutch Shell has adequate resources to continue in operational existence for the foreseeable future. For this reason the Directors adopt the going concern basis for the Financial Statements contained in this Report.

Internal controls
The Directors are responsible for the Group's system of internal control and for reviewing its effectiveness. The approach in the Group to risk management and internal control is set out on page 15 of the Operating and Financial Review.

Controls and procedures
As of the end of the period covered by this Report, the Chief Executive and Chief Financial Officer conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended

(the Exchange Act), of the effectiveness of the design and operation of the disclosure controls and procedures of the Group. Based on this evaluation, the Chief Executive and Chief Financial Officer concluded that, as of the end of the period covered by this Report, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Group in reports it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC.

There has not been any change in the internal controls over financial reporting of the Group or the Dividend Access Trust that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, such internal controls over financial reporting.

In 2005, the Royal Dutch Shell Group Dividend Access Trust was established in connection with the Unification Transaction. The daily operations of the Dividend Access Trust are administered on behalf of the Group by Hill Samuel Offshore Trust Company Limited, an established trustee services company. Material financial information of the Dividend Access Trust is included in the Consolidated Financial Statements of the Group and is therefore, subject to the same disclosure controls and procedures of the Group. See "Supplementary Information – Control of registrant" and the Royal Dutch Shell Dividend Access Trust Financial Statements for additional information.

The internal control system of the Group is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against misstatement or loss. The Group's financial, operational and compliance controls are subject to regular review by the Board in respect of process and effectiveness. The Directors consider that these internal control arrangements are compatible with the guidance for directors published in September 1999 (known as the Turnbull Guidance) in relation to the internal control provisions of the Combined Code.

The Directors accordingly confirm that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which has been in place for the period since the Unification Transaction on July 20, 2005 and up to the date of approval of the Annual Report and Form 20-F, that the process is regularly reviewed by the Board and that it accords with the guidance for directors referred to above. The overall effectiveness of the system of internal control is regularly considered and fully reviewed once a year. The effectiveness of the system of internal control has been reviewed by the Directors subsequent to the Unification Transaction. Prior to the Unification Transaction, the Directors of Shell Transport were of the view that the internal controls adopted by Shell Transport were sufficient for their purposes. Royal Dutch had procedures and practices in place that provided confirmation to it that relevant policies were adopted and procedures were implemented with respect to risk and control management.

Further information

The following information is available from the Company Secretary and can be found on the Shell website **www.shell.com/investor**:

(i) the Terms of Reference of the Remuneration Committee, the Social Responsibility Committee, the Nomination and Succession Committee, and the Audit Committee, explaining their role and the authority delegated to them by the Board;

(ii) the full list of matters reserved to the Board for decision;

(iii) Code of Ethics;

(iv) Shell General Business Principles; and

(v) Memorandum and Articles of Association.

Directors' Remuneration Report

This report outlines the remuneration policies for the Chief Executive, the Chief Financial Officer, and Executive Directors (hereafter together referred to as "Executive Directors") and for the Non-executive Directors of Royal Dutch Shell.

It also details the individual remuneration of the Directors of Royal Dutch Shell for the year ended December 31, 2005.

The report reflects both UK and US corporate governance requirements on Directors' remuneration including Schedule 7A of the Companies Act 1985, the Combined Code and United States securities laws.

This report has been approved by the Board and will be presented to shareholders at the Annual General Meeting (AGM) on May 16, 2006 for approval.

This report contains the following sections:

> The Remuneration Committee ("REMCO");

> Executive Directors' remuneration;

> Executive Directors' contracts of service; and

> Non-executive Directors.

The 2004 and 2005 remuneration of the individual Directors of Royal Dutch Shell also includes the remuneration received by the Directors for their services to Royal Dutch, Shell Transport and other Shell Group Companies both prior to and following Unification. The Non-executive Directors section of this report includes details of the remuneration received by the Members of the Supervisory Board of Royal Dutch and the Non-executive Directors of Shell Transport who retired from their respective Boards in June and July 2005 and were not appointed to the Board of Royal Dutch Shell.

Executive summary

> As a result of the Unification Transaction, a new REMCO was created with new Terms of Reference (see page 85).

> No changes in the current remuneration policies and plans for Executive Directors.

> Median salary increases for Executive Directors in 2005 (see page 87).

> 2005 bonuses to Executive Directors are 125% of base pay (see page 87).

> 2005 awards under the Long-Term Incentive Plan (LTIP) were 2.4 x base salary for the Chief Executive and 2.2 x base salary for the other Executive Directors (see page 89).

> As a result of Shell's performance against its peers during 2003–2005, none of the performance shares awarded under the LTIP in 2003 were released (see page 89).

> No proposals to increase Royal Dutch Shell Non-executive Directors' fees in 2006 (see page 99).

Dear shareholder,

As the Chairman of the Remuneration Committee of our new company I am pleased to present to you the first Directors' Remuneration Report of Royal Dutch Shell. The year 2005 has been a remarkable year in the history of Shell. The organisational and strategic changes decided in 2004 have been implemented with speed and resilience and important steps to strengthen the future of the company have been realised. The Committee would like to acknowledge the results achieved by our senior leaders, management and staff in 2005.

Following the Unification Transaction of Royal Dutch and Shell Transport the six members of the former Remuneration and Succession Review Committee resigned on July 20, 2005. To ensure continuity three of these members joined the new Remuneration Committee of Royal Dutch Shell. I would like to thank Nina Henderson, Maarten van den Bergh and Hubert Markl for their commitment and dedication to the Committee's assignment over the past years. I feel confident the new Remuneration Committee is fully prepared to support the new strategic direction of Shell with appropriate executive remuneration policies and plans. In that, it will demonstrate a continued discipline in applying its remuneration principles.

The year 2005 was also the year in which significant changes in the long-term incentives policies and plans for our Executive Directors were adopted. I would like to thank you for your support at the General Meeting of Royal Dutch and the AGM of Shell Transport, on June 28, 2005. The Remuneration Committee believes firmly in these plans to maintain a balanced remuneration package for Executive Directors which is performance oriented to the longer term and aligns their interests with those of shareholders.

For 2006, we do not recommend any changes in the current remuneration policies and plans for Executive Directors. I trust that you will agree with us that this is in the best interests of Shell and you as shareholders. I am looking forward to meeting you at our AGM on May 16, 2006.

Aarnout Loudon
Chairman of the Remuneration Committee

Directors' Remuneration Report – The Remuneration Committee (REMCO)

Constitution

As part of the Unification Transaction of Royal Dutch and Shell Transport, a new Remuneration Committee ("REMCO") was created as a Board committee of Royal Dutch Shell. Before this, a joint Remuneration and Succession Review Committee was responsible for making recommendations on Directors' performance, remuneration and succession to the Boards of Royal Dutch and Shell Transport. To ensure continuity three of the former Remuneration and Succession Review Committee members were elected to REMCO.

REMCO is presently made up of the following members, who are all currently independent Non-executive Directors[a] (you can find biographies on page 5).

> Aarnout Loudon (Chairman of the Committee);

> Sir Peter Job; and

> Lord Kerr of Kinlochard.

REMCO met seven times in 2005; attendance figures for the individual members are shown below:


Aarnout Loudon
Sir Peter Job
Lord Kerr of Kinlochard
0
1
2
3
4
Number of Committee meetings attended
Remuneration and Succession Review Committee of Royal Dutch and Shell Transport
Remuneration Committee of Royal Dutch Shell plc

Responsibilities

REMCO's key responsibilities in respect of Executive Directors include:

> setting targets and evaluating their performance;

> managing their remuneration and benefits; and

> determining contractual terms, including Shell's liabilities relating to termination of such contracts.

REMCO is also kept informed of remuneration issues and employment conditions elsewhere in the Shell Group. The Committee monitors the structures and levels of remuneration for senior executives and makes recommendations if appropriate. Reviews are carried out periodically to ensure alignment and consistency with the Company's remuneration objectives.

The Boards drew up and approved REMCO's Terms of Reference in 2005 in preparation for the Unification Transaction. REMCO's Terms of Reference are regularly reviewed and updated annually, where necessary. You can find REMCO's Terms of Reference on the Shell website **www.shell.com/investor** or you can ask the Company Secretary for copies. See inside back cover for details.

Advisers to REMCO

During 2005 REMCO sought advice within Shell from Hugh Mitchell, Human Resources Director and Secretary to the Committee and from Michael Reiff, Head of Remuneration and Benefits. REMCO was not involved in the appointment of Hugh Mitchell and Michael Reiff to their positions of employment within Shell. Jeroen van der Veer, Chief Executive, was invited by REMCO to provide further information to the Committee on the Shell Group scorecard and the remuneration of senior executives as well as to advise on the performance of the other Executive Directors. He was also informed of the deliberations and decisions taken by the Committee relating to Executive Directors' remuneration policies.

REMCO did not appoint any external remuneration consultants during 2005. External market data from Towers Perrin was used to support decision making.

a Royal Dutch Shell relies on the New York Stock Exchange exemption for Foreign Private Issuers.

Directors' Remuneration Report – Executive Directors' remuneration

Overall remuneration philosophy
REMCO bases its remuneration policies and decisions for Executive Directors on the following principles:

Pay for performance
The remuneration structures for Executive Directors are designed to reward overall achievement of the Shell Group's objectives, in such a way that outstanding leadership and results are required in order to obtain significant rewards.

Our commitment to this principle is highlighted by the fact that more than half of an Executive Director's target total direct compensation (excluding pension) is performance-linked and weighted to the long term. This proportion is consistent with market practice and the long-term nature of the Shell Group's business.

2005 Pay mix for Executive Directors


22.5% Base pay
22.5% Annual bonus
55.0% Long-term incentives

Competitiveness
REMCO sets total remuneration levels that are competitive to attract, motivate and retain talented individuals. These levels are determined by reference to the practice of companies of comparable size, complexity and global scope. Pensions and other benefits are established in line with local market practices due to the diversity of national social security and tax regimes involved.

Shareholding
REMCO believes that Executive Directors should hold a significant number of shares to align their long-term interests with those of shareholders. Executive Directors can build up personal shareholdings through performance-related long-term incentive and deferred bonus plans.

Consistency
Shell's base pay, annual bonus, and long-term incentive plans for Executive Directors are consistent in terms of structure and performance measures with those for senior managers of the Shell Group.

Compliance
REMCO takes all of its decisions in the context of the Shell General Business Principles and the values of honesty, integrity and respect for people. REMCO ensures compliance with the required legal and corporate governance regulations in the Netherlands, UK and US[a] when designing and implementing policies and plans. It also takes into account the best practice codes of institutional investors and other stakeholder bodies in these countries.

The remuneration policy and plans for the 2006 financial year and beyond as well as the actual remuneration for the Executive Directors for 2005 are described below.

Compensation – structure
The Executive Directors' compensation package is made up of:

> base pay;

> annual bonus;

> long-term incentives:

  > Long-Term Incentive Plan;

  > Deferred Bonus Plan;

> pension; and

> other benefits.

Base pay
Base pay is set at a competitive level, appropriate to the scope and complexity of the roles of Chief Executive and Executive Director, and reflecting the reporting structure in the Executive Committee.

Base pay levels are set by reference to appropriate market levels benchmarked against four comparator groups:

> the major integrated oil companies (industry peers); and

> the FTSE 20, the AEX 10 and the top 20 continental European companies in the FTSE Eurotop 100, based on market capitalisation, (home market peers).

Industry peer group for base pay, annual bonus, LTIP and Deferred Bonus Plan

Major integrated oil companies as at January 1, 2006
BP
Chevron
ExxonMobil
Royal Dutch Shell
TOTAL

a Royal Dutch Shell relies on the New York Stock Exchange exemption for Foreign Private Issuers.

Base pay levels are set in euro. REMCO reviews and adjusts these levels in line with market practice with effect from July 1 each year. REMCO endorsed base pay increases in 2005 in order to sustain competitive market positions, recognising normal market movements. The current base pay levels of the Chief Executive and the Executive Directors are displayed in the table below.

Base pay levels

	As at Jan 1, 2005			As at July 1, 2005			2005 Increase[a]
	€	£[b]	$[c]	€	£[b]	$[c]	
Jeroen van der Veer	1,500,000	1,027,222	1,906,335	1,550,000	1,056,902	1,866,683	3.3%
Malcolm Brinded	1,025,000	705,000	1,302,663	1,050,000[d]	715,966	1,264,527	2.4%
Linda Cook	810,000	554,700	1,029,421	850,000	579,592	1,023,665	4.9%
Rob Routs	900,000	616,333	1,143,801	925,000	630,732	1,113,988	2.8%
Peter Voser	790,000	545,000	1,004,003	850,000[e]	579,592	1,023,665	7.6%

a Increase percentages relate to the euro-based pay levels.
b Euro converted to sterling at the applicable quarterly average rate of exchange.
c Euro converted to dollar at the applicable quarterly average rate of exchange.
d £730,000 pensionable base pay.
e CHF1,310,000 pensionable base pay.

Annual bonus

Executive Directors are eligible for an annual bonus. It is designed to reward them for achieving results that further Shell's objectives. The annual bonus is determined according to performance against the Shell Group scorecard. This scorecard has financial, operational and sustainable development targets and these are set as part of Shell's annual planning process. The targets are set at stretching but realistic levels.

Shell Group scorecard components



25% Total Shareholder Return (TSR) against major integrated oil companies
25% Operational cash flow
30% Operational excellence in each of the businesses
20% Sustainable development*

* Primarily based on number of reported cases of work-related injury.

At the end of the financial year, results are translated into an overall score between a minimum of zero and a maximum of two. Bonus awards are based on this score multiplied by the target bonus level. REMCO uses its judgment in making its final determinations. The target level for Executive Directors for 2006 will be 100% of base pay. The target level of the 2005 bonus was 100% of base pay for Executive Directors. The overall score resulting from the 2005 Shell Group scorecard process was 1.25 and REMCO confirmed this outcome. REMCO decided that the annual bonuses payable to Executive Directors for 2005 would be 125% of base pay.

Executive Directors' 2005 earnings

The following table shows the earnings of the Executive Directors in office during 2005, in euro, dollar and sterling.

Earnings of Executive Directors in office during 2005

The information in this table has been audited										€[a]
	Jeroen van der Veer		Malcolm Brinded		Linda Cook		Rob Routs		Peter Voser	
	2005	2004[b]	2005	2004[b]	2005	2004[b]	2005	2004[b]	2005	2004[bc]
Salaries and fees	1,525,000[d]	1,281,774	1,041,454	1,015,711	834,294	338,892	912,500	884,516	822,099	197,597
Bonus[e]	1,937,500[f]	1,350,000[f]	1,312,500[f]	935,027	1,062,500	442,000	1,156,250	810,000	1,062,500[g]	–
Cash benefits	16,632[h]	15,505	19,674[h]	40,488	530,401[i]	160,991	69,919[j]	69,985	117,285[k]	960,761
Total cash	3,479,132	2,647,279	2,373,628	1,991,226	2,427,195	941,883	2,138,669	1,764,501	2,001,884	1,158,358
Car benefit[l]	–	–	21,906	22,049	23,531	10,003	34,454	35,108	–	–
Other benefits[m]	5,114	2,538	2,301	2,366	43,691	18,629	5,114	34,757	3,856	4,251
Total emoluments in euro	3,484,246	2,649,817	2,397,835	2,015,641	2,494,417	970,515	2,178,237	1,834,366	2,005,740	1,162,609
Total emoluments in dollar[a]	4,331,484	3,290,881	2,986,152	2,501,612	3,100,966	1,205,309	2,707,903	2,278,150	2,479,632	1,444,539
Total emoluments in sterling[a]	2,383,129	1,798,139	1,637,486	1,366,968	1,706,114	658,582	1,489,855	1,244,782	1,368,847	788,935

The aggregate amount of emoluments paid to or receivable by Executive Directors of Royal Dutch Shell from Royal Dutch Shell, Royal Dutch, Shell Transport and other Shell Group companies (both prior to and following the Unification Transaction) for services in all capacities during the fiscal year ended December 31, 2005, was €12,560,475.

a *Dollar and sterling converted to euro and euro converted to dollar and euro converted to sterling at the applicable quarterly average rate of exchange.*
b The amounts disclosed in the 2004 Annual Report and Accounts and in the Annual Report on Form 20-F/A (Amendment No 1) 2004 of Royal Dutch and Shell Transport have been restated to reflect the classification of various cash and benefit items to ensure consistent presentation with the 2005 amounts. Malcolm Brinded resigned from the Board of Royal Dutch and was appointed to the Board of Shell Transport on March 3, 2004. Malcolm Brinded's 2004 amounts as shown in this table include the total amounts received from Royal Dutch, Shell Transport and Shell Group companies.
c Peter Voser was appointed an Executive Director with effect from October 4, 2004, therefore, where appropriate, the 2004 emoluments are pro rated. His cash benefits include a one-off transition payment of €928,400/$1,180,994/£645,000 paid on joining the Group. He was not eligible for a 2004 bonus.
d Jeroen van der Veer's salary increase with effect from November 1, 2004 did not come into payment until 2005. His 2005 salary figure as stated here excludes a payment of €32,500 relating to his November and December 2004 salary.
e The annual bonus figures are shown in the table in their related performance year and not in the following year in which they are paid.
f Of which 50% has been/will be deferred under the Deferred Bonus Plan.
g Of which 25% will be deferred under the Deferred Bonus Plan.
h Includes a representation allowance, the employer's contribution to the health insurance plan and a car allowance.
i Includes a representation allowance, the employer's contribution to the health insurance plan, a long-service award, school fees compensation, and tax compensations and reimbursements.
j Includes a representation allowance, the employer's contribution to the health insurance plan, school fees compensation, and tax compensations and reimbursements.
k Includes a representation allowance, the employer's contribution to the health insurance plan, a car allowance, a settling-in allowance and tax compensations and reimbursements.
l The car benefit is stated at the value employed by the Fiscal Authorities in the Netherlands for company-provided vehicles which is 22% of the original purchase price.
m Comprises social security premiums paid by the employer.

Long-term incentives

Shell discontinued share option grants in 2005 in favour of conditional share awards under an amended Long-Term Incentive Plan (LTIP) and an amended Deferred Bonus Plan, approved by both Shell Transport and Royal Dutch shareholders at the AGMs on June 28, 2005. The purpose of the changes was to ensure a closer link between the remuneration of Executive Directors and the performance of the Shell Group relative to its peers.

Currently relative TSR has been chosen as the performance test that most closely aligns the interests of Executive Directors with those of shareholders, under these plans. REMCO will assure itself that the underlying performance of the Shell Group is satisfactory before releasing any conditional performance shares to Executive Directors. As the comparator group consists of companies with similar businesses, there is a possibility that some companies' TSR results will be tightly clustered, with very small differences in TSR, such that the TSR ranking does not fully capture the difference between their performance. REMCO will therefore retain discretion to adjust the levels of release based on the ranking, upwards or downwards, if it believes that the ranking does not fully reflect Royal Dutch Shell's relative performance. It may also withhold all or some of the shares awarded if it considers that the performance of Royal Dutch Shell is inadequate. REMCO will base such judgments on the achievement of the annual Shell Group scorecard targets excluding TSR over the performance period.

Although the rules of these long-term incentive plans allow for dilution within limits in line with corporate governance best practice, currently existing share capital has been used to fund these plans.

Long-Term Incentive Plan (LTIP)

Under the LTIP, performance shares are awarded conditionally once a year. Awards will have a face value[a] between zero and two and a half times base pay. Awards are subject to performance over a period of at least three years. The shares are only released if the performance condition is met and if the participant remains in employment during the performance period (subject to certain exceptions, including retirement). For 2005 and 2006 onwards, the number of shares Executive Directors will actually receive, will depend on the Total Shareholder Return (TSR) performance of Royal Dutch Shell relative to the other major integrated oil companies as follows:

TSR rank	Performance shares received
1st	2 x award
2nd	1.5 x award
3rd	0.8 x award
4th or 5th	Nil

During 2005 the Chief Executive was made a conditional award of performance shares under the LTIP with a face value of 2.4 times his base pay. The other Executive Directors were made a conditional award of performance shares with a face value of 2.2 times their base pay. The actual number of shares Executive Directors will receive in 2008 will depend on Royal Dutch Shell's TSR performance over the period 2005 to 2007.

In 2003, Executive Directors were granted a conditional award of performance shares under the previous LTIP. The performance period was January 1, 2003 to December 31, 2005. As a result of Shell's performance against its peers, REMCO determined in January 2006, that none of these shares be released. See the Long-Term Incentive Plan table on page 90 for further details.

Deferred Bonus Plan

The Deferred Bonus Plan encourages share ownership by allowing Executive Directors to invest part of their annual bonus in Royal Dutch Shell shares.

Under the Deferred Bonus Plan, Executive Directors can choose to invest up to 50% of their annual bonus in deferred bonus shares. Executive Directors will be required to defer 25% of their bonus relating to the 2006 financial year and beyond into deferred bonus shares.

Any dividends payable on these deferred bonus shares are accrued as dividend shares. Provided the Executive Director remains employed by Shell for three years following the year in which the bonus was earned, he or she will receive one matching share for every four deferred bonus and dividend shares. REMCO determined that an element of guaranteed share matching remains appropriate at this point to encourage share ownership. Additional performance-related matching shares can be earned depending on the performance of the TSR of Royal Dutch Shell against the other major integrated oil companies as follows:

TSR rank	Number of performance-related matching shares (per every 4 shares)
1st	3
2nd	2
3rd	1
4th or 5th	Nil

The deferred bonus shares, dividend shares and matching shares are released three years after the end of the year in which the annual bonus was earned.

Jeroen van der Veer and Malcolm Brinded had elected to defer part of their 2001 and 2002 bonus and 2002 bonus, respectively. The 2002 award under the previous Deferred Bonus Plan related to the 2001 bonus was released to Mr Van der Veer in February 2005, including additional matching shares. The 2003 awards under the previous Deferred Bonus Plan related to the 2002 bonuses were released to Mr Van der Veer and Mr Brinded in February 2006, including additional matching shares. See also the Deferred Bonus Plan table on page 91 for further details.

a The face value of the conditional performance share award is the number of shares multiplied by the share price at the time of the award.

Executive Directors' long-term incentive interests

The tables below show the LTIP, the Deferred Bonus Plan, and the share options interests of the Executive Directors in office during 2005. Those awards and grants listed in the tables which were made with respect to Royal Dutch and Shell Transport shares, have been converted into Royal Dutch Shell share entitlements at the appropriate conversion rates. Other than consequential changes, the terms and conditions applicable to these awards and grants have generally not been altered as a result of this conversion.

Long-Term Incentive Plan (LTIP)

*The information in this table has been audited**

	At Jan 1, 2005	Performance shares conditionally awarded during the year	Released/ (cancelled/ lapsed) during the year	At Dec 31, 2005	Market price at date of award[a]	Start of performance period	End of performance period	Expected value of the 2005 performance shares award[b]		Theoretical gains as at Dec 31, 2005[c,e]	
Royal Dutch Shell plc Class A shares					€			€	$[d]	€	$[e]
Jeroen van der Veer[f]											
2005	–	145,199	–	145,199	25.62	01.01.05	31.12.07	3,247,560	3,940,257	–	–
2004	126,422	–	–	126,422	20.65	01.01.04	31.12.06	–	–	1,108,114	1,313,398
2003	114,284	–	–	114,284[g]	20.48	01.01.03	31.12.05	–	–	0	0
Malcolm Brinded											
2003	83,516	–	–	83,516[g]	20.48	01.01.03	31.12.05	–	–	0	0
Rob Routs[f]											
2005	–	79,430	–	79,430	25.62	01.01.05	31.12.07	1,776,555	2,155,490	–	–
2004	87,188	–	–	87,188	20.65	01.01.04	31.12.06	–	–	764,220	905,796
2003	79,120	–	–	79,120[g]	20.48	01.01.03	31.12.05	–	–	0	0
Peter Voser[f]											
2005	–	72,989	–	72,989	25.62	01.01.05	31.12.07	1,632,510	1,980,721	–	–
Royal Dutch Shell plc Class B shares					£			€	$[d]	£	$[e]
Malcolm Brinded[h]											
2005	–	87,381	–	87,381	18.40	01.01.05	31.12.07	2,016,630	3,608,858	–	–
2004	101,538	–	–	101,538	13.88	01.01.04	31.12.06	–	–	641,436	1,236,860
Peter Voser											
2004	72,498	–	–	72,498	15.03	01.01.04	31.12.06	–	–	457,984	883,117
Royal Dutch Shell plc Class A – ADRs					$				$[d]		$[e]
Linda Cook[i,j]											
2005	–	36,507	–	36,507	63.46	01.01.05	31.12.07		1,980,721		–

*Except for the values in the Expected value of the 2005 performance shares award columns, which are unaudited.

100% of the performance shares awarded in 2003, 2004 and 2005 are subject to performance conditions. For the 2003 and 2004 awards, the performance targets are linked to relative TSR over the three year performance period. TSR is measured relative to two separate groups of comparator companies. The first comparator group consists of the FTSE 20 together with the AEX 10 as at January 1, 2003 and 2004, respectively. The second comparator group consists of the five major integrated oil companies. Half of each conditional award will be tested against the first group and half against the second group. Details of the 2005 LTIP conditions can be found on page 89.

a For awards made prior to 2005, the market price is based on the average share price over a period of five trading days prior to and including the day on which the share awards are made. For awards made in 2005 and 2006, the market price is the opening price at the day of award. The market price of Royal Dutch Shell plc Class A and B shares is established in euro and sterling, respectively. The disclosure of the market price of awards with respect to these shares has not been presented in a dollar conversion, as such figures would not have any meaningful value.

b The expected values of the conditional performance shares awards have been calculated on the basis of a Monte Carlo pricing model provided by Towers Perrin. Currently, the Monte Carlo model is considered to be the most appropriate way to value a plan with a relative market condition and therefore the preferred best practice. This model involves generating share prices and TSRs for each company in the peer group, based on its dividend yield and volatility, taking into account the cross correlations between shares and dividends. It is used to define the probability for the shares to vest and establish share price growth associated with different ranking positions. The expected value is calculated as the value of the conditional award, discounted to reflect the probability of achieving various rankings and adjusted to reflect correlation between share price growth and TSR rankings. Risk of forfeiture is also taken into account. The expected value of the 2005 awards based on this approach is equal to 87% of the face value of the awards.

c Represents the value of the conditional shares awarded in previous years under the LTIP at the end of the financial year, which is calculated by multiplying the fair market value of the shares of Royal Dutch Shell, at December 31, 2005, by the number of shares under the LTIP that would vest based on the achievement of performance conditions up to December 31, 2005.

d Euro and sterling converted to dollar at the mean rate of exchange at the day of award.

e Euro and sterling converted to dollar at the mean rate of exchange at year end.

f On January 31, 2006, REMCO decided that in 2006, the Chief Executive be made a conditional award of performance shares under the LTIP with a face value of 2.4 times his base pay and the other Executive Directors be made a conditional award of performance shares under the LTIP with a face value of 2.2 times their base pay. On February 3, 2006, Jeroen van der Veer, Rob Routs and Peter Voser were awarded conditionally 137,168, 75,036, and 68,952 Royal Dutch Shell plc Class A shares, respectively.

g These conditional performance shares were awarded on August 19, 2003. The performance period for these conditional performance shares was January 1, 2003 to December 31, 2005. As a result of Shell's performance against its peers, REMCO determined on January 31, 2006, that none of these shares be released.

h On January 31, 2006, REMCO decided that in 2006, the Executive Directors be made a conditional award of performance shares under the LTIP with a face value of 2.2 times their base pay. On February 3, 2006, Malcolm Brinded was awarded conditionally 81,191 Royal Dutch Shell plc Class B shares.

i During her employment with the Shell Group and prior to her appointment as Chief Executive Officer of Shell Canada Limited, Linda Cook was awarded 14,000 conditional Royal Dutch ordinary shares on October 1, 2002 (including dividends accrued, equivalent to 15,884 Royal Dutch Shell plc Class A ADRs); these were released on October 1, 2005 and delivered to her on November 10, 2005. The market price at date of release was $65.64. The number of shares Linda Cook received after conversion into Royal Dutch Shell plc Class A ADRs and after Dutch and US tax withholdings was 10,041.

j On January 31, 2006, REMCO decided that in 2006, Executive Directors be made a conditional award of performance shares under the LTIP with a face value of 2.2 times their base pay. On February 3, 2006, Linda Cook was awarded conditionally 34,798 Royal Dutch Shell plc Class A ADRs.

Deferred Bonus Plan

The information in this table has been audited

	Total number of shares under award as at Jan 1, 2005	Deferred bonus shares awarded during the year[a]	Matching shares conditionally awarded during the year	Market price of deferred bonus shares and matching shares at award[b]	Dividend shares accrued during the year[c]	Average market price of dividend shares paid during the year[d]	Released/ (lapsed) during the year	Total number of shares under award as at Dec 31, 2005
Royal Dutch Shell plc Class A shares				€[e]		€[e]		
Jeroen van der Veer								
2005 award	–	26,346	6,587	25.62	287	26.35	–	33,220
2003 award	24,396	–	12,198[f]	18.33	1,813	25.28	–	38,407[g]
2002 award	7,738	–	3,869[f]	30.05	–	25.28	11,607[h]	–
Malcolm Brinded								
2003 award	14,013	–	7,007[f]	18.33	1,042	25.28	–	22,062[i]
Royal Dutch Shell plc Class B shares				£[e]		£[e]		
Malcolm Brinded								
2005 award	–	17,241	4,310	18.40	182	18.56	–	21,733

Awards made in 2002, 2003 and 2005 refer to the portion of the 2001, 2002 and 2004 annual bonus which was deferred in 2002, 2003 and 2005, respectively, and the related accrued dividends and matching shares. Deferred bonus share awards resulting from deferral of the 2005 bonus will be awarded in 2006 and disclosed in subsequent years.

a Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), in which there is no beneficial ownership. The value of these deferred bonus shares is also included in the annual bonus figures in the Earnings of Executive Directors table on page 88.

b For awards made prior to 2005, the market price is based on the average share price over a period of five trading days prior to and including the day on which the share awards are made. For awards made in 2005, the market price is the opening price at the day of award.

c Representing dividends paid during the year on the number of shares equal to the deferred bonus shares awarded, and also matching shares on those dividend shares.

d For awards made prior to 2005, the market price shown is the average at the date of the quarterly dividends paid during the year. For Royal Dutch Shell plc Class A shares, these were €23.66, €24.71, €26.12 and €26.63, respectively; for Royal Dutch Shell plc Class B shares, these were £17.19, £17.19, £18.31 and £18.78, respectively. They are converted to equivalent Royal Dutch Shell share prices, where appropriate. For awards made in 2005, the market price is the share price at the day of award of the dividends. For Royal Dutch Shell plc Class A shares this was €26.35, and for Royal Dutch Shell plc Class B shares this was £18.56.

e The market price of Royal Dutch Shell plc Class A and B shares is established in euro and sterling, respectively. The disclosure of the market price of awards with respect to these shares has not been presented in a dollar conversion, as such figures would not have any meaningful value.

f The 2002 and 2003 awards of Jeroen van der Veer and Malcolm Brinded were previously disclosed in the Annual Report and Accounts of Royal Dutch. Under Dutch corporate governance, disclosure of matching shares is not required until the awards are released. These figures represent the matching shares related to these awards conditionally accrued in previous years and not previously disclosed.

g The 2003 award of Jeroen van der Veer was awarded on March 4, 2003, and released on February 6, 2006, including 12,803 additional matching shares. The award was subject to Dutch withholding tax and the net number of shares delivered to him on February 15, 2006 was 19,339. The share price at the date of release was €27.18.

h The 2002 award of Jeroen van der Veer was awarded on March 12, 2002, and released on February 16, 2005, including 1,934 additional matching shares in Royal Dutch shares (equivalent to 3,869 Royal Dutch Shell plc Class A shares). The award was subject to Dutch withholding tax and the net number of shares delivered to him was 2,818 Royal Dutch shares (equivalent to 5,636 Royal Dutch Shell plc Class A shares). The share price at the date of release was €45.58.

i The 2003 award of Malcolm Brinded was awarded on March 4, 2003, and released on February 16, 2006, including 7,354 additional matching shares. The award was subject to Dutch and UK withholding tax and the net number of shares delivered to him on February 16, 2006 was 14,432. The share price at the date of release was €26.16.

Share options

The information in this table has been audited

	At Jan 1, 2005	Number of options exercised [cancelled/lapsed] during the year	At Dec 31, 2005	Exercise price[a]	Exercisable from date	Expiry date	Realisable gains, as at Dec 31, 2005[b]		Realised gains on share options exercised	
Options Royal Dutch Shell plc Class A shares				€			€	$[c]	€	$
Jeroen van der Veer	81,700	–	81,700	20.58	22.12.01	21.12.08	424,927	503,647	–	–
	67,500	–	67,500	29.77	23.03.03	22.03.10	0	0	–	–
	80,000	–	80,000	31.30	26.03.04	25.03.11	0	0	–	–
	210,000	[105,000]	105,000	31.05	21.03.05	20.03.12	0	0	–	–
	300,000	–	300,000	18.41	19.03.06	18.03.13	–	–	–	–
	300,000	–	300,000	20.65	07.05.07	06.05.14	–	–	–	–
Malcolm Brinded	100,000	[50,000]	50,000	31.05	21.03.05	20.03.12	0	0	–	–
	230,000	–	230,000	18.41	19.03.06	18.03.13	–	–	–	–
Linda Cook	212,600	–	212,600	21.34	05.11.07	04.11.14	–	–	–	–
Rob Routs	40,000	–	40,000	20.58	22.12.01	21.12.08	208,043	246,584	–	–
	36,000	–	36,000	29.77	23.03.03	22.03.10	0	0	–	–
	100,000	[50,000]	50,000	31.05	21.03.05	20.03.12	0	0	–	–
	98,800	–	98,800	18.41	19.03.06	18.03.13	–	–	–	–
	100,132	–	100,132	20.48	19.08.06	18.08.13	–	–	–	–
	230,000	–	230,000	20.65	07.05.07	06.05.14	–	–	–	–
Options Royal Dutch Shell plc Class B shares				£			£	$[c]	£	$
Malcolm Brinded	10,774	–	10,774	15.28	11.12.00	10.12.07	35,571	61,435	–	–
	39,996	–	39,996	12.63	22.12.01	21.12.08	237,839	410,775	–	–
	52,797	–	52,797	17.58	23.03.03	22.03.10	53,039	91,604	–	–
	4,022	–	4,022	19.59	13.11.03	12.11.10	0	0	–	–
	39,968	–	39,968	19.21	26.03.04	25.03.11	0	0	–	–
	229,866	–	229,866	13.89	07.05.07	06.05.14	–	–	–	–
Peter Voser	229,866	–	229,866	15.04	05.11.07	04.11.14	–	–	–	–
Options Royal Dutch Shell plc Class A ADRs				$				$		$
Linda Cook	13,087[d e]	–	13,087	54.31	05.03.99	05.03.08		93,965		–
	23,000[d e]	–	23,000	43.50	04.03.00	04.03.09		413,770		–
	45,000[d]	–	45,000	52.08	01.03.01	01.03.10		423,450		–
	2,175[d]	–	2,175	56.34	21.04.01	21.04.10		11,201		–
	43,750[d]	–	43,750	60.75	08.03.02	07.03.11		32,375		–
	70,000[d]	[35,000]	35,000	54.35	21.03.03	20.03.12		249,900		–
	70,500[d]	–	70,500	40.64	19.03.04	18.03.13		1,469,925		–

Shell discontinued share option grants in 2005 in favour of conditional share awards under an amended Long-Term Incentive Plan (LTIP) and an amended Deferred Bonus Plan (see also page 89).
The share options listed above relate to Royal Dutch Shell shares and have a 10 year term.
The euro-based options are not exercisable within three years of grant; the dollar based options vest in equal tranches over three years.
The price range of the Royal Dutch ordinary shares listed at the Euronext Exchange during the year up to July 20, 2005 was €41.98 to €56.40 and the market price on July 19, 2005 was €50.50. The price range of the Shell Transport Ordinary Shares listed at the London Stock Exchange during the year up to July 20, 2005 was £4.42 to £5.69 and the market price on July 19, 2005 was £5.28. The price range of the Royal Dutch ordinary shares listed at the NYSE during the year up to July 20, 2005 was $55.57 to $67.05 and the market price on July 19, 2005 was $62.15. The price range of the Royal Dutch Shell plc Class A shares listed at the Euronext Exchange during the year from July 20, 2005 was €24.32 to €27.66 and the market price at year end was €25.78. The price range of the Royal Dutch Shell Class B plc shares listed at the London Stock Exchange during the year from July 20, 2005 was £17.27 to £19.59 and the market price at year end was £18.58. The price range of the Royal Dutch Shell plc Class A ADR shares listed at the NYSE during the year from July 20, 2005 was $58.17 to $67.44 and the market price at year end was $61.49.
There were no other changes in the above interests in share options during the period from December 31, 2005 to March 1, 2006.

a The exercise price is the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the options are granted (not at a discount). The market price of Royal Dutch Shell plc Class A and B shares is established in euro and sterling, respectively. The disclosure of the market price of awards with respect to these shares has not been presented in a dollar conversion, as such figures would not have any meaningful value.
b Represents the value of unexercised share options granted in previous years at the end of the financial year, which is calculated by taking the difference between the exercise price of the option and the fair market value of the shares of Royal Dutch Shell at December 31, 2005, and multiplied by the number of shares under option at December 31, 2005. The actual gain, if any, an Executive Director will realise, will depend on the market price of the Royal Dutch Shell shares at the time of exercise.
c Euro and sterling converted to dollar at the mean rate of exchange at year end.
d During her employment with the Shell Group and prior to her appointment as Chief Executive Officer of Shell Canada Limited, Linda Cook was awarded dollar-based options and Stock Appreciation Rights.
e Stock Appreciation Rights with an entitlement to receive any gain upon exercise in either cash or shares. Linda Cook exercised these Stock Appreciation Rights on February 3, 2006. The market price on the date of exercise was $66.19. The realised gains were $163,752 and $541,701, respectively. These gains were subject to Dutch, UK and US tax withholdings and the net gains delivered to her were $104,065 and $344,251, respectively.

All-employee share schemes

Executive Directors are currently not eligible to participate in the Global Employee Share Purchase Plan or in any of the all-employee share plans in their home countries.

Shareholdings

Executive Directors are expected to build up shareholdings to the value of two times their base pay over five years. Until the targets are met, they are required to retain 50% of the shares received through the release of LTIP awards and matching shares under the Deferred Bonus Plan from 2008 onwards. Once the targets have been met, they are required to hold the shares and maintain that level until retirement. You can find details of Directors' shareholdings on page 77.

Performance graphs

The graphs below compare, on the basis required by Schedule 7A of the Companies Act 1985, the TSR of Royal Dutch Shell and that of the companies comprising the Euronext 100 share index and the FTSE 100 share index. The first graph shows the comparison for the Royal Dutch shares and subsequently Royal Dutch Shell plc Class A shares as listed at the Euronext Exchange over the five year period from 2001 to 2005 versus the Euronext 100 share index. The second graph shows the comparison for the Royal Dutch Shell plc Class A shares as listed at the Euronext Exchange from July 20, 2005 versus the Euronext 100 share index. The third graph shows the comparison for the Shell Transport shares and subsequently Royal Dutch Shell plc Class B shares as listed at the London Stock Exchange over the five year period from 2001 to 2005 versus the FTSE 100 share index. And the fourth graph shows the comparison for the Royal Dutch Shell plc Class B shares as listed at the London Stock Exchange from July 20, 2005 versus the FTSE 100 share index. The Board regards the Euronext 100 and the FTSE 100 share indices as an appropriate broad market equity index for comparison, as they are the leading market indices in Royal Dutch Shell's home markets.

1.
Historical TSR performance of Royal Dutch Shell plc Class A
Growth in the value of a hypothetical €100 holding over five years
Euronext 100 comparison based on 30 trading day average values



Value of hypothetical €100 holding
140
130
120
110
100
90
80
70
60
50
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Royal Dutch Shell plc Class A
Date
Euronext 100

2.
Historical TSR performance of Royal Dutch Shell plc Class A
Growth in the value of a hypothetical €100 holding since the Unification Transaction on 20th July 2005. Euronext 100 comparison based on 30 trading day average values (averaged forward from the Unification Transaction and backwards from year end)



Value of hypothetical €100 holding
110
100
90
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Royal Dutch Shell plc Class A
Date
Euronext 100

3.
Historical TSR performance of Royal Dutch Shell plc Class B
Growth in the value of a hypothetical £100 holding over five years
FTSE 100 comparison based on 30 trading day average values



Value of hypothetical £100 holding
140
130
120
110
100
90
80
70
60
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Royal Dutch Shell plc Class B
Date
FTSE 100

4.
Historical TSR performance of Royal Dutch Shell plc Class B
Growth in the value of a hypothetical £100 holding since the Unification Transaction on 20th July 2005. FTSE 100 comparison based on 30 trading day average values (averaged forward from the Unification Transaction and backwards from year end)



Value of hypothetical £100 holding
110
100
90
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Royal Dutch Shell plc Class B
Date
FTSE 100

Pension and benefits

Pension policy

Retirement benefit arrangements for Executive Directors are based on local market practices and the overall value of the remuneration package necessary to attract and retain high-calibre individuals. Cost, affordability, sustainability, sharing of investment risks and local legislation are taken into account in the design and execution of these arrangements.

Executive Directors' pension plans

The Executive Directors are members of the following plans. Under these arrangements only base pay is pensionable except in relation to Linda Cook. In line with standard US market practice, under the US plans Linda Cook's annual bonus is also pensionable. Contribution rates for Executive Directors are the same as for other employees under these plans. Contributions to these funds are based on the advice of actuaries. Under the US defined benefit plans employee contributions are not required.

Executive Director	Pension Plan
Jeroen van der Veer Rob Routs	The Stichting Shell Pensioenfonds (SSPF)
Malcolm Brinded	The Shell Contributory Pension Fund (SCPF – for his past service in the UK) The Shell Overseas Contributory Pension Fund (SOCPF – for his past and current service overseas)
Linda Cook	The Shell Pension Plan (SPP) The US Senior Staff Pension Plan (US SSPP) The Shell Provident Fund for US employees (SPF) The Shell Pay Deferral Investment Fund for US employees (SPDIF) The Senior Executive Group Deferral Plan (SEGDP) The Senior Staff Savings Fund (SSSF)
Peter Voser	The Shell Swiss Expatriate Pension Fund (SSEPF)

These plans offer the following benefits to Executive Directors:

Pension plan	Plan type	Plan retirement date for Executive Directors	Maximum pension	Surviving dependent benefit	Death-in-service benefit	2005 employer contribution	2005 employee contribution
SSPF	Defined Benefit	Between 55 and 65	2/3 of final remuneration	Provision for 70% of actual or prospective pension	Lump sum of 2 x annual base pay	20%	8% of pensionable base pay above premium threshold
SCPF	Defined Benefit	June 30 following 60th birthday	2/3 of final remuneration (from April 6, 2006 limited to the Life-Time Allowance maximum or personal lifetime allowance)	60% of actual or prospective pension	Lump sum of 3 x annual pensionable base pay	17.7%	2% of relevant earnings < £30,000 and 6% of relevant earnings in excess of £30,000
SOCPF	Defined Benefit	June 30 following 60th birthday	No maximum; accrual is 1/54 x years of service x pensionable salary	60% of actual or prospective pension	Lump sum of 3 x annual pensionable base pay	55%	2% of relevant earnings ≤ £30,000 and 6% of relevant earning in excess of £30,000
SPP	Defined Benefit	Provisions allow for retirement at age 60	No maximum; accrual is 1.6% x years of service x average final compensation with early age discounts before age 60	50% of actual or prospective pension with a maximum of 100% minus actuarial reduction	N/A	Currently no funding required	N/A
US SSPP	Defined Benefit	N/A	No maximum. If eligible, up to an additional 5 years of age and service	50% of actual or prospective pension with a maximum of 100% minus actuarial reduction	N/A	N/A	N/A
SPF	Savings plan	N/A	Dependent on total contributions and earnings in plan	Account balance	N/A	After 1 year of participation: 2.5%; after 6 years: 5%; after 9 years: 10%	Voluntary
SPDIF	Savings plan	N/A	Dependent on total contributions and earnings in plan	Account balance	N/A	N/A	Voluntary contributions up to $15,000 p.a.
SEGDP	Savings plan	N/A	Dependent on total contributions and earnings in plan	Account balance	N/A	10% of pensionable earnings for amounts that exceed US regulation for contributions to SPF	Voluntary
SSSF	Savings plan	N/A	Dependent on total contributions and earnings in plan	Account balance	N/A	N/A	Voluntary
SSEPF	Defined Benefit	June 30 following 60th birthday	63% of final remuneration	70% of prospective pension	N/A. (Lump sum death-in-service benefit of 2 x annual base pay provided by the company)	10%	10%

In the UK, changes to pension law including the introduction of a lifetime allowance which limits tax-efficient pension savings were introduced with effect from April 6, 2006. Malcolm Brinded's retirement entitlements in the SOCPF are not affected by these changes. His past service entitlements within the SCPF will grow in line with any future salary changes and he will be able to elect for these to be within either the current SCPF or a supplementary unapproved pension plan to be established for British senior executives.

In light of changes to Swiss pension law introducing a cap on insured benefits, the pension policy for the Swiss Executive Director was reviewed in 2005. In order to continue to offer Peter Voser similar retirement benefits as the other Executive Directors, in the course of 2006 a supplementary defined benefit plan will be established which will deliver the balance of pension in retirement.

Taking account of developments in age discrimination legislation in jurisdictions relevant to Royal Dutch Shell, REMCO decided to depart from a policy of mandatory retirement at a particular age for Executive Directors. REMCO will agree retirement schedules with Executive Directors to retire as required to plan effective executive leadership succession, taking into account applicable legislation and the individual's preferences.

Executive Directors' pension interests

During 2005, Jeroen van der Veer, Malcolm Brinded, Linda Cook, Rob Routs and Peter Voser accrued retirement benefits under defined benefit plans (2004: in total eight Royal Dutch and Shell Transport Managing Directors). In 2005, one Royal Dutch Shell Executive Director also accrued retirement benefits under defined contribution schemes (2004: one Royal Dutch and one Shell Transport Managing Director). Executive Directors accrued pension benefits during 2005 as detailed in the following table which is stated both in the local currency in which the interests are accrued and in dollar. The transfer values are calculated using the cash equivalent transfer value method in accordance with Actuarial Guidance Note 11.

Pensions

The information in this table has been audited

						Accrued pension
	At Dec 31, 2005[a]		Increase over the year[b c]		Increase over the year (excluding inflation)[b c]	
Thousands	€	$	€	$	€	$
Jeroen van der Veer[d]	946.00	1,121.25	169.00	210.09	156.00	193.93
Rob Routs	536.00	635.30	30.00	37.29	23.00	28.59
Thousands	£	$	£	$	£	$
Malcolm Brinded[e]	439.35	758.81	28.10	51.09	19.10	34.72
Thousands		$		$		$
Linda Cook[f]		578.84		167.46		153.41
Thousands	CHF	$	CHF	$	CHF	$
Peter Voser[g]	526.63	401.12	266.00	213.58	263.40	211.49

								Transfer values of accrued benefits
	At Dec 31, 2005[a]		At Dec 31, 2004[b c]		Increase over the year less Director's contribution[b c]		Increase in accrued pension over the year (excluding inflation) less Director's contribution[d e]	
Thousands	€	$	€	$	€	$	€	$
Jeroen van der Veer[d]	13,406.00	15,889.53	10,537.00	12,489.04	2,752.00	3,421.18	2,155.00	2,679.02
Rob Routs	7,778.00	9,218.92	7,039.00	8,343.01	671.00	834.16	268.00	333.17
Thousands	£	$	£	$	£	$	£	$
Malcolm Brinded[e h]	7,832.10	13,526.94	6,219.10	10,741.11	1,571.10	2,856.29	297.80	541.41
Thousands		$		$		$		$
Linda Cook[f]		3,218.87		2,064.59		1,154.29		853.10
Thousands	CHF	$	CHF	$	CHF	$	CHF	$
Peter Voser[g]	5,185.10	3,949.35	2,467.08	1,879.10	2,590.02	2,079.63	2,465.30	1,979.48

a Euro, sterling, and Swiss franc converted to dollar at the year end rate of exchange.
b Euro, sterling, and Swiss franc converted to dollar at the quarterly average rate of exchange.
c Includes an accrued pension increase and a movement in the exchange rate between the euro/sterling/Swiss franc and dollar over the period disclosed.
d Jeroen van der Veer's salary increase with effect from November 1, 2004 did not come into payment until 2005. The 2005 figures in this table reflect the increase arising from 2004 and 2005.
e The figures shown reflect Malcolm Brinded's entitlements under the SCPF and the SOCPF combined.
f In respect of Linda Cook, the company contributed $197,746 to the Shell Provident Fund for US employees (SPF) and the Senior Executive Group Deferral Plan (SEGDP), both of which are defined contribution plans.

g Peter Voser became a member of the Shell Swiss Expatriate Pension Fund on October 4, 2004. His accrued rights from his previous employer have been transferred into the fund and are included in his accrued pension at December 31, 2004. Additional funding has been provided by the company in 2005 such that pension benefits under the SSEPF that are available to him will be equivalent to the pension benefit which would have been available to him under the SSEPF had he been a continuous active member of the SSEPF since January 1 following his 24th birthday to the date of him joining the SSEPF. The additional funding amounted to a one-off payment to the SSEPF of CHF3.43 million/$2.61 million (Swiss franc converted to dollar at the year end rate of exchange), which was paid in August 2005.

h The assumptions used to calculate transfer values from the relevant schemes under GN11 have changed with effect from January 1, 2006. The transfer values of the accrued benefits of Malcolm Brinded calculated under the new assumptions would change to:
> As December 31, 2005: £9,595,800;
> Increase over the year less Directors' contributions: £3,334,800;
> Increase over the year (excluding inflation) less Directors' contributions: £374,300.
The transfer values of the accrued benefits of the other Executive Directors will not be affected by the new assumptions.

Benefits and perquisites policy

Executive Directors' occupational and other benefits as well as perquisites are established in line with those for senior executives and regular employees on the basis of local market practices. Executive Directors are not eligible for the life cycle savings scheme which was introduced for Shell employees working in the Netherlands on January 1, 2006. Personal loans or guarantees are not granted to Executive Directors. Executive Directors' expenses are audited internally and reviewed by REMCO on a regular basis.

2005 Total compensation

Executive Directors' remuneration policy and actual compensation decisions are based on the levels of target total direct compensation set by REMCO. *Target total direct compensation comprises base pay plus annual bonus plus the expected value of long-term incentives, and it excludes pension, benefits* and perquisites. The 2005 target total direct compensation levels are shown below in the Target total direct compensation table.

During 2005 Executive Directors received a total compensation package consisting of salary and fees, bonus, cash and other benefits (together: total emoluments) plus any realised gains on long-term incentives (through share options exercise and/or release of conditional performance shares, deferred bonus awards and restricted shares) plus an enhancement in the value of their retirement entitlements. The 2005 actual direct compensation amounts are shown below in the Actual total compensation table.

Target total direct compensation

REMCO bases its policy and actual remuneration decisions on target total direct compensation levels Executive Directors are expected to receive if the expected values of each incentive are realised. The 2005 target total compensation levels are shown in the table below.

These numbers are used only to assist decision making. The actual amount of total compensation Executive Directors will realise in any year will depend on the Shell Group scorecard performance in the year under review as well as on the performance and the market price of the Royal Dutch Shell shares at the *time of release of the Deferred Bonus and LTIP awards, at the end of the performance period of these awards. However, REMCO endorses these on-target* levels of total direct compensation and the underlying expected performance of Executive Directors.

Target total direct compensation of Executive Directors in office as at July 1, 2005

	Base pay €	On-target bonus €	On-target LTIP €[a]	On-target DBP €[b]	Total €	Total $[c]
Jeroen van der Veer	1,550,000	1,550,000	3,247,560	420,050	**6,767,610**	**8,150,310**
Malcolm Brinded	1,050,000	1,050,000	2,016,630	284,550	**4,401,180**	**5,300,391**
Linda Cook[d]	850,000	850,000	1,632,510	230,350[d]	**3,562,860**	**4,290,793**
Rob Routs[d]	925,000	925,000	1,776,555	250,675[d]	**3,877,230**	**4,669,392**
Peter Voser[e]	850,000	850,000	1,632,510	230,350[e]	**3,562,860**	**4,290,793**

a The expected values of the conditional performance shares awards under the Long-Term Incentive Plan have been calculated on the basis of a Monte Carlo pricing model provided by Towers Perrin. Currently, the Monte Carlo model is considered to be the most appropriate way to value a plan with a relative market condition and therefore the preferred best practice. This model involves generating share prices and TSRs for each company in the peer group, based on its dividend yield and volatility, taking into account the cross correlations between shares and dividends. It is used to define the probability for the shares to vest and establish share price growth associated with different ranking positions. The expected value is calculated as the value of the conditional award, discounted to reflect the probability of achieving various rankings and adjusted to reflect correlation between share price growth and TSR rankings. Risk of forfeiture is also taken into account. The expected value of the 2005 awards under the Long-Term Incentive Plan based on this approach is equal to 87% of the face value of the awards.

b The expected values of the conditional performance-related matching shares under the Deferred Bonus Plan have been calculated on the basis of a Monte Carlo pricing model provided by Towers Perrin. Currently, the Monte Carlo model is considered to be the most appropriate way to value a plan with a relative market condition and therefore the preferred best practice. This model involves generating share prices and TSRs for each company in the peer group, based on its dividend yield and volatility, taking into account the cross correlations between shares and dividends. It is used to define the probability for the shares to vest and establish share price growth associated with different ranking positions. The expected value is calculated as the value of the conditional award, discounted to reflect the probability of achieving various rankings and adjusted to reflect correlation between share price growth and TSR rankings. Risk of forfeiture is also taken into account. The full expected value of the 2005 awards under the Deferred Bonus Plan, including the conditional performance-related matching shares, is equal to 27% of base pay.

c Euro converted to dollar at the applicable quarterly average rate of exchange.

d Linda Cook and Rob Routs have chosen not to defer any of their 2005 annual bonus into the Deferred Bonus Plan. They therefore will not realise any Deferred Bonus Plan gains in their 2009 actual total compensation.

e Peter Voser has chosen to defer 25% of his 2005 annual bonus into the Deferred Bonus Plan. Therefore he is expected to realise only half of the value in the column "On-Target DBP" as stated above in his 2009 actual total compensation.

2005 Actual total compensation

The actual amounts of total compensation to Executive Directors in 2005 are shown in the table below. Details of each of the figures in the table can be found in the following tables, which are shown on pages 88, 90 to 92 and 95: Earnings of Executive Directors in office during 2005, Long-Term Incentive Plan, Deferred Bonus Plan, Share options and Pensions.

Actual total compensation of Executive Directors in office in 2005

					€[a]
	Jeroen van der Veer	Malcolm Brinded	Linda Cook	Rob Routs	Peter Voser
Total emoluments	3,484,246[b]	2,397,835	2,494,417	2,178,237	2,005,740
Release of 2002 Deferred Bonus award	176,349	–	–	–	–
Release of 2002 restricted share award	–	–	548,108[c]	–	–
Share option gains	–	–	–	–	–
Pension benefits[d]	2,155,000[e]	435,397	845,299	268,000	1,592,330
Total compensation in euro	5,815,595	2,833,232	3,887,824	2,446,237	3,598,070
Total compensation in dollar[a]	7,239,942	3,527,557	4,810,870	3,041,070	4,459,117
Total compensation in sterling[a]	3,977,709	1,937,854	2,659,165	1,673,159	2,460,982

a Dollar and sterling converted to euro and euro converted to dollar and euro converted to sterling at the applicable quarterly average rate of exchange.

b Jeroen van der Veer's salary increase with effect from November 1, 2004 did not come into payment until 2005. His 2005 total emoluments figure as stated here excludes a payment of €32,500 relating to his November and December 2004 salary.

c During her employment with the Shell Group and prior to her appointment as Chief Executive Officer of Shell Canada Limited Linda Cook received an award of conditional Royal Dutch ordinary shares which were released in 2005.

d The value of the retirement benefits is based on the transfer value of the increase in accrued benefits over 2005 (excluding inflation) less Executive Directors' contributions plus any employer contributions to defined contribution plans, if appropriate (see pensions table and footnotes on page 95).

e Jeroen van der Veer's salary increase with effect from November 1, 2004 did not come into payment until 2005. The 2005 pension figure in this table reflects the increase arising from 2004 and 2005.

Directors' Remuneration Report – Executive Directors' contracts of service

Contracts policy
Contracts for Executive Directors are governed by Dutch law. They contain similar terms and conditions to those for our senior executives based in the Netherlands. The contracts end at retirement or by notice of either party. They expire automatically on the employee's retirement.

Standard Executive Directors' contracts do not contain any predetermined settlements for early termination. REMCO will recommend terms and conditions for any situation where severance payment is appropriate, taking into consideration applicable law and corporate governance provisions. Temporary severance arrangements may be agreed to help the recruitment process if Executive Directors are appointed from outside the Shell Group.

Executive Directors' service contracts
Executive Directors of Royal Dutch Shell do not have a contract of service with Royal Dutch Shell. Jeroen van der Veer, Malcolm Brinded, Rob Routs and Peter Voser have employment contracts, effective from July 20, 2005, with Shell Petroleum N.V. Linda Cook's contract, effective August 1, 2005, is with Shell Expatriate Employment US Inc. Under Netherlands law, their contracts entitle them to the statutory notice period that applies for employees in the Netherlands. This is one month for an employee and up to a maximum of four months for the employer, depending on the duration of the employment contract concerned at the time of termination. Jeroen van der Veer and Rob Routs will stand for re-election at the Annual General Meeting (AGM) of 2006; Malcolm Brinded and Linda Cook at the AGM of 2007; Peter Voser at the AGM of 2008.

Peter Voser's contract includes a temporary severance arrangement if before October 4, 2007 the following occurs: a company-initiated termination for reasons other than gross misconduct; Mr Voser's reporting relationships or executive finance leadership responsibilities substantially change to his detriment compared to the position as it was originally offered to him, without his prior consent; his annual base salary is decreased by the employer without agreement between the employer and Mr Voser. In these circumstances, his severance pay would be equal to his gross annual base pay plus his most recent bonus, but in no event less than €1,500,000.

During the year, retiring or past Executive Directors did not receive any payments on termination.

External appointments
The Board considers external appointments to be valuable in broadening Executive Directors' knowledge and experience. The Board also believes they are of benefit to Shell, as long as they do not involve an excessive commitment or conflict of interest. The number of outside directorships is therefore generally limited to one. The Board must explicitly approve such appointments. Executive Directors are required to pass any cash payments they receive from external directorships and similar sources on to their employing company. Executive Directors may keep payments from external directorships received in shares.

During 2005 Linda Cook received compensation for her services as a Director of Boeing in the form of deferred stock units at a value of $190,000. Under the rules of the Deferred Compensation Plan for Directors of the Boeing Company, these deferred stock units will not be distributed to her as Boeing shares until after her retirement or other termination of Boeing Board service.

Directors' Remuneration Report – Non-executive Directors

Remuneration policy

The Board determines the fees payable to Directors of Royal Dutch Shell, within a limit specified by the Articles of Association. The annual limit was set at £2,500,000 ($4,545,041[b]). In 2005, the total amount of fees to Royal Dutch Shell Non-executive Directors was £778,949 ($1,404,090[b]). The Board reviews Non-executive Directors' remuneration levels periodically to ensure they are aligned with other major listed companies. Adjustments are made, where appropriate. Personal loans or guarantees are not granted to Non-executive Directors.

Fees

Non-executive Directors' fees are set in sterling. All Non-executive Directors of Royal Dutch Shell are paid an annual fee of £70,000 ($127,261[b]). The fee level set for the Chairman of the Board is £500,000 ($909,008[b]). However, the current Chairman of the Board, Aad Jacobs, elected to be paid £150,000 ($272,702[b]). The Senior Independent Director, Lord Kerr of Kinlochard, receives an additional fee of £30,000 ($54,540[b]). Additional committee fees are shown in the table below. Non-executive Directors are paid an additional fee of £3,000 ($5,454[b]) for any Board meeting involving intercontinental travel, although there will be no payment for one meeting per year requiring intercontinental travel, held in a location other than The Hague.

	Additional annual Chairman's fee[a]		Additional annual member's fee	
Committee name	£	$[b]	£	$[b]
Audit Committee	25,000	45,450	15,000	27,270
Remuneration Committee	20,000	36,360	11,500	20,907
Social Responsibility Committee	15,000	27,270	8,000	14,544
Nomination and Succession Committee	15,000	27,270	8,000	14,544

a The Chairman of a committee of the Board does not receive an additional fee for membership of that committee.
b Sterling converted to dollar at the applicable quarterly average rate of exchange.

Executive Directors of Royal Dutch Shell do not receive any Directors' fees. There are currently no proposals to increase Royal Dutch Shell Non-executive Directors' fees in 2006.

The table below shows the earnings of the Non-executive Directors in office during 2005, in dollar, euro and sterling, where appropriate. The figures include fees paid by Royal Dutch and Shell Transport during 2005 for respective Board service until resignation.

Earnings of Non-executive Directors of Royal Dutch Shell in office during 2005

The information in this table has been audited

Royal Dutch Shell Non-executive Directors	2005	2004	2005	2004
	£[a]	€	$[b]	$[b]
Aad Jacobs[c]	101,921	77,000	182,885	95,628
Maarten van den Bergh[d]	72,144	93,468	129,818	116,080
Wim Kok	63,768	62,000	114,897	77,000
Aarnout Loudon[c]	73,177	69,000	131,825	85,693
Christine Morin-Postel[c]	64,275	31,000[e]	115,847	38,500
Lawrence Ricciardi[c]	88,052	90,500	158,885	112,394
	£	£	$[b]	$[b]
Lord Kerr of Kinlochard	87,528	50,000	157,556	91,550
Sir Peter Burt	70,278	50,000	127,090	91,550
Nina Henderson	89,278	65,000	161,288	119,015
Sir Peter Job	68,528	50,000	123,999	91,550

a The 2005 Royal Dutch fees paid in euro have been converted to sterling at the applicable quarterly average rate of exchange.
b Sterling and euro converted to dollar at the applicable quarterly average rate of exchange.
c Fees in 2005 include a fee of £500 received for Board membership of Royal Dutch between July 20 and December 21, 2005.
d Maarten van den Bergh received fees from the Shell Group companies in respect of duties performed by him as Director of these companies in 2004 and in 2005 up to June 30. In 2004 they amounted to €27,968/£18,982. In 2005, they amounted to €13,810/£9,474.
e Appointed as from July 1, 2004.

Directors' Remuneration Report – Non-executive Directors

The table below shows the earnings of the Members of the Supervisory Board of Royal Dutch and the Non-executive Directors of Shell Transport who retired from their respective Boards during 2005 and were not appointed to the Board of Royal Dutch Shell.

Earnings of the Members of the Supervisory Board of Royal Dutch and the Non-executive Directors of Shell Transport retiring during 2005

Former members of the Royal Dutch Supervisory Board[a]	2005	2004	2005	2004
	€	€	$[b]	$[b]
Hubert Markl	58,500	62,546	75,149	77,678
Former Shell Transport Non-executive Directors[c]	£	£	$[b]	$[b]
Teymour Alireza	30,621	65,000	57,354	119,015
Dr Eileen Buttle	30,556	52,500	57,231	96,127
Luis Giusti	33,778	69,500	63,266	127,254
Sir Mark Moody-Stuart[d]	34,096	68,982	63,862	126,306
Lord Oxburgh	83,333	133,134[e]	156,084	243,768

a This member of the Royal Dutch Supervisory Board resigned on June 29, 2005.
b Sterling and euro converted to dollar at the quarterly average rate of exchange.
c These Shell Transport Non-executive Directors resigned on July 20, 2005, except for Teymour Alireza and Sir Mark Moody-Stuart who resigned on June 28, 2005.
d Sir Mark Moody-Stuart received fees from the Shell Group companies in respect of duties performed by him as Director of these companies in 2004 and in 2005 up to June 30. In 2004 they amounted to €27,968/£18,982. In 2005, they amounted to €13,810/£9,474.
e Lord Oxburgh received fees in respect of duties performed by him as Chairman of the Conference in 2004; they amounted to €60,600/£41,123.

Hubert Markl resigned from the Supervisory Board of Royal Dutch on June 29, 2005. He received Royal Dutch Supervisory Board fees equivalent to the amount he would have received had he stayed on the Board until the end of 2005. During the year, retiring or past Non-executive Directors did not receive any other payments on termination.

Long-term incentives

Non-executive Directors are not eligible for any long-term incentive awards. However, some Non-executive Directors hold share options relating to their former service with the Group. The table below shows the share options interests of the Non-executive Directors in office during 2005. These grants which were made over Royal Dutch and Shell Transport shares, have been converted into Royal Dutch Shell share entitlements at the appropriate conversion rates. Other than consequential changes, the terms and conditions applicable to the grants have generally not been altered as a result of this conversion.

Share options

	At Jan 1, 2005	Number of options exercised (cancelled/ lapsed) during the year	At Dec 31, 2005	Exercise price[a]	Exercisable from date	Expiry date	Realisable gains as at Dec 31, 2005[b]		Realised gains on share options exercised	
Royal Dutch Shell Non-executive Director – This information has been audited										
Options Royal Dutch Shell plc Class A shares				€			€	$[c]	€	$
Maarten van den Bergh	75,900	(75,900)	0	20.58	22.12.01	29.06.05	–	–	160,230[d]	207,123[e]
Former Shell Transport Non-executive Director										
Options Royal Dutch Shell plc Class B shares				£			£	$[c]	£	$
Sir Mark Moody-Stuart[f]	126,656	–	126,656	12.63	22.12.01	29.06.06	753,170	1,300,812	–	–
	104,948	–	104,948	17.58	23.03.03	29.06.06	105,428	182,086	–	–

The share options listed above relate to Royal Dutch Shell shares and have a 10 year term. The euro-based options are not exercisable within three years of grant. The price range of the Royal Dutch ordinary shares listed at the Euronext Exchange during the year up to July 20, 2005 was €41.98 to €56.40 and the market price on July 19, 2005 was €50.50. The price range of the Shell Transport Ordinary Shares listed at the London Stock Exchange during the year up to July 20, 2005 was £4.42 to £5.69 and the market price on July 19, 2005 was £5.28. The price range of the Royal Dutch Shell plc Class A shares listed at the Euronext Exchange during the year from July 20, 2005 was €24.32 to €27.66 and the market price at year end was €25.78. The price range of the Royal Dutch Shell plc Class B shares listed at the London Stock Exchange during the year from July 20, 2005 was £17.27 to £19.59 and the market price at year end was £18.58.

There were no other changes in the above interests in share options during the period from December 31, 2005 to March 1, 2006.

a The exercise price is the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the options are granted (not at a discount). The market price of Royal Dutch Shell plc Class A and B shares is established in euro and sterling respectively the disclosure of the market price of awards with respect to their shares has not been presented in a dollar conversion as such figures would not have any meaningful value.
b Represents the value of unexercised share options granted in previous years at the end of the financial year, which is calculated by taking the difference between the exercise price of the option and the fair market value of Royal Dutch Shell at December 31, 2005, and multiplied by the number of shares under option at December 31, 2005. The actual gain, if any, an Executive Director will realise, will depend on the market price of the Royal Dutch Shell shares at the time of exercise.
c *Euro and sterling converted to dollar at the mean rate of exchange at year end.*
d Maarten van den Bergh exercised these options on April 28, 2005. The market price on the date of exercise was €45.38 (Royal Dutch share price). The gain as stated in this table was subject to Dutch withholding tax and the net gain delivered to him was €120,180.
e Euro converted to dollar at the mean rate of exchange on the day of exercise.
f Sir Mark Moody-Stuart resigned from the Board of Shell Transport on June 28, 2005.

Non-executive Directors' pension interests

Non-executive Directors do not accrue any retirement benefits as a result of their Non-executive Directorships with Royal Dutch Shell. During his service as a Managing Director for the Shell Group, Maarten van den Bergh accrued retirement benefits under the Shell Petroleum Company Limited Managing Directors' Pension Scheme. This is an unfunded defined benefit plan. The values of his pension benefits during 2005 are detailed in the following table which is stated both in the local currency in which they are accrued and in dollar. The transfer values are calculated using the cash equivalent transfer value method in accordance with Actuarial Guidance Note 11. Maarten van den Bergh currently receives a pension from this fund.

Pensions

The information in this table has been audited

						Accrued pension
	At Dec 31, 2005[a]		Increase over the year[bc]		Increase over the year (excluding inflation)[bc]	
Thousands	£	$	£	$	£	$
Maarten van den Bergh	43.28	74.75	1.26	2.29	0.34	0.61

								Transfer values of accrued benefits
	At Dec 31, 2005[a]		At Dec 31, 2004[a]		Increase over the year less Director's contributions[bc]		Increase in accrued pension over the year (excluding inflation) less Director's contributions[bc]	
Thousands	£	$	£	$	£	$	£	$
Maarten van den Bergh	923.60	1,595.16	987.40	1,705.35	63.80	115.99	7.70	14.00

a Sterling converted to dollar at the year end rate of exchange.
b Sterling converted to dollar at the quarterly average rate of exchange.
c Includes an accrued pension increase and a movement in the exchange rate between the sterling and dollar over the period disclosed.

Appointments

In accordance with the Combined Code (see also page 79), Non-executive Directors are appointed for specified terms of office, subject to the provisions of the Articles of Association regarding their election and re-election at the Annual General Meetings. Non-executive Directors' appointments are subject to three months' notice and there is no compensation provision for early termination. The term of appointment of the current Non-executive Directors is until the close of business of the Annual General Meeting in 2007, except for Aad Jacobs who will resign after the 2006 AGM on June 1, 2006. Full details of their appointments are contained in their appointment letters, dated July 2005. You can obtain a copy of the standard letter of appointment for Non-executive Directors from the Company Secretary.

Compensation of Directors and officers

Royal Dutch Shell and companies of the Shell Group paid and/or accrued a total amount of compensation of $19,786,425 for services in all capacities that Directors and officers of Royal Dutch Shell provided during the fiscal year ended December 31, 2005. This does not include the fees paid to Members of the Supervisory Board and Non-executive Directors of Royal Dutch up to December 21, 2005 and Non-executive Directors of Shell Transport up to July 20, 2005. Royal Dutch Shell and companies of the Shell Group accrued a total amount of $6,597,916 (excluding inflation), to provide pension, retirement and similar benefits for Directors and officers of Royal Dutch Shell during the fiscal year ended December 31, 2005. You can find biographies of the Directors and officers on page 5.

Signed on behalf of the Board
Michiel Brandjes
Company Secretary
March 8, 2006

Report of the Independent Auditors

United Kingdom Opinion

Independent auditors' report to the members of Royal Dutch Shell plc

We have audited the Consolidated and Parent Company Financial Statements ("The Financial Statements") of Royal Dutch Shell plc for the year ended December 31, 2005. The Consolidated Financial Statements comprise the Consolidated Statement of Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes to the Consolidated Financial Statements. The Parent Company Financial Statements comprise the Statement of Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related Notes to the Parent Company Financial Statements. The Consolidated and Parent Company Financial Statements have been prepared under the accounting policies set out in the respective notes to The Financial Statements. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and The Financial Statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit The Financial Statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our consent in writing.

We report to you our opinion as to whether The Financial Statements give a true and fair view and whether The Financial Statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with The Financial Statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance report reflects Royal Dutch Shell's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Financial Statements. The other information comprises the Chairman's Message, the Chief Executive's Message, the Board of Royal Dutch Shell plc, the Unification of Royal Dutch and Shell Transport, Selected Financial Data, the Operating and Financial Review, the Report of the Directors, the Corporate Governance report, the unaudited part of the Directors' Remuneration Report, the Supplementary Information, the Additional Shareholder Information and the Exhibits. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with The Financial Statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in The Financial Statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of The Financial Statements, and of whether the accounting policies are appropriate to the Group's and Parent Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that The Financial Statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in The Financial Statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

> The Financial Statements give a true and fair view, in accordance with International Financial Reporting Standards as adopted by the European Union, of the state of the Group's and the Parent Company's affairs as at December 31, 2005 and of the Group's and the Parent Company's income, changes in equity and cash flows for the year then ended; and

> The Financial Statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

March 8, 2006

Note that the United Kingdom Opinion set out above is included for the purposes of Royal Dutch Shell's Annual Report and Accounts only and does not form part of Royal Dutch Shell's Annual Report on Form 20-F for 2005.

The maintenance and integrity of the Shell.com website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to The Financial Statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

United States Opinion

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Royal Dutch Shell plc

We have audited the accompanying Consolidated Balance Sheets of Royal Dutch Shell plc and its subsidiaries as of December 31, 2005 and 2004, and the related Consolidated Statement of Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Royal Dutch Shell plc and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the Consolidated Financial Statements.

PricewaterhouseCoopers LLP
London, United Kingdom

March 8, 2006

Note that the United States opinion set out above is included for the purposes of Royal Dutch Shell's Annual Report on Form 20-F for 2005 only and does not form part of Royal Dutch Shell's Annual Report and Accounts for 2005.

Index to the Consolidated Financial Statements

Consolidated Financial Statements

Consolidated Statement of Income

	Note	2005	2004
			$ million
Revenue[a b]		306,731	266,386
Cost of sales[c]		252,622	223,259
Gross profit		54,109	43,127
Selling, distribution and administrative expenses		15,482	15,098
Exploration		1,286	1,809
Share of profit of equity accounted investments	14	7,123	5,015
Interest and other income	6	1,171	1,483
Interest expense	6	1,068	1,059
Income before taxation		44,567	31,659
Taxation	21	17,999	12,168
Income from continuing operations		26,568	19,491
Income/(loss) from discontinued operations	10	(307)	(234)
Income for the period		26,261	19,257
Income attributable to minority interest		950	717
Income attributable to shareholders of Royal Dutch Shell plc		25,311	18,540

	2005	2004
a Revenue is stated after deducting sales taxes, excise duties and similar levies of $72,277 million in 2005 and $72,370 million in 2004		
b Includes revenue related to buy/sell contracts (see Note 38)	15,720	24,744
c Includes costs related to buy/sell contracts (see Note 38)	15,749	24,719

Earnings per share (see Note 36)

	2005	2004
		$
Basic earnings per share	3.79	2.74
Continuing operations	3.84	2.77
Discontinued operations	(0.05)	(0.03)
Diluted earnings per share	3.78	2.74
Continuing operations	3.83	2.77
Discontinued operations	(0.05)	(0.03)

The Notes on pages 109 to 155 are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements

Consolidated Balance Sheet

	Notes	Dec 31 2005	Dec 31 2004
			$ million
Assets			
Non-current assets			
Intangible assets	12	**4,350**	4,528
Property, plant and equipment	13	**87,558**	87,918
Investments:			
equity accounted investments	14	**16,905**	19,190
financial assets	15	**3,672**	2,700
Deferred tax	21	**2,562**	2,789
Prepaid pension costs	22	**2,486**	2,479
Other	16	**4,091**	5,793
		121,624	125,397
Current assets			
Inventories	17	**19,776**	15,375
Accounts receivable	18	**66,386**	37,473
Cash and cash equivalents	19	**11,730**	9,201
		97,892	62,049
Total assets		**219,516**	187,446
Liabilities			
Non-current liabilities			
Debt	20	**7,578**	8,858
Deferred tax	21	**10,763**	12,930
Retirement benefit obligations	22	**5,807**	6,795
Other provisions	23	**7,385**	6,828
Other	24	**5,095**	5,800
		36,628	41,211
Current liabilities			
Debt	20	**5,338**	5,734
Accounts payable and accrued liabilities	25	**69,013**	37,909
Taxes payable	21	**8,782**	9,058
Retirement benefit obligations	22	**282**	339
Other provisions	23	**1,549**	1,812
		84,964	54,852
Total liabilities		**121,592**	96,063
Equity			
Ordinary share capital	26	**571**	584
Preference share capital	26	**–**	20
Treasury shares	29	**(3,809)**	(4,187)
Other reserves	30	**3,584**	8,865
Retained earnings		**90,578**	80,788
Equity attributable to shareholders of Royal Dutch Shell plc		**90,924**	86,070
Minority interest		**7,000**	5,313
Total equity		**97,924**	91,383
Total liabilities and equity		**219,516**	187,446

March 8, 2006

Peter Voser
Chief Financial Officer, for and on behalf of the Board of Directors

The Notes on pages 109 to 155 are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

$ million

	Equity attributable to shareholders of Royal Dutch Shell plc							
	Ordinary share capital	Preference share capital	Treasury shares	Other reserves[a]	Retained earnings	Total	Minority interest	Total equity
At January 1, 2004	587	20	(3,428)	5,944	70,412	73,535	3,408	76,943
Cumulative currency translation differences	–	–	–	3,126	–	3,126	612	3,738
Unrealised gains/(losses) on securities	–	–	–	(350)	–	(350)	–	(350)
Unrealised gains/(losses) on cash flow hedges	–	–	–	31	–	31	(3)	28
Income/(expense) recognised directly in equity[a]	–	–	–	2,807	–	2,807	609	3,416
Income for the period	–	–	–	–	18,540	18,540	717	19,257
Total recognised income/(expense) for 2004	–	–	–	2,807	18,540	21,347	1,326	22,673
Capital contributions from minority shareholders	–	–	–	–	–	–	843	843
Dividends paid[b]	–	–	–	–	(7,391)	(7,391)	(264)	(7,655)
Treasury shares: net sales/(purchases) and dividends received	–	–	(759)	–	–	(759)	–	(759)
Shares repurchased for cancellation	(3)	–	–	(1)	(773)	(777)	–	(777)
Share-based compensation	–	–	–	115	–	115	–	115
At December 31, 2004	584	20	(4,187)	8,865	80,788	86,070	5,313	91,383
IAS 32/39 transition[c]	–	(20)	–	823	(7)	796	–	796
At January 1, 2005 (after IAS 32/39 transition)	584	–	(4,187)	9,688	80,781	86,866	5,313	92,179
Cumulative currency translation differences	–	–	–	(4,449)	–	(4,449)	114	(4,335)
Unrealised gains/(losses) on securities	–	–	–	309	–	309	1	310
Unrealised gains/(losses) on cash flow hedges	–	–	–	(226)	–	(226)	(9)	(235)
Income/(expense) recognised directly in equity[a]	–	–	–	(4,366)	–	(4,366)	106	(4,260)
Income for the period	–	–	–	–	25,311	25,311	950	26,261
Total recognised income/(expense) for 2005	–	–	–	(4,366)	25,311	20,945	1,056	22,001
Capital contributions from minority shareholders	–	–	–	–	–	–	954	954
Effect of Unification[d]	–	–	–	(1,929)	30	(1,899)	(30)	(1,929)
Dividends paid[b]	–	–	–	–	(10,556)	(10,556)	(293)	(10,849)
Treasury shares: net sales/(purchases) and dividends received	–	–	378	–	–	378	–	378
Shares repurchased for cancellation	(13)	–	–	13	(4,988)	(4,988)	–	(4,988)
Share-based compensation	–	–	–	178	–	178	–	178
At December 31, 2005	571	–	(3,809)	3,584	90,578	90,924	7,000	97,924

a See Note 30
b See Note 31
c See Note 28
d See Note 1

The Notes on pages 109 to 155 are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows (See Note 32)

	2005	2004
		$ million
Cash flow from operating activities:		
Income for the period	26,261	19,257
Adjustment for:		
Current taxation	19,435	13,081
Interest (income)/expense	632	803
Depreciation, depletion and amortisation	11,981	12,845
(Profit)/loss on sale of assets	(1,313)	(3,087)
Decrease/(increase) in net working capital	(5,664)	(4,062)
Share of profit of equity accounted investments	(7,123)	(5,015)
Dividends received from equity accounted investments	6,709	4,190
Deferred taxation and other provisions	(1,515)	(1,007)
Other	(47)	292
Cash flow from operating activities (pre-tax)	49,356	37,297
Taxation paid	(19,243)	(10,760)
Cash flow from operating activities	30,113	26,537
Cash flow from investing activities:		
Capital expenditure	(15,904)	(13,566)
Investments in equity accounted investments	(705)	(1,058)
Proceeds from sale of assets	2,310	5,142
Proceeds from sale of equity accounted investments	4,313	1,316
Proceeds from sale of/Additions to financial assets	362	1,739
Interest received	863	463
Cash flow from investing activities	(8,761)	(5,964)
Cash flow from financing activities:		
Net increase/(decrease) in debt with maturity period within three months	(956)	8
Other debt:		
New borrowings	2,057	2,044
Repayments	(2,656)	(6,380)
Interest paid	(1,124)	(962)
Change in minority interest	1,143	812
Net issue/(repurchase) of shares	(4,988)	(698)
Dividends paid to:		
Shareholders of Royal Dutch Shell plc	(10,556)	(7,391)
Minority interest	(293)	(264)
Payments to former Royal Dutch shareholders	(1,651)	–
Treasury shares: net sales/(purchases) and dividends received	451	(761)
Cash flow from financing activities	(18,573)	(13,592)
Currency translation differences relating to cash and cash equivalents	(250)	113
Increase/(decrease) in cash and cash equivalents	2,529	7,094
Cash and cash equivalents at January 1	9,201	2,107
Cash and cash equivalents at December 31	11,730	9,201

The Notes on pages 109 to 155 are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1 Unification of Royal Dutch and Shell Transport

In 2005, Royal Dutch Shell became the single 100% parent company of Royal Dutch Petroleum Company ("Royal Dutch") and of Shell Transport and Trading Company Limited (previously known as The "Shell" Transport and Trading Company, p.l.c.) ("Shell Transport") the two former public parent companies of the Group. These transactions include:

> the scheme of arrangement of Shell Transport under the applicable laws of England and Wales ("the Scheme") on July 20, 2005, pursuant to which Royal Dutch Shell acquired all the outstanding capital stock of Shell Transport;

> the exchange offer ("the Exchange Offer", and together with the Scheme, "the Unification Transaction") for all of the ordinary shares of Royal Dutch, commenced on May 19, 2005, which became unconditional (*gestanddoening*) on July 20, 2005, and, including the subsequent offer acceptance period which expired on August 9, 2005, through which Royal Dutch Shell acquired a total of 98.49% of the outstanding capital stock of Royal Dutch; and

> the series of restructuring transactions of the Group ("the Restructuring" and together with the Unification Transaction the "Unification"), which included the merger under Dutch law of Royal Dutch with its wholly-owned subsidiary, Shell Petroleum N.V. ("Shell Petroleum"), which became effective on December 21, 2005 ("the Merger"). Pursuant to the terms of the Merger exchange ratio, the remaining public shareholders of Royal Dutch, who collectively held 1.51% of the outstanding shares, received €52.21 per share in cash (or for certain eligible shareholders an equivalent principal amount of loan notes) and Royal Dutch Shell received shares of the surviving company, Shell Petroleum. As a result of the Merger, former holders of Royal Dutch shares received an aggregate of $1.9 billion equivalent in cash and loan notes. The loan notes were exchanged by Royal Dutch Shell for an aggregate of 4,827,974 Class A ordinary shares on January 6, 2006. As a result of the Merger, Royal Dutch and the Royal Dutch shares have ceased to exist and Shell Petroleum, the surviving company in the Merger, became a 100% owned subsidiary of Royal Dutch Shell.

Pursuant to the terms of the Unification Transaction, holders of ordinary shares of Royal Dutch ("Royal Dutch ordinary shares"), holders of Shell Transport Ordinary Shares ("the Shell Transport Ordinary Shares"), holders of Shell Transport bearer warrants and holders of American Depositary Receipts representing Shell Transport Ordinary Shares ("the Shell Transport ADRs") received, respectively:

> for each Royal Dutch ordinary share held in New York registry form tendered:
1 Royal Dutch Shell Class A American Depositary Receipt[a]

> for each Royal Dutch ordinary share held in bearer or Hague registry form tendered:
2 Royal Dutch Shell Class A ordinary shares

> for each Shell Transport Ordinary Share (including Shell Transport Ordinary Shares to which holders of Shell Transport bearer warrants were entitled):
0.287333066 Royal Dutch Shell Class B ordinary shares

> for each Shell Transport ADR:
0.861999198 Royal Dutch Shell Class B American Depositary Receipts[b]

a Each Royal Dutch Shell Class A American Depositary Receipt represents 2 Royal Dutch Shell Class A ordinary shares.
b Each Royal Dutch Shell Class B American Depositary Receipt represents 2 Royal Dutch Shell Class B ordinary shares.

Royal Dutch Shell Class A ordinary shares ("Class A shares") and Royal Dutch Shell Class B ordinary shares ("Class B shares") have identical rights as set out in the Royal Dutch Shell Articles, except in relation to the dividend access mechanism applicable to the Royal Dutch Shell Class B ordinary shares. The dividend access mechanism is described more fully in "Supplementary Information – Control of registrant – Rights attaching to shares".

The Unification Transaction did not result in the formation of a new reporting entity. Immediately after the Unification Transaction each former Royal Dutch and Shell Transport shareholder who participated in the Unification Transaction held the same economic interest in Royal Dutch Shell as the shareholder held in the Group immediately prior to implementation of the Unification Transaction. Accordingly, the Unification Transaction has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of Royal Dutch, Shell Transport and the other companies comprising the Group.

Royal Dutch and Shell Transport entered into a scheme of amalgamation dated September 12, 1906 and agreements from 1907 by which the scheme of amalgamation was implemented and pursuant to which they "amalgamated" their interests in the oil industry in a transaction that would have been accounted for as a business combination under current accounting standards. From that time until the Restructuring, Royal Dutch owned 60% of the other companies comprising the Group and Shell Transport owned 40% of the other companies comprising the Group. All operating activities have been conducted through the subsidiaries of Royal Dutch and Shell Transport which have operated as a single economic enterprise. Prior to the consummation of the Unification Transaction, economic interests of the Royal Dutch and Shell Transport shareholders in the other companies comprising the Group reflected the 60:40 economic interests of Royal Dutch and Shell Transport in these companies. The Unification Transaction had little impact on the economic rights and exposures of shareholders of Royal Dutch and Shell Transport, as the separate assets and liabilities of Royal Dutch and Shell Transport are not material in relation to their interests in the rest of the Group, and the Unification Transaction did not result in the acquisition of any new businesses or operating assets and liabilities. In addition, the Unification Transaction did not affect the proved oil and gas reserve information reported by Royal Dutch Shell, Royal Dutch and Shell Transport or the other companies comprising the Group.

2 Basis of preparation

The Consolidated Financial Statements of Royal Dutch Shell and its subsidiaries (collectively known as the "Shell Group", "Group" or "Group companies") have been prepared using the carry-over basis to account for the Unification and on the basis that the resulting structure was in place throughout the periods presented (see Note 1).

The Consolidated Financial Statements have been prepared in accordance with the applicable laws in England and Wales and with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to Royal Dutch Shell, there are no material differences with IFRS as issued by the International Accounting Standards Board. This represents the Shell Group's first application of IFRS and the accounting policies are set out in Note 3.

IFRS 1 "First-time Adoption of International Financial Reporting Standards" requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS Financial Statements (December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (January 1,

2004) and throughout all periods presented in the first IFRS financial statements. The Consolidated Financial Statements have been prepared in accordance with those IFRS and International Financial Reporting Interpretation Committee ("IFRIC") interpretations issued and effective, or issued and early adopted, as at December 31, 2005.

The Consolidated Financial Statements for 2004 were prepared in accordance with US Generally Accepted Accounting Principles (US GAAP); accounting policies were set out in Note 3 to those Financial Statements. US GAAP differs in certain respects from IFRS and comparative information for 2004 has been restated as necessary in accordance with IFRS. Reconciliations and descriptions of the effect of the transition from US GAAP to IFRS on equity and income are given below in Note 5, including a description of the nature of the changes in accounting policies. As part of the Shell Group's adoption of IFRS, the following elections were made under IFRS 1 "First-time Adoption of International Financial Reporting Standards" as at January 1, 2004:

> Cumulative currency translation differences were eliminated by transfer to retained earnings.

> Cumulative previously unrecognised actuarial gains and losses on post-employment benefits were recognised.

> Prior business combinations have not been restated.

> IFRS 2 "Share-based Payment" has only been applied to options issued after November 7, 2002 and not vested by January 1, 2005.

The policies set out in Note 3 below have been consistently applied to all periods presented except, as explained in the Note, for those relating to the classification and measurement of financial instruments to the extent that IFRS differs from US GAAP. The Shell Group has taken the exemption available under IFRS 1 to apply IAS 32 and IAS 39 from January 1, 2005 and the impact on transition is described in Note 28.

The Consolidated Financial Statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities and other derivative contracts.

The preparation of financial information in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Shell Group's accounting policies. The key accounting estimates and judgments are explained in Note 4 below. Actual results could differ from those estimates.

The Consolidated Financial Statements were authorised for issue on March 8, 2006 by the Board of Directors.

3 Accounting policies

Nature of the Consolidated Financial Statements

The Consolidated Financial Statements are presented in US dollars ("dollars") and include the accounts of Royal Dutch Shell and of those companies in which it, either directly or indirectly, has control either through a majority of the voting rights or the right to exercise a controlling influence or to obtain the majority of the benefits and be exposed to the majority of the risks.

Nature of operations and segmental reporting

The Shell Group is engaged in all principal aspects of the oil and natural gas industry, and also has interests in chemicals and additional interests in power generation and renewable energy (chiefly in wind and advanced solar energy). The Group conducts its business through five principal segments, Exploration & Production, Gas & Power, Oil Products, Chemicals and Other Businesses. These activities are conducted in more than 140 countries and territories.

Revenue recognition

Revenue from sales of oil, natural gas, chemicals and all other products is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. In Exploration & Production and Gas & Power this generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanism. For sales by refining companies, it is either when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms. For wholesale sales of oil products and chemicals it is either at the point of delivery or the point of receipt, depending on contractual conditions.

Revenue resulting from the production of oil and natural gas properties in which the Shell Group has an interest with other producers is recognised on the basis of the Shell Group's working interest (entitlement method). Gains and losses on derivative contracts and the revenue and costs associated with other contracts which are classified as held for trading purposes are reported on a net basis in the Statement of Income. Purchase and sale of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstock utilised in the Shell Group's refinery operations are shown net in the Statement of Income. Sales between Shell Group companies, as disclosed in the segment information, are based on prices generally equivalent to commercially available prices.

Property, plant and equipment and intangible assets

(a) Recognition in the Consolidated Balance Sheet

Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recorded in the Consolidated Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see "Provisions") and certain development costs (see "Research and development"). Accounting for exploration costs is described separately below ("Exploration costs"). Intangible assets include goodwill, capitalised software costs and trademarks. Interest is capitalised, as an increase in property, plant and equipment, on capital projects during construction.

Property, plant and equipment and intangible assets are subsequently recognised at cost less accumulated depreciation (including any impairment).

(b) Depreciation, depletion and amortisation

Property, plant and equipment related to oil and natural gas production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, except in the case of assets whose useful life is shorter than the lifetime of the field, in which case the straight-line method is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Unproved properties are amortised as required by particular circumstances. Other property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives which is generally 20 years for refineries and chemicals plants, 15 years for retail service station facilities, and major inspection costs are amortised over three to five years which represents the estimated period before the next planned major inspection. Property, plant and equipment held under finance leases are depreciated over the shorter of the assets' estimated useful lives and the lease term.

Goodwill is not amortised but instead tested for impairment annually. Other intangible assets are amortised on a straight-line basis over their estimated useful lives (for periods up to 40 years).

(c) Impairment of assets

Other than properties with no proved reserves (where the basis for carrying costs in the Consolidated Balance Sheet is explained under "Exploration costs"), the carrying amounts of major Exploration & Production property, plant and equipment are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to recoverable amount, which is the higher of fair value less costs to sell and value in use determined as the amount of estimated discounted future cash flows. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Assets held for sale are recognised at the lower of the carrying amount and fair value less costs to sell. No further provision for depreciation is charged on such assets.

Estimates of future cash flows used in the evaluation for impairment of assets related to hydrocarbon production are made using risk assessments on field and reservoir performance and include outlooks on proved reserves and unproved volumes, which are then discounted or risk-weighted utilising the results from projections of geological, production, recovery and economic factors.

Impairments, except those related to goodwill, are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.

Impairment charges and reversals are reported within depreciation, depletion and amortisation.

Exploration costs

Shell Group companies follow the successful efforts method of accounting for oil and natural gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in property, plant and equipment, pending determination of proved reserves. Exploration wells that are more than 12 months old are expensed unless (a) proved reserves are booked, or (b) (i) they have found commercially producible quantities of reserves and (ii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future or other activities are being undertaken to sufficiently progess the assessing of reserves and the economic and operating viability of the project.

Associated companies and joint ventures

Investments in companies over which Shell Group companies have significant influence but not control are classified as associated companies and are accounted for on the equity basis. Interests in jointly controlled entities are also recognised on the equity basis. Interests in jointly controlled assets are recognised by including the Shell Group share of assets, liabilities, income and expenses on a line-by-line basis.

Inventories

Inventories are stated at cost to the Shell Group or net realisable value, whichever is lower. Such cost is determined by the first-in first-out (FIFO) method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses and taxes.

Deferred taxation

Deferred taxation is provided using the liability method of accounting for income taxes based on provisions of enacted or substantively enacted laws. Recognition is given to deferred tax assets and liabilities for the expected future tax consequences of events that have been recognised in the Consolidated Financial Statements or in the tax returns (temporary differences); deferred tax is not generally provided on initial recognition of an asset or liability in a transaction that, at the time of the transaction, affects neither accounting nor taxable profit.

Deferred tax assets are recognised where future recovery is probable. Deferred tax assets and liabilities are presented separately in the Consolidated Balance Sheet except where there is a right of set-off within fiscal jurisdictions.

Deferred tax is not provided for taxes on possible future distributions of retained earnings of Shell Group companies and equity accounted investments where the timing of the distribution can be controlled and it is probable that the retained earnings will be reinvested by the companies concerned.

Employee benefits

(a) Employee retirement plans

Retirement plans to which employees contribute and many non-contributory plans are generally funded by payments to independent trusts. Where, due to local conditions, a plan is not funded, a provision is made. Valuations of both funded and unfunded plans are carried out by independent actuaries.

For plans which define the amount of pension benefit to be provided, pension cost primarily represents the increase in actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

Unrecognised gains and losses at the date of transition to IFRS have been recognised in the 2004 opening balance sheet. The Shell Group recognises actuarial gains and losses that arise subsequent to January 1, 2004 using the corridor method. Under this method, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in income over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

For plans where benefits depend solely on the amount contributed to the employee's account and the returns earned on investments of these contributions, pension cost is the amount of contributions payable by Shell Group companies for the period.

(b) Retirement benefits other than pensions

Some Shell Group companies provide certain retirement healthcare and life insurance benefits to retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. These plans are not funded and a provision is made. Valuations of benefits are carried out by independent actuaries.

The expected costs of retirement benefits other than pensions are accrued over the periods employees render service to the Shell Group. Unrecognised gains and losses at the date of transition to IFRS have been recognised in the 2004 opening balance sheet. The Shell Group recognises actuarial gains and losses that arise subsequent to January 1, 2004 using the corridor method.

(c) Share-based compensation plans

The fair value of share-based compensation for equity-settled plans granted to employees after November 7, 2002, and which had not vested by January 1, 2005, is recognised as an expense from the date of grant over the vesting period with a corresponding increase directly in equity. The periodic change in the fair value of share-based compensation for cash-settled plans (which are those with stock appreciation rights) is recognised as an expense with a corresponding change in liabilities. The fair value of share-based compensation for options is estimated using a Black-Scholes option pricing model and for performance shares is estimated using a Monte Carlo pricing model.

Leases
Agreements under which Shell Group companies make payments to owners in return for the right to use an asset for a period are accounted for as leases. Leases that transfer substantially all the risks and rewards of ownership are recorded at inception as finance leases within property, plant and equipment and debt. All other leases are recorded as operating leases and the costs are charged to income as incurred.

Financial instruments and other derivative contracts
The Group adopted IAS 32 and IAS 39 with effect from January 1, 2005. Until the end of 2004, the Group accounted for financial instruments and other derivative contracts under US GAAP. Information for 2004 has not been restated and the resulting change in policy on transition, which is mainly restricted to unquoted securities with estimable fair values and to certain commodity contracts and embedded derivatives, is included in the description below. The impact of transition at January 1, 2005 is shown in Note 28.

(a) Financial assets
Investments: financial assets comprise debt and equity securities.

Securities of a trading nature
Securities of a trading nature are carried at fair value with unrealised holding gains and losses being included in income.

Securities held to maturity
Securities held to maturity are carried at amortised cost.

Available-for-sale-securities
All other securities are classified as available-for-sale and are carried at fair value, other than unquoted equity securities with no estimable fair value which are carried at cost, less any impairment. Unrealised holding gains and losses other than impairments are taken directly to equity, except for translation differences arising on foreign currency debt securities which are taken to income. Upon sale or maturity, the net gains and losses are included in income.

Fair value is based on market prices where available, otherwise it is calculated as the net present value of expected future cash flows.

From January 1, 2005 this has resulted in certain unquoted equity securities being recognised at fair value compared with recognition at cost under US GAAP. This change in accounting has no impact on the timing of recognition of income arising from these investments.

Securities forming part of a portfolio which is required to be held long term are classified under investments.

Interest on debt securities is accounted for in income by applying the effective interest method. Dividends on equity securities are accounted for in income when receivable.

Receivables
Receivables are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost less any impairment.

Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and in hand, and bank overdrafts where there is a right of offset, together with commercial paper notes which have a maturity of three months or less at date of acquisition.

(b) Financial liabilities
Debt and accounts payable are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost, except for fixed rate debt subject to fair value hedging.

Interest expense, other than interest capitalised, is accounted for in income using the effective interest method.

(c) Derivative contracts
Shell Group companies use derivatives in the management of interest rate risk, foreign currency risk and commodity price risk. These derivative contracts are recognised at fair value, using market prices.

Those derivatives qualifying and designated as hedges are either: (i) a "fair value" hedge of the change in fair value of a recognised asset or liability or an unrecognised firm commitment, or (ii) a "cash flow" hedge of the change in cash flows to be received or paid relating to a recognised asset or liability or a highly probable forecasted transaction.

A change in the fair value of a hedging instrument designated as a fair value hedge is taken to income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in fair value of a derivative designated as a cash flow hedge is recognised directly in equity until the hedged item affects income; any ineffective portion is taken to income.

Group companies document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking hedge transactions. The effectiveness of a hedge is also continually assessed and when it ceases, hedge accounting is discontinued.

Certain contracts to purchase and sell commodities are required to be recognised at fair value, generally based on market prices (with gains and losses taken to income). These are contracts which can be net settled or sales contracts containing volume optionality.

Certain embedded derivatives within contracts are required to be separated from their host contract and recognised at fair value, generally based on market prices (with gains and losses taken to income), if the economic characteristics and risks of the embedded derivative are not closely related to that of the host contract.

Provisions
Provisions are liabilities where the timing or amount of future expenditure is uncertain. Provisions are recorded at the best estimate of the present value of the expenditure required to settle the present obligation at the balance sheet date. Non-current amounts are discounted using the risk-free rate. Specific details for decommissioning and restoration costs and environmental remediation are described below.

Estimated decommissioning and restoration costs, which are primarily in respect of oil and gas production facilities, are based on current requirements, technology and price levels and are stated at fair value, and the associated asset retirement costs are capitalised as part of the carrying amount of the related property, plant and equipment. The liability is recognised once an obligation (whether legal or constructive) crystallises in the period when a reasonable estimate of the fair value can be made; a corresponding amount is recognised in property, plant and equipment. The fair value is calculated using amounts discounted over the useful economic life of the assets. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are reflected on a prospective basis.

Provisions for environmental remediation resulting from ongoing or past operations or events are recognised in the period in which an obligation, legal or constructive, to a third party arises and the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Recognition of any joint and several liability is based upon Shell Group companies' best estimate of their final pro rata share of the liability. Liabilities are determined independently of expected insurance recoveries. Recoveries are recognised and reported as separate events and brought into account when virtually certain of realisation. The carrying amount of provisions is regularly reviewed and adjusted for new facts or changes in law or technology.

Treasury shares
Shares in Royal Dutch Shell held by Shell Group Employee Share Ownership Trusts are not included in assets but, after deducting dividends received, are reflected at cost as a deduction from equity as treasury shares.

Research and development
Development costs which are expected to generate probable future economic benefits are capitalised. All other research and development expenditure is charged to income as incurred, with the exception of that on buildings and major items of equipment which have alternative use.

Discontinued operations
Discontinued operations comprise those activities which have been disposed of during the period, or remain held for sale at period end, and represent a separate major line of business or geographical area of operation which can be clearly distinguished, operationally and for financial reporting purposes, from other activities of the Shell Group.

Business combinations
Assets acquired and liabilities assumed on a business combination are recognised at their fair value at the date of the acquisition; the amount of the purchase consideration above this value is reflected as goodwill.

Currency translation
Assets and liabilities of non-dollar Shell Group companies are translated to US dollars at year-end rates of exchange, whilst their statements of income and cash flows are translated at quarterly average rates. Translation differences arising on consolidation are taken directly to a currency translation differences account within equity. As part of the transition to IFRS, the balance of this account was eliminated at January 1, 2004 and transferred to retained earnings with no impact on total equity. Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are taken to income.

The dollar equivalents of exchange gains and losses arising as a result of foreign currency transactions (including those in respect of intercompany balances unless related to transactions of a long-term investment nature) are included in income within interest and other income or within cost of sales where not related to financing.

New accounting standards and interpretations
Certain new IFRS and IFRIC interpretations have been published which are not mandatory for 2005. The Shell Group has elected to early adopt in 2005 IFRS 6 "Exploration for and Evaluation of Mineral Resources" and IFRIC 4 "Determining whether an Arrangement Contains a Lease", and these are reflected in the accounting policies described above. The Shell Group has also early adopted in these financial statements the changes to disclosures in the 2004 amendment to IAS 19 "Employee Benefits". All other published pronouncements which are not mandatory in 2005 are not expected to have an impact on the accounting policy of the Shell Group, although they may result in changes in future disclosures.

4 Key accounting estimates and judgments

In order to prepare the Consolidated Financial Statements in conformity with IFRS, management of the Shell Group has to make estimates and judgments. The matters described below are considered to be the most important in understanding the judgments that are involved in preparing these statements and the uncertainties that could impact the amounts reported on the results of operations, financial condition and cash flows. Group accounting policies are described in Note 3.

Estimation of oil and gas reserves
Oil and gas reserves are key elements in the Shell Group's investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and gas reserves will also affect the standardised measure of discounted cash flows and changes in proved oil and gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation charges to income.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Estimates of oil and gas reserves are inherently imprecise, require the application of judgment and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation, depletion and amortisation charges, and decommissioning provisions) that are based on proved reserves are also subject to change.

Proved reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of hydrocarbon reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions.

In general, estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted. As a field goes into production, the amount of proved reserves will be subject to future revision once additional information becomes available through, for example, the drilling of additional wells or the observation of long-term reservoir performance under producing conditions. As those fields are further developed, new information may lead to revisions.

Changes to the Shell Group's estimates of proved reserves, particularly proved developed reserves, also affect the amount of depreciation, depletion and amortisation recorded in the Consolidated Financial Statements for property, plant and equipment related to hydrocarbon production activities. These changes can for example be the result of production and revisions. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges (assuming constant production) and reduce income.

Although the possibility exists for changes in reserves to have a critical effect on depreciation, depletion and amortisation charges and, therefore, income, it is expected that in the normal course of business the diversity of the Shell portfolio will constrain the likelihood of this occurring.

Exploration costs

Capitalised exploration drilling costs more than 12 months old are expensed under Group accounting policy unless (a) proved reserves are booked, or (b) (i) they have found commercially producible quantities of reserves and (ii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future or other activities are being undertaken to sufficiently progess the assessing of reserves and the economic and operating viability of the project. In making decisions about whether to continue to capitalise exploration drilling costs for a period longer than 12 months, it is necessary to make judgments about the satisfaction of each of these conditions. If there is a change in one of these judgments in a subsequent period, then the related capitalised exploration drilling costs would be expensed in that period, resulting in a charge to income. Information on these costs, including the amounts capitalised at December 31, 2005 and write-offs in 2005 and 2004 of previously capitalised costs, are given in Note 13.

Impairment of assets

For oil and gas properties with no proved reserves, the capitalisation of exploration costs and the basis for carrying those costs on the balance sheet are explained above. For properties with proved reserves, the carrying amounts of major property, plant and equipment are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired the carrying amounts of those assets are written down to recoverable amount, which is the higher of fair value less costs to sell and value in use determined as the amount of estimated discounted future cash flows. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Impairments can also occur when decisions are taken to dispose of assets. Impairments, except those relating to goodwill, are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.

Estimates of future cash flows are based on management estimates of future commodity prices, market supply and demand, product margins and, in the case of oil and gas properties, the expected future production volumes. Other factors that can lead to changes in estimates include restructuring plans and variations in regulatory environments. Expected future production volumes, which include both proved reserves as well as volumes that are expected to constitute proved reserves in the future, are used for impairment testing because the Shell Group believes this to be the most appropriate indicator of expected future cash flows, used as a measure of value in use. Estimates of future cash flows are risk-weighted and consistent with those used in Group companies' business plans. A discount rate based on the Group's risk-free rate is used in impairment testing, adapted where required to specific local circumstances. Changes in the discount rate can result from inflation rates, individual country risks and currency risks. The Shell Group reviews the discount rate to be applied on an annual basis but the risk-free rate has been stable in recent years.

Asset impairments or their reversal have the potential to significantly impact income. Amounts in 2005 and 2004 are given in Note 13.

The Shell Group has a portfolio of assets across a number of business lines and geographic regions. The factors that influence estimated future cash flows from assets also vary depending on the nature of the business activity in which those assets are used and geographical market conditions impacting the businesses in which assets are used. This wide business and geographic spread is such that it is not practicable to determine the likelihood or magnitude of impairments under different sets of assumptions. The assumption on future oil prices tends to be stable because the Group does not consider short-term increases or decreases in prices as being indicative of long-term levels. At the end of 2005 the estimated oil and gas prices used for impairment testing were lower than prices prevailing in the market at that time.

Provisions

Provisions are recognised for the future decommissioning and restoration of oil and gas production facilities and pipelines at the end of their economic lives. The estimated cost is charged to income over the life of the proved developed reserves on a unit-of-production basis. Changes in the estimates of costs to be incurred, proved developed reserves or in the rate of production will therefore impact income, over the remaining economic life of oil and gas assets.

Other provisions are recognised in the period when it becomes probable that there will be a future outflow of funds resulting from past operations or events which can be reasonably estimated. The timing of recognition requires the application of judgment to existing facts and circumstances, which can be subject to change.

Estimates of the amounts of provisions recognised are based on current legal and constructive requirements, technology and price levels. Because actual outflows can differ from estimates due to changes in laws, regulations, public expectations, technology, prices and conditions, and can take place many years in the future, the carrying amounts of provisions are regularly reviewed and adjusted to take account of such changes.

In relation to decommissioning and restoration costs, the estimated interest rate used in discounting the cash flows is reviewed at least annually. The interest rate used to determine the balance sheet obligation at December 31, 2005 was 6%.

Information on provisions, including changes in 2005 and 2004, is given in Note 23.

As further described in Note 33, the Shell Group is subject to claims and actions. The facts and circumstances relating to particular cases are evaluated in determining whether it is "probable" that there will be a future outflow of funds and, once established, whether a provision relating to a specific litigation is sufficient. Accordingly, significant management judgment relating to contingent liabilities is required since the outcome of litigation is difficult to predict. Despite this uncertainty, actual payments related to litigation during the two years ended December 31, 2005 have not been material to the Group's financial condition or results of operations.

Notwithstanding the possibility of outcomes outside expected ranges, in recent years the Group's experience has been that estimates used in determining the appropriate levels of provisions have been materially adequate in anticipating actual outcomes.

A change in estimate of a recognised provision would result in a charge or credit to income in the period in which the change occurs (with the exception of decommissioning and restoration costs as described above).

Employee retirement plans
Retirement plans are provided for regular employees of all major Group companies and generally provide defined benefits based on employees' years of service and average final remuneration. The plans are typically structured as separate legal entities managed by trustees.

The amounts reported for the Group's employee retirement plans are disclosed in Note 22 and are calculated in accordance with IFRS. These calculations require assumptions to be made of future outcomes, the principal ones being in respect of increases in remuneration and pension benefit levels, the expected long-term return on plan assets and the discount rate used to convert future cash flows to current values. The assumptions used vary for the different plans but are determined under a common process in consultation with independent actuaries and in the light of local conditions. The assumptions are reviewed annually.

Expected rates of return on plan assets are calculated based on a projection of real long-term bond yields and an equity risk premium which are combined with local inflation assumptions and applied to the actual asset mix of each plan. The amount of the expected return on plan assets is calculated using the expected rate of return for the year and the fair value at the beginning of the year. In 2005 the actual return on plan assets significantly exceeded the expected return principally due to the strong performance of equity investments in Europe.

Discount rates used to calculate year-end liabilities are based on prevailing AA long-term corporate bond yields, chosen to match the duration of the relevant pension liabilities.

Weighted average values for the assumptions used are contained in Note 22. In 2005, discount rates declined in line with yields for AA long-term corporate bonds, expected returns for the year were also reduced in the major plans and there was a small rise in the salary increase assumption used to measure year-end liabilities.

Pension cost primarily represents the increase in actuarial present value of the obligation for benefits based on employee service during the year and the interest on the obligation in respect of employee service in previous years, net of the expected return on plan assets. The calculations are sensitive to changes in the underlying assumptions. A change of one percentage point in the expected rate of return on plan assets would result in a change in pension cost charged to income of approximately $500 million (pre-tax) per annum. Under the IFRS methodology adopted by the Group (see Note 3), income volatility is reduced since unexpected changes in the amount of plan assets and liabilities (actuarial gains and losses) are amortised over the average remaining employee work life.

Local trustees manage the pension funds and set the required contributions from Group companies based on independent actuarial valuation rather than the IFRS measures.

5 Reconciliation from previous GAAP to IFRS
The Group adopted IFRS in 2005, which varies from US GAAP in certain respects, with a date of transition of January 1, 2004. The differences between IFRS and US GAAP are described below.

Discontinued operations
The definition of activities classified as discontinued operations differs from that under US GAAP. Under IFRS the activity must be a separate major line of business or geographical area of operations. Equity accounted and other investments are included in this classification. Under US GAAP this definition is broadened to include a component of an entity (rather than as a separate major line of business or geographical area of operations) but equity accounted and other investments are excluded. As a result, all of the items presented as discontinued operations in 2004 under US GAAP are included within continuing operations under IFRS. In 2004 the Shell Group's equity accounted investment in Basell was classified under IFRS as a discontinued operation.

Reclassifications
Reclassifications are differences in line item allocation under IFRS which do not affect equity or income compared with that previously shown under US GAAP. They mainly comprise:

> Incorporated joint ventures, in which the Group has a liability proportionate to its interest, are presented as equity accounted investments. For US GAAP purposes, the Shell Group proportionally consolidated these joint ventures until December 31, 2004.

> The Group share of profit of equity accounted investments is reported on a single line (net of net finance costs and tax), which differs from the presentation under US GAAP until December 31, 2004.

> There is separate reporting of provisions under IFRS, which differs from the presentation under US GAAP until December 31, 2004.

> Certain loans to equity accounted investments are classified as other non-current assets under IFRS and were reported under US GAAP until December 31, 2004 as equity accounted investments.

> Research and development costs are included in cost of sales while these are separately disclosed under US GAAP.

> Accretion expense for asset retirement obligations is reported as interest expense under IFRS and as cost of sales under US GAAP.

Retirement benefits
Under IFRS, all gains and losses related to defined benefit pension arrangements and other post retirement benefits at the date of transition to IFRS have been recognised in the 2004 opening balance sheet, with a corresponding reduction in equity of $4,938 million. Under IFRS, the use of the fair value of pension plan assets (rather than market-related value under US GAAP) to calculate annual expected investment returns and the changed approach to amortisation of investment gains/losses can be expected to increase volatility in income going forward as compared to past IFRS and US GAAP results.

Share-based compensation
Under IFRS, share-based compensation awarded after November 7, 2002 and not vested at January 1, 2005 are recognised as an expense based on their fair value rather than recognising the expense based on the intrinsic value method. This intrinsic value method was used by the Group until December 31, 2004, on a US GAAP basis and required no recognition of compensation expense for plans where the exercise price is not at a discount to the market value at the date of the grant, and the number of options is fixed on the grant date.

Cumulative currency translation differences
Under IFRS at January 1, 2004, the balance of cumulative currency translation differences of $1,208 million was eliminated to increase retained earnings. There is no change under US GAAP. Equity in total under both IFRS and US GAAP was not impacted.

Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are taken to income under both IFRS and US GAAP. Due to the elimination of the opening balance as at January 1, 2004, the amounts of cumulative currency translation differences that are taken to income may differ between IFRS and US GAAP.

Impairments

Impairments under IFRS are based on discounted cash flows. Under US GAAP, only if an asset's estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under IFRS.

Reversal of impairments

Under IFRS, a favourable change in the circumstance which resulted in an impairment of an asset other than goodwill, would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income. Under US GAAP, impairments are not reversed.

Major inspection costs

Under IFRS, major inspection costs are capitalised and amortised to income over the period until the next planned major inspection. Under US GAAP until December 31, 2004, the Group expensed these costs as incurred.

Other

Other reconciling items include differences arising from IAS 12 "Income Taxes", IAS 17 "Leases" and cumulative currency translation differences arising on differences between IFRS and US GAAP.

(a) Reconciliation of Consolidated Balance Sheet
At January 1, 2004 (date of transition to IFRS)

$ million

	US GAAP	Reclassi-fications	Retirement benefits	Major inspection costs	Other	IFRS
Assets						
Non-current assets						
Intangible assets	4,735	(16)	(326)	–	–	4,393
Property, plant and equipment	87,088	(1,350)	–	440	103	86,281
Investments:						
equity accounted investments	19,371	(1,255)	(109)	113	(78)	18,042
financial assets	3,403	–	–	–	(54)	3,349
Deferred tax	2,092	–	935	(17)	53	3,063
Prepaid pension costs	6,516	–	(5,055)	–	–	1,461
Other	2,741	1,123	119	–	33	4,016
	125,946	**(1,498)**	**(4,436)**	**536**	**57**	**120,605**
Current assets						
Inventories	12,690	(13)	–	–	–	12,677
Accounts receivable	29,013	(328)	–	–	2	28,687
Cash and cash equivalents	2,117	(10)	–	–	–	2,107
	43,820	**(351)**	**–**	**–**	**2**	**43,471**
Total assets	**169,766**	**(1,849)**	**(4,436)**	**536**	**59**	**164,076**
Liabilities						
Non-current liabilities						
Debt	9,100	–	–	–	174	9,274
Deferred tax	15,185	(257)	(1,596)	153	316	13,801
Retirement benefit obligations	4,927	(20)	2,038	–	–	6,945
Other provisions	3,955	1,072	–	–	(86)	4,941
Other	6,054	(1,838)	–	–	(194)	4,022
	39,221	**(1,043)**	**442**	**153**	**210**	**38,983**
Current liabilities						
Debt	10,569	–	–	–	6	10,575
Accounts payable and accrued liabilities	32,383	(1,553)	–	–	(15)	30,815
Taxes payable	5,927	(561)	–	–	–	5,366
Retirement benefit obligations	–	259	60	–	–	319
Other provisions	–	1,049	–	–	26	1,075
	48,879	**(806)**	**60**	**–**	**17**	**48,150**
Total liabilities	**88,100**	**(1,849)**	**502**	**153**	**227**	**87,133**
Minority interest	3,415	–	(20)	15	(3,410)	
Equity						
Equity attributable to shareholders of Royal Dutch Shell plc	78,251	–	(4,918)	368	(166)	73,535
Minority interest					3,408	3,408
Total equity	**78,251**	**–**	**(4,918)**	**368**	**3,242**	**76,943**
Total liabilities and equity	***169,766***	***(1,849)***	***(4,436)***	***536***	***59***	***164,076***

At December 31, 2004

								$ million
	US GAAP	Reclassi-fications	Retirement benefits	Impairments	Reversals of impairments	Major inspection costs	Other	IFRS
Assets								
Non-current assets								
Intangible assets	4,890	(19)	(349)	–	–	–	6	4,528
Property, plant and equipment	88,940	(1,309)	–	(730)	211	660	146	87,918
Investments:								
equity accounted investments	19,743	(1,081)	(99)	212	397	170	(152)	19,190
financial assets	2,748	–	–	–	–	–	(48)	2,700
Deferred tax	1,995	6	980	12	–	(31)	(173)	2,789
Prepaid pension costs	8,278	–	(5,377)	–	–	–	(422)	2,479
Other	4,369	1,295	98	–	–	–	31	5,793
	130,963	**(1,108)**	**(4,747)**	**(506)**	**608**	**799**	**(612)**	**125,397**
Current assets								
Inventories	15,391	(16)	–	–	–	–	–	15,375
Accounts receivable	38,063	(575)	–	–	–	–	(15)	37,473
Cash and cash equivalents	9,208	(6)	–	–	–	–	(1)	9,201
	62,662	**(597)**	**–**	**–**	**–**	**–**	**(16)**	**62,049**
Total assets	**193,625**	**(1,705)**	**(4,747)**	**(506)**	**608**	**799**	**(628)**	**187,446**
Liabilities								
Non-current liabilities								
Debt	8,600	26	–	–	–	–	232	8,858
Deferred tax	14,844	(206)	(1,541)	(246)	139	220	(280)	12,930
Retirement benefit obligations	5,044	(21)	1,711	–	–	–	61	6,795
Other provisions	5,709	1,227	–	–	–	–	(108)	6,828
Other	8,065	(2,014)	–	–	–	–	(251)	5,800
	42,262	**(988)**	**170**	**(246)**	**139**	**220**	**(346)**	**41,211**
Current liabilities								
Debt	5,762	–	–	–	–	–	(28)	5,734
Accounts payable and accrued liabilities	39,862	(1,868)	–	–	–	–	(85)	37,909
Taxes payable	9,885	(829)	–	–	–	–	2	9,058
Retirement benefit obligations	–	282	57	–	–	–	–	339
Other provisions	–	1,698	–	–	–	–	114	1,812
	55,509	**(717)**	**57**	**–**	**–**	**–**	**3**	**54,852**
Total liabilities	**97,771**	**(1,705)**	**227**	**(246)**	**139**	**220**	**(343)**	**96,063**
Minority interest	5,309	–	(20)	–	–	15	(5,304)	
Equity								
Equity attributable to shareholders of Royal Dutch Shell plc	**90,545**	**–**	**(4,954)**	**(260)**	**469**	**564**	**(294)**	**86,070**
Minority interest							5,313	5,313
Total equity	**90,545**	**–**	**(4,954)**	**(260)**	**469**	**564**	**5,019**	**91,383**
Total liabilities and equity	**193,625**	**(1,705)**	**(4,747)**	**(506)**	**608**	**799**	**(628)**	**187,446**

(b) Reconciliation of Consolidated Statement of Income
2004

$ million

	US GAAP	Discontinued operations	Reclassi-fications	Retirement benefits	Share-based compensation	Cumulative currency translation differences	Impairments	Reversals of impairments	Major inspection costs	Other	IFRS
Revenue	**264,281**	**4,416**	**(2,304)**	–	–	–	–	–	–	**(7)**	**266,386**
Cost of sales	221,009	1,810	(134)	306	128	(102)	730	(211)	(223)	(54)	223,259
Gross profit	**43,272**	**2,606**	**(2,170)**	**(306)**	**(128)**	**102**	**(730)**	**211**	**223**	**47**	**43,127**
Selling, distribution and administrative expenses	14,775	476	(3)	(50)	14	(28)	–	–	–	(86)	15,098
Exploration	1,823	5	(19)	–	–	–	–	–	–	–	1,809
Research and development	553	–	(553)	–	–	–	–	–	–	–	–
Share of profit of equity accounted investments	5,653	252	(1,420)	6	–	–	212	258	50	4	5,015
Interest and other income	1,691	28	(193)	–	–	–	–	–	–	(43)	1,483
Interest expense	1,215	56	(314)	–	–	–	–	–	–	102	1,059
Income before taxation	**32,250**	**2,349**	**(2,894)**	**(250)**	**(142)**	**130**	**(518)**	**469**	**273**	**(8)**	**31,659**
Taxation	15,088	381	(2,894)	(77)	(27)	–	(258)	–	75	(120)	12,168
Income attributable to minority interest	626	88	–	3	–	–	–	–	2	(719)	
Income from continuing operations	**16,536**	**1,880**	**–**	**(176)**	**(115)**	**130**	**(260)**	**469**	**196**	**831**	**19,491**
Income/(loss) from discontinued operations	1,646	(1,880)	–	–	–	–	–	–	–	–	(234)
Income for the period	**18,182**	**–**	**–**	**(176)**	**(115)**	**130**	**(260)**	**469**	**196**	**831**	**19,257**
Attributable to minority interest										717	717
Income attributable to shareholders of Royal Dutch Shell plc	**18,182**	**–**	**–**	**(176)**	**(115)**	**130**	**(260)**	**469**	**196**	**114**	**18,540**

(c) Reconciliation of Consolidated Cash Flow Statement
2004

$ million

	US GAAP	Effect of transition	IFRS
Cash flow from operating activities	25,600	937	26,537
Cash flow from investing activities	(5,644)	(320)	(5,964)
Cash flow from financing activities	(13,234)	(358)	(13,592)

Cash flow from operating activities in 2004 has increased by $0.9 billion under IFRS with an offset in cash flow from investing and financing activities. This is mainly due to:

> Different presentation of interest (interest paid is now included in financing activities and interest received in investing activities) with an effect of $0.5 billion;

> Write-offs of previously capitalised exploration drilling costs are now added back within cash flow from operating activities and not deducted from capital expenditure in investing activities with an effect of $0.5 billion; and

> Major inspection costs are capitalised (and therefore shown in investing activities) and were previously expensed. This has an effect of $0.4 billion.

6 Interest and other income and interest expense
(a) Interest and other income

$ million

	2005	2004
Interest income	**863**	463
Dividend income	**171**	153
Other income	**154**	962
Currency exchange losses	**(17)**[a]	(95)
	1,171	1,483

a In addition $106 million was credited to cost of sales in respect of currency exchange gains not related to financing.

Other income in 2004 includes gains from the disposal of the Group's interest in Sinopec of $0.3 billion and Fluxys and Distrigas of $0.5 billion.

(b) Interest expense

	2005	2004
		$ million
Interest incurred	1,124	962
Accretion expense	371	304
Less: interest capitalised	(427)	(207)
	1,068	1,059

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation in 2005 was 3.0% (2004: 3.0%).

7 Employees and key management compensation

(a) Employee emoluments

	2005	2004
		$ million
Remuneration	8,286	8,037
Social law taxes	681	691
Retirement benefits (see Note 22)	768	782
Share-based compensation (see Note 29)	376	285
	10,111	9,795

In addition to the above emoluments, there were redundancy costs in 2005 of $109 million (2004: $491 million).

(b) Average employee numbers

Average employee numbers during the year by segment were:

	2005	2004
		thousands
Exploration & Production	18	16
Gas & Power	2	2
Oil Products	71	78
Chemicals	8	8
Corporate and Other	10	9
	109	113

(c) Key management compensation

	2005	2004
		$ thousands
Short-term employee benefits[a]	14,700	10,801
Post-employment benefits[b]	4,278	1,034
Other long-term benefits[c]	2,350	838
Share-based payments[d]	207	–
	21,535	12,673

a In addition to salaries and fees, this includes annual bonus (shown in the related performance year and not in the following year in which they are paid), cash benefits, car benefits and other benefits such as medicare contributions and social law taxes.

b The amounts contributed by the Shell Group to pension funds. 2005 includes a one-off payment of $2.61 million made on behalf of Peter Voser to the Shell Swiss Expatriate Pension Fund.

c The annual bonus deferred under the Deferred Bonus Plan.

d The realised gains on exercise of share options.

Key management comprises the Executive and Non-executive Directors of Royal Dutch Shell.

There were no termination benefits in 2005 and 2004.

Aggregate Directors' emoluments in respect of qualifying services to Royal Dutch Shell are $8,029,587 (2004: $Nil) of which $2,517,958 (2004: $Nil) relates to emoluments receivable in respect of services to the parent company and $5,511,629 (2004: $Nil) in respect of services to other Group companies.

8 Research and development

In 2005 $588 million (2004: $553 million) was charged to cost of sales in respect of research and development costs.

9 Depreciation, depletion and amortisation

Depreciation, depletion and amortisation charges are included within the following expense headings in the Statement of Income:

		$ million
	2005	2004
Cost of sales	**10,384**	10,569
Selling, distribution and administrative expenses	**1,472**	1,593
Exploration	**125**	683
	11,981	12,845

10 Discontinued operations

Discontinued operations comprise Basell, a Chemicals joint venture entity (Group interest 50%) reported on an equity accounted basis, which was sold in 2005.

The loss from discontinued operations in 2004 comprises the Group share of profit of $119 million, more than offset by an impairment charge of $353 million in order to reflect the carrying amount of this entity at estimated fair value less costs to sell. The carrying amount of the Group's investment in Basell at December 31, 2004 was $1,584 million.

No Group share of profit was reported in 2005 as the investment was held at estimated fair value less costs to sell. The loss from discontinued operations of $307 million comprises an additional impairment to reflect actual proceeds on sale. The impact on the Consolidated Statement of Cash Flows is included in proceeds from sale of equity accounted investments.

11 Segment information

(a) Information by business segment

							$ million
	Exploration & Production	Gas & Power	Oil Products	Chemicals	Corporate and Other	Eliminations	Total
							2005
Revenue							
Third party	23,970	13,766	237,210	31,018	767	–	**306,731**
Intersegment	21,704	1,858	16,643	3,978	–	(44,183)	**–**
Total	**45,674**	**15,624**	**253,853**	**34,996**	**767**	**(44,183)**	**306,731**
Segment result	**25,268**	**392**	**11,608**	**1,219**	**(1,146)**	**–**	**37,341**
Share of profit of equity accounted investments	4,112	999	1,713	423	(124)	–	**7,123**
Interest and other income							**1,171**
Interest expense							**1,068**
Taxation							**17,999**
Income from continuing operations							**26,568**
Income/(loss) from discontinued operations	–	–	–	(307)	–		**(307)**
Income for the period							**26,261**

	Exploration & Production	Gas & Power	Oil Products	Chemicals	Corporate and Other	Eliminations	Total
							Dec 31, 2005
Segment assets	59,351	43,631	67,253	12,087	2,325		**184,647**
Equity accounted investments	5,152	2,947	6,173	2,330	303		**16,905**
Taxation, cash and financial asset investments							**17,964**
Total assets							**219,516**
Segment liabilities	14,280	34,333	36,298	4,997	2,406		**92,314**
Debt and taxation							**29,278**
Total liabilities							**121,592**

	Exploration & Production	Gas & Power	Oil Products	Chemicals	Corporate and Other	Eliminations	Total
							2005
Capital expenditure	10,858	1,568	2,810	387	293		**15,916**
New equity accounted investments	372	34	34	212	53		**705**
Depreciation, depletion and amortisation charge							
Impairment losses	130	–	85	20	70		**305**
Impairment reversals	–	–	5	4	–		**9**
Other	8,147	290	2,532	575	123		**11,667**

	Exploration & Production	Gas & Power	Oil Products	Chemicals	Corporate and Other	Eliminations	Total
							$ million
							2004
Revenue							
Third party	18,400	9,625	210,424	26,877	1,060	–	266,386
Intersegment	18,895	1,210	11,924	2,620	10	(34,659)	–
Total	**37,295**	**10,835**	**222,348**	**29,497**	**1,070**	**(34,659)**	**266,386**
Segment result	**17,335**	**(200)**	**8,698**	**1,235**	**(848)**	**–**	**26,220**
Share of profit of equity accounted investments	2,463	1,142	1,277	437	(304)	–	5,015
Interest and other income							1,483
Interest expense							1,059
Taxation							12,168
Income from continuing operations							**19,491**
Income/(loss) from discontinued operations	–	–	–	(199)	(35)		(234)
Income for the period							**19,257**

	Exploration & Production	Gas & Power	Oil Products	Chemicals	Corporate and Other	Eliminations	Total
							Dec 31, 2004
Segment assets	57,452	18,611	62,101	12,820	2,582		153,566
Equity accounted investments	5,120	3,619	6,177	3,952	322		19,190
Taxation, cash, and financial asset investments							14,690
Total assets							**187,446**
Segment liabilities	12,165	10,834	31,933	5,001	3,145		63,078
Debt and taxation							32,985
Total liabilities							**96,063**

	Exploration & Production	Gas & Power	Oil Products	Chemicals	Corporate and Other	Eliminations	Total
							2004
Capital expenditure	8,699	1,357	2,761	529	220		13,566
New equity accounted investments	358	276	62	339	23		1,058
Depreciation, depletion and amortisation charge							
Impairment losses	7	634	612	105	6		1,364
Impairment reversals	211	–	–	–	–		211
Other	7,480	269	2,745	590	186		11,270

The income statement information above is provided in accordance with IAS 14 "Segment Reporting". Operating segment results are appraised by management on the basis of income including share of profit of equity accounted investments, certain interest and other income and interest expense and income from discontinued operations and after tax. This forms the basis of the discussion of segment results in the Operating and Financial Review (OFR). The table below reconciles the IAS 14 segment results to the segment results used for management reporting, which is consistent with the principles used to provide SFAS 131 segment results.

	Exploration & Production	Gas & Power	Oil Products	Chemicals	Corporate and Other	Total
						$ million
						2005
Segment result – IAS 14	25,268	392	11,608	1,219	(1,146)	**37,341**
Share of profit of equity accounted investments	4,112	999	1,713	423	(124)	**7,123**
Interest and other income	37	228	110	6	790	**1,171**
Interest expense	309	5	41	15	698	**1,068**
Taxation	14,870	41	3,408	335	(655)	**17,999**
Income/(loss) from discontinued operations	–	–	–	(307)	–	**(307)**
Segment result – OFR	14,238	1,573	9,982	991	(523)	**26,261**

	Exploration & Production	Gas & Power	Oil Products	Chemicals	Corporate and Other	Total
						$ million
						2004
Segment result – IAS 14	17,335	(200)	8,698	1,235	(848)	26,220
Share of profit of equity accounted investments	2,463	1,142	1,277	437	(304)	5,015
Interest and other income	167	733	89	(12)	506	1,483
Interest expense	262	–	28	13	756	1,059
Taxation	9,880	(140)	2,439	300	(311)	12,168
Income/(loss) from discontinued operations	–	–	–	(199)	(35)	(234)
Segment result – OFR	9,823	1,815	7,597	1,148	(1,126)	19,257

(b) Information by geographical area

	Europe	Other Eastern Hemisphere	USA	Other Western Hemisphere	Total
					$ million
					2005
Third party revenue	122,684	61,388	101,308	21,351	306,731
Segment assets at December 31:					
Property, plant and equipment and intangible assets	26,558	34,003	19,767	11,580	91,908
Other	30,802	15,054	35,270	11,613	92,739
Total	57,360	49,057	55,037	23,193	184,647
Capital expenditure	3,358	8,876	1,948	1,734	15,916

	Europe	Other Eastern Hemisphere	USA	Other Western Hemisphere	Total
					$ million
					2004
Third party revenue	94,206	50,652	103,429	18,099	266,386
Segment assets at December 31:					
Property, plant and equipment and intangible assets	32,399	27,885	20,815	11,347	92,446
Other	23,982	13,572	17,272	6,294	61,120
Total	56,381	41,457	38,087	17,641	153,566
Capital expenditure	3,235	7,186	1,903	1,242	13,566

12 Intangible assets

	Goodwill	Other	Total
			$ million
			2005
Cost			
At January 1, 2005	4,032	3,093	7,125
Capital expenditure	12	267	279
Sales, retirements and other movements	(148)	(79)	(227)
Currency translation differences	(80)	(136)	(216)
At December 31, 2005	3,816	3,145	6,961
Depreciation, depletion and amortisation			
At January 1, 2005	1,344	1,253	2,597
Charge for the year	14	308	322
Sales, retirements and other movements	(175)	(9)	(184)
Currency translation differences	(51)	(73)	(124)
At December 31, 2005	1,132	1,479	2,611
Net book amount at December 31, 2005	2,684	1,666	4,350

	Goodwill	Other	$ million 2004 Total
Cost			
At January 1, 2004	4,011	2,643	6,654
Capital expenditure	3	298	301
Sales, retirements and other movements	(44)	74	30
Currency translation differences	62	78	140
At December 31, 2004	4,032	3,093	7,125
Depreciation, depletion and amortisation			
At January 1, 2004	1,336	925	2,261
Charge for the year	3	324	327
Sales, retirements and other movements	(37)	(39)	(76)
Currency translation differences	42	43	85
At December 31, 2004	1,344	1,253	2,597
Net book amount at December 31, 2004	2,688	1,840	4,528

Goodwill relates primarily to the acquisition in 2002 of Pennzoil-Quaker State, which is in the Oil Products segment. In 2005, this goodwill was tested for impairment on a value in use basis utilising a 6% nominal discount rate, a 2% inflation rate and a 20 year forecast of cash flows based on business projections.

13 Property, plant and equipment

	Oil and gas properties	Manufacturing and processing	Transportation and storage	Marketing and other	$ million 2005 Total
Cost					
At January 1, 2005	112,432	41,674	5,359	29,982	189,447
Capital expenditure	11,904	1,808	68	1,857	15,637
Sales, retirements and other movements	(1,425)	(764)	(510)	(1,751)	(4,450)
Currency translation differences	(5,070)	(2,561)	4	(2,198)	(9,825)
At December 31, 2005	117,841	40,157	4,921	27,890	190,809
Depreciation, depletion and amortisation					
At January 1, 2005	59,739	22,544	2,075	17,171	101,529
Charge for the year	8,313	1,767	221	1,358	11,659
Sales, retirements and other movements	(1,495)	118	(314)	(1,924)	(3,615)
Currency translation differences	(3,260)	(1,669)	(15)	(1,378)	(6,322)
At December 31, 2005	63,297	22,760	1,967	15,227	103,251
Net book amount at December 31, 2005	54,544	17,397	2,954	12,663	87,558

	Oil and gas properties	Manufacturing and processing	Transportation and storage	Marketing and other	$ million 2004 Total
Cost					
At January 1, 2004	104,212	41,793	5,817	26,181	178,003
Capital expenditure	9,270	1,836	325	1,834	13,265
Sales, retirements and other movements	(5,436)	(3,773)	(892)	309	(9,792)
Currency translation differences	4,386	1,818	109	1,658	7,971
At December 31, 2004	112,432	41,674	5,359	29,982	189,447
Depreciation, depletion and amortisation					
At January 1, 2004	53,227	22,039	2,172	14,284	91,722
Charge for the year	8,407	1,649	329	2,133	12,518
Sales, retirements and other movements	(4,395)	(2,292)	(497)	(216)	(7,400)
Currency translation differences	2,500	1,148	71	970	4,689
At December 31, 2004	59,739	22,544	2,075	17,171	101,529
Net book amount at December 31, 2004	52,693	19,130	3,284	12,811	87,918

The net book amount at December 31, 2005 includes $18,757 million (2004: $16,173 million) of assets in the course of construction.

Oil and gas properties at December 31, 2005 include rights and concessions of $9,865 million (2004: $11,117 million).

Contractual commitments for capital expenditure at December 31, 2005 amounted to $2.6 billion (2004: $4.3 billion).

Oil and gas properties comprises Exploration & Production and Gas & Power activities.

The depreciation, depletion and amortisation charge for the year includes:

					$ million
					2005
	Oil and gas properties	Manufacturing and processing	Transportation and storage	Marketing and other	Total
Impairment losses	130	28	2	123	283
Impairment reversals	–	4	–	5	9

					$ million
					2004
	Oil and gas properties	Manufacturing and processing	Transportation and storage	Marketing and other	Total
Impairment losses	641	241	76	398	1,356
Impairment reversals	211	–	–	–	211

There were no individually significant impairments in 2005. In 2004 there were impairment charges of $609 million in Oil Products related to the deterioration in the local operating environment for certain refinery assets and the writing down to expected proceeds of marketing assets held for sale and $634 million in Gas & Power related to tolling agreements, mainly because it was considered that the current over-capacity would take longer to be absorbed than previously envisaged, exacerbated somewhat by slower deregulation. In 2004 there were also reversals of previous impairments in Exploration & Production of $211 million as a result of an upward revision in expected long-term prices. All amounts were reported in cost of sales.

The net book amount at December 31 includes assets held under finance leases of:

					$ million
					2005
	Oil and gas properties	Manufacturing and processing	Transportation and storage	Marketing and other	Total
Cost	3,247	227	336	412	4,222
Depreciation, depletion and amortisation	(1,099)	(62)	(23)	(170)	(1,354)
Net book amount	2,148	165	313	242	2,868

					$ million
					2004
	Oil and gas properties	Manufacturing and processing	Transportation and storage	Marketing and other	Total
Cost	3,230	198	351	390	4,169
Depreciation, depletion and amortisation	(973)	(35)	(16)	(178)	(1,202)
Net book amount	2,257	163	335	212	2,967

Exploration and evaluation assets, which mainly comprise unproved properties (rights and concessions) and capitalised exploration drilling costs, included within the amounts shown above for oil and gas properties are as follows:

		$ million
	2005	2004
Cost		
At January 1	4,307	5,227
Capital expenditure	1,252	630
Sales, retirements, currency translation differences and other movements	(1,173)	(1,550)
At December 31	4,386	4,307
Depreciation, depletion and amortisation		
At January 1	1,451	880
Charge for the year	128	766
Sales, retirements, currency translation differences and other movements	(140)	(195)
At December 31	1,439	1,451
Net book amount at December 31	2,947	2,856

The depreciation, depletion and amortisation charge for 2004 included $570 million relating to the write-off of various exploration properties mainly in Ireland, Norway and the UK where new information during the year from exploratory work confirmed lower than expected volume projections.

Capitalised exploration drilling costs are as follows:

		$ million
	2005	2004
At January 1	771	732
Capital expenditure (additions pending determination of proved reserves)	480	316
Amounts charged to expense	(220)	(193)
Reclassifications to productive wells on determination of proved reserves	(301)	(94)
Other movements, including acquisitions, disposals and currency translation differences	102	10
At December 31	832	771

There were $389 million exploration drilling costs at December 31, 2005 capitalised for periods greater than one year, representing 33 wells. Information by year of expenditure is as follows.

	$ million	Number of wells
2000	15	1
2001	14	2
2002	93	7
2003	145	10
2004	122	13
	389	33

These costs remain capitalised for more than one year because, for the related projects, either (a) firm exploration/exploratory appraisal wells were executed in 2005 and/or are planned in the near future, and/or (b) firm development activities are being progressed with a final investment decision expected in the near future.

14 Associated companies and joint ventures

(a) Information on the Group share of investments accounted for by the equity method

						$ million
			2005			2004
	Associated companies	Jointly controlled entities	Total	Associated companies	Jointly controlled entities	Total
Revenue	21,393	43,841	65,234	15,320	36,785	52,105
Cost of sales	18,063	30,493	48,556	11,897	27,873	39,770
Gross profit	3,330	13,348	16,678	3,423	8,912	12,335
Other expenses (including taxation)	1,355	8,200	9,555	1,401	5,919	7,320
Income for the period	1,975	5,148	7,123	2,022	2,993	5,015

			Dec 31, 2005			Dec 31, 2004
Current assets	8,263	3,262	11,525	5,300	6,176	11,476
Non-current assets	14,123	9,964	24,087	17,149	16,227	33,376
Total assets	22,386	13,226	35,612	22,449	22,403	44,852
Current liabilities	5,731	1,724	7,455	4,224	6,948	11,172
Non-current liabilities	5,270	5,982	11,252	5,661	8,829	14,490
Total liabilities	11,001	7,706	18,707	9,885	15,777	25,662
Total assets less total liabilities	11,385	5,520	16,905	12,564	6,626	19,190
Shares	10,067	5,518	15,585	11,557	6,221	17,778
Loans (of a long-term investment nature)	1,318	2	1,320	1,007	405	1,412
	11,385	5,520	16,905	12,564	6,626	19,190

Income for 2005 for jointly controlled entities included gains of $1,699 million from the disposal of certain operations in the Netherlands.

At December 31, 2005 the Group had capital commitments of $3,666 million (2004: $1,629 million) in respect of its joint ventures.

(b) The Group's major investments in associated companies and joint ventures at December 31, 2005

Segment Name	Description	Country of incorporation	Group interest	Fair value[a] $ million
Exploration & Production				
Aera	Jointly controlled entity	USA	52%	
Brunei Shell	Jointly controlled entity	Brunei	50%	
NAM	Jointly controlled entity	The Netherlands	50%	
Woodside	Associated company	Australia	34%	6,572
Gas & Power				
Nigeria LNG	Associated company	Nigeria	26%	
Oman LNG	Associated company	Oman	30%	
Oil Products				
Motiva	Jointly controlled entity	USA	50%	
Deer Park	Jointly controlled entity	USA	50%	
Saudi Arabia Refinery	Associated company	Saudi Arabia	50%	
Showa Shell	Associated company	Japan	35%	1,585
Chemicals				
CNOOC and Shell Petrochemicals (Nanhai)	Jointly controlled entity	China	50%	
Infineum	Jointly controlled entity	The Netherlands	50%	
Saudi Petrochemical	Jointly controlled entity	Saudi Arabia	50%	

a This represents the unit share price on December 31, 2005, multiplied by the number of shares held by Group companies, for those associated companies which are listed on a recognised stock exchange.

All shareholdings in the above entities are in ordinary shares or the equivalent.

Although the Group has a 52% investment in Aera, the governing agreements and constitutive documents for this entity do not allow the Group to control this entity as voting control is either split 50:50 between the shareholders or requires unanimous approval of the shareholders or their representatives and, therefore, this entity has not been consolidated.

Group companies have other major Exploration & Production joint venture activities which operate as jointly controlled assets.

(c) Transactions between Group companies and equity accounted investments

Transactions between Group equity accounted investments mainly comprise sales and purchases of goods and services in the ordinary course of business and in total amounted to:

		$ million
	2005	2004
Charges to equity accounted investments	**22,122**	13,979
Charges from equity accounted investments	**19,266**	13,833

Balances outstanding at December 31, 2005 and 2004 in respect of the above transactions are shown in Notes 18 and 25.

15 Investments: financial assets

		$ million
	Dec 31, 2005	Dec 31, 2004
Available-for-sale	**3,572**	2,575
Held to maturity	**100**	125
	3,672	2,700

Available-for-sale securities at December 31, 2005 comprise $3,109 million of equity securities (2004: $1,887 million) and $463 million of debt securities (2004: $688 million). This includes a portfolio amounting to $1,200 million (2004: $1,408 million), required to be held long term by the Group insurance companies as security for their activities.

Available-for-sale equity securities at December 31, 2005 include $353 million (2004: $457 million) recognised at cost because their fair value cannot be reliably measured since these are unquoted securities with no regular dividend flows.

The following tables give details of available-for-sale debt securities held by Group companies at December 31 by year of maturity.

2005

							$ million
	2006	2007	2008	2009	2010	2011	Total
Fixed rate dollar debt securities	74	13	30	11	4	64	**196**
average interest rate	4.1%	3.1%	6.1%	3.8%	4.0%	6.5%	
Fixed rate euro debt securities	36	38	–	15	8	114	**211**
average interest rate	3.8%	5.2%	–	4.0%	5.8%	5.2%	
Other fixed rate debt securities	10	–	2	–	–	44	**56**
average interest rate	6.7%	–	5.0%	–	–	7.3%	
Total	120	51	32	26	12	222	**463**

2004

							$ million
	2005	2006	2007	2008	2009	2010	Total
Fixed rate dollar debt securities	13	29	–	105	162	95	404
average interest rate	4.6%	7.1%	–	5.7%	5.5%	6.5%	
Fixed rate euro debt securities	–	47	45	–	17	119	228
average interest rate	–	5.9%	5.5%	–	4.0%	4.8%	
Other fixed rate debt securities	8	–	–	6	–	42	56
average interest rate	6.2%	–	–	5.0%	–	7.0%	
Total	21	76	45	111	179	256	688

16 Other non-current assets

		$ million
	Dec 31, 2005	Dec 31, 2004
Loans to equity accounted investments	**1,702**	1,402
Prepayments and deferred charges	**1,021**	1,099
Derivative contracts	**123**	2,119
Other	**1,245**	1,173
	4,091	5,793

The carrying amount of financial assets included above approximates fair value.

17 Inventories

		$ million
	Dec 31, 2005	Dec 31, 2004
Oil and chemicals	**18,848**	14,486
Materials	**928**	889
	19,776	15,375

The cost of inventories recognised as expense and included in cost of sales amounted to $223,654 million (2004: $197,137 million).

18 Accounts receivable

		$ million
	Dec 31, 2005	Dec 31, 2004
Trade receivables	**29,822**	23,627
Amounts owed by equity accounted investments	**1,410**	2,118
Prepayments and deferred charges	**2,324**	1,705
Derivative contracts	**28,374**	6,055
Other	**4,456**	3,968
	66,386	37,473

Derivative contract receivables have risen during 2005 due to an increase in trading activities coupled with higher commodity prices.

Provisions for impairments deducted from accounts receivable amounted to $494 million at December 31, 2005 (2004: $558 million).

19 Cash and cash equivalents

		$ million
	Dec 31, 2005	Dec 31, 2004
Cash at bank and in hand	**8,829**	7,724
Commercial paper notes	**2,901**	1,477
	11,730	9,201

20 Debt and lease arrangements

(a) Debt (including finance lease obligations) at December 31

						$ million
			2005			2004
	Debt	Finance lease obligations	Total	Debt	Finance lease obligations	Total
Short-term debt	**3,722**	**–**	**3,722**	4,470	–	4,470
Long-term debt due within one year	**1,505**	**111**	**1,616**	1,177	87	1,264
	5,227	**111**	**5,338**	5,647	87	5,734
Long-term debt due after one year	**3,998**	**3,580**	**7,578**	5,185	3,673	8,858
	9,225	**3,691**	**12,916**	10,832	3,760	14,592

The carrying amount of debt approximates fair value.

The amount of short-term debt due to banks and other credit institutions at December 31, 2005 was $1,028 million (2004: $812 million).

Total unused lines of short-term credit at December 31, 2005 amounted to $3,506 million (2004: $3,930 million).

During 2005, the Group's Euro Medium Term Note and Commercial Paper Programmes were renewed at $30 billion. In 2005, the Group established a US universal shelf registration enabling it to offer up to $10 billion of securities. As at December 31, 2005, debt outstanding under central borrowing programmes, which includes these facilities, totalled $6.7 billion, with the remaining indebtedness raised by Group companies with no recourse beyond the immediate borrower and/or the local assets.

(b) Debt (excluding finance lease obligations)

The following tables give details of debt owed by Group companies at December 31, by year of maturity:

2005

							$ million
	2006	2007	2008	2009	2010	2011 and after	Total
Fixed rate dollar debt	3,054	1,015	304	509	3	42	**4,927**
average interest rate	7.5%	5.0%	3.3%	4.8%	6.2%	7.0%	
Variable rate dollar debt	354	98	30	94	156	152	**884**
average interest rate	3.6%	3.3%	1.0%	0.3%	3.3%	4.9%	
Fixed rate European debt	715	891	360	1	1	2	**1,970**
average interest rate	4.2%	3.5%	3.3%	4.1%	4.2%	2.5%	
Variable rate European debt	341	1	1	–	–	–	**343**
average interest rate	2.7%	3.5%	3.1%	–	–	–	
Other fixed rate debt	69	–	5	1	8	136	**219**
average interest rate	5.4%	–	8.1%	8.4%	8.4%	7.9%	
Other variable rate debt	694	188	–	–	–	–	**882**
average interest rate	12.7%	3.5%	–	–	–	–	
	5,227	2,193	700	605	168	332	**9,225**

2004

							$ million
	2005	2006	2007	2008	2009	2010 and after	Total
Fixed rate dollar debt	4,150	617	1,045	305	7	49	6,173
average interest rate	2.8%	3.2%	5.0%	3.3%	5.9%	7.0%	
Variable rate dollar debt	339	260	19	9	9	309	945
average interest rate	7.5%	1.8%	3.6%	3.6%	3.7%	5.8%	
Fixed rate European debt	294	723	1,025	419	1	2	2,464
average interest rate	2.7%	4.2%	5.4%	3.3%	4.2%	4.5%	
Variable rate European debt	20	1	1	1	–	–	23
average interest rate	5.4%	2.9%	3.0%	3.0%	–	–	
Other fixed rate debt	189	1	3	–	–	169	362
average interest rate	3.4%	2.9%	0.7%	–	–	8.0%	
Other variable rate debt	655	210	–	–	–	–	865
average interest rate	7.3%	2.8%	–	–	–	–	
	5,647	1,812	2,093	734	17	529	10,832

In accordance with risk management policy, Group companies have entered into interest rate swaps against most of the fixed rate debt due to mature after more than one year, affecting the effective interest rate on these balances (see Note 27).

Fixed rate European debt expected to mature in 2006 includes $647 million of UK pound debt with an average interest rate of 4.3%. Fixed rate European debt expected to mature in 2007 includes $889 million of euro debt with an average interest rate of 3.5%. Fixed rate European debt expected to mature in 2008 includes $358 million of euro debt with an average interest rate of 3.3%.

Variable rate European debt expected to mature in 2006 includes $152 million of UK pound debt with an average interest rate of 2.6%, and $114 million of euro debt with an average interest rate of 2.6%.

Other fixed rate debt expected to mature after 2011 includes $134 million of Malaysian ringgit debt at an average interest rate of 8.0%.

Other variable rate debt expected to mature in 2006 includes $214 million of Philippine peso debt (with an average interest rate of 9.2%) and $153 million of Brazilian reals debt (with an average interest rate of 21.3%). Other variable rate debt expected to mature in 2007 includes $181 million of Canadian dollar debt with an average interest rate of 2.7%.

The weighted average rate of interest on short-term debt at December 31, 2005 was 5% (2004: 3%).

(c) Lease arrangements
The future minimum lease payments and the present value of finance lease payments at December 31, 2005 by maturity date are as follows:

2005

				$ million
	Total future minimum finance lease payments	Executory costs and interest	Present value of minimum finance lease payments	Total future minimum operating lease payments
2006	453	342	111	2,220
2007–2010	1,780[a]	1,247	533	5,490[b]
2011 and after	5,545	2,498	3,047	3,999
Total	7,778	4,087	3,691	11,709

a 2007: $448 million, 2008: $448 million, 2009: $444 million and 2010: $440 million.
b 2007: $1,835 million, 2008: $1,666 million, 2009: $1,107 million and 2010: $882 million.

2004

				$ million
	Total future minimum finance lease payments	Executory costs and interest	Present value of minimum finance lease payments	Total future minimum operating lease payments
2005	470	383	87	1,841
2006–2009	1,780[a]	1,247	533	3,726[b]
2010 and after	5,900	2,760	3,140	4,421
Total	8,150	4,390	3,760	9,988

a 2006: $450 million, 2007: $447 million, 2008: $442 million and 2009: $441 million.
b 2006: $1,276 million, 2007: $960 million, 2008: $782 million and 2009: $708 million.

In 2005 and 2004 there were no contingent rents under finance leases recognised as expense.

At December 31, 2005 and 2004 there were no non-cancellable sub-leases under finance leases.

Operating lease expenses were as follows:

		$ million
	2005	2004
Minimum lease payments	**2,250**	2,354
Contingent rentals	**56**	75
Sub-lease payments	**(131)**	(203)
	2,175	2,226

For operating leases at December 31, 2005, there is a total of $118 million (2004: $125 million) of future minimum sub-lease payments expected to be received under non-cancellable sub-leases.

Group companies have obligations under certain power generation contracts ("tolling agreements") which are recognised as finance leases. The present value of the minimum lease payments is $2,779 million at December 31, 2005 (2004: $2,826 million) of which $463 million is denominated in Canadian dollars and the remainder in US dollars. The carrying amount of related assets, which are recognised as property, plant and equipment, is $1,942 million at December 31, 2005 (2004: $2,053 million). The leases mature between 2021 and 2024 and the average interest rate for 2005 was 8.1% (2004: 7.8%).

21 Taxation

(a) Taxation charge for the year

		$ million
	2005	2004
Charge in respect of current period	19,561	13,216
Adjustments in respect of prior periods	(126)	(135)
Current taxation	19,435	13,081
Relating to the origination and reversal of temporary differences	(1,403)	(841)
Relating to changes in tax rates	(33)	(72)
Deferred taxation	(1,436)	(913)
Taxation charge	17,999	12,168

Reconciliations of the expected tax charge to the actual tax charge are as follows:

		$ million
	2005	2004
Income before taxation	44,567	31,659
Less: Share of profit of equity accounted investments	(7,123)	(5,015)
Income before taxation and share of profit from equity accounted investments	37,444	26,644
Expected tax charge at statutory rates	18,802	13,212
Adjustment in respect of prior periods	(85)	(68)
Recognition of previously unrecognised/derecognition of previously recognised tax losses	(300)	(52)
Income not subject to tax	(517)	(753)
Expenses not deductible for tax purposes	508	310
Taxable items deductible not expensed	(464)	(321)
Taxable income not booked	220	213
Other reconciling items	(165)	(373)
Taxation charge	17,999	12,168

The weighted average applicable statutory tax rate was 50% (2004: 50%). There was a change in geographical mix of income between 2004 and 2005 but this did not lead to a change in the weighted average applicable tax rate because the higher proportion of income arising in the Exploration & Production segment (more highly taxed than other segments) was offset by a general reduction in the statutory tax rates of other segments.

The taxation charge includes not only those of general application but also taxes at special rates levied on income from Exploration & Production activities and various other taxes to which these activities are subject.

The adjustment in respect of prior years relates to events in the current period and reflect the effects of changes in rules, facts or other factors compared to those used in establishing the current tax position or deferred tax balance.

The taxation charge above includes UK taxation of $1,209 million in 2005 (2004: $646 million).

(b) Taxes payables

		$ million
	Dec 31, 2005	Dec 31, 2004
Income taxes	5,599	5,463
Sales taxes, excise duties and similar levies and social law taxes	3,183	3,595
	8,782	9,058

(c) Provision for deferred taxation

Movements in deferred tax liabilities and assets during the year, taking into consideration the offsetting balances within the same tax jurisdiction, are as follows:

Deferred tax liabilities

	Property, plant and equipment	Retirement benefit obligations	Other provisions	Other	Total
At January 1, 2004	17,039	(443)	(2,310)	(485)	13,801
Charged/(credited) to income	(520)	1	18	(140)	(641)
Other movements	(888)	(176)	(62)	203	(923)
Currency translation differences	855	(147)	(109)	94	693
At December 31, 2004	16,486	(765)	(2,463)	(328)	12,930
IAS 32/39 transition[a]	–	–	–	195	195
At January 1, 2005 (after IAS 32/39 transition)	16,486	(765)	(2,463)	(133)	13,125
Charged/(credited) to income	(207)	121	(500)	(783)	(1,369)
Other movements	(775)	69	15	374	(317)
Currency translation differences	(822)	38	123	(15)	(676)
At December 31, 2005	14,682	(537)	(2,825)	(557)	10,763

Deferred tax assets

	Losses carried forward	Retirement benefit obligations	Other provisions	Other	Total
At January 1, 2004	1,600	725	180	558	3,063
(Charged)/credited to income	134	(58)	(66)	262	272
Other movements	384	(371)	2	(679)	(664)
Currency translation differences	76	28	2	12	118
At December 31, 2004	2,194	324	118	153	2,789
IAS 32/39 transition[a]	–	–	–	5	5
At January 1, 2005 (after IAS 32/39 transition)	2,194	324	118	158	2,794
(Charged)/credited to income	(363)	(55)	33	452	67
Other movements	(205)	(65)	131	(36)	(175)
Currency translation differences	(99)	(13)	(5)	(7)	(124)
At December 31, 2005	1,527	191	277	567	2,562

a See Note 28

The Group has recognised losses carried forward amounting to $4,802 million as at December 31, 2005. To the extent that the realisation of deferred tax assets is dependent on future profits, the Group has only recognised these to the extent that business forecasts predict such profits will be available.

Unrecognised losses amount to $3,118 million as at December 31, 2005 and expire in the following years:

	$ million
2006	525
2007	20
2008	7
2009	8
2010 and after	2,558

Earnings retained by the subsidiaries and equity accounted investments of Royal Dutch Shell amounted to $86,255 million at December 31, 2005 (2004: $80,787 million). Provision has been made for withholding and other taxes which would become payable on the distribution of these earnings only to the extent that either the Group does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

22 Retirement benefits

Retirement plans are provided for permanent employees of all major Group companies. The nature of such plans varies according to the legal and fiscal requirements and economic conditions of the country in which the employees are engaged. Generally, the plans provide defined benefits based on employees' years of service and average final remuneration. The principal plans in the Group use a December 31 measurement date.

Some Group companies have established unfunded defined benefit plans to provide certain retirement healthcare and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period.

								$ million
								Other benefits
	Pension benefits				2005			2004
	2005	2004	USA	Other	Total	USA	Other	Total
Change in benefit obligation								
Obligations for benefits based on employee service to date at January 1	54,822	46,476	2,509	611	3,120	2,520	512	3,032
Increase in present value of the obligation for benefits based on employee service during the year	1,163	1,086	36	29	65	35	16	51
Interest on the obligation for benefits in respect of employee service in previous years	2,575	2,529	142	26	168	139	28	167
Benefit payments made	(2,456)	(2,350)	(115)	(27)	(142)	(119)	(28)	(147)
Currency translation differences	(5,448)	3,461	–	(46)	(46)	–	40	40
Other components[a]	5,021	3,620	127	(149)	(22)	(66)	43	(23)
Obligations for benefits based on employee service to date at December 31	55,677	54,822	2,699	444	3,143	2,509	611	3,120
Change in plan assets								
Plan assets held in trust at fair value at January 1	51,874	43,960						
Expected return on plan assets	3,389	3,318						
Actuarial gains/(losses)	5,901	1,944						
Employer contributions	1,276	1,562						
Plan participants' contributions	61	56						
Benefit payments made	(2,456)	(2,350)						
Currency translation differences	(5,392)	3,367						
Other components	(3)	17						
Plan assets held in trust at fair value at December 31	54,650	51,874						
Plan assets in excess of/(less than) the present value of obligations for benefits at December 31	(1,027)	(2,948)	(2,699)	(444)	(3,143)	(2,509)	(611)	(3,120)
Unrecognised net actuarial (gains)/losses since adoption	453	1,411	79	3	82	(42)	–	(42)
Unrecognised prior service cost/(credit)	10	18	22	–	22	25	1	26
Net amount recognised	(564)	(1,519)	(2,598)	(441)	(3,039)	(2,526)	(610)	(3,136)
Amounts recognised in the Consolidated Balance Sheet:								
Prepaid benefit costs	2,486	2,479						
Accrued benefit obligations:								
Current	(159)	(207)	(107)	(16)	(123)	(101)	(31)	(132)
Non-current	(2,891)	(3,791)	(2,491)	(425)	(2,916)	(2,425)	(579)	(3,004)
Net amount recognised	(564)	(1,519)	(2,598)	(441)	(3,039)	(2,526)	(610)	(3,136)

a *Other components comprise mainly the effect of changes in actuarial assumptions, most notably the discount rate and the impact of accounting for the US Medicare Act on the retirement benefit obligation at January 1, 2004.*

Additional information

		$ million
	2005	2004
Pension benefits		
Obligation for pension benefits in respect of unfunded plans	1,904	2,032
Obligation for pension benefits in respect of funded plans	53,773	52,790
Total benefit obligation	55,677	54,822
Experience adjustments as a percentage of the total benefit obligation	0.2%	2.1%
Plan assets	54,650	51,874
Experience adjustments as a percentage of plan assets	10.8%	3.8%
Plan surplus/(deficit)	(1,027)	(2,948)
Actual return on plan assets	9,290	5,262
Other benefits		
Total benefit obligation unfunded	3,143	3,120
Experience adjustments as a percentage of the total benefit obligation	0.03%	0.26%

Employer contributions to defined benefit pension plans during 2006 are estimated to be $1.4 billion. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

				$ million
	Pension			Other benefits
Future benefit payments	benefits	USA	Other	Total
2006	2,514	143	20	163
2007	2,543	157	22	179
2008	2,622	168	23	191
2009	2,681	178	24	202
2010	2,747	186	25	211
2011–2015	14,631	992	133	1,125

Benefit costs for the year comprise:

								$ million
								Other benefits
	Pension benefits				2005			2004
	2005	2004	USA	Other	Total	USA	Other	Total
Service cost	1,163	1,086	36	29	65	35	16	51
Interest cost	2,575	2,529	142	26	168	139	28	167
Expected return on plan assets	(3,389)	(3,318)						
Other components	127	9	5	(135)	(130)	37	–	37
Cost of defined benefit plans	476	306	183	(80)	103	211	44	255
Payments to defined contribution plans	189	221						
	665	527	183	(80)	103	211	44	255

The cost of defined benefit plans is reported in the Consolidated Statement of Income, principally within cost of sales.

Discount rates, projected rates of remuneration growth and expected rates of return on plan assets vary for the different plans as they are determined in the light of local conditions. Expected rates of return on plan assets are calculated using a common assumption setting process based on a projection of real long-term bond yields and an equity risk premium which are combined with local inflation assumptions and applied to each plan's actual asset mix. The weighted averages applicable for the principal plans in the Group are:

						Other benefits
		Pensions		2005		2004
	2005	2004	USA	Other	USA	Other
Assumptions used to determine benefit obligations at December 31						
Discount rate	4.7%	5.1%	5.5%	4.6%	5.8%	5.0%
Projected rate of remuneration growth	4.1%	3.8%				
Assumptions used to determine benefit costs for year-ended December 31						
Discount rate	5.1%	5.6%	5.8%	5.0%	6.0%	5.6%
Expected rate of return on plan assets	7.1%	7.6%				
Projected rate of remuneration growth	3.8%	3.9%				
Healthcare cost trend rates						
Healthcare cost trend rate in year after reporting year			9.0%	4.3%	10.0%	3.7%
Ultimate healthcare cost trend rate			5.0%	2.9%	5.0%	2.9%
Year ultimate healthcare cost trend rate is applicable			2012	2009	2012	2007

The effect of a one percentage point increase/(decrease) in the annual rate of increase in the assumed healthcare cost trend rates would be to increase/(decrease) annual retirement benefit cost by approximately $27 million/($22 million) and the benefit obligation by approximately $371 million/($307 million).

Weighted-average plan asset allocations by asset category for the principal pension plans in the Group are:

	Target Allocation	Percentage of plan assets at December 31	
	2005	2005	2004
Equity securities	72%	73%	73%
Debt securities	22%	20%	22%
Real estate	2%	2%	2%
Other	4%	5%	3%
	100%	100%	100%

Plan long-term investment strategies are generally determined by the responsible Pension Fund Trustees using a structured asset liability modelling approach to determine the asset mix, which best meets the objectives of optimising investment return and maintaining adequate funding levels.

23 Other provisions

(a) Current

$ million

	Decommissioning and restoration costs	Environmental costs	Redundancy costs	Other	Total
At January 1, 2004	73	296	293	413	**1,075**
Additional provisions	–	32	476	388	**896**
Amounts charged against provisions	(60)	(227)	(353)	(63)	**(703)**
Reclassifications and other movements	148	135	26	159	**468**
Currency translation differences	6	7	18	45	**76**
At December 31, 2004	167	243	460	942	**1,812**
Additional provisions	34	68	92	217	**411**
Amounts charged against provisions	(63)	(163)	(282)	(208)	**(716)**
Reclassifications and other movements	105	119	16	(93)	**147**
Currency translation differences	(10)	(8)	(22)	(65)	**(105)**
At December 31, 2005	233	259	264	793	**1,549**

Included in other provisions at December 31, 2005 are $0.1 billion relating to legal proceedings, $0.1 billion relating to loyalty schemes and $0.2 billion relating to restructuring and employee end-of-service benefits.

Additional provisions for redundancy costs in 2004 relate to 4,000 employees mainly in the Oil Products segment, primarily due to portfolio restructuring, and in the Corporate and Other segment due to restructuring in information and technology.

(b) Non-current

$ million

	Decommissioning and restoration costs	Environmental costs	Redundancy costs	Other	Total
At January 1, 2004	3,527	573	149	692	**4,941**
Additional provisions	277	121	14	118	**530**
Amounts charged against provisions	(18)	(18)	(4)	(92)	**(132)**
Accretion	265	22	–	17	**304**
Reclassifications and other movements	929	(130)	(37)	123	**885**
Currency translation differences	250	6	7	37	**300**
At December 31, 2004	5,230	574	129	895	**6,828**
Additional provisions	385	175	17	206	**783**
Amounts charged against provisions	(21)	(27)	(6)	(119)	**(173)**
Accretion	320	19	–	32	**371**
Reclassifications and other movements	156	(114)	(33)	–	**9**
Currency translation differences	(378)	(8)	(13)	(34)	**(433)**
At December 31, 2005	5,692	619	94	980	**7,385**

Included in other provisions at December 31, 2005 are $0.4 billion relating to legal proceedings, $0.1 billion relating to loyalty schemes and $0.1 billion relating to restructuring and employee end-of-service benefits.

A review of the estimated provision for decommissioning and restoration costs was performed during 2004 based on current experience and techniques. This resulted in an increase of $1.0 billion in both the provision and corresponding property, plant and equipment assets which was reported within other movements.

For the purposes of calculating provisions for decommissioning and restoration costs, estimated total ultimate liabilities of $10.5 billion at December 31, 2005 (2004: $9.1 billion) were used. Such estimates are subject to various regulatory and technological developments.

24 Other non-current liabilities

$ million

	Dec 31, 2005	Dec 31, 2004
Derivative contracts	**1,113**	1,801
Deferred income	**1,236**	1,252
Customer deposits	**535**	603
Liabilities under staff benefit plans	**686**	540
Advance payments received under long-term supply contracts	**298**	354
Other payables	**1,227**	1,250
	5,095	5,800

The carrying amount of financial liabilities included above approximates fair value.

25 Accounts payable and accrued liabilities

	Dec 31, 2005	Dec 31, 2004
		$ million
Trade payables	24,372	18,693
Amounts due to equity accounted investments	2,696	2,350
Accruals and deferred income	7,897	7,253
Derivative contracts	29,111	6,253
Other	4,937	3,360
	69,013	37,909

Derivative contract payables have risen during 2005 due to an increase in trading activities coupled with higher commodity prices.

26 Share capital

Authorised

			Dec 31, 2005	Dec 31, 2004
				million
4,077,359,886	(December 31, 2004: 6,397,600,000)	Class A shares of €0.07 each	€285	€448
2,759,360,000	(December 31, 2004: 2,858,389,341)	Class B shares of €0.07 each	€193	€200
3,101,000,000	(December 31, 2004: Nil)	Unclassified shares of €0.07 each	€217	€–
62,280,114	(December 31, 2004: Nil)	euro deferred shares of €0.07 each	€4	€–
50,000	(December 31, 2004: 30,000)	Sterling deferred shares of £1 each	£–	£–
Nil	(December 31, 2004: 20,000)	Ordinary shares of £1 each	£–	£–
Nil	(December 31, 2004: 1,500)	Priority shares of €448 each	€–	€1
Nil	(December 31, 2004: 3,000,000)	First Preference shares of £1 each	£–	£3
Nil	(December 31, 2004: 10,000,000)	Second Preference shares of £1 each	£–	£10

Issued and fully paid

						Number of shares
		shares of €0.07 each		shares of £1 each		shares of £1 each
	Class A	Class B	Euro deferred	Ordinary	Sterling deferred	Preference
At January 1, 2004	4,167,000,000	2,777,792,416	–	13,301	–	12,000,000
Shares issued	–	–	–	6,699	30,000	–
Shares repurchased for cancellation	(18,200,000)	(12,240,389)	–	–	–	–
At December 31, 2004	4,148,800,000	2,765,552,027	–	20,000	30,000	12,000,000
IAS 32/39 transition[a]	–	–	–	–	–	(12,000,000)
At January 1, 2005						
(after IAS 32/39 transition)	4,148,800,000	2,765,552,027	–	20,000	30,000	–
Reclassification of shares	–	–	–	(20,000)	20,000	–
Shares repurchased for cancellation	(150,894,886)	(6,192,027)	–	–	–	–
Reallocation to euro deferred shares	(62,280,114)	–	62,280,114	–	–	–
At December 31, 2005	3,935,625,000	2,759,360,000	62,280,114	–	50,000	–

Nominal value

							$ million
				shares of €0.07 each		shares of £1 each	
	Class A	Class B	Euro deferred	Ordinary	Sterling deferred	Preference	Total
At January 1, 2004	352	235	–	–	–	20	607
Shares repurchased for cancellation	(2)	(1)	–	–	–	–	(3)
At December 31, 2004	350	234	–	–	–	20	604
IAS 32/39 transition[a]	–	–	–	–	–	(20)	(20)
At January 1, 2005							
(after IAS 32/39 transition)	350	234	–	–	–	–	584
Shares repurchased for cancellation	(12)	(1)	–	–	–	–	(13)
Reallocation to euro deferred shares	(5)	–	5	–	–	–	–
At December 31, 2005	333	233	5	–	–	–	571

a See Note 28

Share capital for the periods prior to July 20, 2005 is based on existing Royal Dutch and Shell Transport share capital converted into Royal Dutch Shell share equivalents at the rates detailed in Note 1.

27 Financial instruments and other derivative contracts

Financial instruments and other derivative contracts in the Consolidated Balance Sheet comprise investment: financial assets (see Note 15), cash and cash equivalents (see Note 19), debt (see Note 20) and certain amounts (including derivatives) reported within other non-current assets, accounts receivable, accounts payable and accrued liabilities and other non-current liabilities.

Group companies, in the normal course of their business, use financial instruments of various kinds for the purposes of managing exposure to currency, commodity price and interest rate movements.

The Group has treasury guidelines applicable to all Group companies and each Group company is required to adopt a treasury policy consistent with these guidelines. These policies cover financing structure, foreign exchange and interest rate risk management, insurance, counterparty risk management and derivative instruments, as well as the treasury control framework. Wherever possible, treasury operations are operated through specialist Group regional organisations without removing from each Group company the responsibility to formulate and implement appropriate treasury policies.

Each Group company measures its foreign currency exposures against the underlying currency of its business (its functional currency), reports foreign exchange gains and losses against its functional currency and has hedging and treasury policies in place which are designed to manage foreign exchange exposure so defined. The functional currency for most upstream companies and for other companies with significant international business is the US dollar, but other companies usually have their local currency as their functional currency.

The financing of most operating companies is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.

Apart from forward foreign exchange contracts to meet known commitments, the use of derivative financial instruments by most Group companies is not permitted by their treasury policy.

Specific Group companies have a mandate to operate as traders in crude oil, natural gas, oil products and other energy-related products, using commodity swaps, options and futures as a means of managing price, and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised. The Group measures exposure to the market when trading. Exposure to substantial trading losses is considered limited with the Group's approach to risk.

Other than in exceptional cases, the use of external derivative instruments is generally confined to specialist oil and gas trading and central treasury organisations which have appropriate skills, experience, supervision and control and reporting systems.

The Group's procedures and the broad geographical spread of Group companies' activities limit the Group's exposure to concentrations of credit or market risk.

The remainder of this Note relates to the use by Group companies of derivative contracts recognised at fair value in the Consolidated Balance Sheet.

(a) Interest rate swaps/forward rate agreements

Interest rate swaps/forward rate agreements held by Group companies at December 31 by expected year of maturity are as follows. The variable interest rate component of contracts is generally linked to inter-bank offer rates. The effective interest rate on certain debt balances (see Note 20) is affected by such contracts.

2005

		2006	2007	2008	2009	Total contract/ notional amount	Estimated fair value ($ million)
Dollar							
Fair value hedge:	contract/notional amount	600	1,000	300	500	2,400	6
	average pay rate	3.2%	3.2%	3.1%	4.2%		
	average receive rate	3.1%	5.0%	3.3%	4.8%		
Cash flow hedge:	contract/notional amount	–	130	80	–	210	(7)
	average pay rate	–	6.9%	7.3%	–		
	average receive rate	–	5.1%	3.2%	–		
UK pound							
Fair value hedge:	contract/notional amount	647	–	–	–	647	13
	average pay rate	4.7%	–	–	–		
	average receive rate	4.3%	–	–	–		
Euro							
Fair value hedge:	contract/notional amount	–	–	300	–	300	3
	average pay rate	–	–	3.1%	–		
	average receive rate	–	–	3.3%	–		
		1,247	1,130	680	500	3,557	15

2004

		2005	2006	2007	2008	Total contract/ notional amount	$ million Estimated fair value
Dollar							
Fair value hedge:	contract/notional amount	801	600	1,000	300	2,701	72
	average pay rate	1.7%	1.3%	1.4%	1.4%		
	average receive rate	5.1%	3.1%	5.0%	3.3%		
Cash flow hedge:	contract/notional amount	264	–	122	88	474	(17)
	average pay rate	2.8%	–	7.2%	7.8%		
	average receive rate	3.3%	–	4.4%	5.6%		
UK pound							
Fair value hedge:	contract/notional amount	–	723	–	–	723	8
	average pay rate	–	4.5%	–	–		
	average receive rate	–	4.3%	–	–		
Euro							
Fair value hedge:	contract/notional amount	–	–	–	409	409	7
	average pay rate	–	–	–	2.0%		
	average receive rate	–	–	–	3.3%		
		1,065	1,323	1,122	797	4,307	70

(b) Forward exchange contracts and currency swaps/options

Group companies held forward exchange contracts and currency swaps/options at December 31, 2005 with a total contract/notional amount of $27,802 million (2004: $18,830 million) and an estimated fair value of $(201) million (2004: $53 million). The forward contracts mature within one year and the majority of swaps/options contracts mature within 1 to 4 years.

(c) Commodity swaps, options and futures

Group companies held commodity swaps, options and futures at December 31, 2005 with a total contract/notional amount of $81,372 million (2004: $99,389 million) and an estimated fair value of $1,052 million (2004: $440 million). These contracts are generally held for trading with maturity mainly within one year.

(d) Other contracts

Group companies hold certain contracts to purchase or sell commodities, and other contracts containing embedded derivatives, which are also required to be recognised at fair value because of pricing or delivery conditions, even though they are only entered into to meet operational requirements. The total contract/notional amount of these contracts at December 31, 2005 was $6,525 million (2004: $6,966 million), with an estimated fair value of $(1,144) million (2004: $(359) million). These contracts have expected maturity between 2008 and 2025, with certain contracts having early termination rights (for either party).

28 Implementation of IAS 32 and IAS 39 Financial Instruments

The impact on transition at January 1, 2005 (see Note 3) resulting from recognising at fair value certain unquoted securities and additional derivative contracts, and recognising preference shares as debt, was an increase in total equity of $0.8 billion. This was reflected by increases in assets and liabilities at January 1, 2005 as follows:

	$ million
Investments: financial assets	1,018
Non-current assets: deferred tax	5
Current assets	42
Non-current liabilities: deferred tax	(195)
Non-current liabilities: debt	(20)
Current liabilities	(54)
	796

29 Share-based compensation plans and treasury shares

(a) Share-based compensation plans

There are a number of share-based compensation plans for employees of the Shell Group. Following the Unification (see Note 1), the underlying shares for all the continuing plans which were previously Royal Dutch or Shell Transport are now shares of Royal Dutch Shell, and awards and rights under plans in existence at the time of the Unification Transaction have been converted into awards and rights over Royal Dutch Shell shares; all information in the remainder of this note related to the period prior to the Unification Transaction have also been converted. Plans of Shell Canada continue to be over common shares of Shell Canada.

Information on the principal plans is given below.

Share option plans

The Shell Group's share option plans offer eligible employees options over shares of Royal Dutch Shell (other than the Shell Canada plan which is over shares of Shell Canada), at a price not less than the fair market value of the shares at the date the options were granted. The options are mainly exercisable three years from grant date. The options lapse 10 years after grant or, if earlier, on resignation from Shell Group employment (subject to certain exceptions). No further grants will be made under the share option plans (with the exception of the Shell Canada plan). The Shell Canada plan allows, with effect from 2004, employees the right to choose to receive the benefits in cash (by attaching stock appreciation rights, whereby an unexercised option can be surrendered in whole or in part, in exchange for cash representing the excess of the fair market value of Shell Canada common shares over the exercise price of the option).

The following table shows, for 2004 and 2005, in respect of these plans, the number of shares under option at the beginning of the year, the number of options granted, exercised and expired/forfeited during the year and the number of shares under option at the end of the year, together with the weighted-average exercise price translated at the respective year-end exchange rates.

	Royal Dutch Shell Class A shares		Royal Dutch Shell Class B shares		Royal Dutch Shell Class A ADRs		Shell Canada common shares[a]	
	Number (thousands)	Weighted average exercise price ($)	Number (thousands)	Weighted average exercise price ($)	Number (thousands)	Weighted average exercise price ($)	Number (thousands)	Weighted average exercise price ($)
Under option at January 1, 2004	53,257	33.57	40,323	29.38	21,392	51.32	17,619	9.96
Granted	16,746	27.64	12,355	25.99	6,443	48.72	5,090	15.82
Exercised	(157)	28.03	(386)	24.71	(417)	45.53	(3,524)	8.34
Expired/forfeited	(1,815)	37.95	(1,733)	33.73	(736)	58.58	(855)	12.53
Under option at December 31, 2004[b]	68,031	34.17	50,559	30.40	26,682	50.64	18,330	12.57
Granted	–	–	–	–	–	–	5,926	21.55
Exercised	(1,235)	25.17	(2,005)	25.08	(3,803)	50.75	(3,236)	10.34
Expired/forfeited	(2,670)	35.03	(1,989)	29.96	(931)	53.15	(54)	17.08
Under option at December 31, 2005[b]	**64,126**	**29.57**	**46,565**	**27.20**	**21,948**	**50.52**	**20,966**	**16.09**

a Unissued

b The underlying weighted average exercise prices for Royal Dutch Shell Class A and B shares under option at December 31, 2005 were €24.95 (2004: €25.06) and £15.75 (2004: £15.77) respectively.

The weighted average market price for exercises in 2005 was $30.18 (2004: $29.02) for Royal Dutch Shell Class A shares, $31.60 (2004: $27.76) for Royal Dutch Shell Class B shares, and $63.59 (2004: $53.78) for Royal Dutch Shell Class A ADRs.

For Shell Canada in 2005 2,655,048 (2004: 100,125) options were cash-settled at a weighted average market price of $27.92 (2004: $20.19) and 580,767 (2004: 3,423,909) options were equity-settled at a weighted average exercise price of $25.45 (2004: $16.94).

The following tables provide further information about share options outstanding at December 31, 2005:

Royal Dutch Shell Class A shares

	Options outstanding			Options exercisable	
Range of exercise prices	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number (thousands)	Weighted average exercise price ($)
$20 to $25	34,813	7.1	23.30	2,383	24.39
$25 to $30	1,547	2.9	28.31	1,334	28.79
$30 to $35	97	4.9	33.44	97	33.44
$35 to $40	21,178	5.1	36.20	21,178	36.20
$40 to $45	6,491	5.1	41.79	6,491	41.79
$20 to $45	64,126	6.1	29.57	31,483	36.14

Royal Dutch Shell Class B shares

	Options outstanding			Options exercisable	
Range of exercise prices	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number (thousands)	Weighted average exercise price ($)
$21 to $24	25,243	6.8	22.98	1,781	21.82
$24 to $27	1,599	3.0	26.18	1,364	26.22
$27 to $30	–	–	–	–	–
$30 to $33	12,244	5.0	31.36	12,244	31.36
$33 to $36	3,990	4.4	33.19	3,990	33.19
$36 to $39	3,489	5.0	36.79	3,488	36.79
$21 to $39	46,565	5.9	27.20	22,867	31.46

Royal Dutch Shell Class A ADRs

Range of exercise prices	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number (thousands)	Weighted average exercise price ($)
		Options outstanding			Options exercisable
$40 to $45	5,455	7.2	42.27	3,295	42.25
$45 to $50	6,571	8.1	48.65	2,209	48.37
$50 to $55	6,090	5.6	53.85	6,090	53.85
$55 to $60	521	4.4	56.48	521	56.48
$60 to $65	3,311	5.2	60.77	3,311	60.77
$40 to $65	21,948	6.6	50.52	15,426	52.16

Shell Canada common shares

Range of exercise prices	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number (thousands)	Weighted average exercise price ($)
		Options outstanding			Options exercisable
$3 to $10	1,910	2.8	6.90	1,910	6.90
$10 to $15	8,685	6.4	12.63	6,562	12.45
$15 to $20	4,469	8.1	17.94	1,122	17.94
$20 to $25	5,832	9.1	22.70	–	–
$25 to $30	70	9.3	25.65	–	–
$30 to $65	20,966	7.2	16.09	9,594	11.99

Performance Share Plan

The Shell Group operates a performance share plan replacing the previous share option plans (with the exception of the Shell Canada plan). Conditional awards of Royal Dutch Shell shares are made under an amended Long-term Incentive Plan, which is called the performance share plan when making awards to employees who are not Executive Directors. The actual amount of shares that may vest, ranging from 0–200% of the conditional award, depends on the total shareholder return of Royal Dutch Shell compared with four of its main competitors over a specific measurement period. For the shares granted in 2005, the measurement period is three years, from January 1, 2005 ending December 31, 2007. In 2005, the conditional award was made after the Unification Transaction. In future it is anticipated that performance shares will be conditionally awarded in the second quarter of each year with the measurement period being the calendar year of grant and the two subsequent calendar years.

The following table provides more information about the performance shares which were conditionally awarded in 2005:

	Royal Dutch Shell shares			Weighted average remaining contractual life
	Class A (thousands)	Class B (thousands)	Class A ADRs (thousands)	
At January 1, 2005	–	–	–	
Granted	4,546	2,695	1,708	
Exercised	–	–	–	
Expired/forfeited	(10)	(13)	(7)	
At December 31, 2005	**4,536**	**2,682**	**1,701**	**2 years**

Other principal plans

Employees of participating companies in the UK may participate in the UK Sharesave Scheme. Share options are granted over Royal Dutch Shell shares at a price set at the date specified in the invitation. Options are granted on a date not more than 30 days after the option price is determined and are normally exercisable after a three year or five year contractual savings period.

The following table shows for 2004 and 2005, in respect of this scheme, the number of Royal Dutch Shell Class B shares under option at the beginning of the year, the number of options granted, exercised and expired/forfeited during the year and the number of shares under option at the end of the year:

		thousands
	2005	2004
Under option at January 1	**3,025**	4,335
Granted	**853**	–
Exercised	**(138)**	(553)
Expired/forfeited	**(773)**	(757)
Under option at December 31	**2,967**	3,025

Certain Group companies have other plans containing stock appreciation rights linked to the value of Royal Dutch Shell Class A ADRs. During 2005, 2,456,877 of these rights were exercised (2004: 1,375,989) and 14,280 were forfeited (2004: 21,833) leaving a balance at December 31, 2005 of 5,013,622 (2004: 7,484,779).

Valuation assumptions

The valuation assumptions used to estimate the Group's share-based compensation expense for the share option plans and the performance share plan are summarised below.

In 2004 the fair value of the share option plans was estimated using a Black-Scholes option pricing model and, other than for the Shell Canada plan, the following assumptions for dollar, euro and sterling denominated options respectively: risk free interest rates of 3.5%, 3.1% and 4.9%; dividend yield of 4.1%, 4.5% and 4.0%; volatility of 28.2%, 30.3% and 31.7% and expected lives of five to seven years. In 2005 the valuation assumptions for the Shell Canada plan were 3.77% (2004: 3.82%) for risk free rate, 1.34% (2004: 1.61%) for dividend yield, and 20.2% (2004: 19.4%) for volatility. Volatility is defined as the three-year historical volatility of the Shell Canada share price.

In 2005 the fair value of the performance share plan was estimated using a Monte Carlo pricing model using a risk free rate of 4.2%. To reflect the long-term stock characteristics and the term of the awards the valuation was performed using both 10 and three year historical volatility (26.3% and 19.4%) and dividend yield (3.4% and 4.2%).

The total expense for share-based compensation plans in 2005 was $376 million (2004: $285 million), comprising $162 million relating to equity-settled plans (2004: $142 million) and $214 million relating to cash-settled plans (2004: $143 million). The fair value of share-based compensation granted in 2005 was $303 million (2004: $222 million).

The total liability for cash-settled plans at December 31, 2005 is $331 million (2004: $208 million). The intrinsic value of all vested cash-settled plans at December 31, 2005 is $341 million (2004: $201 million).

(b) Treasury shares

Shell Group Employee Share-Ownership Trusts purchase Royal Dutch Shell shares in the open market with the purpose of hedging future obligations arising from share-based compensation granted to employees. At December 31, 2005, they held 66.2 million Royal Dutch Shell Class A shares (2004: 66.7 million), 51.5 million Royal Dutch Shell Class B shares (2004: 53.0 million) and 26.1 million Royal Dutch Shell ADRs (2004: 28.4 million).

The total carrying amount of Royal Dutch Shell shares, which are all held in connection with the share-based compensation plans, at December 31, 2005 is $3,809 million (2004: $4,187 million).

30 Other reserves

	Merger reserve[a]	Capital redemption reserve	Share plan reserve	Other	Total
					$ million
At January 1, 2004	5,374	–	58	512	5,944
Cumulative currency translation differences	–	–	–	3,126	3,126
Unrealised gains/(losses) on securities	–	–	–	(350)	(350)
Unrealised gains/(losses) on cash flow hedges	–	–	–	31	31
Income/(expense) recognised directly in equity	–	–	–	2,807	2,807
Shares repurchased for cancellation	(1)	–	–	–	(1)
Share-based compensation	–	–	115	–	115
At December 31, 2004	5,373	–	173	3,319	8,865
IAS 32/39 transition[b]	–	–	–	823	823
At January 1, 2005 (after IAS 32/39 transition)	5,373	–	173	4,142	9,688
Cumulative currency translation differences	–	–	–	(4,449)	(4,449)
Unrealised gains/(losses) on securities	–	–	–	309	309
Unrealised gains/(losses) on cash flow hedges	–	–	–	(226)	(226)
Income/(expense) recognised directly in equity	–	–	–	(4,366)	(4,366)
Effect of Unification[c]	(1,929)	–	–	–	(1,929)
Shares repurchased for cancellation	–	13	–	–	13
Share-based compensation	–	–	178[d]	–	178
At December 31, 2005	3,444	13	351	(224)	3,584

a The merger reserve was established as a consequence of the Unification described in Note 1. It relates primarily to the difference between the nominal value of Royal Dutch Shell plc shares issued and the nominal value of Royal Dutch Petroleum Company and Shell Transport and Trading Company, p.l.c. shares received.
b See Note 28.
c See Note 1.
d Includes related deferred taxation recognised directly in equity of $16 million.

"Other" comprises currency translation differences, unrealised gains and losses on securities and unrealised gains and losses on cash flow hedges. Further details are given below:

	Dec 31, 2004	IAS 32/39 transition	Jan 1, 2005 after IAS 32/39 transition[a]	Income/(expense) for recognised directly in equity for 2005 Pre-tax	Tax	After tax	Dec 31, 2005
							$ million
Currency translation differences	–	–	–	(4,442)	(23)	(4,465)	
Reclassifications to income for the period	–	–	–	16	–	16	
Currency translation differences net of reclassifications	3,126	–	3,126	(4,426)	(23)	(4,449)	(1,323)
Unrealised gains/(losses) on securities	–	–	–	383	(1)	382	
Reclassifications to income for the period	–	–	–	(114)	41	(73)	
Unrealised gains/(losses) on securities net of reclassifications	350	823	1,173	269	40	309	1,482
Unrealised gains/(losses) on cash flow hedges	–	–	–	(413)	192	(221)	
Reclassifications to income for the period	–	–	–	(5)	–	(5)	
Unrealised gain/(losses) on cash flow hedges net of reclassifications	(157)	–	(157)	(418)	192	(226)	(383)
	3,319	823	4,142	(4,575)	209	(4,366)	(224)

a See Note 28

	Jan 1, 2004	Income/(expense) recognised directly in equity for 2004 Pre-tax	Tax	After tax	Dec 31, 2004
					$ million
Currency translation differences		2,986	117	3,103	
Reclassifications to income for the period		23	–	23	
Currency translation differences net of reclassifications	–	3,009	117	3,126	3,126
Unrealised gains/(losses) on securities		109	(3)	106	
Reclassifications to income for the period		(464)	8	(456)	
Unrealised gains/(losses) on securities net of reclassifications	700	(355)	5	(350)	350
Unrealised gains/(losses) on cash flow hedges		35	(6)	29	
Reclassifications to income for the period		2	–	2	
Unrealised gains/(losses) on cash flow hedges net of reclassifications	(188)	37	(6)	31	(157)
	512	2,691	116	2,807	3,319

31 Dividends

		$ million
	2005	2004
Interim dividends paid: €1.21 per Class A share (2004: €0.89)	**6,241**	4,580
Interim dividends paid: €1.23 per Class B share (2004: €0.81)	**4,315**	2,809
Shell Transport preference dividends paid: Nil (2004: 7.00 pence)	**–**	2
	10,556	7,391

In addition, on February 2, 2006, the Directors proposed a further interim dividend in respect of 2005 of €0.23 per Class A share and €0.23 per Class B share, payable on March 15, 2006, which will absorb an estimated $1,836 million of shareholders' funds.

32 Consolidated Statement of Cash Flows

This statement reflects the cash flows arising from the activities of Group companies as measured in their own currencies, translated to dollars at quarterly average rates of exchange.

Accordingly, the cash flows recorded in the Consolidated Statement of Cash Flows exclude both the currency translation differences which arise as a result of translating the assets and liabilities of non-dollar Group companies to dollars at year-end rates of exchange (except for those arising on cash and cash equivalents) and non-cash investing and financing activities. These currency translation differences and non-cash investing and financing activities must therefore be added to the cash flow movements at average rates in order to arrive at the movements derived from the Consolidated Balance Sheet.

2005

	Movements derived from Consolidated Statement of Cash Flows	Movements arising from currency translation	Non-cash movements	Movements derived from Consolidated Balance Sheet
				$ million
Intangible assets and property, plant and equipment	3,114	(3,595)	(57)	(538)
Investments	(2,306)	237	756	(1,313)
Other non-current assets	(1,806)	(186)	70	(1,922)
Inventories	5,329	(892)	(36)	4,401
Accounts receivable	30,934	(2,032)	11	28,913
Cash and cash equivalents	2,779	(250)	–	2,529
Short-term debt	821	(150)	(275)	396
Accounts payable and accrued liabilities	(31,301)	405	112	(30,784)
Taxes payable	235	831	(790)	276
Long-term debt	388	826	66	1,280
Other non-current liabilities	537	633	(34)	1,136
Deferred taxation	1,515	784	(132)	2,167
Minority interest	(850)	(939)	102	(1,687)
Treasury shares	(367)	(83)	13	–
Other items	17,239	(38)	194	–
Income for the period	26,261			
Movement in cumulative currency translation differences (see Note 30)		(4,449)		
Movement in equity attributable to shareholders of Royal Dutch Shell				4,854

Other items include dividends paid to shareholders of Royal Dutch Shell of $10.6 billion, net repurchase of shares of $5.0 billion and payments to former Royal Dutch shareholders of $1.7 billion.

33 Contingent liabilities and legal proceedings

Contingent liabilities of Group companies arising from guarantees related to commitments of non-consolidated entities amounted to $2.9 billion at December 31, 2005 (2004: $2.9 billion). An analysis is given in the following table:

		$ billion
	2005	2004
In respect of associated companies	1.7	1.7
In respect of joint ventures	–	–
In respect of customs duties	0.3	0.5
Other	0.9	0.7
	2.9	2.9

Included in the above is $1.7 billion of guarantees at December 31, 2005 (2004: $1.7 billion) in respect of debt relating to project finance. Guarantees in respect of customs duties mainly relate to a cross guarantee, renewable annually, for amounts payable by industry participants in a western European country.

In 2005, Shell International Finance B.V. ("Shell Finance") established a US shelf registration enabling it to offer up to $10 billion (or the equivalent) of securities fully and unconditionally guaranteed by Royal Dutch Shell. Shell Finance is a 100% owned subsidiary of Royal Dutch Shell. There are no significant restrictions on the ability of Royal Dutch Shell to obtain funds from its subsidiaries by dividend or loan.

Groundwater contamination

Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, has been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. As of December 31, 2005, there were approximately 66 pending suits by such plaintiffs that asserted claims against SOC and many other defendants (including major energy and refining companies). Although as of December 31, 2005, the complaints in 47 of these cases did not specify an amount of monetary damages sought, the plaintiffs in 19 of these lawsuits did include in their complaints as of that date quantified damage claims (which are alleged against more than 60 defendants and not SOC individually), including approximately $1 billion of compensatory damages in aggregate and approximately $2.85 billion of punitive damages in aggregate. The damages claimed solely represent amounts set forth by plaintiffs in lawsuits. Management of the Shell Group considers the amounts claimed in these pleadings to be highly speculative and not an appropriate basis on which to determine a reasonable estimate of the amount of the loss that may be ultimately incurred, for the reasons described below. Therefore, no financial provisions have been established for these claims.

The reasons for this determination can be summarised as follows:

> While the majority of the cases have been consolidated for pre-trial proceedings in the United States District Court for the Southern District of New York, there are many cases pending in other jurisdictions throughout the US. The basis for federal jurisdiction for the consolidated cases have been challenged in the United States Court of Appeals for the Second Circuit. If the Second Circuit were to reject various grounds for federal jurisdiction, some of the consolidated cases could be remanded to their state courts of origin. Most of the cases are at a preliminary stage. In many matters, little discovery has been taken and many critical substantial legal issues remain unresolved. Additionally, given the pendency of cases in varying jurisdictions, there may be inconsistencies in the determinations made in these matters.
> There are significant unresolved legal questions relating to claims asserted in this litigation. There are also significant unresolved legal questions relating to whether punitive damages are available for products liability claims or, if available, the manner in which they might be determined.
> There are significant issues relating to the allocation of any liability among the defendants. Virtually all of the oxygenate additives cases involve multiple defendants including most of the major participants in the retail gasoline marketing business in the regions involved in the pending cases. The basis on which any potential liability may be apportioned among the defendants in any particular pending case cannot yet be determined.

For these reasons, management of the Shell Group is not currently able to estimate a range of reasonably possible losses or minimum loss for this litigation relating to oxygenate additives; however, management of the Shell Group does not currently believe that the outcome of the oxygenate-related litigation pending as of December 31, 2005 will have a material impact on the Shell Group's financial condition, although such resolutions could have a significant effect on results for the period in which they are recognised.

Dibromochloropropane (DBCP) exposure

A $490 million judgment in favour of 466 plaintiffs in a consolidated matter that had once been nine individual cases was rendered in 2002 by a Nicaraguan court jointly against SOC and three other named defendants (not affiliated with SOC), based upon Nicaraguan Special Law 364 for claimed personal injuries resulting from alleged exposure to dibromochloropropane (DBCP), a pesticide manufactured by SOC prior to 1978. This special law imposes strict liability (in a predetermined amount) on international manufacturers of DBCP. The statute also provides that unless a deposit of an amount denominated in Nicaraguan cordobas is made into the Nicaraguan courts, the claims would be submitted to the US courts. In SOC's case the deposit would have been between $19 million and $20 million (based on an exchange rate between 15 and 16 cordobas per dollar). SOC chose not to make this deposit. The Nicaraguan courts did not, however, give effect to the provision of Special Law 364 that requires submission of the matter to the US courts.

Instead, the Nicaraguan court entered judgment against SOC and the other defendants. Further, SOC was not afforded the opportunity to present any defences in the Nicaraguan court, including that it was not subject to Nicaraguan jurisdiction because it had neither shipped nor sold DBCP to parties in Nicaragua. At this time, SOC has not completed the steps necessary to perfect an appeal in Nicaragua. As of December 31, 2005, we are aware of eight additional Nicaraguan judgments that have been entered in the collective amount of approximately $398.2 million in favour of 489 plaintiffs jointly against Shell Chemical Company and three other named defendants (not affiliated with Shell Chemical Company) under facts and circumstances almost identical to those relating to the judgment described above. Additional judgments are anticipated.

(a) SOC filed a declaratory judgment action seeking ultimate adjudication of the non-enforceability of the first Nicaraguan judgment in the United States District Court for the Central District of California. This district court granted summary judgment in favour of SOC, finding that the Nicaraguan court did not have jurisdiction to enter judgment against SOC and that the judgment is unenforceable in the US. The Nicaraguan plaintiffs did not appeal. It is the opinion of management of the Shell Group that Nicaraguan DBCP judgments are unenforceable in a US court.

(b) Several requests for Exequatur were filed in 2004 with the Tribunal Suprema de Justicia (the Venezuelan Supreme Court) to enforce Nicaraguan judgments. The petitions imply that judgments can be satisfied with assets of Shell Venezuela, S.A., which was neither a party to the Nicaraguan judgment nor a subsidiary of SOC, against whom the Exequatur was filed. The petitions are pending before the Tribunal Suprema de Justicia.

(c) In January 2006, the Judge of the Third District in Nicaragua issued a document embargoing the Shell brand registered in Nicaragua based on DBCP judgments. That decision will be challenged.

No financial provisions have been established for these judgments or related claims.

Recategorisation of hydrocarbon reserves

(a) In connection with the recategorisation of certain hydrocarbon reserves that occurred in 2004, a number of putative shareholder class actions were filed against Royal Dutch, Shell Transport, Managing Directors of Royal Dutch during the class period, Managing Directors of Shell Transport during the class period and the external auditors for Royal Dutch, Shell Transport and the Royal Dutch/Shell Group of Companies. These actions were consolidated in the United States District Court in New Jersey and a consolidated complaint was filed in September 2004. The complaint asserted claims under the US securities laws on behalf of all purchasers of Royal Dutch and Shell Transport securities between April 8, 1999 and March 18, 2004.

On August 9, 2005, the court:

> Dismissed with prejudice the private plaintiffs' attempts to challenge Shell's shareholder notifications under section 14(a) of the Securities Exchange Act of 1934. The court ruled that, as a non-US private issuer of securities, Shell is exempt from the provisions of section 14(a).
> Dismissed all claims against seven of Shell's current and former managing and supervisory directors.
> Dismissed claims brought by shareholders who purchased Shell shares after the January 9, 2004 announcement of the reserves recategorisation.
> Dismissed claims brought by shareholders who purchased shares during the class period and still hold those shares.

On September 19, 2005, plaintiffs filed their Second Consolidated Amended Class Action Complaint (the Second Amended Complaint). The substantive allegations remain unchanged from those in the earlier complaint, except that the plaintiffs:

> Dropped their section 14(a) claims.
> Dropped their claims against all current directors.
> Repleaded their claims on behalf of those who purchased shares after the January 9, 2004 announcement of the reserves recategorisation.

Plaintiffs also filed a motion for reconsideration of the dismissal of claims brought by shareholders who purchased their shares during the class period and still held their shares. The Judge granted that motion on December 12, 2005 and ultimately ruled that those claims would remain in the action.

On January 3, 2006, the Judge issued a Scheduling Order. Under that Order, trial of the action is not likely to occur until late 2008 or 2009.

On January 6, 2006, certain Dutch pension funds, and German and Luxembourgeois institutional shareholders filed two new related actions against the company in the court in which the class action is pending. The Judge has consolidated those actions with the existing class actions for pretrial purposes.

The class actions and individual cases are at an early stage and subject to substantial uncertainties concerning the outcome of material factual and legal issues relating to the litigation. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Accordingly, based on the current status of the litigation, management of the Shell Group is unable to estimate a range of possible losses or any minimum loss. Management of the Shell Group will review this determination as the litigation progresses. Therefore, no financial provisions have been established for these claims.

(b) Also in connection with the hydrocarbon reserves recategorisation, a number of putative class actions were filed on behalf of participants in certain employee benefit plans sponsored by Shell Oil Company or one of its United States based affiliates alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (ERISA). The parties executed a settlement agreement in July 2005 and, on August 31, 2005, the United States District Court approved the settlement. The settlement agreement requires defendants to pay $90 million to the settlement class (plus the court-appointed class counsel's out-of-pocket expenses – which totalled $742,949.13 – and the costs incurred in providing notice of the settlement to class members). The corporate defendants must also require Shell Oil Company to adopt specific procedures regarding the monitoring and training of individuals appointed to be ERISA fiduciaries.

(c) The reserves recategorisation also led to the filing of shareholder derivative actions in 2004. The parties executed a settlement agreement on July 22, 2005 and on October 27, 2005, the United States District Court for the District of New Jersey approved the settlement. The court's order has now become final. Terms of the settlement include payment by the Shell Group of $9.2 million in attorneys' fees and expenses to counsel for the derivative plaintiffs and the adoption and implementation by the Shell Group of certain corporate governance principles.

(d) On June 29, 2005, the United States Department of Justice announced that it had made a determination not to prosecute Shell. The Dutch Authority for the Financial Markets (AFM) informed Royal Dutch that their investigation into insider trading in connection with the reserves recategorisation did not give rise to any action on their part. The compliance department of Euronext Amsterdam completed their investigation into the timeliness of the announcement of the reserves recategorisation and have submitted their conclusion to an advisory committee. This advisory committee can advise the board of Euronext whether or not a reprimand or serious reprimand of Royal Dutch would be appropriate.

(e) The Shell Group also has agreed, without admitting or denying a violation of any federal or state law, to the entry of a desist and refrain order that would prohibit the Shell Group from violating the California Corporate Securities Law and has agreed to pay $4 million to the State of California. The papers memorialising this agreement have not been finalised. A $4 million provision has been established respecting this matter.

Management of the Shell Group cannot currently predict the manner and timing of the resolution of any of the other pending matters and is currently unable to estimate the range of reasonably possible losses from such matters. Therefore, no financial provisions related to the investigations have been established.

Other
Shell Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business. The operations and earnings of Shell Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous people, in the countries in which they operate. The industries in which Shell Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

34 Long-term purchase obligations

Group companies have unconditional long-term purchase obligations associated with financing arrangements. The aggregate amount of payments required under such obligations at December 31, 2005 is as follows:

	$ million
2006	1,272
2007	455
2008	424
2009	355
2010	264
2011 and after	1,564
	4,334

The agreements under which these unconditional purchase obligations arise relate mainly to manufacturing agreements, the purchase of chemicals feedstock, utilities and to the use of pipelines.

Payments under these agreements, which include additional sums depending upon actual quantities of supplies, amounted to $479 million in 2005 (2004: $523 million).

35 Auditors' remuneration

		$ million
	2005[c]	2004
Audit fees	**47**	41
Audit-related fees[a]	**22**	17
Tax fees[b]	**5**	9
Fees for all other non-audit services	**2**	2

a Fees for audit-related services such as employee benefit plan audits, planning for Sarbanes-Oxley Act attestation, assurance of non-financial data, operational audits, training services and special investigations.

b Fees primarily for tax compliance.

c Included in auditors' remuneration are fees paid to KPMG for audit and non-audit services. Prior to November 7, 2005, the effective date of their resignation as auditors, fees paid to KPMG in 2005 were $9.7 million for audit fees, $7.1 million for audit-related fees, $0.4 million for tax audit fees, and $0.3 million for other non-audit services.

36 Earnings per share

The basic earnings per share relate to income attributable to the shareholders of Royal Dutch Shell plc. The calculation uses a weighted-average number of shares of 6,674,179,767 (2004: 6,770,458,950). For the purpose of the calculation, shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

The diluted earnings per share is based on the same income figures. For this calculation, the following weighted-average number of shares are used: 6,694,427,705 (2004: 6,776,396,429). The difference between the basic and diluted number of shares relates to share option schemes.

Earnings per share are identical for both Class A and Class B shares.

37 Oil and gas exploration and production activities

(a) Capitalised costs

The aggregate amount of property, plant and equipment and intangible assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31 are shown in the table below:

		$ million
	2005	2004
Cost		
Proved properties	102,373[a]	99,090[a]
Unproved properties	4,382	4,307
Support equipment and facilities	3,988	3,868
	110,743	107,265
Depreciation		
Proved properties	59,366[a]	56,040[a]
Unproved properties	1,439	1,451
Support equipment and facilities	1,787	1,816
	62,592	59,307
Net capitalised costs	48,151	47,958
Oil sands: net capitalised costs	3,293	3,095

a Includes capitalised asset retirement costs and related depreciation.

The Group share of equity accounted investments' net capitalised costs was $5,277 million at December 31, 2005 (2004: $5,719 million).

(b) Costs incurred

Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table below. Development costs exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

2005

							$ million
			Eastern Hemisphere		Western Hemisphere		
	Europe	Africa[b]	Asia[c] Pacific	Middle East, Russia, CIS[d]	USA	Other	Total
Acquisition of properties							
Proved	–	5	1	68	63	29	166
Unproved	1	34	217	37	130	231	650
Exploration	176	276	122	147	430	266	1,417
Development[a]							
Excluding oil sands	1,850	1,633	793	3,556	773	554	9,159
Oil sands	–	–	–	–	–	275	275

2004

							$ million
			Eastern Hemisphere		Western Hemisphere		
	Europe	Africa[b]	Asia[c] Pacific	Middle East, Russia, CIS[d]	USA	Other	Total
Acquisition of properties							
Proved	–	–	(2)	193	18	–	209
Unproved	1	51	(3)	7	18	44	118
Exploration	103	184	119	126	418	214	1,164
Development[a]							
Excluding oil sands	2,305	1,824	371	2,651	898	365	8,414
Oil sands	–	–	–	–	–	163	163

a Includes capitalised asset retirement costs.
b Excludes Egypt.
c Excludes Sakhalin.
d Middle East and former Soviet Union (Commonwealth of Independent States), which includes the Caspian region, Egypt and Sakhalin

The Group share of equity accounted investments' costs incurred was $1,901 million in 2005 (2004: $1,386 million), in Middle East, Russia, CIS $710 million (2004: $632 million), Asia Pacific $709 million (2004: $355 million), Europe $289 million (2004: $217 million) and USA $193 million (2004: $182 million).

(c) Earnings

Earnings of Group companies from oil and gas exploration and production activities are given in the table below. Certain purchases of traded product are netted into sales.

2005

							$ million
			Eastern Hemisphere		Western Hemisphere		
	Europe	Africa[a]	Asia[b] Pacific	Middle East, Russia, CIS[c]	USA	Other	Total
Revenue:							
Third parties	3,399	(314)	1,367	2,176	2,850	1,458	10,936
Intra-group	9,869	7,503	1,608	6,193	5,050	1,356	31,579
	13,268	7,189	2,975	8,369	7,900	2,814	42,515
Production costs	2,245	1,971	674	857	1,040	562	7,349
Exploration expense	213	193	56	72	378	246	1,158
Depreciation, depletion and amortisation	3,888	844	692	508	1,629	820	8,381
Other income/(costs)	(413)	84	254	(762)	(346)	(456)	(1,639)
Earnings before taxation	6,509	4,265	1,807	6,170	4,507	730	23,988
Taxation	3,767	3,526	473	4,988	1,533	236	14,523
Earnings after taxation	2,742	739	1,334	1,182	2,974	494	9,465
Earnings after taxation from oil sands	–	–	–	–	–	661	661

2004

							$ million
			Eastern Hemisphere		Western Hemisphere		
	Europe	Africa[a]	Asia[b] Pacific	Middle East, Russia, CIS[c]	USA	Other	Total
Revenue:							
Third parties	3,440	(187)	958	1,849	2,063	1,277	9,400
Intra-group	7,117	5,616	1,517	4,616	4,754	1,187	24,807
	10,557	5,429	2,475	6,465	6,817	2,464	34,207
Production costs	1,799	1,548	541	1,332	767	510	6,497
Exploration expense	145	157	134	103	352	211	1,102
Depreciation, depletion and amortisation	3,501	699	570	802	1,625	600	7,797
Other income/(costs)	(1,201)	196	479	(805)	(319)	(333)	(1,983)
Earnings before taxation	3,911	3,221	1,709	3,423	3,754	810	16,828
Taxation	2,686	2,448	351	2,795	1,302	187	9,769
Earnings after taxation	1,225	773	1,358	628	2,452	623	7,059
Earnings after taxation from oil sands	–	–	–	–	–	301	301

a Excludes Egypt.
b Excludes Sakhalin.
c Middle East and former Soviet Union (Commonwealth of Independent States), which includes the Caspian region, Egypt and Sakhalin

The Group share of equity accounted investments earnings was $4,112 million in 2005 (2004: $2,463 million), mainly in Europe $2,854 million (2004: $1,102 million), USA $723 million (2004: $861 million) and Asia Pacific $588 million (2004: $523 million).

38 Information on US GAAP

Reconciliation of Consolidated Statement of Income from IFRS to US GAAP for the year ended December 31, 2005

$ million

	IFRS	Discontinued operations	Reclassi-fications	Retirement benefits	Share-based compensation	Cumulative translation differences	Impairments	Reversals of Impairments	Major inspection costs	Other	US GAAP
Revenue	306,731	(648)	–	–	–	–	–	–	–	28	306,111
Cost of sales	252,622	(85)	(275)	316	31	31	42	(51)	–	51	252,682
Gross profit	54,109	(563)	275	(316)	(31)	(31)	(42)	51	–	(23)	53,429
Selling, distribution and administrative expenses	15,482	(64)	–	65	7	–	–	–	–	(83)	15,407
Exploration	1,286	–	–	–	–	–	–	–	–	–	1,286
Research and development	–	–	588	–	–	–	–	–	–	(3)	585
Share of profit of equity accounted investments	7,123	(222)	–	(3)	–	(112)	212	37	–	(17)	7,018
Interest and other income	1,171	1	–	–	–	–	–	–	–	16	1,188
Interest expense	1,068	–	(313)	–	–	–	–	–	–	(7)	748
Income before taxation	44,567	(720)	–	(384)	(38)	(143)	170	88	–	69	43,609
Taxation	17,999	(35)	–	(143)	(3)	–	(68)	(2)	–	95	17,843
Income attributable to minority interest										1,010	1,010
Income from continuing operations	26,568	(685)	–	(241)	(35)	(143)	238	90	–	(1,036)	24,756
Income/(loss) from discontinued operations	(307)	685	–	–	–	–	–	–	–	–	378
Cumulative effect of change in accounting policy	–	–	–	–	–	–	–	–	554	–	554
Income for the period	26,261	–	–	(241)	(35)	(143)	238	90	554	(1,036)	25,688
Attributable to minority interest	950	–	–	(5)	–	–	60	–	–	(1,005)	
Income attributable to shareholders of Royal Dutch Shell plc	25,311	–	–	(236)	(35)	(143)	178	90	554	(31)	25,688

Reconciliation of Consolidated Statement of Income from IFRS to US GAAP for the year ended December 31, 2004

$ million

	IFRS	Discontinued operations	Reclassi-fications	Retirement benefits	Share-based compensation	Cumulative translation differences	Impairments	Reversals of Impairments	Major inspection costs	Other	US GAAP
Revenue	266,386	(4,416)	2,304	–	–	–	–	–	–	7	264,281
Cost of sales	223,259	(1,810)	134	(306)	(128)	102	(730)	211	223	54	221,009
Gross profit	43,127	(2,606)	2,170	306	128	(102)	730	(211)	(223)	(47)	43,272
Selling, distribution and administrative expenses	15,098	(476)	3	50	(14)	28		–	–	86	14,775
Exploration	1,809	(5)	19	–	–	–	–	–	–	–	1,823
Research and development	–	–	553	–	–	–	–	–	–	–	553
Share of profit of equity accounted investments	5,015	(252)	1,420	(6)	–	–	(212)	(258)	(50)	(4)	5,653
Interest and other income	1,483	(28)	193	–	–	–	–	–	–	43	1,691
Interest expense	1,059	(56)	314	–	–	–	–	–	–	(102)	1,215
Income before taxation	31,659	(2,349)	2,894	250	142	(130)	518	(469)	(273)	8	32,250
Taxation	12,168	(381)	2,894	77	27	–	258	–	(75)	120	15,088
Income attributable to minority interest										626	626
Income from continuing operations	19,491	(1,968)	–	173	115	(130)	260	(469)	(198)	(738)	16,536
Income/(loss) from discontinued operations	(234)	1,880	–	–	–	–	–	–	–	–	1,646
Income for the period	19,257	(88)	–	173	115	(130)	260	(469)	(198)	(738)	18,182
Attributable to minority interest	717	(88)	–	(3)	–	–	–	–	(2)	(624)	
Income attributable to shareholders of Royal Dutch Shell plc	18,540	–	–	176	115	(130)	260	(469)	(196)	(114)	18,182

Earnings per share under US GAAP

	2005	$ 2004
Basic earnings per share	3.85	2.68
Continuing operations	3.71	2.44
Discontinuing operations	0.06	0.24
Cumulative effect of change in accounting policy	0.08	–
Diluted earnings per share	3.84	2.68
Continuing operations	3.70	2.44
Discontinuing operations	0.06	0.24
Cumulative effect of change in accounting policy	0.08	–

Further details regarding these calculations are contained in Note 36.

Reconciliation of Consolidated Balance sheet from IFRS to US GAAP as at December 31, 2005

$ million

	IFRS	Retirement benefits	Impairments	Reversals of impairments	Investments	Other	US GAAP
Assets							
Non-current assets							
Intangible assets							
cost	6,961	304	–	–	–	(12)	7,253
accumulated depreciation	(2,611)	–	–	–	–	2	(2,609)
	4,350	304	–	–	–	(10)	4,644
Property, plant and equipment							
cost	190,809	–	–	–	–	(127)	190,682
accumulated depreciation	(103,251)	–	663	(148)	–	61	(102,675)
	87,558	–	663	(148)	–	(66)	88,007
Investments:							
equity accounted investments	16,905	97	–	(352)	–	35	16,685
financial assets	3,672	–	–	–	(780)	42	2,934
Deferred tax	2,562	(779)	(3)	–	–	(21)	1,759
Other	6,577	5,455	–	–	–	(276)	11,756
	121,624	5,077	660	(500)	(780)	(296)	125,785
Current assets							
Inventories	19,776	–	–	–	–	–	19,776
Accounts receivable	66,386	–	–	–	–	(31)	66,355
Cash and cash equivalents	11,730	–	–	–	–	–	11,730
	97,892	–	–	–	–	(31)	97,861
Total assets	**219,516**	**5,077**	**660**	**(500)**	**(780)**	**(327)**	**223,646**
Liabilities							
Non-current liabilities							
Debt	7,578	–	–	–	–	(210)	7,368
Deferred tax	10,763	1,240	217	(121)	–	(6)	12,093
Provisions	13,192	(181)	–	–	–	(160)	12,851
Other	5,095	–	–	–	–	251	5,346
	36,628	1,059	217	(121)	–	(125)	37,658
Current liabilities							
Debt	5,338	–	–	–	–	(10)	5,328
Accounts payable, accrued liabilities and provisions	70,844	(47)	–	–	–	(34)	70,763
Taxes payable	8,782	–	–	–	–	6	8,788
	84,964	(47)	–	–	–	(38)	84,879
Total liabilities	**121,592**	**1,012**	**217**	**(121)**	**–**	**(163)**	**122,537**
Minority interest						7,006	7,006
Equity attributable to shareholders of Royal Dutch Shell plc	**90,924**	**4,050**	**443**	**(379)**	**(780)**	**(155)**	**94,103**
Minority interest	7,000	15	–	–	–	(7,015)	
Total equity	**97,924**	**4,065**	**443**	**(379)**	**(780)**	**(7,170)**	**94,103**
Total liabilities and equity	**219,516**	**5,077**	**660**	**(500)**	**(780)**	**(327)**	**223,646**

Reconciliation of Consolidated Balance sheet from IFRS to US GAAP as at December 31, 2004

								$ million
	IFRS	Reclassi-fication	Retirement benefits	Impairments	Reversals of impairments	Major inspection costs	Other	US GAAP
Assets								
Non-current assets								
Intangible assets								
cost	7,125	21	349	–	–	–	9	7,504
accumulated depreciation	(2,597)	(2)	–	–	–	–	(15)	(2,614)
	4,528	19	349	–	–	–	(6)	4,890
Property, plant and equipment								
cost	189,447	5,005	–	–	–	(1,169)	(121)	193,162
accumulated depreciation	(101,529)	(3,696)	–	730	(211)	509	(25)	(104,222)
	87,918	1,309	–	730	(211)	(660)	(146)	88,940
Investments:								
equity accounted investments	19,190	1,081	99	(212)	(397)	(170)	152	19,743
financial assets	2,700	–	–	–	–	–	48	2,748
Deferred tax	2,789	(6)	(980)	(12)	–	31	173	1,995
Other	8,272	(1,295)	5,279	–	–	–	391	12,647
	125,397	1,108	4,747	506	(608)	(799)	612	130,963
Current assets								
Inventories	15,375	16	–	–	–	–	–	15,391
Accounts receivable	37,473	575	–	–	–	–	15	38,063
Cash and cash equivalents	9,201	6	–	–	–	–	1	9,208
	62,049	597	–	–	–	–	16	62,662
Total assets	**187,446**	**1,705**	**4,747**	**506**	**(608)**	**(799)**	**628**	**193,625**
Liabilities								
Non-current liabilities								
Debt	8,858	(26)	–	–	–	–	(232)	8,600
Deferred tax	12,930	206	1,541	246	(139)	(220)	280	14,844
Provisions	13,623	(1,206)	(1,711)	–	–	–	47	10,753
Other	5,800	2,014	–	–	–	–	251	8,065
	41,211	988	(170)	246	(139)	(220)	346	42,262
Current liabilities								
Debt	5,734	–	–	–	–	–	28	5,762
Accounts payable, accrued liabilities and provisions	40,060	(112)	(57)	–	–	–	(29)	39,862
Taxes payable	9,058	829	–	–	–	–	(2)	9,885
	54,852	717	(57)	–	–	–	(3)	55,509
Total liabilities	**96,063**	**1,705**	**(227)**	**246**	**(139)**	**(220)**	**343**	**97,771**
Minority interest							5,309	5,309
Equity attributable to shareholders of Royal Dutch Shell plc	86,070	–	4,954	260	(469)	(564)	294	90,545
Minority interest	5,313	–	20	–	–	(15)	(5,318)	
Total equity	**91,383**	**–**	**4,974**	**260**	**(469)**	**(579)**	**(5,024)**	**90,545**
Total liabilities and equity	**187,446**	**1,705**	**4,747**	**506**	**(608)**	**(799)**	**628**	**193,625**

Consolidated Statement of Changes in Shareholders' Equity and Other Comprehensive Income under US GAAP

$ million

	Equity share capital	Non-equity share capital	Additional paid in capital	Treasury shares	Retained earnings	Accumulated Other Comprehensive Income or Loss: Currency translation differences	Unrealised gains on securities	Unrealised gains on cash flow hedges	Minimum pension liability	Total	Total shareholders' equity
At January 1, 2004	587	20	5,372	(3,428)	75,778	852	700	(188)	(1,442)	(78)	78,251
Income attributable to shareholders	–	–	–	–	18,182	–	–	–	–	–	18,182
Net of tax current period change	–	–	–	–	–	3,395	106	29	(185)	3,345	3,345
Reclassifications into income	–	–	–	–	–	153	(456)	2	–	(301)	(301)
Total Comprehensive Income net of tax	–	–	–	–	18,182	3,548	(350)	31	(185)	3,044	21,226
Dividends paid	–	–	–	–	(7,396)	–	–	–	–	–	(7,396)
Treasury shares: net sales/(purchases) and dividends received	–	–	–	(759)	–	–	–	–	–	–	(759)
Shares repurchased for cancellation	(3)	–	(1)	–	(773)	–	–	–	–	–	(777)
At December 31, 2004	**584**	**20**	**5,371**	**(4,187)**	**85,791**	**4,400**	**350**	**(157)**	**(1,627)**	**2,966**	**90,545**
Income attributable to shareholders	–	–	–	–	25,688	–	–	–	–	–	25,688
Net of tax current period change	–	–	–	–	–	(4,887)	431	(221)	(645)	(5,322)	(5,322)
Reclassifications into income	–	–	–	–	–	173	(73)	(5)	–	95	95
Total Comprehensive Income net of tax	–	–	–	–	25,688	(4,714)	358	(226)	(645)	(5,227)	20,461
Share-based compensation	–	–	182	–	–	–	–	–	–	–	182
Effect of Unification	–	–	(1,929)	–	30	–	–	–	–	–	(1,899)
Redemption of preference shares	–	(20)	–	–	–	–	–	–	–	–	(20)
Dividends paid	–	–	–	–	(10,556)	–	–	–	–	–	(10,556)
Treasury shares: net sales/(purchases) and dividends received	–	–	–	378	–	–	–	–	–	–	378
Shares repurchased for cancellation	(13)	–	13	–	(4,988)	–	–	–	–	–	(4,988)
At December 31, 2005	**571**	**–**	**3,637**	**(3,809)**	**95,965**	**(314)**	**708**	**(383)**	**(2,272)**	**(2,261)**	**94,103**

The Consolidated Financial Statements of Shell Group are prepared in accordance with IFRS, which differs in certain respects from US Generally Accepted Accounting Principles (US GAAP). This is the first year that the Group's financial statements have been prepared on an IFRS basis. The Securities and Exchange Commission have provided an accommodation for the initial reconciliation to US GAAP allowing for only one year of comparative data to be reconciled. A reconciliation of opening and closing IFRS balance sheet for 2004 and 2004 net income to the information presented in accordance with previous GAAP, which was US GAAP, are included in Note 5 – "Reconciliations from previous GAAP to IFRS".

Discontinued operations

The definition of activities classified as discontinued operations differs from that under IFRS. Under IFRS the activity must be a separate major line of business or geographical area of operations and equity accounted or other investments are included in this classification. Under US GAAP this definition is broadened to include a component of an entity (rather than a separate major line of business or geographical area of operations) but equity accounted or other investments are excluded. As a result, all of the items presented as discontinued operations in 2005 and 2004 under US GAAP are included within continuing operations under IFRS. In 2005 and 2004 the Shell Group's equity accounted investment in Basell was classified under IFRS as a discontinued operation and under US GAAP included within continuing operations. The activities reported as discontinued operations in the Statement of Income under US GAAP were all disposed of in 2005 and 2004.

Reclassifications

Reclassifications are differences in line item allocation under IFRS which do not affect equity or income compared with that shown under US GAAP. They mainly comprise:

> Incorporated joint ventures, in which the Group has a liability proportionate to its interest, are presented as equity accounted investments. For US GAAP purposes, the Shell Group proportionally consolidated these joint ventures until December 31, 2004. As of January 1, 2005, these joint ventures are presented as equity accounted investments under US GAAP.

> The Group share of profit of equity accounted investments is reported on a single line (net of net finance costs and tax), which differs from the presentation under US GAAP until December 31, 2004.

> There is separate reporting of provisions under IFRS, which differs from the presentation under US GAAP until December 31, 2004.

> Certain loans to equity accounted investments are classified as other non-current assets under IFRS and were reported under US GAAP until December 31, 2004 as equity accounted investments.

> Research and development costs are included in cost of sales while these are separately disclosed under US GAAP.

> Accretion expense for asset retirement obligations is reported as interest expense under IFRS and as cost of sales under US GAAP.

Retirement benefits

Under IFRS, all gains and losses related to defined benefit pension arrangements and other post retirement benefits at the date of transition to IFRS have been recognised in the 2004 opening balance sheet, with a corresponding reduction in equity of $4,938 million. Under US GAAP these amounts are amortised, therefore equity under US GAAP at December 31, 2005 is higher. Under IFRS, the use of the fair value of pension plan assets (rather than market-related value under US GAAP) to calculate annual expected investment returns and the changed approach to amortisation of investment gains/losses can be expected to increase volatility in income going forward as compared to past IFRS and US GAAP results.

Share-based compensation

Under IFRS, share-based compensation awarded after November 7, 2002 and not vested at January 1, 2005 is recognised as an expense based on their fair value. For US GAAP the Group has adopted SFAS 123R as of January 1, 2005 using the modified prospective approach and this will minimise the difference between US GAAP and IFRS reporting. The remaining difference relates to share-based compensation not yet vested and granted before November 7, 2002, which under US GAAP is also recognised as an expense, and the treatment of deferred tax on share-based compensation. Under IFRS deferred tax is remeasured every reporting period and under US GAAP deferred tax is estimated at grant date and not subsequently revised.

Under US GAAP until December 31, 2004 share-based compensation expense was recognised based on the intrinsic value method, which required no recognition of compensation expense for plans where the exercise price is not at a discount to the market value at the date of the grant, and the number of options is fixed on the grant date. If the fair value of share options granted would have been considered as compensation expense this would have resulted in 2004 income attributable to shareholders of Royal Dutch Shell plc of $17,937 million and basic and diluted earnings per share of $2.65. In this calculation, the fair value of the Group's 2004 option grants was estimated using a Black-Scholes option pricing model and the following assumptions for dollar, euro and sterling denominated options respectively: risk-free interest rates of 3.5%, 3.1% and 4.9%; dividend yield of 4.1%, 4.5% and 4.0%; volatility of 28.2%, 30.3% and 31.7% and expected lives of five to seven years.

Cumulative currency translation differences

Under IFRS at January 1, 2004, the balance of cumulative currency translation differences of $1,208 million was eliminated to increase retained earnings. For US GAAP there is no change in the accounting for cumulative currency translation differences and the amount is included in accumulated other comprehensive income. Equity in total under both IFRS and US GAAP was not impacted.

Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are taken to income under both IFRS and US GAAP. Due to the elimination of the opening balance as at January 1, 2004, the amounts of cumulative currency translation differences that are taken to income may differ between IFRS and US GAAP.

Impairments

Impairments under IFRS are based on discounted cash flows. Under US GAAP, only if an asset's estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under IFRS.

Reversal of impairments

Under IFRS, a favourable change in the circumstance which resulted in an impairment of an asset other than goodwill, would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income. Under US GAAP, impairments are not reversed.

Major inspection costs – change in accounting policy
On a US GAAP basis prior to January 1, 2005, the Group expensed major inspection costs as they were incurred. From January 1, 2005 such costs are capitalised and are amortised to income over the period until the next planned major inspection. Under IFRS these costs are capitalised and are amortised to income over the period until the next planned major inspection.

The cumulative effect of the change of policy ($554 million) has been included in US GAAP income attributable to shareholders of Royal Dutch Shell plc for 2005, eliminating the related reconciling difference between IFRS and US GAAP that existed at December 31, 2004. The impact on income going forward is reflected in lower operating costs and higher depreciation charges.

Financial instruments
The Group adopted IAS 32 and IAS 39 as of January 1, 2005, which requires certain unquoted equity securities to be recognised at fair value. Under US GAAP these are recognised at cost. This change in accounting has no impact on the timing of recognition of income arising from these investments. From the same date, certain commodity contracts and embedded derivatives that are not recognised under US GAAP are recognised under IFRS mainly because of pricing or delivery conditions.

Other
Other reconciling items include differences arising from IAS 12 "Income Taxes", IAS 17 "Leases" and cumulative currency translation differences arising on differences between IFRS and US GAAP.

Cash flow statement
The Group compiles the cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC's rules applicable to Annual Reports on Form 20-F permit the compilation of cash flow statement under IAS 7.

Recent US GAAP accounting pronouncements
The Group is adopting FAS 154 "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3" from January 1, 2006, which will align its treatment with that currently required under IFRS. There are no other accounting pronouncements to be adopted after 2005, which are expected to change the Shell Group's accounting policy under US GAAP.

EITF Issue no. 04-13 "Accounting for Purchases and Sales of Inventory with the Same Counterparty" was ratified in September 2005 and requires "buy/sell" contractual arrangements entered into after March 15, 2006, or modifications or renewals of existing arrangements after that date, to be reported net in the Consolidated Statement of Income and accounted for as non-monetary transactions; earlier adoption in 2005 is permitted. The Shell Group has implemented EITF 04-13 and implementation does not create a GAAP difference with the Shell Group's IFRS financial statements.

The Group has entered into buy/sell agreements which, if reported net under EITF 04-13, would lead to a reduction in revenue and cost of sales for 2005 of $15,720 million and $15,749 million, respectively (2004: $24,744 million and $24,719 million), without impact on income.

Retirement benefits under US GAAP

Retirement plans are provided for permanent employees of all major Group companies. The nature of such plans varies according to the legal and fiscal requirements and economic conditions of the country in which the employees are engaged. Generally, the plans provide defined benefits based on employees' years of service and average final remuneration. The principal plans in the Group use a December 31 measurement date.

Some Group companies have established unfunded defined benefit plans to provide certain retirement healthcare and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period.

								$ million
								Other benefits
	Pension benefits				2005			2004
	2005	2004	USA	Other	Total	USA	Other	Total
Change in benefit obligation								
Obligations for benefits based on employee service to date at January 1	54,822	46,476	2,509	611	3,120	2,520	512	3,032
Increase in present value of the obligation for benefits based on employee service during the year	1,163	1,086	36	29	65	35	16	51
Interest on the obligation for benefits in respect of employee service in previous years	2,575	2,529	142	26	168	139	28	167
Benefit payments made	(2,456)	(2,350)	(115)	(27)	(142)	(119)	(28)	(147)
Currency translation differences	(5,448)	3,461	–	(46)	(46)	–	40	40
Other components[a]	5,021	3,620	127	(149)	(22)	(66)	43	(23)
Obligations for benefits based on employee service to date at December 31	55,677	54,822	2,699	444	3,143	2,509	611	3,120
Change in plan assets								
Plan assets held in trust at fair value at January 1	51,874	43,960						
Expected return on plan assets	3,550	3,894						
Actuarial gains/(losses)	5,740	1,368						
Employer contributions	1,276	1,562						
Plan participants' contributions	61	56						
Benefit payments made	(2,456)	(2,350)						
Currency translation differences	(5,392)	3,367						
Other components	(3)	17						
Plan assets held in trust at fair value at December 31	54,650	51,874						
Plan assets in excess of/(less than) the present value of obligations for benefits at December 31	(1,027)	(2,948)	(2,699)	(444)	(3,143)	(2,509)	(611)	(3,120)
Unrecognised net (gains)/losses remaining from the adoption of current method of determining pension costs	1	3						
Unrecognised actuarial net (gains)/losses since adoption	8,148	9,888	797	215	1,012	727	186	913
Unrecognised prior service cost/(credit)	967	1,185	(25)	(162)	(187)	(34)	2	(32)
Net amount recognised	8,089	8,128	(1,927)	(391)	(2,318)	(1,816)	(423)	(2,239)
Amounts recognised in the Consolidated Balance Sheet:								
Intangible assets	298	353						
Prepaid benefit costs	7,903	8,278						
Accrued benefit obligations:								
Current	(176)	(213)	(46)	(12)	(58)	(40)	(33)	(73)
Non-current	(3,420)	(2,878)	(1,881)	(379)	(2,260)	(1,776)	(390)	(2,166)
	4,605	5,540	(1,927)	(391)	(2,318)	(1,816)	(423)	(2,239)
Amounts recognised in equity:								
Accumulated Other Comprehensive Income	3,484	2,588						
Net amount recognised	8,089	8,128	(1,927)	(391)	(2,318)	(1,816)	(423)	(2,239)

a Other components comprise mainly the effect of changes in actuarial assumptions, most notably the discount rate and the impact of accounting for the US Medicare Act on the accumulated retirement benefit obligation at January 1, 2004.

Additional information

		$ million
	2005	2004
Obligation for pension benefits in respect of unfunded plans	1,904	2,032
Accumulated benefit obligation	49,381	48,654
For employee retirement plans with projected benefit obligation in excess of plan assets, the respective amounts are:		
Projected benefit obligation	15,291	36,246
Plan assets	12,404	33,646
For employee retirement plans with accumulated benefit obligation in excess of plan assets, the respective amounts are:		
Accumulated benefit obligation	13,910	11,844
Plan assets	12,151	10,734
Actual return on plan assets	9,290	5,262

Benefit costs for the year comprise:

								$ million
								Other benefits
	Pension benefits				2005			2004
	2005	2004	USA	Other	Total	USA	Other	Total
Service cost	1,163	1,086	36	29	65	35	16	51
Interest cost	2,575	2,529	142	26	168	139	28	167
Expected return on plan assets	(3,550)	(3,894)						
Other components	488	317	47	4	51	41	8	49
Cost of defined benefit plans	676	38	225	59	284	215	52	267
Payments to defined contribution plans	189	221						
	865	259	225	59	284	215	52	267

The cost of defined benefit plans is reported in the Consolidated Statement of Income, principally within cost of sales.

THIS PAGE INTENTIONALLY LEFT BLANK

Supplementary Information – Oil and gas (unaudited)

Reserves

Net quantities (which are unaudited)[a] of proved oil and gas reserves are shown in the tables on pages 158 to 161. Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The unaudited reserve volumes reported exclude volumes attributable to oil and gas discoveries that are not at present considered proved. Such volumes will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas that will be produced under arrangements that involve Group companies in upstream risks and rewards but do not transfer title of the product to those companies.

Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgment. These estimates remain subject to revision and are unaudited supplementary information.

a Reserves, reserves volumes and reserves related information and disclosure are referred to as "unaudited" as a means to clarify that this information is not covered by the audit opinion of the independent registered accounting firm that has audited and reported on the financial statements of the Group or the Parent Company.

Supplementary Information – Oil and gas (unaudited)

Crude oil and natural gas liquids

Group companies' estimated net proved reserves of crude oil and natural gas liquids at the end of the year, their share of the net proved reserves of equity accounted investments at the end of the year, and the changes in such reserves during the year are set out below.

Proved developed and undeveloped reserves

							million barrels 2005
			Eastern Hemisphere		Western Hemisphere		
	Europe	Africa[b]	Asia Pacific[c]	Middle East Russia,CIS[d]	USA	Other	Total
Group companies							
At January 1	953	1,145	245	798	458	146	3,745
Revisions and reclassifications	82	(206)	(27)	37	23	28	(63)
Improved recovery	2	1	–	3	–	–	6
Extensions and discoveries	22	78	–	256	20	–	376
Purchases of minerals in place	3	–	–	10	1	–	14
Sales of minerals in place	(10)	–	(3)	–	–	–	(13)
Production	(195)	(136)	(42)	(111)	(86)	(29)	(599)
Transfers to equity accounted investments	–	–	–	–	–	–	–
At December 31	857	882	173	993	416	145	3,466
Group share of equity accounted investments							
At January 1	18	–	276	457	392	–	1,143
Revisions and reclassifications	(2)	–	8	84	65	–	155
Improved recovery	–	–	–	–	–	–	–
Extensions and discoveries	–	–	–	–	4	–	4
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(2)	–	–	–	(2)
Production	(2)	–	(41)	(51)	(36)	–	(130)
Transfers to equity accounted investments	–	–	–	–	–	–	–
At December 31	14	–	241	490	425	–	1,170
Minority interests' share of Group companies							
At December 31	–	18	–	121	–	18	157

Proved developed reserves

							million barrels 2005
			Eastern Hemisphere		Western Hemisphere		
	Europe	Africa[b]	Asia Pacific[c]	Middle East Russia,CIS[d]	USA	Other	Total
Group companies							
At January 1	740	617	134	475	242	115	2,323
At December 31[e]	639	532	93	437	230	86	2,017
Group share of equity accounted investments							
At January 1	15	–	187	360	349	–	911
At December 31[e]	12	–	163	360	346	–	881

Oil sands[a]

							million barrels 2005
			Eastern Hemisphere		Western Hemisphere		
	Europe	Africa[b]	Asia Pacific[c]	Middle East Russia,CIS[d]	USA	Other	Total
Group companies							
At January 1						615	615
Revisions and reclassifications						166	166
Extensions and discoveries						–	–
Production						(35)	(35)
At December 31						746	746
Minority interests' share of oil sands							
At December 31						164	164

a Petroleum reserves from operations that do not qualify as oil and gas producing activities, such as our Athabasca Oil Sands Project, are not included in oil and gas reserves and are not considered in the standardised measure of discounted future cash flows for oil and gas reserves. The petroleum reserves for the Athabasca Oil Sands Project are presented in this report net of royalty volumes.
b Excludes Egypt.
c Excludes Sakhalin.
d Middle East and former Soviet Union (Commonwealth of Independent States), which includes Caspian region, Egypt and Sakhalin.
e After accounting for a transfer of developed reserves from Group to equity accounted investments of 384 million barrels at the end of 2004.
f In connection with the adoption of IFRS as of January 1, 2004, an entity in Europe that had previously been accounted for as a Group company on a proportionate basis, has been instead accounted for as an equity accounted investment. As a result of this change, some 20 million barrels of proved reserves that as of December 31, 2003 are shown for Group companies are, as of January 1, 2004, shown as part of the Group share of equity accounted investments.

						million barrels 2004							million barrels 2003[f]
		Eastern Hemisphere		Western Hemisphere					Eastern Hemisphere		Western Hemisphere		
Europe	Africa[b]	Asia Pacific[c]	Middle East Russia, CIS[d]	USA	Other	Total	Europe[f]	Africa[b]	Asia Pacific[c]	Middle East Russia, CIS[d]	USA	Other	Total
1,179	1,379	303	1,202	547	379	4,989	1,377	1,449	323	1,446	717	470	5,782
(26)	(46)	13	80	(2)	(197)	(178)	88	(102)	21	(204)	(54)	(57)	(308)
6	2	–	4	–	–	12	5	(6)	16	10	8	1	34
5	13	10	68	12	2	110	12	171	–	128	9	2	322
–	–	–	–	–	–	–	1	–	–	3	–	–	4
(2)	(57)	(35)	–	–	–	(94)	(39)	–	–	–	(23)	–	(62)
(209)	(146)	(46)	(172)	(99)	(38)	(710)	(245)	(133)	(57)	(181)	(110)	(37)	(763)
–	–	–	(384)	–	–	(384)	–	–	–	–	–	–	–
953	1,145	245	798	458	146	3,745	1,199	1,379	303	1,202	547	379	5,009
21	–	304	86	413	–	824	2	–	325	118	413	–	858
–	–	(22)	(13)	18	–	(17)	–	–	1	–	41	–	42
–	–	38	–	–	–	38	–	–	13	–	–	–	13
–	–	–	–	–	–	–	–	–	11	86	–	–	97
–	–	–	–	–	–	–	–	–	–	–	–	–	–
–	–	(1)	–	–	–	(1)	–	–	–	(117)	–	–	(117)
(3)	–	(43)	–	(39)	–	(85)	–	–	(46)	(1)	(41)	–	(88)
–	–	–	384	–	–	384	–	–	–	–	–	–	–
18	–	276	457	392	–	1,143	2	–	304	86	413	–	805
–	23	1	109	–	14	147	–	24	1	137	–	54	216

						million barrels 2004							million barrels 2003[f]
		Eastern Hemisphere		Western Hemisphere					Eastern Hemisphere		Western Hemisphere		
Europe	Africa[b]	Asia Pacific[c]	Middle East Russia, CIS[d]	USA	Other	Total	Europe[f]	Africa[b]	Asia Pacific[c]	Middle East Russia, CIS[d]	USA	Other	Total
945	777	184	864	291	191	3,252	1,063	674	194	1,023	371	191	3,516
740	617	134	475	242	115	2,323	962	777	184	864	291	191	3,269
17	–	224	1	364	–	606	1	–	206	15	365	–	587
15	–	187	360	349	–	911	1	–	224	1	364	–	590

						million barrels 2004							million barrels 2003[f]
		Eastern Hemisphere		Western Hemisphere					Eastern Hemisphere		Western Hemisphere		
Europe	Africa[b]	Asia Pacific[c]	Middle East Russia, CIS[d]	USA	Other	Total	Europe[f]	Africa[b]	Asia Pacific[c]	Middle East Russia, CIS[d]	USA	Other	Total
					572	572						517	517
					72	72						10	10
					–	–						60	60
					(29)	(29)						(15)	(15)
					615	615						572	572
					135	135						126	126

Natural gas

Group companies' estimated net proved reserves of crude oil and natural gas liquids at the end of the year, their share of the net proved reserves of equity accounted investments at the end of the year, and the changes in such reserves during the year are set out below. The volumes in the table below have not been adjusted to standard heat content, which means that volumes of gas are reported on an "as-sold" basis and are treated as equivalent without regard to the quality of the gas (e.g., with respect to the inert gas content thereof or the various hydrocarbon components). The price used to calculate future revenues and cash flows from proved gas reserves is that realised at year-end based on "as-sold" volumes. As such, the realised price reflects the quality of the gas, both in terms of inert components that reduce gas quality and hydrocarbon components with high molecular weights that enrich the quality of the gas.

Proved developed and undeveloped reserves[a]

thousand million standard cubic feet

2005

			Eastern Hemisphere		Western Hemisphere		
	Europe	Africa[b]	Asia Pacific[c]	Middle East Russia,CIS[d]	USA	Other	Total
Group companies							
At January 1	**5,964**	**2,532**	**6,803**	**5,383**	**2,823**	**1,545**	**25,050**
Revisions and reclassifications	289	(221)	(706)	(54)	116	(47)	**(623)**
Improved recovery	–	–	–	–	–	–	**–**
Extensions and discoveries	234	–	213	1,842	148	135	**2,572**
Purchases of minerals in place	57	–	61	–	11	6	**135**
Sales of minerals in place	(18)	–	–	–	–	–	**(18)**
Production	(778)	(138)	(596)	(92)	(418)	(182)	**(2,204)**
At December 31	**5,748**	**2,173**	**5,775**	**7,079**	**2,680**	**1,457**	**24,912**
Group share of equity accounted investments							
At January 1	12,513	–	2,987	–	17	–	15,517
Revisions and reclassifications	31	–	(23)	–	3	–	11
Improved recovery	2	–	–	–	–	–	**2**
Extensions and discoveries	5	–	–	–	–	–	**5**
Purchases of minerals in place	–	–	–	–	–	–	**–**
Sales of minerals in place	(3)	–	–	–	–	–	**(3)**
Production	(574)	–	(252)	–	(2)	–	**(828)**
At December 31	**11,974**	**–**	**2,712**	**–**	**18**	**–**	**14,704**
Minority interests' share of proved reserves of Group companies							
At December 31	**–**	**–**	**36**	**3,059**	**–**	**261**	**3,356**

Proved developed reserves[a]

thousand million standard cubic feet

2005

			Eastern Hemisphere		Western Hemisphere		
	Europe	Africa[b]	Asia Pacific[c]	Middle East Russia,CIS[d]	USA	Other	Total
Group companies							
At January 1	3,258	919	2,702	166	1,875	1,080	**10,000**
At December 31	**3,662**	**782**	**2,336**	**138**	**1,608**	**906**	**9,432**
Group share of equity accounted investments							
At January 1	9,731	–	1,606	–	15	–	**11,352**
At December 31	**10,109**	**–**	**1,443**	**–**	**15**	**–**	**11,567**

a These quantities have not been adjusted to standard heat content.
b Excludes Egypt.
c Excludes Sakhalin.
d Middle East and former Soviet Union (Commonwealth of Independent States), which includes Caspian region, Egypt and Sakhalin.
e In connection with the adoption of IFRS as of January 1, 2004, an entity in Europe that had previously been accounted for as a Group company on a proportionate basis, has been instead accounted for as an equity accounted investment. As a result of this change, some 13.2 trillion standard cubic feet of proved reserves that as of December 31, 2003 are shown for Group companies are, as of January 1, 2004, shown as part of the Group share of equity accounted investments.

							thousand million standard cubic feet							thousand million standard cubic feet
							2004							2003[e]
			Eastern Hemisphere		Western Hemisphere					Eastern Hemisphere		Western Hemisphere		
	Europe	Africa[b]	Asia Pacific[c]	Middle East Russia, CIS[d]	USA	Other	Total	Europe[e]	Africa[b]	Asia Pacific[c]	Middle East Russia, CIS[d]	USA	Other	Total
	6,697	**2,743**	**7,352**	**3,628**	**3,143**	**1,628**	**25,191**	**21,284**	**1,692**	**7,862**	**1,118**	**3,842**	**1,959**	**37,757**
	(172)	(74)	125	138	(100)	(45)	(128)	(435)	(688)	8	(22)	(70)	(181)	(1,388)
	9	–	–	–	–	4	13	4	506	17	–	10	30	567
	213	–	171	2,128	257	192	2,961	459	1,361	6	2,790	305	34	4,955
	–	–	–	–	9	–	9	6	–	–	–	–	–	6
	(48)	–	(310)	(258)	–	(37)	(653)	(139)	–	–	–	(389)	(17)	(545)
	(735)	(137)	(535)	(253)	(486)	(197)	(2,343)	(1,303)	(128)	(541)	(258)	(555)	(197)	(2,982)
	5,964	**2,532**	**6,803**	**5,383**	**2,823**	**1,545**	**25,050**	**19,876**	**2,743**	**7,352**	**3,628**	**3,143**	**1,628**	**38,370**
	13,219	–	3,122	–	27	–	16,368	44	–	3,243	–	21	–	3,308
	(97)	–	120	–	(8)	–	15	–	–	106	–	9	–	115
	–	–	45	–	–	–	45	1	–	11	–	–	–	12
	8	–	1	–	–	–	9	1	–	–	–	–	–	1
	–	–	–	–	–	–	–	–	–	–	–	–	–	–
	–	–	(55)	–	–	–	(55)	–	–	–	–	–	–	–
	(617)	–	(246)	–	(2)	–	(865)	(7)	–	(238)	–	(3)	–	(248)
	12,513	**–**	**2,987**	**–**	**17**	**–**	**15,517**	**39**	**–**	**3,122**	**–**	**27**	**–**	**3,188**
	–	**–**	**56**	**2,231**	**–**	**274**	**2,561**	**–**	**–**	**63**	**1,285**	**–**	**300**	**1,648**

							thousand million standard cubic feet							thousand million standard cubic feet
							2004							2003[e]
			Eastern Hemisphere		Western Hemisphere					Eastern Hemisphere		Western Hemisphere		
	Europe	Africa[b]	Asia Pacific[c]	Middle East Russia, CIS[d]	USA	Other	Total	Europe[e]	Africa[b]	Asia Pacific[c]	Middle East Russia, CIS[d]	USA	Other	Total
	3,792	886	3,128	446	1,754	1,297	11,303	11,472	735	3,405	574	2,311	1,464	19,961
	3,258	**919**	**2,702**	**166**	**1,875**	**1,080**	**10,000**	**11,477**	**886**	**3,128**	**446**	**1,754**	**1,297**	**18,988**
	7,719	–	1,825	–	22	–	9,566	38	–	1,776	–	17	–	1,831
	9,731	**–**	**1,606**	**–**	**15**	**–**	**11,352**	**34**	**–**	**1,825**	**–**	**22**	**–**	**1,881**

Standardised measure of discounted future cash flows

United States accounting principles require the disclosure of a standardised measure of discounted future cash flows, relating to proved oil and gas reserve quantities and based on prices and costs at the end of each year, currently enacted tax rates and a 10% annual discount factor. The information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

$ million

2005

			Eastern Hemisphere		Western Hemisphere		
	Europe	Africa[a]	Asia Pacific[b]	Middle East Russia,CIS[c]	USA	Americas Other	Total
Group companies							
Future cash inflows	100,668	53,262	24,646	87,187	48,640	17,144	**331,547**
Future production costs	31,018	14,461	5,441	23,341	9,376	4,528	**88,165**
Future development costs	8,986	5,052	4,792	19,582	2,490	974	**41,876**
Future tax expenses	39,808	18,071	4,893	18,327	13,743	3,215	**98,057**
Future net cash flows	20,856	15,678	9,520	25,937	23,031	8,427	**103,449**
Effect of discounting cash flows at 10%	6,745	4,359	4,005	19,124	8,177	2,781	**45,191**
Standardised measure of discounted future net cash flows	14,111	11,319	5,515	6,813	14,854	5,646	**58,258**
Group share of equity accounted investments	8,597	–	2,887	980	4,339	–	**16,803**
Minority interests included	–	174	20	1,687	–	885	**2,766**

$ million

2004

			Eastern Hemisphere		Western Hemisphere		
	Europe[d]	Africa[a]	Asia Pacific[b]	Middle East Russia,CIS[c]	USA	Americas Other	Total
Group companies							
Future cash inflows	68,937	47,326	26,461	51,565	33,525	12,578	240,392
Future production costs	24,580	13,354	4,882	10,020	5,354	3,600	61,790
Future development costs	10,246	4,928	3,669	10,216	1,841	834	31,734
Future tax expenses	19,391	16,831	6,147	14,031	9,860	2,074	68,334
Future net cash flows	14,720	12,213	11,763	17,298	16,470	6,070	78,534
Effect of discounting cash flows at 10%	4,517	4,037	5,270	11,375	5,803	2,007	33,009
Standardised measure of discounted future net cash flows	10,203	8,176	6,493	5,923	10,667	4,063	45,525
Group share of equity accounted investments	6,872	–	2,814	187	2,429	–	12,302
Minority interests included	–	180	36	1,078	–	548	1,842

$ million

2003[d]

			Eastern Hemisphere		Western Hemisphere		
	Europe[d]	Africa[a]	Asia Pacific[b]	Middle East Russia,CIS[c]	USA	Americas Other	Total
Group companies							
Future cash inflows	108,836	36,965	21,695	42,627	31,203	14,710	256,036
Future production costs	20,241	6,347	4,365	7,579	4,949	4,156	47,637
Future development costs	6,541	4,661	2,528	9,679	3,085	1,315	27,809
Future tax expenses	39,605	16,396	4,076	15,309	8,467	2,469	86,322
Future net cash flows	42,449	9,561	10,726	10,060	14,702	6,770	94,268
Effect of discounting cash flows at 10%	21,126	4,210	4,590	8,491	5,170	2,509	46,096
Standardised measure of discounted future net cash flows	21,323	5,351	6,136	1,569	9,532	4,261	48,172
Group share of equity accounted investments	60	–	2,972	136	2,333	–	5,501
Minority interests included	–	136	30	(1,186)	–	547	(473)

a Excludes Egypt.
b Excludes Sakhalin.
c *Middle East and former Soviet Union (Commonwealth of Independent States), which includes Caspian Region, Egypt and Sakhalin.*
d In connection with the adoption of IFRS as of January 1, 2004, an entity in Europe that had previously been accounted for as a Group company on a proportionate basis, has been instead accounted for as an equity accounted investment. As a result of this change, certain quantities of proved reserves (see page 25) that as of December 31, 2003 are shown for Group companies are, as of January 1, 2004, shown as part of the Group share of equity accounted investments.

Change in standardised measure of Group companies discounted future net cash flows relating to proved oil and gas reserves

			$ million
	2005	2004	2003[b]
At January 1	**45,525**	38,575	55,160
Net changes in prices and production costs	**45,352**	26,347	12,178
Extensions, discoveries and improved recovery	**14,467**	6,248	9,255
Purchases and sales of minerals in place	**(236)**	(564)	(2,558)
Revisions of previous reserve estimates	**1,278**	326	(4,103)
Development cost related to future production	**(14,030)**	(6,873)	(14,291)
Sales and transfers of oil and gas, net of production costs[a]	**(33,646)**	(25,430)	(24,892)
Development cost incurred during the year	**9,154**	9,224	8,205
Accretion of discount	**8,259**	6,413	9,051
Net change in income tax	**(17,865)**	(8,741)	167
At December 31	**58,258**	45,525	48,172

a Includes a transfer of proved reserves from Group to equity accounted investments of 384 million barrels in 2004 ($260 million).
b In connection with the adoption of IFRS as of January 1, 2004, an entity in Europe that had previously been accounted for as a Group company on a proportionate basis, has been instead accounted for as an equity accounted investment. As a result of this change, certain quantities of proved reserves that as of December 31, 2003 are shown for Group companies are, as of January 1, 2004, shown as part of the Group share of equity accounted investments.

Additional information concerning proved reserves

Proved reserves can be either developed or undeveloped. Group companies proved reserves at December 31, 2005 were divided into 47% developed and 53% undeveloped on a barrel of oil equivalent basis.

Proved reserves are recognised under various forms of contractual agreements. Group proved reserves volumes present in agreements such as production sharing contracts (PSCs) or other forms of economic entitlement contracts where Group share of reserves can vary with actual year-end price are approximately 1,076 million barrels of crude oil and natural gas liquids, and 10,737 thousand million standard cubic feet of gas.

Supplementary Information – Derivatives and other financial instruments and derivative commodity instruments (unaudited)

The following information is provided in accordance with the Securities and Exchange Commission rules issued in 1997. The contract/notional amounts of the derivative instruments outstanding give an indication of the extent of the use of these instruments but not of the exposure to credit or market risk. Variable interest rates stated are spot rates applying as at December 31. Amounts denominated in non-US dollar currencies have been translated using spot exchange rates at December 31. Associated companies' data are excluded.

Debt securities held for trading purposes

There were no debt securities held for trading purposes by Group companies at December 31, 2005 or at December 31, 2004.

Debt securities held for purposes other than trading

The following two tables give details of debt securities held for purposes other than trading by Group companies at December 31 at estimated fair value, by year of maturity.

2005

							$ million
	2006	2007	2008	2009	2010	2011 and after	Total
Fixed rate dollar debt securities	1,208	113	30	11	4	63	**1,429**
average interest rate	4.2%	6.7%	6.1%	3.8%	4.0%	6.5%	
Variable rate dollar debt securities	9	–	–	–	–	–	**9**
average interest rate	4.0%	–	–	–	–	–	
Fixed rate euro debt securities	370	38	–	15	8	113	**544**
average interest rate	2.4%	5.2%	–	4.0%	5.8%	5.2%	
Fixed rate UK pound debt securities	282	–	2	–	–	24	**308**
average interest rate	4.6%	–	5.0%	–	–	7.2%	
Fixed rate Canadian dollar debt securities	936	–	–	–	–	9	**945**
average interest rate	3.2%	–	–	–	–	8.5%	
Other fixed rate debt securities	5	–	–	–	–	10	**15**
average interest rate	12.1%	–	–	–	–	6.4%	
Other variable rate debt securities	20	–	–	–	–	–	**20**
average interest rate	7.4%	–	–	–	–	–	
Total	2,830	151	32	26	12	219	**3,270**

2004

							$ million
	2005	2006	2007	2008	2009	2010 and after	Total
Fixed rate dollar debt securities	1,090	29	100	105	162	95	1,581
average interest rate	2.5%	7.1%	7.2%	5.7%	5.5%	6.5%	
Variable rate dollar debt securities	1	–	–	–	–	–	1
average interest rate	1.4%	–	–	–	–	–	
Fixed rate euro debt securities	255	47	45	–	17	119	483
average interest rate	2.2%	5.9%	5.5%	–	4.0%	4.8%	
Fixed rate UK pound debt securities	5	–	–	6	–	17	28
average interest rate	8.5%	–	–	5.0%	–	7.5%	
Variable rate UK pound debt securities	24	–	–	–	–	–	24
average interest rate	4.8%	–	–	–	–	–	
Fixed rate Canadian dollar debt securities	106	–	–	–	–	10	116
average interest rate	2.5%	–	–	–	–	8.1%	
Other fixed rate debt securities	1	–	–	–	–	14	15
average interest rate	4.9%	–	–	–	–	5.8%	
Other variable rate debt securities	37	–	–	–	–	–	37
average interest rate	4.6%	–	–	–	–	–	
Total	1,519	76	145	111	179	255	2,285

Equity securities held for purposes other than trading

At December 31, 2005, Group companies held equity securities for purposes other than trading amounting to $7,049 million (2004: $6,079 million). These included shares of Royal Dutch and Shell Transport, amounting to $3,809 million (2004: $4,187 million), held in connection with share option plans and other incentive compensation plans, and a portfolio amounting to $737 million required to be held long-term by the Group insurance companies as security for their insurance activities. The portfolio tracks the Morgan Stanley World Index and therefore is spread over 20 of the major stock markets according to respective market capitalisation, including 52% in the USA, 10% in the UK, 12% in Japan, 4% in France, 3% in Switzerland, 4% in Canada and 3% in Germany.

Debt

The following two tables give details of debt owed by Group companies at December 31, by year of maturity. Estimated fair value approximates carrying amount.

2005

$ million	2006	2007	2008	2009	2010	2011 and after	Total
Fixed rate dollar debt	3,054	1,015	304	509	3	42	**4,927**
average interest rate	7.5%	5.0%	3.3%	4.8%	6.2%	7.0%	
Variable rate dollar debt	354	98	30	94	156	152	**884**
average interest rate	3.6%	3.3%	1.0%	0.3%	3.3%	4.9%	
Fixed rate European debt	715	891	360	1	1	2	**1,970**
average interest rate	4.2%	3.5%	3.3%	4.1%	4.2%	2.5%	
Variable rate European debt	341	1	1	–	–	–	**343**
average interest rate	2.7%	3.5%	3.1%	–	–	–	
Other fixed rate debt	69	–	5	1	8	136	**219**
average interest rate	5.4%	–	8.1%	8.4%	8.4%	7.9%	
Other variable rate debt	694	188	–	–	–	–	**882**
average interest rate	12.7%	3.5%	–	–	–	–	
Total	5,227	2,193	700	605	168	332	**9,225**

2004

$ million	2005	2006	2007	2008	2009	2010 and after	Total
Fixed rate dollar debt	4,150	617	1,045	305	7	49	6,173
average interest rate	2.8%	3.2%	5.0%	3.3%	5.9%	7.0%	
Variable rate dollar debt	339	260	19	9	9	309	945
average interest rate	7.5%	1.8%	3.6%	3.6%	3.7%	5.8%	
Fixed rate European debt	294	723	1,025	419	1	2	2,464
average interest rate	2.7%	4.2%	5.4%	3.3%	4.2%	4.5%	
Variable rate European debt	20	1	1	1	–	–	23
average interest rate	5.4%	2.9%	3.0%	3.0%	–	–	
Other fixed rate debt	189	1	3	–	–	169	362
average interest rate	3.4%	2.9%	0.7%	–	–	8.0%	
Other variable rate debt	655	210	–	–	–	–	865
average interest rate	7.3%	2.8%	–	–	–	–	
Total	5,647	1,812	2,093	734	17	529	10,832

Fixed rate European debt expected to mature in 2006 includes $647 million of UK pound debt with an average interest rate of 4.3%. Fixed rate European debt expected to mature in 2007 includes $889 million of euro debt with an average interest rate of 3.5%. Fixed rate European debt expected to mature in 2008 includes $358 million of euro debt with an average interest rate of 3.3%.

Variable rate European debt expected to mature in 2006 includes $152 million of UK pound debt with an average interest rate of 2.6%, and $114 million of euro debt with an average interest rate of 2.6%.

Other fixed rate debt expected to mature after 2011 includes $134 million of Malaysian ringgit debt at an average interest rate of 8.0%.

Other variable rate debt expected to mature in 2006 includes $214 million of Philippine peso debt (with an average interest rate of 9.2%) and $153 million of Brazilian reals debt (with an average interest rate of 21.3%). Other variable rate debt expected to mature in 2007 includes $181 million of Canadian dollar debt with an average interest rate of 2.7%.

Supplementary Information – Derivatives and other financial instruments and derivative commodity instruments (unaudited)

Interest rate swaps/forward rate agreements

Note 27 to the Consolidated Financial Statements gives details of interest rate swaps/forward rate agreements held by Group companies at December 31, 2005 and 2004 by expected year of maturity. These are held for purposes other than trading. The variable interest rate component of contracts is generally linked to inter-bank offer rates.

Foreign exchange contracts

The following two tables give details of forward exchange contracts held by Group companies at December 31. These are held for purposes other than trading. Contract categories with a contract/notional amount exceeding $100 million and/or an estimated fair value exceeding $10 million (gain or loss) are listed separately.

2005 *(all contracts mature in 2006)*

			$ million
	Average contractual exchange rate	Contract/ notional amount	Estimated fair value
Buy UK pound/sell dollar	1.76	3,205	(69)
Buy dollar/sell euro	0.84	1,825	14
Buy euro/sell dollar	1.21	1,781	(37)
Buy dollar/sell Australian dollar	1.36	843	1
Buy dollar/sell Norwegian krone	6.56	548	15
Buy UK pound/sell euro	1.46	479	(1)
Buy Norwegian krone/sell dollar	0.15	475	(2)
Buy Singapore dollar/sell dollar	0.60	443	3
Buy New Zealand dollar/sell dollar	0.68	351	2
Buy dollar/sell Swedish krone	7.92	341	1
Buy dollar/sell New Zealand dollar	1.46	202	1
Buy dollar/sell Philippine peso	53.72	180	(2)
Buy dollar/sell UK pound	0.58	161	–
Buy dollar/sell South Africa rand	6.37	186	(1)
Buy Danish krone/sell euro	0.13	114	–
Buy Swedish krone/sell dollar	0.13	112	–
Buy dollar/sell Hong Kong dollar	7.75	109	–
Buy dollar/sell Malaysian ringgit	3.77	100	–
Buy dollar/sell Danish krone	6.26	100	–
Other contracts	–	549	2
Total		12,104	(73)

2004 (all contracts mature in 2005)

			$ million
	Average contractual exchange rate	Contract/ notional amount	Estimated fair value
Buy euro/sell dollar	1.34	3,919	81
Buy dollar/sell euro	0.74	2,124	(19)
Buy euro/sell UK pound	0.70	1,836	35
Buy UK pound/sell dollar	1.89	1,376	25
Buy dollar/sell Australian dollar	1.30	1,024	(9)
Buy dollar/sell Norwegian krone	6.26	741	(27)
Buy Singapore dollar/sell dollar	0.61	401	2
Buy New Zealand dollar/sell dollar	0.71	335	2
Buy Canadian dollar/sell dollar	0.79	208	11
Buy Norwegian krone/sell dollar	0.16	202	1
Buy dollar/sell Philippine peso	56.19	172	–
Buy dollar/sell Swedish krone	6.61	141	–
Buy euro/sell Polish zloty	4.10	134	–
Buy dollar/sell Hong Kong dollar	7.77	131	–
Other contracts	–	1,176	(7)
Total		13,920	95

Currency swaps/options

The following two tables give details of currency swaps contracts held by Group companies at December 31, by expected year of maturity. These are held for purposes other than trading. Contract categories with a contract/notional amount exceeding $100 million and/or an estimated fair value exceeding $10 million (gain or loss) are listed separately.

2005

	Average contractual exchange rate	2006	2007	2008	2009	2010	2011 and after	Total contract/ notional amount	Estimated fair value
									$ million
Buy UK pound/sell euro	1.53	–	828	354	–	–	–	**1,182**	**81**
Buy dollar/sell Canadian dollar	1.27	1,730	1,426	1,319	1,336	437	589	**6,837**	**(400)**
Buy Canadian dollar/sell dollar	0.79	1,836	1,115	670	653	271	356	**4,901**	**250**
Buy dollar/sell Brazilian real	2.34	50	108	75	48	–	–	**281**	**(70)**
Buy dollar/sell UK pound	0.56	–	861	370	–	–	–	**1,231**	**(16)**
Buy UK pound/sell dollar	1.74	32	24	18	14	11	202	**301**	**(6)**
Buy dollar/sell Thai baht	41.08	182	–	9	–	–	–	**191**	**1**
Buy Norwegian krone/sell dollar	0.15	–	752	–	–	–	–	**752**	**28**
Other contracts	–	–	22	–	–	–	–	**22**	**4**
Total		3,830	5,136	2,815	2,051	719	1,147	**15,698**	**(128)**

2004

	Average contractual exchange rate	2005	2006	2007	2008	2009	2010 and after	Total contract/ notional amount	Estimated fair value
									$ million
Buy UK pound/sell euro	1.54	–	–	924	410	–	–	1,334	139
Buy dollar/sell Canadian dollar	1.40	867	606	441	296	132	–	2,342	(175)
Buy Canadian dollar/sell dollar	0.69	283	85	59	33	3	–	463	35
Buy dollar/sell Brazilian real	2.85	101	5	89	61	–	–	256	(60)
Buy UK pound/sell dollar	1.74	37	31	24	18	14	213	337	26
Buy dollar/sell Thai baht	39.94	142	–	–	–	–	–	142	(3)
Other contracts	–	36	–	–	–	–	–	36	(4)
Total		1,466	727	1,537	818	149	213	4,910	(42)

Commodity derivatives

The tables on this and the following pages give details of commodity swaps, options and futures contracts held by Group companies at December 31 by expected year of maturity. Variable prices are linked to indexed or dated commodities.

The increases in fair values of commodity swaps, options and futures between 2004 and 2005 are primarily caused by an underlying increase in commodity prices.

Supplementary Information – Derivatives and other financial instruments and derivative commodity instruments (unaudited)

Commodity swaps held for trading purposes

2005

$ million

	2006	2007	2008	2009	2010	Beyond 2011	Total contract/ notional amount	Estimated fair value
Crude oil swaps								
a) buy fixed price/sell variable price contracts								
contract/notional amount ($ million)	2,442	263	47	8	5	–	2,765	557
volume (million barrels)	50	6	1	–	–	–		
average buy (pay) price ($/bbl)	47.9	46.0	43.1	34.5	43.3	–		
average sell (receive) price ($/bbl)	56.8	62.4	58.1	51.4	47.1	–		
b) buy variable price/sell fixed price contracts								
contract/notional amount ($ million)	2,272	185	163	8	5	12	2,645	(507)
volume (million barrels)	40	3	2	–	–	*		
average buy (pay) price ($/bbl)	59.4	53.9	61.1	51.4	47.1	60.0		
average sell (receive) price ($/bbl)	56.3	45.2	55.5	34.6	43.3	38.4		
c) buy variable price/sell variable price contracts								
contract/notional amount ($ million)	1,562	360	–	–	–	–	1,922	1
volume (million barrels)	26	6	–	–	–	–		
average buy (pay) price ($/bbl)	60.9	62.5	–	–	–	–		
average sell (receive) price ($/bbl)	61.0	62.4	–	–	–	–		
Crude oil basis swaps								
a) buy variable price/sell variable price contracts								
contract/notional amount ($ million)	58	2	–	–	–	–	60	7
volume (million barrels)	46	4	–	–	–	–		
average buy (pay) price ($/bbl)	1.0	0.6	–	–	–	–		
average sell (receive) price ($/bbl)	0.7	0.4	–	–	–	–		
Crude oil freight swaps								
a) buy fixed price/sell variable price contracts								
contract/notional amount ($ million)	25	–	–	–	–	–	25	(1)
volume (million barrels)	14	–	–	–	–	–		
average buy (pay) price ($/bbl)	2.4	–	–	–	–	–		
average sell (receive) price ($/bbl)	2.4	–	–	–	–	–		
b) buy variable price/sell fixed price contracts								
contract/notional amount ($ million)	14	–	–	–	–	–	14	–
volume (million barrels)	10	–	–	–	–	–		
average buy (pay) price ($/bbl)	1.5	–	–	–	–	–		
average sell (receive) price ($/bbl)	1.5	–	–	–	–	–		
Oil product swaps								
a) buy fixed price/sell variable price contracts								
contract/notional amount ($ million)	2,627	–	–	–	–	–	2,627	143
volume (million barrels)	53	–	–	–	–	–		
average buy (pay) price ($/bbl)	50.0	–	–	–	–	–		
average sell (receive) price ($/bbl)	52.7	–	–	–	–	–		
b) buy variable price/sell fixed price contracts								
contract/notional amount ($ million)	2,947	47	–	–	–	–	2,994	(197)
volume (million barrels)	62	1	–	–	–	–		
average buy (pay) price ($/bbl)	50.7	74.7	–	–	–	–		
average sell (receive) price ($/bbl)	47.6	76.8	–	–	–	–		
c) buy variable price/sell variable price contracts								
contract/notional amount ($ million)	719	176	–	–	–	–	895	–
volume (million barrels)	10	2	–	–	–	–		
average buy (pay) price ($/bbl)	73.8	75.5	–	–	–	–		
average sell (receive) price ($/bbl)	73.8	75.3	–	–	–	–		

2005 continued

	2006	2007	2008	2009	2010	Beyond 2011	Total contract/ notional amount	$ million Estimated fair value
Oil product basis swaps								
a) buy variable price/sell variable price contracts								
contract/notional amount ($ million)	444	12	–	–	–	–	456	(24)
volume (million barrels)	92	2	–	–	–	–		
average buy (pay) price ($/bbl)	5.1	6.3	–	–	–	–		
average sell (receive) price ($/bbl)	5.2	7.0	–	–	–	–		
Electricity swaps								
a) buy fixed price/sell variable price contracts								
contract/notional amount ($ million)	3,077	184	66	14	48	–	3,389	517
volume (thousand megawatt hours)	62	3	1	**	**	–		
average buy (pay) price ($/MWH)	67.6	71.7	88.2	94.5	98.9	–		
average sell (receive) price ($/MWH)	76.2	89.6	94.5	87.0	92.3	–		
b) buy variable price/sell fixed price contracts								
contract/notional amount ($ million)	3,035	301	213	47	345	–	3,941	(664)
volume (thousand megawatt hours)	59	5	3	1	4	–		
average buy (pay) price ($/MWH)	76.7	85.5	83.9	82.1	80.5	111.2		
average sell (receive) price ($/MWH)	68.3	64.5	64.6	77.6	81.1	111.6		
Natural gas swaps								
a) buy fixed price/sell variable price contracts								
contract/notional amount ($ million)	13,180	3,069	1,469	685	1,180	892	20,475	6,031
volume (million BTUs) SHORT K's	1,457	446	262	133	284	243		
average buy (pay) price ($/MMBTU) fixed	9.0	6.9	5.6	5.1	4.2	3.7		
average sell (receive) price ($/MMBTU) float	10.7	9.9	8.6	7.6	6.8	5.4		
b) buy variable price/sell fixed price contracts								
contract/notional amount ($ million)	13,014	2,830	1,442	871	635	702	19,494	(4,746)
volume (million BTUs) LONG K's	1,395	380	248	176	137	181		
average buy (pay) price ($/MMBTU)	10.8	10.1	8.5	7.4	6.6	5.5		
average sell (receive) price ($/MMBTU)	9.3	7.4	5.8	5.0	4.7	3.9		
c) buy variable price/sell variable price contracts								
contract/notional amount ($ million)	774	105	–	–	–	–	879	(5)
volume (million barrels)	63	10	–	–	–	–		
average buy (pay) price ($/bbl)	12.3	10.9	–	–	–	–		
average sell (receive) price ($/bbl)	12.2	10.9	–	–	–	–		
Natural gas basis swaps								
a) buy variable price/sell variable price contracts								
contract/notional amount ($ million)	104	23	8	7	2	1	145	(49)
volume (million BTUs) SHORT K's	202	54	21	17	7	4		
average buy (pay) price ($/MMBTU)	0.5	0.4	0.4	0.4	0.3	0.4		
average sell (receive) price ($/MMBTU)	0.3	0.2	0.3	0.4	0.2	0.4		
b) sell variable price/buy variable price contracts								
contract/notional amount ($ million)	103	23	8	7	2	1	144	42
volume (million BTUs) LONG K's	206	54	21	17	7	4		
average buy (pay) price ($/MMBTU)	0.6	0.3	0.3	0.4	0.2	0.4		
average sell (receive) price ($/MMBTU)	0.5	0.4	0.4	0.4	0.3	0.4		
c) buy fixed price/sell variable price contracts								
contract/notional amount ($ million)	1,544	392	156	60	56	13	2,221	(1,912)
volume (million BTUs) SHORT K's	2,091	693	322	104	136	36		
average buy (pay) price ($/MMBTU)	0.7	0.6	0.5	0.6	0.4	0.4		
average sell (receive) price ($/MMBTU)	0.8	0.7	0.7	0.5	0.5	0.2		
d) sell variable price/buy fixed price contracts								
contract/notional amount ($ million)	1,403	324	130	41	59	13	1,970	1,814
volume (million BTUs) LONG K's	1,942	565	289	69	206	45		
average buy (pay) price ($/MMBTU)	1.4	1.1	1.1	1.0	1.0	0.4		
average sell (receive) price ($/MMBTU)	0.7	0.6	0.4	0.6	0.3	0.3		
Total							67,061	1,007

* less than one million
** less than one thousand megawatt hours

Group companies also held chemical product and natural gas liquid swaps at December 31, 2005 with a contract/notional amount of $46 million (2004: $102 million) and an estimated fair value of $1 million (2004: $(1) million) and expected maturity in 2006.

Supplementary Information – Derivatives and other financial instruments and derivative commodity instruments (unaudited)

2004

	2005	2006	2007	2008	2009	2010 and after	Total contract/ notional amount	Estimated fair value ($ million)
Crude oil swaps								
(a) Variable price to variable price contracts:								
contract/notional amount ($ millions)	1,776	30	–	–	–	–	1,806	(8)
Volume (million barrels "m bbl")	42	1	–	–	–	–		
average pay	42.3	41.6	–	–	–	–		
average receive	42.1	41.5	–	–	–	–		
(b) Buy fixed price/sell variable price contracts:								
contract/notional amount ($ millions)	1,843	397	49	13	–	–	2,302	390
Volume (million barrels "m bbl")	54	13	2	*	–	–		
average pay	34.3	31.5	32.6	36.4	–	–		
average receive	39.6	39.3	38.0	37.9	–	–		
(c) Buy variable price/sell fixed price contracts:								
contract/notional amount ($ millions)	2,304	286	38	10	–	–	2,638	(350)
Volume (million barrels "m bbl")	64	9	1	*	–	–		
average pay	40.3	38.7	37.8	37.9	–	–		
average receive	36.1	30.7	32.9	36.3	–	–		
Crude oil basis swaps								
(a) Buy variable/sell variable price contracts:								
contract/notional amount ($ millions)	53	–	–	–	–	–	53	(8)
Volume (million barrels "m bbl")	34	–	–	–	–	–		
average pay	3.9	–	–	–	–	–		
average receive	1.8	–	–	–	–	–		
(b) Sell variable/buy variable price contracts:								
contract/notional amount ($ millions)	2	–	–	–	–	–	2	–
Volume (million barrels "m bbl")	*	–	–	–	–	–		
average pay	4.0	–	–	–	–	–		
average receive	4.5	–	–	–	–	–		
Crude oil freight swaps								
(a) Buy fixed price/sell variable price contracts:								
contract/notional amount ($ millions)	53	–	–	–	–	–	53	(7)
Volume (million barrels "m bbl")	29	–	–	–	–	–		
average pay	1.9	–	–	–	–	–		
average receive	1.7	–	–	–	–	–		
(b) Buy variable price/sell fixed price contracts:								
contract/notional amount ($ millions)	63	–	–	–	–	–	63	1
Volume (million barrels "m bbl")	47	–	–	–	–	–		
average pay	1.3	–	–	–	–	–		
average receive	1.4	–	–	–	–	–		
Oil products swaps								
(a) Buy fixed price/sell variable price contracts:								
contract/notional amount ($ millions)	3,055	106	–	–	–	–	3,161	(111)
Volume (million barrels "m bbl")	117	3	–	–	–	–		
average pay	26.0	39.4	–	–	–	–		
average receive	25.1	40.3	–	–	–	–		
(b) Buy variable price/sell fixed price contracts:								
contract/notional amount ($ millions)	3,193	158	–	–	–	11	3,362	95
Volume (million barrels "m bbl")	121	4	–	–	–	*		
average pay	25.5	39.6	–	–	–	41.3		
average receive	26.3	37.5	–	–	–	38.4		
(c) Buy variable/sell variable price contracts:								
contract/notional amount ($ millions)	810	15	–	–	–	–	825	1
Volume (million barrels "m bbl")	16	*	–	–	–	–		
average pay	49.3	48.5	–	–	–	–		
average receive	49.4	48.6	–	–	–	–		

2004 continued

	2005	2006	2007	2008	2009	2010 and after	Total contract/ notional amount	$ million Estimated fair value
Oil products basis swaps								
(a) Buy variable/sell variable price contracts:								
contract/notional amount ($ millions)	1,020	30	–	–	–	–	1,050	(8)
Volume (million barrels "m bbl")	170	4	–	–	–	–		
average pay	5.8	8.5	–	–	–	–		
average receive	5.7	8.6	–	–	–	–		
(b) Sell variable/buy variable price contracts:								
contract/notional amount ($ millions)	137	–	–	–	–	–	137	23
Volume (million barrels "m bbl")	18	–	–	–	–	–		
average pay	7.5	–	–	–	–	–		
average receive	8.7	–	–	–	–	–		
Electricity swaps								
(a) Buy fixed price/sell variable price contracts:								
contract/notional amount ($ millions)	3,268	1,296	341	25	2	–	4,932	(2)
Volume (thousand megawatt hours)	57	24	7	**	**	–		
average pay	57.0	55.0	52.4	64.3	60.5	–		
average receive	55.8	56.6	56.4	65.1	56.5	–		
(b) Buy variable price/sell fixed price contracts:								
contract/notional amount ($ millions)	3,250	1,245	391	54	6	–	4,946	(14)
Volume (thousand megawatt hours "mmwh")	57	23	7	1	**	–		
average pay	56.1	56.4	57.0	60.6	57.3	–		
average receive	57.4	55.3	53.3	59.6	61.3	–		
Natural gas swaps								
(a) Buy fixed price/sell variable price contracts:								
contract/notional amount ($ millions)	5,947	1,350	308	312	70	–	7,987	188
Volume (thousand million cubic feet "bcf")	923	223	53	55	13	–		
average pay ($/thousand cf)	6.4	6.1	5.8	5.2	4.6	–		
average receive ($/thousand cf)	6.4	6.5	6.0	5.5	5.1	–		
(b) Buy variable price/sell fixed price contracts:								
contract/notional amount ($ millions)	6,267	1,005	426	409	206	57	8,370	123
Volume (thousand million cubic feet "bcf")	954	162	70	69	37	11		
average pay ($/thousand cf)	6.4	6.6	6.0	5.7	5.5	5.2		
average receive ($/thousand cf)	6.6	6.2	6.1	5.9	5.6	5.1		
(c) Buy variable price/sell variable price contracts:								
contract/notional amount ($ millions)	404	8	–	–	–	–	412	7
Volume (thousand million cubic feet "bcf")	64	1	–	–	–	–		
average pay ($/thousand cf)	6.4	6.6	–	–	–	–		
average receive ($/thousand cf)	6.5	6.6	–	–	–	–		
Natural gas basis swaps								
(a) Buy variable price/sell variable price:								
contract/notional amount ($ millions)	455	184	60	35	22	10	766	(134)
Volume (thousand million cubic feet "bcf")	903	365	116	72	43	24		
average pay ($/thousand cf)	0.5	0.6	0.7	0.6	0.6	0.5		
average receive ($/thousand cf)	0.4	0.4	0.5	0.5	0.5	0.3		
(b) Sell variable price/buy variable price:								
contract/notional amount ($ millions)	388	135	20	18	4	3	568	139
Volume (thousand million cubic feet "bcf")	827	281	56	56	18	15		
average pay ($/thousand cf)	0.3	0.3	0.3	0.3	0.0	0.0		
average receive ($/thousand cf)	0.4	0.5	0.5	0.4	0.3	0.2		
Total							43,433	325

* less than one million
** less than one megawatt hours

Supplementary Information – Derivatives and other financial instruments and derivative commodity instruments (unaudited)

Commodity options held for trading purposes

2005

$ million

	2006	2007	2008	2009	Total contract/ notional amount	Estimated fair value
Crude oil buy calls options						
contract/notional amount ($ million)	1,044	379	164	–	1,587	(67)
volume (m bbl)	18	7	3	–		
average strike price ($/bbl)	57	56	62	–		
Crude oil sell calls options						
contract/notional amount ($ million)	696	231	56	–	983	130
volume (m bbl)	12	4	1	–		
average strike price ($/bbl)	57	56	70	–		
Crude oil buy put options						
contract/notional amount ($ million)	450	123	18	–	591	(3)
volume (m bbl)	10	3	*	–		
average strike price ($/bbl)	47	45	48	–		
Crude oil sell put options						
contract/notional amount ($ million)	797	267	106	–	1,170	1
volume (m bbl)	17	6	2	–		
average strike price ($/bbl)	46	46	48	–		
Oil products buy put options						
contract/notional amount ($ million)	48	–	–	–	48	(2)
volume (m bbl)	1	–	–	–		
average strike price ($/bbl)	70	–	–	–		
Oil products sell put options						
contract/notional amount ($ million)	95	–	–	–	95	4
volume (m bbl)	1	–	–	–		
average strike price ($/bbl)	71	–	–	–		
Oil products buy call options						
contract/notional amount ($ million)	90	–	–	–	90	(5)
volume (m bbl)	1	–	–	–		
average strike price ($/bbl)	74	–	–	–		
Oil products sell call options						
contract/notional amount ($ million)	104	9	–	–	113	3
volume (m bbl)	1	*	–	–		
average strike price ($/bbl)	64	75	–	–		
Natural gas buy call options						
contract/notional amount ($ million)	728	104	32	1	865	1,857
volume (million BTUs)	194	32	3	–		
average strike price ($/MMBTU)	12	10	10	11		
Natural gas sell call options						
contract/notional amount ($ million)	579	12	21	9	621	(1,701)
volume (million BTUs)	170	22	5	7		
average strike price ($/MMBTU)	12	11	11	9		
Natural gas buy put options						
contract/notional amount ($ million)	383	4	7	1	395	438
volume (million BTUs)	61	1	1	*		
average strike price ($/MMBTU)	9	4	5	9		
Natural gas sell put options						
contract/notional amount ($ million)	479	86	20	9	594	(523)
volume (million BTUs)	90	14	11	6		
average strike price ($/MMBTU)	8	7	6	8		
Electricity buy call options						
contract/notional amount ($ million)	180	–	–	–	180	14
volume (thousand MWh)	3,373	–	–	–		
average strike price ($/mwh)	53	–	–	–		
Electricity sell call options						
contract/notional amount ($ million)	143	–	–	–	143	(11)
volume (thousand MWh)	2,759	–	–	–		
average strike price ($/mwh)	52	–	–	–		

* less than one million

2005 continued

	2006	2007	2008	2009	Total contract/ notional amount	Estimated fair value
						$ million
Electricity buy put options						
contract/notional amount ($ million)	72	–	–	–	72	2
volume (thousand MWh)	1,533	–	–	–		
average strike price ($/mwh)	47	–	–	–		
Electricity sell put option						
contract/notional amount ($ million)	100	–	–	–	100	(1)
volume (thousand MWh)	2,234	–	–	–		
average strike price ($/mwh)	45	–	–	–		
Total					7,647	136

2004

	2005	2006	2007	2008 and after	Total contract/ notional amount	Estimated fair value
						$ million
Crude oil buy calls						
contract/notional amount ($ million)	870	143	11	–	1,024	(37)
volume (m bbl)	19	4	*	–		
average strike price ($/bbl)	44.7	33.2	39.7	–		
Crude oil sell calls						
contract/notional amount ($ million)	873	145	–	–	1,018	46
volume (m bbl)	20	4	–	–		
average strike price ($/bbl)	42.9	32.8	–	–		
Crude oil buy put						
contract/notional amount ($ million)	917	97	3	–	1,017	10
volume (m bbl)	27	3	*	–		
average strike price ($/bbl)	34.5	32.0	29.7	–		
Crude oil sell put						
contract/notional amount ($ million)	972	103	20	–	1,095	(27)
volume (m bbl)	28	3	1	–		
average strike price ($/bbl)	34.2	33.4	31.2	–		
Oil products buy put option						
contract/notional amount ($ million)	177	132	–	–	309	15
volume (m bbl)	158	128	–	–		
average strike price ($/bbl)	1.1	1.0	–	–		
Oil products sell put option						
contract/notional amount ($ million)	193	131	–	–	324	(14)
volume (m bbl)	158	128	–	–		
average strike price ($/bbl)	1.2	1.0	–	–		
Oil products buy call option						
contract/notional amount ($ million)	176	51	–	–	227	–
volume (m bbl)	50	42	–	–		
average strike price ($/bbl)	3.5	1.2	–	–		
Oil products sell call option						
contract/notional amount ($ million)	128	51	–	–	179	(1)
volume (m bbl)	49	42	–	–		
average strike price ($/bbl)	2.6	1.2	–	–		
Natural gas buy call						
contract/notional amount ($ million)	10,740	1,354	60	–	12,154	583
volume (bcf)	1,493	180	9	–		
average strike price ($/thousand cf)	7.2	7.5	6.6	–		

* less than one million

Supplementary Information – Derivatives and other financial instruments and derivative commodity instruments (unaudited)

2004 continued

	2005	2006	2007	2008 and after	Total contract/ notional amount	Estimated fair value
						$ million
Natural gas sell call						
contract/notional amount ($ million)	9,309	1,060	22	6	10,397	(455)
volume (bcf)	1,312	158	4	**		
average strike price ($/thousand cf)	7.1	6.7	6.3	6.3		
Natural gas buy put						
contract/notional amount ($ million)	8,332	942	25	14	9,313	674
volume (bcf)	1,757	201	4	3		
average strike price ($/thousand cf)	4.7	4.7	5.5	4.8		
Natural gas sell put						
contract/notional amount ($ million)	9,547	986	44	21	10,598	(818)
volume (bcf)	1,996	209	8	5		
average strike price ($/thousand cf)	4.8	4.7	5.8	5.7		
Electricity buy call option						
contract/notional amount ($ million)	290	–	–	–	290	3
volume (million MWh)	6	–	–	–		
average strike price ($/mwh)	48.4	–	–	–		
Electricity sell call option						
contract/notional amount ($ million)	379	–	–	–	379	(7)
volume (million MWh)	8	–	–	–		
average strike price ($/mwh)	48.6	–	–	–		
Electricity buy put option						
contract/notional amount ($ million)	486	–	–	–	486	8
volume (million MWh)	12	–	–	–		
average strike price ($/mwh)	41.3	–	–	–		
Electricity sell put option						
contract/notional amount ($ million)	204	–	–	–	204	1
volume (million MWh)	5	–	–	–		
average strike price ($/mwh)	38.2	–	–	–		
Total					49,014	(19)

* less than one million
** less than one billion cubic feet

Commodity options held for purposes other than trading
At December 31, 2005 Group companies held natural gas commodity sales contracts with optionality on delivery for purposes other than trading with a contract/notional amount of $6,525 million (2004: $6,966 million) and estimated fair value of $(1,144) million (2004: $(359) million) with expected maturity 2008–2025.

Commodity futures held for trading purposes
2005

	2006	2007	2008	Total contract/ notional amount	Estimated fair value ($ million)
IPE Brent futures					
(a) Short contracts:					
contract/notional amount ($ million)	903	23	–	926	122
volume (m bbl)	15	*	–		
weighted average price ($/bbl)	58.3	55.2	–		
(b) Long contracts:					
contract/notional amount ($ million)	490	8	6	504	2
volume (m bbl)	8	*	*		
weighted average price ($/bbl)	55.7	52.8	55.8		
IPE Gasoil futures					
(a) Short contracts:					
contract/notional amount ($ million)	454	–	–	454	11
volume (m bbl)	6	–	–		
weighted average price ($/bbl)	73.6	–	–		
(b) Long contracts:					
contract/notional amount ($ million)	7	6	–	13	(15)
volume (m bbl)	*	*	–		
weighted average price ($/bbl)	73.2	80.0	–		
IPE Natural gas futures					
(a) Short contracts:					
contract/notional amount ($ million)	–	–	–	–	–
volume (million Therms) 1 Therm = 100,000 Btu	–	–	–		
weighted average price	–	–	–		
(b) Long contracts:					
contract/notional amount ($ million)	9	–	–	9	–
volume (million Therms) 1 Therm = 100,000 Btu	8	–	–		
weighted average price	1.1	–	–		
Nymex crude oil futures					
(a) Short contracts:					
contract/notional amount ($ million)	112	228	54	394	(104)
volume (m bbl)	2	4	1		
weighted average price ($/bbl)	51.5	49.0	49.9		
(b) Long contracts:					
contract/notional amount ($ million)	501	13	–	514	(41)
volume (m bbl)	8	–	–		
weighted average price ($/bbl)	61.9	58.9	–		
Nymex oil product futures					
(a) Short contracts:					
contract/notional amount ($ million)	653	1	–	654	(21)
volume (m bbl)	9	*	–		
weighted average price ($/bbl)	72.3	79.8	–		
(b) Long contracts:					
contract/notional amount ($ million)	202	–	–	202	5
volume (m bbl)	3	–	–		
weighted average price ($/bbl)	73.9	65.3	–		
Nymex natural gas futures					
(a) Short contracts:					
contract/notional amount ($ million)	1,529	97	4	1,630	(264)
volume (million BTUs)	159	13	1		
weighted average price ($/MMBTU)	9.6	7.7	6.7		
(b) Long contracts:					
contract/notional amount ($ million)	1,194	64	6	1,264	209
volume (million BTUs)	126	8	1		
weighted average price ($/MMBTU)	9.5	8.0	7.9		

Supplementary Information – Derivatives and other financial instruments and derivative commodity instruments (unaudited)

2005 continued

	2006	2007	2008	Total contract/ notional amount	Estimated fair value
					$ million
Imarex freight futures					
(a) Short contracts:					
contract/notional amount ($ million)	8	–	–	**8**	**–**
volume (m bbl)	5	–	–		
weighted average price ($/bbl)	2.2	–	–		
(b) Long contracts:					
contract/notional amount ($ million)	5	–	–	**5**	**–**
volume (m bbl)	2	–	–		
weighted average price ($/bbl)	2.2	–	–		
Nord Pool electricity futures					
(a) Long contracts:					
contract/notional amount ($ million)	12	14	15	**41**	**4**
volume (thousand MWh)	276	315	351		
weighted average price ($/mwh)	43.7	43.5	41.7		
Total				**6,618**	**(92)**

Futures contracts shown above represent unmatched positions. The total contract/notional amount of short contracts represents an aggregation of Group companies' positions where, at December 31, sales contracts exceed the purchase contracts with the same maturity date. The total contract/notional amount of long contracts represents an aggregation of Group companies' positions where, at December 31, purchase contracts exceed the sales contracts with the same maturity date.

2004

	2005	2006	2007	Total contract/ notional amount	Estimated fair value
					$ million
IPE Brent futures					
(a) Short contracts:					
contract/notional amount ($ million)	341	26	–	367	66
volume (m bbl)	8	1	–		
weighted average price ($/bbl)	42.2	34.3	–		
(b) Long contracts:					
contract/notional amount ($ million)	561	79	–	640	86
volume (m bbl)	14	2	–		
weighted average price ($/bbl)	40.9	39.2	–		
IPE Gasoil futures					
(a) Short contracts:					
contract/notional amount ($ million)	274	–	–	274	17
volume (m bbl)	6	–	–		
weighted average price ($/bbl)	34.81	–	–		
(b) Long contracts:					
contract/notional amount ($ million)	196	2	–	198	(5)
volume (m bbl)	4	*	–		
weighted average price ($/bbl)	39.42	32.7	–		
IPE Natural gas futures					
(a) Short contracts:					
contract/notional amount ($ million)	6	–	–	6	3
volume (bcf)	1	–	–		
weighted average price ($/thousand cf)	6.0	–	–		
(b) Long contracts:					
contract/notional amount ($ million)	4	–	–	4	4
volume (bcf)	1	–	–		
weighted average price ($/thousand cf)	5.7	–	–		

2004 continued

	2005	2006	2007	Total contract/ notional amount	Estimated fair value
					$ million
Nymex crude oil futures					
(a) Short contracts:					
contract/notional amount ($ million)	130	132	15	277	(18)
volume (m bbl)	3	3	*		
weighted average price ($/bbl)	43.9	39.4	36.4		
(b) Long contracts:					
contract/notional amount ($ million)	427	21	10	458	(15)
volume (m bbl)	10	1	*		
weighted average price ($/bbl)	44.1	40.5	37.0		
Nymex oil product futures					
(a) Short contracts:					
contract/notional amount ($ million)	533	–	–	533	(28)
volume (m bbl)	11	–	–		
weighted average price ($/bbl)	50.9	–	–		
(b) Long contracts:					
contract/notional amount ($ million)	308	4	–	312	–
volume (m bbl)	6	*	–		
weighted average price ($/bbl)	51.9	47.88	–		
Nymex natural gas futures					
(a) Short contracts:					
contract/notional amount ($ million)	1,824	121	1	1,946	95
volume (bcf)	278	19	**		
weighted average price ($/thousand cf)	5.9	6.1	5.7		
(b) Long contracts:					
contract/notional amount ($ million)	1,678	77	2	1,757	(70)
volume (bcf)	256	13	**		
weighted average price ($/thousand cf)	5.7	5.2	5.8		
Imarex freight futures					
(a) Short contracts:					
contract/notional amount ($ million)	14	–	–	14	2
volume (million tonnes)	3	–	–		
weighted average price ($/tonne)	11.8	–	–		
(b) Long contracts:					
contract/notional amount ($ million)	7	–	–	7	–
volume (million tonnes)	1	–	–		
weighted average price ($/tonne)	12.9	–	–		
Nord Pool electricity futures					
(a) Short contracts:					
contract/notional amount ($ million)	–	–	–	–	–
volume (million MWh)	–	–	–		
weighted average price ($/mwh)	–	–	–		
(b) Long contracts:					
contract/notional amount ($ million)	10	37	–	47	(2)
volume (million MWh)	***	1	–		
weighted average price ($/mwh)	34.7	378	–		
Total				6,840	135

* less than one million barrels
** less than one billion cubic feet
*** less than one million megawatt hours

Supplementary Information – Control of registrant (unaudited)

Royal Dutch Shell is not directly or indirectly owned or controlled by another corporation or by any government. The company does not know of any arrangements that may, at a subsequent date, result in a change of control of the company. As of March 1, 2006, there were the following interests in more than 3% of the issued Class A and Class B ordinary share capital of Royal Dutch Shell.

Investor	Class A shares	Class B shares
Barclays PLC	4.28%	4.13%
Legal and General Group Plc	3.08%	3.94%
The Capital Group Companies Inc	7.50%	4.45%
UBS AG	3.16%	–

The above interests were substantially acquired on July 20, 2005 in connection with the Unification Transaction.

As of March 1, 2006 the Directors and senior management of Royal Dutch Shell beneficially owned individually and in aggregate (including shares under option) less than 1% of the total shares of each class of Royal Dutch Shell shares outstanding.

Nature of trading market

The principal trading market for the Class A ordinary shares of Royal Dutch Shell is Euronext Amsterdam. The principal trading market for the Class B ordinary shares of Royal Dutch Shell is the London Stock Exchange. Ordinary shares are traded in registered form.

American Depositary Receipts representing A ADRs and B ADRs outstanding are listed on the New York Stock Exchange. The depositary receipts are issued, cancelled and exchanged at the office of The Bank of New York, 101 Barclay Street, New York, NY 10286, as depositary (the "Depositary") under a deposit agreement between Royal Dutch Shell, the Depositary and the holders of ADRs.

Each American Depositary Receipt represents two €0.07 ordinary shares of Royal Dutch Shell deposited under the agreement. At March 1, 2006 there were outstanding 495,947,261 Class A ADRs and 67,745,879 Class B ADRs representing approximately 25.3% and 4.9% of the respective ordinary share capital class of Royal Dutch Shell plc, held by 7,859 and 985 holders of record with an address in the US, respectively.

At March 1, 2006 there were 70,594 ordinary shares of €0.07 each representing less than 0.1% of the ordinary share capital of Royal Dutch Shell held by 74 holders of record registered with an address in the United States.

The following tables set forth the high and low intra-day prices for Royal Dutch Shell's registered ordinary shares on the principal trading markets:

> of €0.07 nominal value on the London Stock Exchange;

> of €0.07 nominal value on Euronext Amsterdam; and

> of the ADRs on the New York Stock Exchange for the periods specified (ADRs do not have a nominal value):

The shares and ADRs were listed on July 20, 2005:

	Euronext Amsterdam Class A shares		New York Stock Exchange Class A ADRs		New York Stock Exchange Class B ADRs		London Stock Exchange Class B shares	
	High €	Low €	High $	Low $	High $	Low $	High pence	Low pence
2005 (July 20 – Dec 31)	27.67	24.12	68.08	57.79	70.94	60.69	1,968	1,717

	Euronext Amsterdam Class A shares		New York Stock Exchange Class A ADRs		New York Stock Exchange Class B ADRs		London Stock Exchange Class B shares	
	High €	Low €	High $	Low $	High $	Low $	High pence	Low pence
2005								
3rd Quarter	27.67	24.61	68.08	59.50	70.94	61.77	1,966	1,753
4th Quarter	27.66	24.12	65.93	57.79	69.04	60.69	1,968	1,717

	London Stock Exchange Class B shares		Euronext Amsterdam Class A shares		New York Stock Exchange Class A ADRs		New York Stock Exchange Class B ADRs	
	High pence	Low pence	High €	Low €	High $	Low $	High $	Low $
2005								
September	1,966	1,805	27.67	25.73	67.00	63.45	70.04	66.08
October	1,968	1,717	27.66	24.12	65.93	57.79	69.04	60.69
November	1,952	1,792	27.09	25.12	63.95	59.58	67.35	62.66
December	1,919	1,816	27.22	25.56	64.25	60.76	67.28	63.00
2006								
January	2,046	1,869	28.49	25.90	68.45	62.68	72.09	65.84
February	2,020	1,792	28.22	25.29	68.25	60.19	71.28	62.83

Ordinary shares

The following is a summary of the material terms of Royal Dutch Shell's ordinary shares, including brief descriptions of the provisions contained in our Memorandum and Articles of Association and applicable laws of England in effect on the date of this document. This summary does not purport to include complete statements of these provisions.

Share capital

As of March 1, 2006 the authorised, issued and fully paid share capital of Royal Dutch Shell was as follows:

	Authorised (number)	Authorised (amount)	Issued (number)	Issued (amount)
Class A ordinary shares of €0.07 each	4,077,359,886	285,410,808	3,914,025,000	284,197,200
Class B ordinary shares of €0.07 each	2,759,360,000	193,155,200	2,759,360,000	193,155,200
Sterling deferred shares of £1 each	50,000	50,000	50,000	50,000
Unclassified shares of €0.07 each	3,101,000,000	217,070,000	Nil	Nil

On March 1, 2006, there were 62,280,114 euro deferred shares of €0.07 authorised and outstanding. On March 8, 2006, 62,280,114 euro deferred shares were redeemed for €0.01 in accordance with the rights attached to those shares. On March 1, 2006, trusts and trust-like entities holding shares for the benefit of employee plans of the Group held 167 million ordinary shares of Royal Dutch Shell with a book amount of $4,651 million and a face amount of $9.8 million.

The unclassified shares can be issued as Class A ordinary shares or Class B ordinary shares at the discretion of the Board of Directors.

All Class A ordinary shares and Class B ordinary shares will be fully paid and free from all liens, equities, charges, encumbrances and other interest and not subject to calls of any kind. All Class A ordinary shares and Class B ordinary shares will rank equally for all dividends and distributions on our ordinary share capital declared. Our Class A ordinary shares and Class B ordinary shares are admitted to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. Our Class A ordinary shares and Class B ordinary shares are also listed on Euronext Amsterdam. A ADRs and B ADRs are listed at the New York Stock Exchange.

As of March 1, 2006, the authorised share capital consisted of (i) 50,000 sterling deferred shares of £1 each and (ii) €700,000,000 divided into 4,077,359,886 Class A ordinary shares, 2,759,360,000 Class B ordinary shares, 3,101,000,000 unclassified shares of €0.07 each to be classified as Class A ordinary shares or Class B ordinary shares upon issue at the discretion of our Directors and 62,280,114 euro deferred shares of €0.07 each. As of March 1, 2006, the issued share capital consisted of 50,000 sterling deferred shares of £1 each and 3,914,025,000 Class A ordinary shares of €0.07 each and 2,759,360,000 Class B ordinary shares of €0.07 each and 62,280,114 euro deferred shares of €0.07 each. All Class A and Class B ordinary shares, sterling deferred shares and euro deferred shares are fully paid and not subject to calls for additional payments of any kind.

Memorandum and Articles of Association

The following summarises certain provisions of Royal Dutch Shell's Memorandum and Articles of Association and of the applicable laws of England and Wales. This summary is qualified in its entirety by reference to the UK Companies Act of 1985, (as amended) and Royal Dutch Shell's Memorandum and Articles of Association.

Copies of Royal Dutch Shell's Memorandum and Articles of Association have been previously filed with the SEC and are incorporated by reference as exhibits to this Report.

General

Royal Dutch Shell was incorporated in England and Wales on February 5, 2002, as a private company under the Companies Act of England and Wales 1985, as amended. On October 27, 2004, Royal Dutch Shell was re-registered as a public company limited by shares and changed its name from Forthdeal Limited to Royal Dutch Shell. Royal Dutch Shell is registered at Companies House, Cardiff with company number 4366849, and the Chamber of Commerce, The Hague under number 34179503. Royal Dutch Shell's registered office is at Shell Centre, London, SE1 7NA, UK (Tel: +44 (0)20 7934 1234) and Royal Dutch Shell's headquarters are at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands (Tel: +31 (0)70 377 4540). Royal Dutch Shell is resident in the Netherlands for Dutch and UK tax purposes. Royal Dutch Shell's Memorandum of Association provides that its primary objective is to carry on the business of a holding company.

Directors

Under Royal Dutch Shell's Articles of Association:

(1) a director may not vote or be counted in the quorum in respect of any matter in which he is materially interested including any matter related to his own compensation;

(2) the Directors may exercise Royal Dutch Shell's power to borrow money provided that the borrowings of the Shell Group shall not, without the consent of an ordinary resolution of shareholders of Royal Dutch Shell, exceed two times Royal Dutch Shell's adjusted capital and reserves (these powers relating to borrowing may only be varied by special resolution of shareholders);

(3) directors over age 70 must retire at each Annual General Meeting, but are eligible for re-election; and

(4) directors are not required to hold shares of Royal Dutch Shell to be qualified to be a director.

Method of holding shares or an interest in share

There are several ways in which Royal Dutch Shell registered shares or an interest in these shares can be held, including:

(1) directly as registered shares in uncertificated form or in certificated form in a shareholder's own name;

(2) indirectly through Euroclear Nederland (in respect of which the Dutch Securities Giro Act is applicable);

(3) through the Royal Dutch Shell Corporate Nominee; and

(4) as a direct or indirect holder of either an A or a B ADR with the Depositary.

Rights attaching to shares

Dividend rights and rights to share in the company's profit

Under the applicable laws of England and Wales, dividends are payable on Class A ordinary shares and Class B ordinary shares only out of profits available for distribution, as determined in accordance with the Companies Act and under International Financial Reporting Standards.

Subject to the Companies Act, if Royal Dutch Shell's directors consider that Royal Dutch Shell's financial position justifies the declaration of a dividend, Royal Dutch Shell can pay an interim dividend.

Royal Dutch Shell's shareholders can declare dividends by passing an ordinary resolution. Dividends cannot exceed the amount recommended by Royal Dutch Shell's Directors.

It is the intention that dividends will be declared and paid on a quarterly basis. Dividends are payable to persons registered as shareholders on the record date relating to the relevant dividend.

All dividends will be divided and paid in proportions based on the amounts paid upon Royal Dutch Shell's shares during any period for which that dividend is paid.

Any dividend payable in cash relating to a share can be paid by sending a cheque, warrant or similar financial instrument payable to the shareholder entitled to the dividend by post addressed to the shareholder's registered address or it can be made payable to someone else named in a written instruction from the shareholder and sent by post to the address specified in that instruction. A dividend can also be paid by interbank transfer or by other electronic means directly to an account with a bank or other financial institution named in a written instruction from the person entitled to receive the payment. Such bank or other financial institution must be in the UK other than in respect of Royal Dutch Shell's ordinary shares which are held within Euroclear Nederland and to which the Securities Giro Act (Wet giraal effectenverkeer) applies. Alternatively, a dividend can be paid in some other way requested in writing by a shareholder and agreed to by Royal Dutch Shell. Royal Dutch Shell will not be responsible for a payment which is lost or delayed.

Where any dividends or other amounts payable on a share have not been claimed, the directors can invest them or use them in any other way for Royal Dutch Shell's benefit until they are claimed. Royal Dutch Shell will not be a trustee of the money and will not be liable to pay interest on it. If a dividend has not been claimed for 12 years after being declared or becoming due for payment, it will be forfeited and go back to Royal Dutch Shell, unless the Directors decide otherwise.

Royal Dutch Shell expects that dividends on Royal Dutch Shell's outstanding Class B ordinary shares will be paid under the dividend access mechanism described below. Royal Dutch Shell's Articles of Association provide that if any amount is paid by the issuer of the dividend access share by way of dividend on the dividend access share and paid by the dividend access trustee to any holder of Class B ordinary shares, the dividend that Royal Dutch Shell would otherwise pay to such holder of Class B ordinary shares will be reduced by an amount equal to the amount paid to such holder of Class B ordinary shares by the dividend access trustee.

Dividend access mechanism for Class B ordinary shares

General

Class A ordinary shares and Class B ordinary shares have identical rights, except related to the dividend access mechanism, which applies only to the Class B ordinary shares.

Dividends paid on Class A ordinary shares have a Dutch source for tax purposes and are subject to Dutch withholding tax. (See section below "Taxation".)

It is the expectation and the intention, although there can be no certainty, that holders of Class B ordinary shares will receive dividends via the dividend access mechanism. Any dividends paid on the dividend access share will have a UK source for Dutch and UK tax purposes; there will be no UK or Dutch withholding tax on such dividends and certain holders (not including US holders) of Class B ordinary shares or Class B ADRs will be entitled to a UK tax credit in respect of their proportional share of such dividends.

Description of dividend access mechanism

A dividend access share has been issued by Shell Transport to Hill Samuel Offshore Trust Company Limited (Hill Samuel) as dividend access trustee. Pursuant to a declaration of trust, Hill Samuel Limited will hold any dividends paid in respect of the dividend access share on trust for the holders of Class B ordinary shares from time to time and will arrange for prompt disbursement of such dividends to holders of Class B ordinary shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends which are unclaimed after 12 years will revert to Shell Transport. Holders of Class B ordinary shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend access share. The only assets held on trust for the benefit of the holders of Class B ordinary shares will be dividends paid to the dividend access trustee in respect of the dividend access share.

The declaration and payment of dividends on the dividend access share will require board action by Shell Transport and will be subject to any applicable legal or articles limitations in effect from time to time. In no event will the aggregate amount of the dividend paid by Shell Transport under the dividend access mechanism for a particular period exceed the aggregate amount of the dividend declared by the Royal Dutch Shell Board on the Class B ordinary shares in respect of the same period.

Operation of the dividend access mechanism

Following the declaration of a dividend by Royal Dutch Shell on the Class B ordinary shares, Shell Transport may declare a dividend on the dividend access share. Shell Transport will not declare a dividend on the dividend access share before Royal Dutch Shell declares a dividend on the Class B ordinary shares, as Shell Transport will need to know what dividend Royal Dutch Shell has declared on the Class B ordinary shares. This is to ensure that the dividend declared on the dividend access share does not exceed an amount equal to the total dividend declared by Royal Dutch Shell on the Class B ordinary shares.

To the extent that a dividend is declared and paid on the dividend access share by Shell Transport, the holders of the Class B ordinary shares will be beneficially entitled to receive their share of that dividend pursuant to the declaration of trust (and arrangements will be made to ensure that the dividend is paid in the same currency in which they would have received a dividend from Royal Dutch Shell).

If any amount is paid by Shell Transport by way of a dividend on the dividend access share and paid by the dividend access trustee to any holder of Class B ordinary shares, the dividend which Royal Dutch Shell would otherwise pay on the Class B ordinary shares will be reduced by an amount equal to the amount paid to such holders of Class B ordinary shares by the dividend access trustee.

Royal Dutch Shell will have a full and unconditional obligation, in the event that the dividend access trustee does not pay an amount to holders of Class B ordinary shares on a cash dividend payment date (even if that amount has been paid to the dividend access trustee), to pay immediately the dividend declared on the Class B ordinary shares. The right of holders of Class B ordinary shares to receive distributions from the dividend access trustee will be reduced by an amount equal to the amount of any payment actually made by Royal Dutch Shell on account of any dividend on Class B ordinary shares.

The dividend access mechanism may be suspended or terminated at any time by Royal Dutch Shell's directors or the directors of Shell Transport, for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.

The daily operations of the Dividend Access Trust is administered on behalf of the Group by Hill Samuel Offshore Trust Company Limited, an established trustee services company. Material financial information of the Dividend Access Trust is included in the Consolidated Financial Statements of the Group and is therefore, subject to the same disclosure controls and procedures of the Group.

Disputes between a shareholder or ADR holder and Royal Dutch Shell, any subsidiary, Director or professional service provider

Except as noted below, all disputes between (a) a shareholder in its capacity as such and Royal Dutch Shell or any of its subsidiaries (or any of Royal Dutch Shell's or its subsidiaries' Directors or former Directors) arising out of or in connection with Royal Dutch Shell's Articles of Association or otherwise, (b) Royal Dutch Shell or its subsidiaries and any of Royal Dutch Shell's or its subsidiaries' Directors or former Directors (including all claims made by Royal Dutch Shell or any of its subsidiaries on Royal Dutch Shell's behalf or on behalf of any of its subsidiaries against any such Director), (c) a shareholder in its capacity as such and any of Royal Dutch Shell's professional service providers (which could include auditors, legal counsel, bankers and ADR depositaries) that have agreed with Royal Dutch Shell to be bound by the arbitration and exclusive jurisdiction provisions of Royal Dutch Shell's Articles of Association, and (d) Royal Dutch Shell and its professional service providers arising in connection with any such dispute between a shareholder and a professional service provider, shall be exclusively and finally resolved by arbitration in The Hague, the Netherlands under the Rules of Arbitration of the International Chamber of Commerce ("ICC"). This would include all disputes arising under UK, Dutch or US law (including securities laws), or under any other law, between parties covered by the arbitration provision.

The tribunal shall consist of three arbitrators to be appointed in accordance with the rules of the ICC. The chairman must have at least 20 years' experience as a lawyer qualified to practise in a common law jurisdiction which is within the Commonwealth and each other arbitrator must have at least 20 years' experience as a qualified lawyer.

If a court or other competent authority in any jurisdiction determines that the arbitration requirement described above is invalid or unenforceable in any particular dispute in that jurisdiction, that dispute may only be brought in the courts of England and Wales.

The governing law of Royal Dutch Shell's Articles of Association is the substantive law of England.

Disputes relating to Royal Dutch Shell's failure or alleged failure to pay all or part of a dividend which has been declared and which has fallen due for payment will not be the subject of the arbitration and exclusive jurisdiction provisions of Royal Dutch Shell's Articles of Association.

Pursuant to the relevant Depositary agreement, each holder of ADRs is bound by the arbitration and exclusive jurisdiction provisions of the Articles of Association as described in this section as if that holder were a shareholder.

Voting rights and General Meetings of shareholders
Shareholders may submit resolutions in accordance with Section 376 of the Companies Act 1985.

Shareholders meetings
Under the applicable laws of England and Wales, Royal Dutch Shell is required in each year to hold an Annual General Meeting of shareholders in addition to any other meeting of shareholders that may be held. Not more than 15 months may elapse between the date of one Annual General Meeting of shareholders and that of the next.

Royal Dutch Shell's Directors have the power to convene a general meeting of shareholders at any time. In addition, Royal Dutch Shell's Directors must convene a meeting upon the request of shareholders holding not less than 10% of Royal Dutch Shell's paid-up capital carrying voting rights at general meetings of shareholders and 5% voting rights at an Annual General Meeting pursuant to the Companies Act 1985 section 376. A request for a general meeting of shareholders must state the objects of the meeting, and must be signed by the requesting shareholders and deposited at Royal Dutch Shell's registered office. If Royal Dutch Shell's Directors fail to give notice of such meeting to shareholders within 21 days from receipt of notice, the shareholders that requested the general meeting, or any of them representing more than one-half of the total voting rights of all shareholders that requested the meeting, may themselves convene a meeting, but any meeting so convened shall not be held after the expiration of three months. Any such meeting must be convened in the same manner, as readily as possible, as that in which meetings are to be convened by Royal Dutch Shell's Directors.

Royal Dutch Shell is required to provide at least 21 clear days' notice of any Annual General Meeting, any general meeting where a special resolution is to be voted upon, or to pass a resolution of which special notice under the Companies Act of England and Wales 1985, as amended (the Companies Act), has been given. "Special resolutions" generally involve proposals to:

> change the name of a company;

> alter a company's capital structure;

> change or amend the rights of shareholders;

> permit a company to issue new shares for cash without applying shareholders' pre-emptive rights;

> amend a company's objects clause in its Memorandum of Association;

> amend a company's Articles of Association; and

> carry out other matters for which a company's Articles of Association or the Companies Act prescribe that a "special resolution" is required.

At least 14 clear days' notice is required for all other general meetings.

Royal Dutch Shell's Articles of Association require that any notice of general meetings must be in writing and must specify where the meeting is to be held, the date and time of the meeting and the general nature of the business of the meeting. The listing rules ("the Listing Rules") of the UKLA (and the Euronext rules and the rules of the NYSE) require Royal Dutch Shell to inform holders of Royal Dutch Shell's securities of the holding of meetings which they are entitled to attend.

A shareholder is entitled to appoint a proxy (which is not required to be another shareholder) to represent and vote on behalf of the shareholder at any general meeting of shareholders, including the Annual General Meeting.

Business may not be transacted at any general meeting, including the Annual General Meeting, unless a quorum is present. A quorum is two people who are entitled to vote at that general meeting. They can be shareholders who are personally present or proxies for shareholders entitled to vote at that general meeting or a combination of both.

If a quorum is not present within five minutes of the time fixed for a general meeting to start or within any longer period not exceeding one hour (as decided by the Chairman of the meeting), (i) if the meeting was called by shareholders it will be cancelled and (ii) any other meeting will be adjourned to any day (being not less than three nor more than 28 days later), time and place stated in the notice of the meeting. If the notice does not provide for this, the meeting shall be adjourned to a day, time and place decided upon by the Chairman of the meeting. One shareholder present in person or by proxy and entitled to vote will constitute a quorum at any adjourned general meeting.

Record dates
In relation to ordinary shares in uncertificated form, the holders of those shares that are on the register of members on the record date have the right to attend and vote at meetings. In relation to ordinary shares in certificated form, holders of those shares that are on the register of members at the time of a meeting of shareholders are entitled to attend and vote at meetings.

Voting rights
The Class A ordinary shares and Class B ordinary shares have identical voting rights and vote together as a single class on all matters including the election of directors unless a matter affects the rights of one class as a separate class. If a resolution affects the rights attached to either class of shares as a separate class, it must be approved either in writing by shareholders holding at least three-quarters of the issued shares of that class by amount, excluding any shares of that class held as treasury shares, or by an extraordinary resolution passed at a separate meeting of the registered holders of the relevant class of shares.

"Extraordinary resolutions" are confined to matters out of the ordinary course of business, such as a proposal to wind up the affairs of a company.

It is the intention that all voting at Royal Dutch Shell general meetings will take place on a poll. On a poll, every holder of Class A ordinary shares or Class B ordinary shares present in person or by proxy has one vote for every share he holds.

This is subject to any rights or restrictions which are given to any class of shares. No shareholder is entitled to vote if he has been served with a restriction notice after failure to provide Royal Dutch Shell with information concerning interests in his or her shares required to be provided under the Companies Act 1985.

A "poll" is voting by means of a ballot where the number of shares held by each voting shareholder is counted, as opposed to voting by way of a show of hands where the actual number of shares held by voting shareholders is not taken into account.

Under the Companies Act 1985, if a poll is demanded, the resolution conducted on a poll must be approved by holders of at least a majority of the votes cast at the meeting. Both special and extraordinary resolutions require the affirmative vote of at least 75% of the votes cast at the meeting to be approved.

Major shareholders have no differing voting rights.

Rights in a winding up
If Royal Dutch Shell is wound up (whether the liquidation is voluntary, under supervision of the court or by the court), the liquidator can, with the authority of an extraordinary resolution passed by Royal Dutch Shell shareholders and any other sanction required by legislation, divide among the shareholders (excluding any shareholder holding shares as treasury shares) the whole or any part of Royal Dutch Shell's assets. For this purpose, the liquidator can set the value that the liquidator considers fair upon any property and decide how such division is carried out as between shareholders or different groups of shareholders.

Redemption provisions
Ordinary shares are not subject to any redemption provisions.

Sinking fund provisions
Ordinary shares are not subject to any sinking fund provision under Royal Dutch Shell's Memorandum and Articles of Association or as a matter of the laws of England and Wales.

Liability to further calls
No holder of Royal Dutch Shell's ordinary shares will be required to make additional contributions of capital in respect of Royal Dutch Shell's ordinary shares in the future.

Discriminating provisions
There are no provisions discriminating against a shareholder because of his ownership of a particular number of shares.

Variation of rights
Under the Companies Act 1985, Royal Dutch Shell's shareholders have power to amend the objects, or purpose, clause in Royal Dutch Shell's Memorandum of Association and any provision of Royal Dutch Shell's Articles of Association by special resolution, subject to, in the case of amendments to the objects clause of the Memorandum of Association, the right of dissenting shareholders to apply to the courts to cancel the amendments.

Under the Companies Act 1985, Royal Dutch Shell's Board of Directors is not authorised to change the Memorandum of Association or the Articles of Association. Royal Dutch Shell's Articles of Association provide that, if permitted by legislation, the rights attached to any class of Royal Dutch Shell's shares can be changed if this is approved either in writing by shareholders holding at least three-quarters of the issued shares of that class by amount (excluding any shares of that class held as treasury shares) or by an extraordinary resolution passed at a separate meeting of the holders of the relevant class of shares. At every such separate meeting, all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class. These provisions are not more stringent than required by law in England.

Limitations on rights to own shares
There are no limitations imposed by the applicable laws of England and Wales or Royal Dutch Shell's Memorandum or Articles of Association on the rights to own shares, including the right of non-residents or foreign persons to hold or vote Royal Dutch Shell's shares, other than limitations that would generally apply to all of Royal Dutch Shell's shareholders.

Change of control
There are no provisions in the Memorandum or Articles of Association of Royal Dutch Shell or of corporate legislation in England and Wales that would delay, defer or prevent a change of control.

Threshold for disclosure of share ownership
Section 198 of the Companies Act 1985 imposes an obligation upon a person who acquires or ceases to have notifiable interest in the relevant share capital of a public company to notify the company of that fact within two days (excluding weekends and bank holidays) of his knowing of its occurrence. The disclosure threshold is 3%.

Section 212 of the Companies Act 1985 provides a public company with the statutory means to ascertain the persons who are or have within the last three years been interested in its relevant share capital and the nature of such interests.

The Royal Dutch Shell Articles of Association provide that in any statutory notice under section 212, Royal Dutch Shell will ask for details of those who have an interest and the extent of their interest in a particular holding. The Royal Dutch Shell Articles of Association also provide that when a person receives a statutory notice, he has 14 days to comply with it. If he does not do so or if he makes a statement in response to the notice which is false or inadequate in some important way, Royal Dutch Shell may restrict the rights relating to the identified shares, following notice. The restriction notice will state that the identified shares no longer give the shareholder any right to attend or vote either personally or by proxy at a shareholders' meeting or to exercise any right in relation to the shareholders' meetings. Where the identified shares make up 0.25% or more (in amount or in number) of the existing shares of a class at the date of delivery of the restriction notice, the restriction notice can also contain the following further restrictions: (i) the Directors can withhold any dividend or part of a dividend or other money otherwise payable in respect of the identified shares without any liability to pay interest when such money is finally paid to the shareholder; and (ii) the Directors can refuse to register a transfer of any of the identified shares which are certificated shares unless the Directors are satisfied that they have been sold outright to an independent third party. Once a restriction notice has been given, the Directors are free to cancel it or exclude any shares from it at any time they think fit. In addition, they must cancel the restriction notice within seven days of being satisfied that all information requested in the statutory notice has been given. Also, where any of the identified shares are sold and the Directors are satisfied that they were sold outright to an independent third party, they must cancel the restriction notice within seven days of receipt of the notification of the sale. The Royal Dutch Shell Articles of Association do not restrict in any way the provision of section 212 of the Companies Act.

The UK City Code on Takeovers and Mergers imposes rigorous disclosure requirements affecting parties to a proposed takeover, their "associates" and persons acting "in concert" in relation to the shares of a company. These requirements also extend to dealings by persons who directly or indirectly own or control (either before or as a result of the dealing) 1% or more of the equity shares in an offeror or offeree company or of any other class of shares relevant to the offer in question.

The UK Rules Governing Substantial Acquisitions of Shares require accelerated disclosure of acquisitions of shares or rights over shares where a person holds, or as a result of an acquisition, comes to hold shares or rights over shares representing 15% or more of the voting rights of a company whose shares are listed on the London Stock Exchange.

Rule 13d-1 of the US Securities Exchange Act of 1934 requires that a person or group acquiring beneficial ownership of more than 5% of equity securities registered under the US Securities Act discloses such information to the SEC within 10 days after the acquisition.

Capital changes

The conditions imposed by Royal Dutch Shell's Memorandum and Articles of Association for changes in capital are not more stringent than required by the applicable laws of England and Wales.

American Depositary Receipts

One Class A ADR represents two Class A ordinary shares of €0.07 each. One Class B ADR represents two Class B ordinary shares of €0.07 each. The Depositary is the registered shareholder of the shares underlying the A or B ADRs and enjoys the rights of a shareholder under the Memorandum and Articles of Association. Holders of ADRs will not have shareholder rights. The rights of the holder of a Class A ADR or Class B ADR are specified in the respective Depositary agreements with the Depositary and are summarised below.

The Depositary will receive all cash dividends and other cash distributions made on the deposited shares underlying the ADRs and, where possible and on a reasonable basis, will distribute such dividends and distributions to holders of ADRs. Rights to purchase additional shares will also be made available to the Depositary who may make such rights available to holders of ADRs. All other distributions made on Royal Dutch Shell shares will be distributed by the Depositary in any means that the Depositary thinks is equitable and practical. The Depositary may deduct its fees and expenses and the amount of any taxes owed from any payments to holders and it may sell a holder's deposited shares to pay any taxes owed. The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to holders of ADRs.

The Depositary will notify holders of ADRs of shareholders' meetings of Royal Dutch Shell and will arrange to deliver voting materials to such holders of ADRs if requested by Royal Dutch Shell. Upon request by a holder, the Depositary will endeavour to appoint such holder as proxy in respect of such holders' deposited shares entitling such holder to attend and vote at shareholders' meetings. Holders of ADRs may also instruct the Depositary to vote their deposited securities and the Depositary will try, as far as practical and lawful, to vote deposited shares in accordance with such instructions. Royal Dutch Shell cannot ensure that holders will receive voting materials or otherwise learn of an upcoming shareholders' meeting in time to ensure that holders can instruct the Depositary to vote their shares.

Upon payment of appropriate fees, expenses and taxes (a) Royal Dutch Shell shareholders may deposit their shares with the Depositary and receive the corresponding class and amount of ADRs and (b) holders of ADRs may surrender their ADRs to the Depositary and have the corresponding class and amount of Royal Dutch Shell shares credited to their account. Further, subject to certain limitations, holders may, at any time, cancel ADRs and withdraw their underlying shares or have the corresponding class and amount of shares credited to their account. The Depositary may also deliver ADRs prior to deposit of the underlying securities subject to certain conditions, including, without limitation, that such pre-released ADRs are fully collateralised and that the underlying securities are assigned to and held for the account of the Depositary.

Exchange controls and other limitations affecting security holders

There is no legislative or other legal provision currently in force in England or arising under Royal Dutch Shell's Memorandum or Articles of Association restricting remittances to non-resident holders of Royal Dutch Shell's ordinary shares or affecting the import or export of capital for use by Royal Dutch Shell.

The Dutch External Financial Relations Act of 1994 enables the Minister of Finance or the Central Bank of The Netherlands, as the case may be, to issue regulations with regard to a number of financial transactions relating to the import and export of capital. The regulations as issued and applied to date have not restricted the activities and operations of the Group.

There is no legislative or other legal provision currently in force in the Netherlands restricting remittances to non-resident holders of Royal Dutch Shell's ordinary shares.

Taxation

Royal Dutch Shell is incorporated in England and Wales and tax-resident in the Netherlands. As a tax resident of the Netherlands, it is generally required by Dutch law to withhold tax at a rate of 25% on dividends on its ordinary shares and ADRs, subject to the provisions of any applicable tax convention or domestic law. The following sets forth the operation of the provisions on dividends paid on Royal Dutch Shell's various ordinary shares and ADRs to US and UK holders, as well as certain other tax rules pertinent to holders. Each holder should consult their tax advisor.

Dividends paid on the Dividend Access Share

There is no Dutch withholding tax on dividends on Royal Dutch Shell Class B ordinary shares or Class B ADRs provided that such dividends are paid on the Dividend Access Share pursuant to the dividend access mechanism (see above section "dividend access mechanism for Class B ordinary shares"). Dividends paid on the Dividend Access Share are treated as UK-source for tax purposes and there is no UK withholding tax on them. Also, under UK law, individual shareholders resident in the UK are entitled to a UK tax credit with dividends paid on the Dividend Access Share. The amount of the UK tax credit is 10/90ths of the cash dividend and the credit is not repayable when it exceeds the individual's UK tax liability. In 2005 all dividends with respect to Class B ordinary shares and Class B ADRs were paid on the Dividend Access Share pursuant to the dividend access mechanism.

Dutch withholding tax

When Dutch withholding tax applies, a United States holder who is entitled to the benefits of the 1992 Double Taxation Convention between the United States and the Netherlands, as amended by the Protocol signed March 8, 2004 ("the Convention") will be entitled to a reduction in the Dutch withholding tax, either by way of a full or partial exemption at source or by way of a full or partial refund or credit, as follows:

> if the US holder is an exempt pension trust as described in article 35 of the Convention, or an exempt organisation as described in article 36 thereof, the US holder will be exempt from Dutch withholding tax;
> if the US holder is a company that holds directly at least 10% of the voting power in Royal Dutch Shell, the US holder will be subject to Dutch withholding tax at a rate not exceeding 5%; and
> in all other cases the US holder will be subject to Dutch withholding tax at a rate not exceeding 15%.

In general, the entire dividend (including any amount withheld) will be dividend income to the US holder, and the withholding tax will be treated as a foreign income tax that is eligible for credit against the US holder's income tax liability or a deduction subject to certain limitations. A "US holder" includes, but is not limited to, a citizen or resident of the United States, or a corporation or other entity organised under the laws of the United States or any of its political subdivisions.

When Dutch withholding tax applies on dividends paid to UK-resident holders (that is, dividends on Class A ordinary shares or ADRs, or on Class B ordinary shares or Class B ADRs that are not paid on the Dividend Access Share pursuant to the dividend access mechanism), the dividend will typically be subject to withholding tax at a rate of 15% rather than 25% if the UK holder is entitled to the benefits of the main tax convention between the Netherlands and the UK and submits an appropriate claim with the Dutch Revenue. Such UK holder will be entitled to a credit (not repayable) for withholding tax against their UK tax liability.

For shareholders who are resident in any other country, the availability of a whole or partial exemption or refund of Dutch withholding tax is governed by the tax convention, if any, between the Netherlands and the country of the shareholder's residence.

Dutch capital gains taxation

Capital gains on the sale of shares of a Dutch tax-resident company by a US holder are generally not subject to taxation by the Netherlands unless the US shareholder has a permanent establishment therein and the capital gain is derived from the sale of shares that are part of the business property of the permanent establishment.

Dutch succession duty and gift taxes

Shares of a Dutch tax-resident company held by an individual who is not a resident or a deemed resident of the Netherlands will generally not be subject to succession duty in the Netherlands on the individual's death unless the shares are part of the business property of a permanent establishment situated in the Netherlands.

A gift of shares of a Dutch tax-resident company by an individual, who is not a resident or deemed resident of the Netherlands, is generally not subject to Dutch gift tax.

UK stamp duty and Stamp Duty Reserve Tax (SDRT)

Sales or transfers of Royal Dutch Shell ordinary shares within a clearance system (such as Euroclear Nederland) or of Royal Dutch Shell ADRs within the ADR Depositary receipts system will not give rise to a SDRT liability and should not in practice require the payment of UK stamp duty.

The transfer of Royal Dutch Shell ordinary shares to a clearance service (such as Euroclear Nederland) or to an issuer of Depositary receipts (such as ADRs) will generally give rise to a UK stamp duty or SDRT liability at the rate of 1.5% of consideration given, or if none, of the value of the shares. A sale of Royal Dutch Shell ordinary shares that are not held within a clearance service (for example, settled through the UK's CREST system of paperless transfers) will be subject to UK stamp duty or SDRT at the rate of 0.5% of amount of the consideration, normally paid by the purchaser.

Management

Royal Dutch Shell's Articles of Association provide that Royal Dutch Shell's Board of Directors must consist of not less than three members nor more than 20 members at any time. Royal Dutch Shell has a single tier Board of Directors headed by a Non-executive Chairman, with management led by a Chief Executive. Royal Dutch Shell's Board comprises 10 Non-executive Directors (including the Chairman) and five Executive Directors (including the Chief Executive and the Chief Financial Officer).

Royal Dutch Shell's Articles of Association provide that at every Annual General Meeting any Director who was in office at the time of the two previous Annual General Meetings and who did not retire at either of them must retire. Additional provisions in respect of retirement apply to Royal Dutch Shell's 2006 and 2007 Annual General Meetings. At the Annual General Meeting at which a Director retires, shareholders can pass an ordinary resolution to re-elect the Director or to elect another eligible person in his or her place. Five of the 10 Non-executive Directors are expected to be replaced by 2008, namely the Chairman in 2006 and two more in each of 2007 and 2008. The retiring Non-executive Directors will be replaced by candidates with the appropriate experience and qualifications to ensure the continued effectiveness of our Board's supervision of Royal Dutch Shell and Shell Group companies.

A Director who would not otherwise be required to retire must also retire if he is aged 70 or more at the date of the meeting or if he has been in office, other than as a Director holding an executive position, for a continuous period of nine years or more at the date of the meeting. Any such Director will be eligible to stand for re-election.

The business address for all of the Directors is Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands. All of the Directors were appointed in 2004.

Supplementary Information – Control of registrant (unaudited)

Related party transaction

Aarnout Loudon, a member of the Board of Directors, is also the Chairman of the Supervisory Board of ABN AMRO Holding N.V. From time to time ABN AMRO has provided the Shell Group with ordinary banking services, including services relating to cash management, project financing and investment banking. The total amounts paid for these services were neither material to Royal Dutch Shell nor ABN AMRO. Among the services provided in 2005, ABN AMRO issued opinions to Royal Dutch and acted as exchange agent, co-listing agent and loan notes agent in connection with the Unification. ABN AMRO received a total of €10.5 million for these services.

Aarnout Loudon was not involved in the decisions by Royal Dutch Shell or Royal Dutch or ABN AMRO in connection with the services provided by ABN AMRO to Royal Dutch Shell or any of its subsidiaries.

Index to the Parent Company Financial Statements

The Parent Company Financial Statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Parent Company Financial Statements

Statement of Income

			$ million
	Note	Year ended Dec 31, 2005	10 months ended Dec 31, 2004
Administrative expenses		(14)	–
Interest income	5	16	1
Finance costs	5	(60)	–
(Loss)/income before taxation		**(58)**	1
Taxation	7	4	–
(Loss)/income for the period attributable to shareholders of Royal Dutch Shell plc		**(54)**	1

All results are from continuing activities.

The Notes on pages 192 to 200 are an integral part of these Parent Company Financial Statements.

Balance Sheet

	Note	Dec 31, 2005	Dec 31, 2004
			$ million
Assets			
Non-current assets			
Investments in subsidiaries	8	200,612	–
Deferred tax	7	2	–
		200,614	–
Current assets			
Amounts due from subsidiary companies		3,032	–
Other receivables		–	1
Cash and cash equivalents	9	2,108	403
		5,140	404
Total assets		205,754	404
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	11	440	7
		440	7
Total liabilities		440	7
Equity			
Share capital	12	571	366
Other reserves	13	200,420	30
Retained earnings		4,323	1
Equity attributable to shareholders of Royal Dutch Shell plc		205,314	397
Total liabilities and equity		205,754	404

March 8, 2006

Peter Voser
Chief Financial Officer, for and on behalf of the Board of Directors

The Notes on pages 192 to 200 are an integral part of these Parent Company Financial Statements.

Statement of Changes in Equity

$ million

	Note	Share capital	Other reserves	Retained earnings	Total equity
At February 29, 2004		–	–	–	–
Income for the period		–	–	1	1
Cumulative currency translation differences		–	30	–	30
Total recognised income for the period		–	30	1	31
Issue of share capital		366	–	–	366
At December 31, 2004		366	30	1	397
Income for the year		–	–	(54)	(54)
Cumulative currency translation differences		–	(45)	–	(45)
Effect of functional currency change	13	(15)	15	–	–
Total recognised income/(expense) for 2005		(15)	(30)	(54)	(99)
Share-based compensation	13	–	30	–	30
Dividends paid	14	–	–	(3,770)	(3,770)
Issue of share capital	12	233	–	–	233
Acquisition of Shell Transport and Royal Dutch	13	–	213,011	–	213,011
Transfers in respect of pre-acquisition dividends	13	–	(12,634)	12,634	–
Redemption of share capital	12	(1)	1	–	–
Shares repurchased for cancellation	12	(12)	12	(4,488)	(4,488)
At December 31, 2005		571	200,420	4,323	205,314

Analysis of other reserves

$ million

	Capital redemption reserve	Cumulative currency translation differences	Share plan reserve	Other reserve	Other reserves
At February 29, 2004	–	–	–	–	–
Cumulative currency translation differences	–	30	–	–	30
Total recognised income for the period	–	30	–	–	30
At December 31, 2004	–	30	–	–	30
Cumulative currency translation differences	–	(45)	–	–	(45)
Effect of functional currency change	–	15	–	–	15
Total recognised income/(expense) for 2005	–	(30)	–	–	(30)
Share-based compensation	–	–	30	–	30
Acquisition of Shell Transport and Royal Dutch	–	–	–	213,011	213,011
Transfers in respect of pre-acquisition dividends	–	–	–	(12,634)	(12,634)
Redemption of share capital	1	–	–	–	1
Shares repurchased for cancellation	12	–	–	–	12
At December 31, 2005	13	–	30	200,377	200,420

The Notes on pages 192 to 200 are an integral part of these Parent Company Financial Statements.

Statement of Cash Flows

	Note	Year ended Dec 31, 2005	10 months ended Dec 31, 2004
			$ million
Cash flow from operating activities:			
(Loss)/income for the period		(54)	1
Adjustment for:			
Taxation		(4)	–
Currency exchange loss (unrealised)		57	–
Interest income		(16)	(1)
Decrease in net working capital		229	–
Cash flow from operating activities		212	–
Cash flow from investing activities:			
Acquisition of a subsidiary		(2)	–
Interest received		16	1
Dividends received		9,634	–
Cash flow from investing activities		9,648	1
Cash flows from financing activities:			
Proceeds from issue of share capital		–	366
Short-term financing from a Group company		(6)	6
Repurchase of share capital, including expenses		(4,488)	–
Dividends paid	14	(3,770)	–
Cash flow from financing activities		(8,264)	372
Currency translation differences relating to cash and cash equivalents		(100)	30
Increase in cash and cash equivalents		1,496	403
Cash and cash equivalents at beginning of period	9	403	–
Cash and cash equivalents at end of period	9	1,899	403

The Notes on pages 192 to 200 are an integral part of these Parent Company Financial Statements.

Notes to the Parent Company Financial Statements

1 The Company

In 2005, Royal Dutch Shell incorporated in England and Wales became the single 100% parent company of Royal Dutch Petroleum Company ("Royal Dutch") and of Shell Transport and Trading Company Limited (previously known as The "Shell" Transport and Trading Company, p.l.c.) ("Shell Transport") the two former public parent companies of the Group. These transactions include:

> the scheme of arrangement of Shell Transport under the applicable laws of England and Wales ("the Scheme") on July 20, 2005, pursuant to which Royal Dutch Shell acquired all the outstanding capital stock of Shell Transport;

> the exchange offer ("the Exchange Offer", and together with the Scheme, "the Unification Transaction") for all of the ordinary shares of Royal Dutch, commenced on May 19, 2005, which became unconditional (*gestanddoening*) on July 20, 2005, and, including the subsequent offer acceptance period which expired on August 9, 2005, through which Royal Dutch Shell acquired a total of 98.49% of the outstanding capital stock of Royal Dutch; and

> the series of restructuring transactions of the Group ("the Restructuring" and together with the Unification Transaction the "Unification"), which included the contribution of Shell Transport to Royal Dutch and the merger under Dutch law of Royal Dutch with its wholly-owned subsidiary, Shell Petroleum N.V. ("Shell Petroleum"), which became effective on December 21, 2005 ("the Merger"). Pursuant to the terms of the Merger exchange ratio, the remaining public shareholders of Royal Dutch, who collectively held 1.51% of the outstanding shares, received €52.21 per share in cash (or for certain eligible shareholders an equivalent principal amount of loan notes) and Royal Dutch Shell received shares of the surviving company, Shell Petroleum. As a result of the Merger, former holders of Royal Dutch shares received an aggregate of $1.9 billion equivalent in cash and loan notes. The loan notes were exchanged by Royal Dutch Shell for an aggregate of 4,827,974 Class A ordinary shares on January 6, 2006. As a result of the Merger, Royal Dutch and the Royal Dutch shares have ceased to exist and Shell Petroleum, the surviving company in the Merger, became a 100% owned subsidiary of Royal Dutch Shell and Shell Transport a 100% subsidiary of Shell Petroleum.

Pursuant to the terms of the Unification Transaction, holders of ordinary shares of Royal Dutch ("Royal Dutch ordinary shares"), holders of Shell Transport Ordinary Shares ("the Shell Transport Ordinary Shares"), holders of Shell Transport bearer warrants and holders of American Depositary Receipts representing Shell Transport Ordinary Shares ("the Shell Transport ADRs") received, respectively:

> for each Royal Dutch ordinary share held in New York registry form tendered:
1 Royal Dutch Shell Class A American Depositary Receipt[a]

> for each Royal Dutch ordinary share held in bearer or Hague registry form tendered:
2 Royal Dutch Shell Class A ordinary shares

> for each Shell Transport Ordinary Share (including Shell Transport Ordinary Shares to which holders of Shell Transport bearer warrants were entitled):
0.287333066 Royal Dutch Shell Class B ordinary shares

> for each Shell Transport ADR:
0.861999198 Royal Dutch Shell Class B American Depositary Receipts[b]

Royal Dutch Shell Class A ordinary shares ("Class A shares") and Royal Dutch Shell Class B ordinary shares ("Class B shares") have identical rights as set out in the Royal Dutch Shell Articles, except in relation to the dividend access mechanism applicable to the Royal Dutch Shell Class B ordinary shares. The dividend access mechanism is described more fully in Note 12 to the Parent Company Financial Statements.

2 Basis of preparation

The Financial Statements of the Company have been prepared in accordance with applicable laws in England and Wales and with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to Royal Dutch Shell, there are no material differences with IFRS as issued by the International Accounting Standards Board. This represents the Company's first application of IFRS and the accounting policies are set out in Note 3.

IFRS 1 "First-time Adoption of International Financial Reporting Standards" requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS Financial Statements (December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (February 29, 2004) and throughout all periods presented in the first IFRS Financial Statements. The Financial Statements have been prepared in accordance with those IFRS and IFRIC interpretations issued and effective, or issued and early-adopted as at December 31, 2005.

The Financial Statements for 2004 were prepared in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP); accounting policies were set out in Note 1 in those Financial Statements. UK GAAP differs in certain respects from IFRS and comparative information for 2004 has been restated as necessary in accordance with IFRS. Reconciliations and descriptions of the effect of the transition from UK GAAP to IFRS on equity and income are given in Note 4, including a description of the nature of the changes in accounting policies.

In 2004 the Company changed its reporting date from February 28 to December 31 and, therefore, the comparative period disclosed in the Statement of Income, Statement of Changes in Equity and Statement of Cash Flows is for 10 months only.

The policies set out in Note 3 below have been consistently applied to all the periods presented except, as explained in Note 4, for those relating to the classification and measurement of financial instruments to the extent that IFRS differs from UK GAAP. The Company has taken the exemption available under IFRS 1 to only apply IAS 32 and IAS 39 from January 1, 2005 and the impact on transition is described in Note 4.

The Financial Statements have been prepared under the historical cost convention.

The preparation of Financial Statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. Actual results could differ from those estimates.

The financial results of the Company are included in the Consolidated Financial Statements of the Group on pages 105 to 155. The financial results of the Company incorporate the results of the Dividend Access Trust.

The Financial Statements were authorised for issue on March 8, 2006 by the Board of Directors.

a Each Royal Dutch Shell Class A American Depositary Receipt represents 2 Royal Dutch Shell Class A ordinary shares.
b Each Royal Dutch Shell Class B American Depositary Receipt represents 2 Royal Dutch Shell Class B ordinary shares.

3 Accounting policies

Accounting policies follow those of the Shell Group as set out in Note 3 to the Consolidated Financial Statements on pages 110 to 113. The following are the principal accounting policies of Royal Dutch Shell.

Currency translation

Income and expense items denominated in currencies other than the functional currency are translated into the functional currency at the rate ruling on their transaction date. Monetary assets and liabilities recorded in currencies other than the functional currency have been expressed in the functional currency at the rates of exchange ruling at the respective balance sheet dates. Differences on translation are included in the statement of income.

Share capital issued in currencies other than in the functional currency is translated into the functional currency at the exchange rate as at the date of issue.

Presentation currency

The Company's presentation currency for the 10 months ended December 31, 2004 was dollars and the functional currency was euro.

Assets and liabilities were translated from the functional currency into dollars using the closing rate at the 2004 balance sheet date. Income, expenses and cash flows recognised in the period were translated at an average dollar exchange rate for the period. Resulting exchange differences were reflected as currency translation adjustments in the statement of changes in equity and included in cumulative currency translation differences.

Share capital was recorded at the historical rate on the date of issue and was not re-translated at each subsequent balance sheet date.

The applicable exchange rates for 2005 and the comparative period was:

	Euro		Pound sterling	
	Average	Period End	Average	Period End
10 months ended December 31, 2004	0.8077	0.7333	0.5469	0.5186
Year ended December 31, 2005	0.8044	0.8437	0.5501	0.5790

Change in functional currency

Following Royal Dutch Shell becoming the parent company of Royal Dutch and Shell Transport on July 20, 2005 and through Royal Dutch and Shell Transport, of the rest of the Shell Group, the Directors have concluded that the most appropriate functional currency of the Company is dollars. This reflects the fact that the majority of the Shell Group's business is influenced by pricing in international commodity markets, with a dollar economic environment. The previous functional currency of the Company was the euro.

On the date of the change of functional currency all assets, liabilities, issued capital and other components of equity and income statement items were translated into dollars at the exchange rate on that date. As a result the cumulative currency translation differences which had arisen up to the date of the change of functional currency were reallocated to other components within equity (refer to Note 13).

As a result of the change in functional currency the Company's functional and presentation currency are now the same.

Taxation

The Company is tax resident in the Netherlands.

For the assessment of Netherlands income tax, the Company and its subsidiary Shell International Finance B.V. form a fiscal unit for which assets and liabilities are recorded in the Company's balance sheet. The Company is the parent of the fiscal unit for Netherlands income tax.

The Company records a tax charge or credit in the Statement of Income calculated at the tax rate prevailing in the Netherlands.

Investments

Investments in subsidiaries are stated at cost, net of pre-acquisition dividends receivable (refer to Note 13).

The cost of the Company's investment in Royal Dutch is based on the fair value of the Royal Dutch shares, transferred to Royal Dutch Shell by the former shareholders of Royal Dutch in exchange for Class A shares in Royal Dutch Shell during the public exchange offer (the Royal Dutch Offer). For shares of Royal Dutch tendered in the acceptance period, the fair value is calculated based on the closing price of Royal Dutch's shares on July 19, 2005. For shares of Royal Dutch tendered in the subsequent acceptance period, the fair value is calculated based on the quoted bid price of Royal Dutch Shell's Class A shares on the specified date.

The cost of the Company's investment in Shell Transport is the fair value of the Shell Transport shares held by the former shareholders of Shell Transport, which were transferred in consideration for the issuance of Class B shares as part of the Scheme of Arrangement (the Scheme). The fair value is calculated based on the closing price of Shell Transport's shares on July 19, 2005.

As a result of the Restructuring (see Note 1), the Company's investments in Royal Dutch and Shell Transport now represents an investment in Shell Petroleum. The Restructuring had no impact on the cost of investments in subsidiaries.

Share-based compensation plans

The fair value of share-based compensation granted to employees of the Group under the Company's schemes is to be charged to the relevant employing Group Company from the date of grant with a corresponding increase shown in equity. The fair value of the Shell Group's share-based compensation for performance shares was estimated using a Monte Carlo pricing model.

4 Reconciliation from previous GAAP to IFRS

Royal Dutch Shell prepared its previously published financial statements for the 10 months ended December 31, 2004 in accordance with UK GAAP. The analysis below provides a reconciliation of total equity, net income and cash flows as reported under UK GAAP as at and for the period ended December 31, 2004 to the total equity, net income and cash flows under IFRS as at and for the period ended December 31, 2004 and as reported in these Financial Statements.

A reconciliation of total equity under UK GAAP to IFRS at February 29, 2004, the transition date is also provided.

(a) Reconciliation of equity

There was no difference between total equity measured under UK GAAP and IFRS at February 29, 2004, the transition date.

There was no difference between total equity measured under UK GAAP and IFRS at December 31, 2004. However, there are certain reclassifications of items within the balance sheet as a result of adopting IFRS:

> Under UK GAAP short-term deposits with a related party in an amount of $391 million were classified as investments within current assets, under IFRS these have been classified as cash and cash equivalents.

> UK GAAP includes a concept of allocating shareholders' funds (total equity) between equity and non-equity interests. As a result of this the euro

deferred shares of the Company were classified as non-equity within Shareholders' funds under UK GAAP. Under IFRS no such concept exists and the euro deferred shares are classified along with the other classes of shares as part of total equity.

(b) Reconciliation of Statement of Income
There was no difference between income for the period attributable to shareholders of Royal Dutch Shell measured under UK GAAP and IFRS for the 10 months ended December 31, 2004.

(c) Reconciliation of Cash Flows
Cash and cash equivalents includes short-term deposits of $361 million under IFRS, whereas under UK GAAP the same has been included in the management of liquid resources category. There are no other material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under UK GAAP for the 10 months ended December 31, 2004.

(d) Effect of adopting IAS 32 and IAS 39
The Company took the exemption not to restate its comparative information for IAS 32 and IAS 39. It therefore adopted IAS 32 and IAS 39 on January 1, 2005, which had no impact at that date.

5 Interest income and finance costs

		$ million
	Year ended Dec 31, 2005	10 months ended Dec 31, 2004
Interest income	16	1
Currency exchange losses	(60)	–
	(44)	1

6 Key management compensation
An amount of $2,517,958 in 2005 (2004: $Nil) in respect of short-term employee benefits to key management personnel and their aggregate emoluments for qualifying services to the Company was borne by the Company and included in the Statement of Income.

7 Taxation
(a) Taxation credit for the period

		$ million
	Year ended Dec 31, 2005	10 months ended Dec 31, 2004
Deferred tax credit	4	–

Reconciliation of the expected tax charge to the actual tax charge is as follows:

		$ million
	Year ended Dec 31, 2005	10 months ended Dec 31, 2004
(Loss)/Income before taxation	(58)	1
Expected tax charge at statutory rate of 29.1% (2004: 29% and 34.5%)	17	–
Expenses not deductible for tax purposes	(13)	–
Taxation credit	4	–

The reduction in statutory tax rate results from changes to tax legislation.

(b) Deferred taxation

	$ million
At February 29, 2004 and December 31, 2004	–
Credited to income	2
At December 31, 2005	2

The Company has tax losses carried forward amounting to $2 million (2004: $Nil), which can be carried forward indefinitely.

A deferred tax asset has been recognised in respect of all tax losses as it is probable that these assets will be recovered.

8 Investments in subsidiaries

		$ million
	2005	2004
At January 1/February 29	–	–
Additions in the year	213,246	–
Adjustment for pre-acquisition dividends receivable	(12,634)	–
At December 31	200,612	–

9 Cash and cash equivalents

		$ million
	2005	2004
Bank balances	–	12
Call deposits with a Group company	2,108	391
Cash and cash equivalents	2,108	403
Overdraft with a Group company	(209)	–
Cash and cash equivalents in the statement of cash flows	1,899	403

10 Financial instruments and other derivative contracts
Financial instruments in the Company's Balance Sheet comprise cash and cash equivalents, amounts due from subsidiary companies, other receivables and accounts payable and accrued liabilities.

Foreign exchange derivatives (forward exchange contracts) are used by the Company to manage foreign exchange risk.

The Company held no such contracts at December 31, 2005 (2004: Nil).

The fair value of financial instruments at December 31, 2005 and 2004 approximates carrying value.

11 Accounts payable and accrued liabilities

		$ million
	2005	2004
Amounts owed to Group companies	214	6
Withholding tax payable	224	–
Accruals	2	1
	440	7

12 Share capital

Authorised

	Nominal value original currency 2005	Nominal value original currency 2004
		millions
4,077,359,886 (December 31, 2004: Nil) Class A shares of €0.07 each	285	–
2,759,360,000 (December 31, 2004: Nil) Class B shares of €0.07 each	193	–
3,101,000,000 (December 31, 2004: Nil) unclassified shares of €0.07 each	217	–
62,280,114 (December 31, 2004: 4,500,000,000) euro deferred shares of €0.07 each	4	315
50,000 (December 31, 2004: 30,000) Sterling deferred shares of £1 each	–	–
Nil (December 31, 2004: 20,000) Ordinary shares of £1 each	–	–

Issued and fully paid

Number of shares

	Class A shares of €0.07 each	Class B shares of €0.07 each	Euro deferred shares of €0.07 each	Sterling deferred shares of £1 each	Ordinary shares of £1 each
At January 1, 2005	–	–	4,148,800,000	30,000	20,000
Redemption of share capital	–	–	(9,760,000)	–	–
Allotted on acquisition of Shell Transport	–	2,759,360,000	–	–	–
Transferred in respect of acquisition of Royal Dutch	4,076,759,886	–	(4,076,759,886)	–	–
Reclassification of shares	–	–	–	20,000	(20,000)
Shares repurchased for cancellation	(141,134,886)	–	–	–	–
At December 31, 2005	3,935,625,000	2,759,360,000	62,280,114	50,000	–

$ million

	Class A shares of €0.07 each	Class B shares of €0.07 each	Euro deferred shares of €0.07 each	Sterling deferred shares of £1 each	Ordinary shares of £1 each	Total
At January 1, 2005	–	–	366	–	–	366
Redemption of share capital	–	–	(1)	–	–	(1)
Effect of functional currency change	–	–	(15)	–	–	(15)
Allotted on acquisition of Shell Transport	–	233	–	–	–	233
Transferred in respect of acquisition of Royal Dutch	345	–	(345)	–	–	–
Reclassification	–	–	–	–	–	–
Shares repurchased for cancellation	(12)	–	–	–	–	(12)
At December 31, 2005	333	233	5	–	–	571

On April 27, 2005, the Directors resolved to redeem, with immediate effect, 9,760,000 euro deferred shares for €0.01 in total, in accordance with the rights attaching to those shares.

On May 12, 2005, the authorised share capital of the Company was increased to £50,000 and €700,000,000 by the creation of 600,000 Class A shares of €0.07 each, 2,759,360,000 Class B shares of €0.07 each and 2,740,040,000 unclassified shares of €0.07 each (to be classified as Class A shares or Class B shares upon allotment at the discretion of the directors) and an ordinary resolution was passed authorising the Directors to allot relevant securities (as defined in Section 80 of the Companies Act 1985) up to an aggregate nominal amount of €193,155,200 in connection with the Scheme. In addition, 360,960,000 unissued euro deferred shares were re-classified as unclassified shares (to be classified as Class A shares or Class B shares upon allotment at the discretion of the Royal Dutch Shell Directors).

On May 13, 2005, the Directors resolved to allot, conditional upon the Scheme becoming effective, Class B shares up to an aggregate nominal value of €193,155,200 to Relevant Holders (as that term is defined in the Scheme) in accordance with the terms of the Scheme.

Also on May 13, 2005:

> a special resolution was passed conditional on the Royal Dutch Offer being declared unconditional in all respects:

> re-classifying as Class A shares, immediately upon the Royal Dutch Offer being declared unconditional in all respects, such number of issued euro deferred shares as is equal to the number of Royal Dutch shares validly tendered in the Royal Dutch Offer acceptance period multiplied by two;

> re-classifying as Class A shares, on each occasion that Royal Dutch shares are validly tendered to the Royal Dutch Offer in the subsequent acceptance period, such number of issued euro deferred shares as is equal to the number of Royal Dutch shares validly tendered in any subsequent acceptance period multiplied by two; and

> re-classifying as Class A shares, on each occasion that Royal Dutch shares are offered to Royal Dutch Shell for exchange into Class A shares after the later of the expiry of the Royal Dutch Offer acceptance period and the expiry of the subsequent acceptance period but at the absolute discretion of the Royal Dutch Shell Directors (and subject to applicable law), such number of issued euro deferred shares as is equal to that number of Royal Dutch shares so offered multiplied by two; and

> a special resolution was passed, conditional on the Royal Dutch Offer being declared unconditional in all respects and the Scheme becoming effective, re-classifying the Sterling ordinary shares of Royal Dutch Shell as sterling deferred shares.

On July 20, 2005 all conditions of the Royal Dutch Offer and the Scheme of Shell Transport were satisfied and the following occurred:

> 2,759,360,000 Class B shares were allotted, called-up and fully paid up at par, in exchange for shares in Shell Transport;

> 2,562,949,336 euro deferred shares were re-classified as Class A shares in respect of Royal Dutch shares validly tendered in the Royal Dutch Offer; and

> 20,000 sterling ordinary shares were re-classified as sterling deferred shares.

From July 21, 2005 1,513,810,550 euro deferred shares were re-classified as Class A shares in respect of Royal Dutch shares validly tendered in the Royal Dutch Offer and subsequent acceptance period.

In the period August 10 to December 19, 2005 141,134,886 Class A shares were repurchased under the Company's share buyback programme and cancelled.

The Class B shares rank *pari passu* in all respects with the Class A shares except for the dividend access mechanism described below. Royal Dutch Shell and Shell Transport can procure the termination of the dividend access mechanism at any time. Upon such termination, the Class B shares will form one class with the Class A shares ranking *pari passu* in all respects and the Class A shares and Class B shares will be known as ordinary shares without further distinction.

The sterling deferred shares are redeemable only at the option of the Company at £1 for all the sterling deferred shares redeemed at any one time and carry no voting rights. There are no further rights to participate in profits or assets, including the right to receive dividends. Upon winding up or liquidation, the shares carry a right to repayment of paid up nominal value, ranking ahead of the ordinary shares and Class A and Class B shares, but behind the euro deferred shares.

The euro deferred shares are redeemable only at the option of the Company at a price not exceeding €0.01 for all the euro deferred shares redeemed at any one time and carry no voting rights. The shares carry a right to receive a non-cumulative preference dividend of 1% of nominal value out of the profits of the Company available for distribution in each financial year, subject to a resolution under the Articles approving the distribution. No such resolution has been passed to date. Upon winding up or liquidation, the shares carry a preferred right to repayment of paid up nominal value.

For information on the number of shares in the Company held by Shell Group Employee Share Ownership Trusts and in connection with share-based compensation plans, refer to Note 29 of the Consolidated Financial Statements on pages 137 to 140.

Dividend access mechanism for Class B ordinary shares

General

Dividends paid on Class A shares have a Dutch source for tax purposes and are subject to Dutch withholding tax.

It is the expectation and the intention, although there can be no certainty, that holders of Class B shares will receive dividends via the dividend access mechanism. Any dividends paid on the dividend access share will have a UK source for Dutch and UK tax purposes; there will be no UK or Dutch withholding tax on such dividends and certain holders (not including US holders) of Class B shares or Class B ADRs will be entitled to a UK tax credit in respect of their proportional share of such dividends.

Description of dividend access mechanism

A dividend access share has been issued by Shell Transport to Hill Samuel Offshore Trust Company Limited (Hill Samuel) as dividend access trustee. Pursuant to a declaration of trust, Hill Samuel will hold any dividends paid in respect of the dividend access share on trust for the holders of Class B shares from time to time and will arrange for prompt disbursement of such dividends to holders of Class B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends which are unclaimed after 12 years will revert to Shell Transport. Holders of Class B shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend access share. The only assets held on trust for the benefit of the holders of Class B shares will be dividends paid to the dividend access trustee in respect of the dividend access share.

The declaration and payment of dividends on the dividend access share will require board action by Shell Transport and will be subject to any applicable legal or articles limitations in effect from time to time. In no event will the aggregate amount of the dividend paid by Shell Transport under the dividend access mechanism for a particular period exceed the aggregate amount of the dividend declared by the Royal Dutch Shell Board on the Class B shares in respect of the same period.

Operation of the dividend access mechanism

Following the declaration of a dividend by Royal Dutch Shell on the Class B shares, Shell Transport may declare a dividend on the dividend access share. Shell Transport will not declare a dividend on the dividend access share before Royal Dutch Shell declares a dividend on the Class B shares, as Shell Transport will need to know what dividend Royal Dutch Shell has declared on the Class B shares. This is to ensure that the dividend declared on the dividend access share does not exceed an amount equal to the total dividend declared by Royal Dutch Shell on the Class B shares.

To the extent that a dividend is declared by Shell Transport on the dividend access share and paid to the dividend access trustee, the holders of the Class B shares will be beneficially entitled to receive their share of that dividend pursuant to the declaration of trust (and arrangements will be made to ensure that the dividend is paid in the same currency in which they would have received a dividend from Royal Dutch Shell).

If any amount is paid by Shell Transport by way of a dividend on the dividend access share and paid by the dividend access trustee to any holder of Class B shares, the dividend which Royal Dutch Shell would otherwise pay on the Class B shares will be reduced by an amount equal to the amount paid to such holders of Class B shares by the dividend access trustee.

Royal Dutch Shell will have a full and unconditional obligation, in the event that the dividend access trustee does not pay an amount to holders of Class B shares on a cash dividend payment date (even if that amount has been paid to the dividend access trustee), to pay immediately the dividend declared on the Class B shares. The right of holders of Class B shares to receive distributions from the dividend access trustee will be reduced by an amount equal to the amount of any payment actually made by Royal Dutch Shell on account of any dividend on Class B shares.

The dividend access mechanism may be suspended or terminated at any time by Royal Dutch Shell's directors or the directors of Shell Transport, for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.

13 Other reserves

Other reserves comprise a capital redemption reserve, cumulative currency translation differences, share plan reserve and a reserve arising from the Unification Transaction.

Capital redemption reserve

As required by the Companies Act 1985, the equivalent of the nominal value of shares cancelled is transferred to a capital redemption reserve.

Cumulative currency translation differences

Cumulative currency translation differences represents the currency differences which arose as a result of translating the financial statements from the Company's previous functional currency of euro to the reporting currency of dollars.

The impact of the change in functional currency was the reallocation at that date of the cumulative currency translation differences of $15 million to issued capital.

Share plan reserve

Share plan reserve represents an amount of $30 million (2004: $Nil) in respect of the fair value of share-based compensation granted to employees under the Company's schemes which is to be charged to the relevant employing Group Company with a corresponding increase shown in equity.

Other reserve

The other reserve was created as a result of the Unification Transaction and represents the difference between the cost of the investment in Shell Transport and Royal Dutch and the nominal value of shares issued in exchange for those investments as required by section 131 of the Companies Act 1985.

An amount of $12,634 million was transferred from other reserve to retained earnings in respect of dividends receivable from subsidiaries. IFRS requires dividends received from subsidiaries, which were paid out of their profits earned prior to it becoming a subsidiary of an entity ("pre-acquisition dividends") to be treated as a reduction of the cost of the investment as opposed to income. However, the receipt of the dividend results in the realisation of the unrealised profit recorded in other reserve from the acquisition of the investment in Royal Dutch and Shell Transport (prior to the Restructuring), and therefore, the amount of the dividend has been transferred from other reserve to retained earnings.

14 Dividends

		$ million
	2005	2004
Interim paid on Sept 15: €0.23 per Class A share (2004: Nil)	1,108	–
Interim paid on Sept 15: €0.23 per Class B share (2004: Nil)	794	–
Interim paid on Dec 15: €0.23 per Class A share (2004: Nil)	1,104	–
Interim paid on Dec 15: €0.23 per Class B share (2004: Nil)	764	–
	3,770	–

In addition, the Directors are proposing an interim dividend in respect of the financial year ended December 31, 2005 of €0.23 per share which will absorb an estimated $1,836 million of shareholders' funds. The interim dividend will be paid on March 15, 2006 to those members whose names are on the Register on February 10, 2006.

15 Significant non-cash transactions

Significant non-cash transactions primarily relate to the exchange of shares when the Company became the parent of Shell Transport and Royal Dutch as part of the Unification Transaction detailed in Note 1.

16 Auditors' remuneration

		$ thousands
	2005[b]	2004
Audit fees	173	91
Audit-related fees	21	–
Fees for all other non-audit services[a]	–	201
	194	292

a Fees for work to re-register the Company as a public limited company.
b Included in auditors' remuneration are fees paid to KPMG for audit services. Up until November 7, the effective date for their resignation as auditors, fees paid to KPMG in 2005 were $Nil for audit fees, and $Nil for audit-related fees.

17 Related party transactions

The Company deposited cash balances with Shell Treasury Centre Limited, a Group company. The Company earned interest on these balances of $16 million in the year ended December 31, 2005 (10 month period ended December 31, 2004: $1 million).

At December 31, 2005 the balance deposited (net of overdraft of $209 million due to a Group company) with Shell Treasury Centre Limited was $1,899 million (consisting of sterling, euro and dollar). These balances are shown within cash and cash equivalents and accounts payable and accrued liabilities respectively.

Interest on the euro balance is calculated at Euribor less 0.0625%, on the sterling deposit at LIBOR less 0.125% and on the dollar balance at US LIBOR less 0.125%.

The Company is recharged certain administrative expenses from Group companies, which amounted to $4 million in 2005 (10 month period ended December 31, 2004: $Nil). The Company recharged certain administrative expenses to Group companies, which amounted to $1 million in 2005 (10 month period ended December 31, 2004: $Nil). Invoices from third party suppliers were paid by Shell International B.V., a Group company on behalf of the Company in an amount of $2 million (2004: $Nil). At December 31, 2005 a balance of $5 million (2004: $Nil) was owed to Group companies in respect of these transactions.

The Company enters into forward foreign exchange contracts or spot foreign exchange contracts with Treasury companies within the Shell Group. At December 31, 2005, there were no open contracts with Treasury companies in respect of foreign exchange contracts.

Dividends of $12,634 million in 2005 (2004: $Nil) were receivable from Group companies. At December 31, 2005 an amount of $3,000 million was outstanding (2004: $Nil).

The Company has guaranteed listed debt issued by Group companies amounting to $6,953 million (2004: $Nil).

At December 31, 2005 an amount of $30 million (2004: $Nil) was receivable from Group companies in respect of the fair value of share-based compensation granted to employees under the Company's schemes.

18 Contingent liabilities and legal proceedings

Please refer to Note 33 of the Consolidated Financial Statements.

19 Subsequent events

Since December 31, 2005 additional purchases of shares have been made under the Company's buyback programme. At March 1, 2006 a further 26,427,974 Class A shares (representing 0.4% of Royal Dutch Shell's issued ordinary share capital at December 31, 2005) had been purchased for cancellation at a total cost of $853 million including expenses, at an average price of €26.68 and 1,828.07 pence per Class A share.

On January 6, 2006 the Company issued 4,827,974 Class A shares in exchange for the loan notes issued to the remaining public shareholders of Royal Dutch on December 21, 2005 as part of the Restructuring (refer to Note 1).

On March 8, 2006, 62,280,114 euro deferred shares were redeemed for €0.01, in total, in accordance with the rights attached to those shares.

20 Associated companies and jointly controlled entities

The Company has no direct interest in associated companies and jointly controlled entities. The Group's major investments in associated companies and jointly controlled entities at December 31, 2005 and the Group percentage of share capital (to the nearest whole number) are set out below. A complete list of investments in subsidiary and associated companies and jointly controlled entities will be attached to the Company's annual return made to the Registrar of Companies.

Segment Name	Description	Country of incorporation	Group interest
Exploration & Production			
Aera	Jointly controlled entity	USA	52%
Brunei Shell	Jointly controlled entity	Brunei	50%
NAM	Jointly controlled entity	The Netherlands	50%
Woodside	Associated company	Australia	34%
Gas & Power			
Nigeria LNG	Associated company	Nigeria	26%
Oman LNG	Associated company	Oman	30%
Oil Products			
Motiva	Jointly controlled entity	USA	50%
Deer Park	Jointly controlled entity	USA	50%
Saudi Arabia Refinery	Associated company	Saudi Arabia	50%
Showa Shell	Associated company	Japan	35%
Chemicals			
CNOOC and Shell Petrochemicals (Nanhai)	Jointly controlled entity	China	50%
Infineum	Jointly controlled entity	The Netherlands	50%
Saudi Petrochemical	Jointly controlled entity	Saudi Arabia	50%

All shareholdings in the above entities are in ordinary shares or the equivalent.

Although the Group has a 52% investment in Aera the governing agreements and constitutive documents for this entity do not allow the Group to control this entity as voting control is either split 50:50 between the shareholders or requires unanimous approval of the shareholders or their representatives.

21 Subsidiaries

Subsidiary undertakings

The significant subsidiary undertakings of the Company at December 31, 2005 and the Group percentage of share capital (to the nearest whole number) are set out below. All of these subsidiaries have been included in the Consolidated Financial Statements of the Group on pages 105 to 155. Those held directly by the Company are marked with an asterisk(*). A complete list of investments in subsidiary and associated companies and jointly controlled entities will be attached to the Company's annual return made to the Registrar of Companies.

Subsidiary undertaking	%	Country of incorporation	Principal activities	Class of shares held
Shell Compania Argentina de Petroleo S.A.	100	Argentina	Exploration & Production	Nominative
Shell Energy Holdings Australia Limited	100	Australia	Exploration & Production	Ordinary, Redeemable Preference
Shell Australia Natural Gas Shipping Limited	100	Bermuda	Exploration & Production	Ordinary
Shell Oman Trading Limited	100	Bermuda	Exploration & Production	Common
Tacoma Company Limited	100	Bermuda	Exploration & Production	Ordinary
Shell Brasil Ltda	100	Brazil	Exploration & Production	Quotas
Shell Canada Limited	78	Canada	Exploration & Production, Oil Products	Common, Preference
Shell Olie-OG Gasundvindning Danmark Pipelines ApS	100	Denmark	Exploration & Production	Ordinary
Shell Gabon	75	Gabon	Exploration & Production	Ordinary
Shell Italia E&P S.p.A.	100	Italy	Exploration & Production	Ordinary
Shell Abu Dhabi B.V.	100	The Netherlands	Exploration & Production	Common
Shell Egypt N.V.	100	The Netherlands	Exploration & Production	Ordinary
Shell International Exploration and Production B.V.	100	The Netherlands	Exploration & Production	Ordinary
Shell Philippines Exploration B.V.	100	The Netherlands	Exploration & Production	Non-Redeemable
Syria Shell Petroleum Development B.V.	100	The Netherlands	Exploration & Production	Non-Redeemable, Redeemable
Shell Nigeria Exploration and Production Company Limited	100	Nigeria	Exploration & Production	Ordinary
Shell Nigeria Exploration Properties Alpha Limited	100	Nigeria	Exploration & Production	Ordinary
Shell Nigeria Exploration Properties Beta Limited	100	Nigeria	Exploration & Production	Ordinary
Shell Nigeria Offshore Prospecting Limited	100	Nigeria	Exploration & Production	Ordinary
Shell Nigeria Ultra Deep Limited	100	Nigeria	Exploration & Production	Ordinary
Shell Nigeria Upstream Ventures	100	Nigeria	Exploration & Production	Ordinary
The Shell Petroleum Development Company of Nigeria Limited	100	Nigeria	Exploration & Production	Ordinary
A/S Norske Shell	100	Norway	Exploration & Production	Ordinary
Enterprise Oil Norge AS	100	Norway	Exploration & Production	Ordinary
Private Oil Holdings Oman Limited	85	UK	Exploration & Production	Ordinary
Pecten Cameroon Company LLC	80	USA	Exploration & Production	Ordinary
Pecten Victoria Company	100	USA	Exploration & Production	Common
Shell Exploration & Production Company	100	USA	Exploration & Production	Ordinary
Shell International Pipelines Inc	100	USA	Exploration & Production	Ordinary
Shell Offshore Company	100	USA	Exploration & Production	Ordinary, Preferred A
Shell Oil Company	100	USA	Exploration & Production	Common
Shell Rocky Mountain Production LLC	100	USA	Exploration & Production	Equity
SWEPI LP	100	USA	Exploration & Production	Equity
Shell Venezuela S.A.	100	Venezuela	Exploration & Production	Ordinary
Shell U.K. Limited	100	UK	Exploration & Production, Chemicals, Oil Products	Ordinary
Shell Development (Australia) PTY Limited	100	Australia	Exploration & Production, Oil Products	Ordinary
Shell Western LNG Limited	100	Barbados	Gas & Power	Ordinary
Qatar Shell GTL Limited	100	Bermuda	Gas & Power	Ordinary
Coral Energy Canada Inc	100	Canada	Gas & Power	Preference, Common
Shell Energy Deutschland GmbH	100	Germany	Gas & Power	Equity
Hazira Gas Private Limited	74	India	Gas & Power	Equity
Hazira LNG Private Limited	74	India	Gas & Power	Equity
Hazira Port Private Limited	74	India	Gas & Power	Equity
Shell MDS Sendirian Berhad	72	Malaysia	Gas & Power	Ordinary, Redeemable Preference
Shell Energy Europe B.V.	100	The Netherlands	Gas & Power	Ordinary

Subsidiary undertaking	%	Country of incorporation	Principal activities	Class of shares held
Shell Nigeria Gas Ltd (Sng)	100	Nigeria	Gas & Power	Ordinary
Coral Energy Holding, LP	100	USA	Gas & Power	Partnership Capital
Coral Energy Resources, LP	100	USA	Gas & Power	Partnership Capital
Coral Power LLC	100	USA	Gas & Power	Equity
Sakhalin Energy Investment Company Limited	55	Bermuda	Gas & Power, Exploration & Production	Ordinary, Phase I Preference, General Preference
Shell Direct GmbH	100	Germany	Oil Products	Ordinary
Shell Nederland Raffinaderij B.V.	100	The Netherlands	Oil Products	Ordinary
Shell South Africa Marketing (PTY) Limited	75	South Africa	Oil Products	Ordinary
Shell Energy Trading Limited	100	UK	Oil Products	Ordinary
Shell Trading International Limited	100	UK	Oil Products	Ordinary
Shell Trading (US) Company	100	USA	Oil Products	Common
Equilon Enterprises LLC	100	USA	Oil Products	Equity
Jiffy Lube International of Maryland Inc	100	USA	Oil Products	Common
Jiffy Lube International Inc	100	USA	Oil Products	Common
Pecten Trading Company	100	USA	Oil Products	Ordinary
Pennzoil-Quaker State Company	100	USA	Oil Products	Ordinary
Shell Oil Products Company LLC	100	USA	Oil Products	Ordinary
Shell Pipeline Company LP	100	USA	Oil Products	Equity
Shell RSC Company	100	USA	Oil Products	Common
SOPC Holdings East LLC	100	USA	Oil Products	Equity
SOPC Holdings West LLC	100	USA	Oil Products	Common
TMR Company	100	USA	Oil Products	Ordinary
Shell Eastern Petroleum (PTE) Limited	100	Singapore	Oil Products, Gas & Power, Chemicals	Ordinary, Redeemable Preference
CRI Catalyst Co Belgium N.V.	100	Belgium	Chemicals	Ordinary
Shell Trading (M.E.) Private Limited	100	Bermuda	Chemicals	Ordinary
Shell Chemicals Americas Inc	100	Canada	Chemicals	Common
Shell Chemicals Canada Limited	100	Canada	Chemicals	Common, Preferred A
Shell Petrochimie Mediterranee S.A.S.	100	France	Chemicals	Ordinary
Shell Deutschland Oil GmbH	100	Germany	Chemicals	Ordinary
Shell Chemicals Europe B.V.	100	The Netherlands	Chemicals	Ordinary
Shell Nederland Chemie B.V.	100	The Netherlands	Chemicals	Ordinary, Redeemable
Shell Chemical Yabucoa Inc	100	Puerto Rico	Chemicals	Ordinary
Ethylene Glycols (Singapore) Private Limited	70	Singapore	Chemicals	Ordinary
Seraya Chemicals Singapore PTE Limited	100	Singapore	Chemicals	Ordinary
Shell Chemical LP	100	USA	Chemicals	Ordinary
Shell Petroleum N.V.*	100	The Netherlands	Holding Company	Ordinary
The Shell Petroleum Company Limited	100	UK	Holding Company	Ordinary
The Shell Transport and Trading Company Limited	100	UK	Holding Company	Ordinary
Solen Insurance Limited	100	Bermuda	Insurance	Ordinary
Shell Treasury Luxembourg SARL	100	Luxembourg	Treasury	Ordinary
Shell Treasury Centre East (PTE) Limited	100	Singapore	Treasury	Ordinary
Shell Treasury Centre Limited	100	UK	Treasury	Ordinary
Shell Treasury Center (West) Inc	100	USA	Treasury	Ordinary
Shell International Finance B.V.*	100	The Netherlands	Debt Issuer	Ordinary

Index to the Royal Dutch Shell Group Dividend Access Trust Financial Statements

Report of the Independent Auditors

United Kingdom Opinion

Independent Auditors' Report to Hill Samuel Offshore Trust Company Limited, Trustee of the Royal Dutch Shell Dividend Access Trust

We have audited the financial statements of The Royal Dutch Shell Dividend Access Trust for the period ended December 31, 2005 which comprise the Statement of Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of the Trustee and auditors

The Trustee is responsible for preparing the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for the Trustee and the Royal Dutch Shell plc Class B shareholders as a group in accordance with clause 9.4 of the Trust Deed, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view.

We read the other information contained in The Royal Dutch Shell Dividend Access Trust Annual Report and the Royal Dutch Shell Annual Report, and consider whether it is consistent with the audited financial statements. This other information comprises the other sections of the Royal Dutch Shell Annual Report and Accounts, and Annual Report on Form 20-F. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Trustee in the preparation of the financial statements, and of whether the accounting policies are in accordance with the requirements of the Trust Deed, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements of the Trust for the period ended December 31, 2005 give a true and fair view, in accordance with International Financial Reporting Standards as adopted by the European Union, of the state of the Trust's affairs as at December 31, 2005 and of its result and cash flows for the period then ended.

PricewaterhouseCoopers LLP
London, United Kingdom

March 8, 2006

Note that the United Kingdom Opinion set out above is included for the purposes of Royal Dutch Shell's Annual Report and Accounts only and does not form part of Royal Dutch Shell's Annual Report on Form 20-F for 2005.

The maintenance and integrity of the Shell.com website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Financial Statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

United States Opinion

Report of Independent Registered Public Accounting Firm

To Hill Samuel Offshore Trust Company Limited, Trustee of the Royal Dutch Shell Dividend Access Trust

In our opinion, the accompanying balance sheet and the related statement of income present fairly, in all material respects, the financial position of the Royal Dutch Shell Dividend Access Trust at December 31, 2005, and the results of its operations and its cash flows for the period ended December 31, 2005 in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
London, United Kingdom

March 8, 2006

Note that the United States opinion set out above is included for the purposes of Royal Dutch Shell's Annual Report on Form 20-F for 2005 only and does not form part of Royal Dutch Shell's Annual Report and Accounts for 2005.

Royal Dutch Shell Group Dividend Access Trust Financial Statements

Statement of Income

	Note	Period May 19 to Dec 31, 2005 £ million
Dividend income		870
Finance costs	4	(1)
Income before taxation and for the period		**869**

All results are from continuing activities.

The Notes on pages 207 to 208 are an integral part of these Financial Statements.

Royal Dutch Shell Group Dividend Access Trust Financial Statements

Balance Sheet

	Note	Dec 31, 2005 £ million
Assets		
Total assets		–
Liabilities		
Total liabilities		–
Equity		
Capital account	5	–
Revenue account		–
Total equity		–
Total liabilities and equity		–

March 8, 2006

Jeremy Le Maistre
For and on behalf of Hill Samuel Offshore Trust Company Limited
Director

Michael Richards
For and on behalf of Hill Samuel Offshore Trust Company Limited
Director

The Notes on pages 207 to 208 are an integral part of these Financial Statements.

Statement of Changes in Equity

	Note	Capital account £ million	Revenue account £ million	Total equity £ million
At May 19, 2005		–	–	–
Income for the period		–	869	869
Total recognised income for period		–	869	869
Distributions made	6	–	(869)	(869)
At December 31, 2005		–	–	–

The Notes on pages 207 to 208 are an integral part of these Financial Statements.

Royal Dutch Shell Group Dividend Access Trust Financial Statements

Statement of Cash Flows

	Period May 19 to Dec 31, 2005
	£ million
Cash flow from operating activities:	
Income for the period	869
Adjustment for:	
Dividends received	(869)
Cash flow from operating activities	–
Cash flow from investing activities:	
Dividends received	869
Cash flow from investing activities	869
Cash flows from financing activities:	
Distributions made	(869)
Cash flow from financing activities	(869)
Increase in cash and cash equivalents	–
Cash and cash equivalents at beginning of period	–
Cash and cash equivalents at end of period	–

The Notes on pages 207 to 208 are an integral part of these Financial Statements.

Notes to the Royal Dutch Shell Group Dividend Access Trust Financial Statements

1 The Trust

The Royal Dutch Shell Group Dividend Access Trust (the "Trust") was established on May 19, 2005 by The Shell Transport and Trading Company Limited (previously known as The "Shell" Transport and Trading Company, p.l.c. ("Shell Transport")) and Royal Dutch Shell plc ("Royal Dutch Shell"). The Trust is governed by the applicable laws of England and Wales and resident in Jersey. The Trustee of the Trust is Hill Samuel Offshore Trust Company Limited, 7 Bond Street, St Helier, Jersey, JE4 8PH.

The Trust was established as part of a dividend access mechanism.

A Dividend Access Share was issued by Shell Transport, a company in the Royal Dutch Shell Group, to the Trustee of the Dividend Access Trust. Following the declaration of a dividend by Royal Dutch Shell on the Class B Shares, Shell Transport may declare a dividend on the Dividend Access Share.

The primary purpose of the Trust is for the Trustee to receive, as Trustee for the Class B Shareholders of Royal Dutch Shell and in accordance with their respective holdings of Class B Shares in Royal Dutch Shell, any amounts paid by way of dividend on the Dividend Access Share and to pay such amounts to the Class B Shareholders on the same pro rata basis.

The Trust shall not endure for a period in excess of 80 years from May 19, 2005, being the date on which the Trust Deed was executed.

2 Basis of preparation

The Financial Statements of the Trust have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to the Royal Dutch Shell Dividend Access Trust, there are no material differences with IFRS as issued by the International Accounting Standards Board. This represents the Trust's first Financial Statements and the accounting policies are set out in Note 3.

The Financial Statements have been prepared under the historical cost convention.

The preparation of Financial Statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Trust's accounting policies. Actual results may differ from these estimates.

The financial results of the Trust are included in the Consolidated and Parent Company Financial Statements of Royal Dutch Shell.

The Financial Statements were authorised for issue on March 8, 2006 by the Directors of Hill Samuel Offshore Trust Company Limited, as Trustee.

3 Accounting policies

Functional currency

The functional currency of the Trust for the period from May 19 to December 31, 2005 is sterling. The Trust dividend income and dividends paid are principally in Sterling.

Foreign currency translation

Income and expense items denominated in currencies other than the functional currency are translated into the functional currency at the rate ruling on their transaction date. Monetary assets and liabilities recorded in currencies other than the functional currency have been expressed in the functional currency at the rates of exchange ruling at the respective balance sheet dates. Differences on translation are included in the Statement of Income.

Taxation

The Trust is not subject to taxation.

Dividend income

Interim dividends declared on the Dividend Access Share are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Transport, in which case income is recognised based on the record date of the dividend by Royal Dutch Shell on its Class B shares.

4 Finance costs

Finance costs relate to foreign exchange differences.

5 Capital account

The Capital account is represented by the Dividend Access Share of 25 pence settled in the Trust by Shell Transport.

6 Distributions made

Distributions are made to the Class B shareholders of Royal Dutch Shell in accordance with the Trust Deed.

7 Auditors' remuneration

Auditors' remuneration for audit services during the period was £35,000.

8 Financial instruments

The Trust, in its normal course of business is not subject to market risk, credit risk or liquidity risk. The Trustees do not consider that any foreign exchange exposures will materially affect the operations of the Trust.

9 *Related party transactions*

Shell Transport, a signatory to the Trust Deed, issued a Dividend Access Share to the Trustee of the Trust. The Trust received dividend income of £870 million in respect of the Dividend Access Share.

The Trust made distributions of £869 million to the Class B shareholders of Royal Dutch Shell, a signatory to the Trust Deed.

10 Information on US GAAP

There are no differences between Income for the period and total assets less total liabilities as prepared under IFRS as adopted by the European Union and US GAAP.

Additional Shareholder Information (unaudited)

Annual General Meeting

The Annual General Meeting of Royal Dutch Shell plc will be held at the Circustheater, Circusstraat 4 in The Hague at 11 a.m. (Dutch time) on May 16, 2006, with an audio-visual link to a satellite meeting place at Novotel London-West Hotel and Convention Centre, Hammersmith, London at 10 a.m. (UK time). The Notice convening the Meeting is enclosed.

Royal Dutch Shell has two classes of shares – Class A shares and Class B shares. The Class A shares and Class B shares have identical rights except in relation to the dividend source. Dividends having a Dutch source are intended to be paid to holders of Class A shares and dividends having a UK source are intended to be paid to holders of Class B shares.

Royal Dutch Shell listing information

	Class A shares	Class B shares
Ticker symbol – London	RDSA	RDSB
Ticker symbol – Amsterdam	RDSA	RDSB
Ticker symbol – New York (ADR*)	RDS.A	RDS.B
ISIN Code	GB00B03MLX29	GB00B03MM408
CUSIP	G7690A100	G7690A118
SEDOL Number – London	B03MLX2	B03MM40
SEDOL Number – Euronext	B09CBL4	B09CBN6
Weighting on FTSE as at 30/9/05	5.453%	3.911%
Weighting on AEX as at 30/9/05	16.155%	not included

* one ADR is equal to two underlying shares

Share prices

RDSA and Royal Dutch ordinary shares – Amsterdam[a]

€

	RDSA	Royal Dutch ordinary shares				
	2005[b]	2005[b]	2004	2003	2002	2001
	(Jul 20 to Dec 31)	(Jan 1 to Sep 30)				
High	**27.67**	**28.38**	22.02	22.29	31.60	36.74
Low	**24.12**	**20.92**	18.30	16.68	19.61	21.86
Year end	**25.78**	**25.80**	21.18	20.90	20.98	28.45

RDSA – London

Pence

	2005 (July 20 to December 31)	2004	2003	2002	2001
High	**1,894**	–	–	–	–
Low	**1,633**	–	–	–	–
Year end	**1,771**	–	–	–	–

Class A ADRs and Royal Dutch New York Shares – New York[c]

$

	Class A ADRs	Royal Dutch New York Shares				
	2005[d]	2005[d]	2004	2003	2002	2001
	(Jul 20 to Dec 31)	(Jan 1 to Oct 3)				
High	**68.08**	**67.45**	57.79	52.70	57.30	64.15
Low	**57.79**	**55.37**	45.79	36.69	38.60	39.75
Year end	**61.49**	**62.80**	57.38	52.39	44.02	49.02

RDSB – Amsterdam

€

	2005 (July 20 to December 31)	2004	2003	2002	2001
High	**28.90**	–	–	–	–
Low	**25.41**	–	–	–	–
Year end	**27.08**	–	–	–	–

RDSB and Shell Transport Ordinary Shares – London[e]

Pence

	RDSB	Shell Transport Ordinary Shares				
	2005[d]	2005[d]	2004	2003	2002	2001
	(Jul 20 to Dec 31)	(Jan 1 to Jul 19)				
High	**1,968**	**1,991**	1,570	1,531	1,888	2,255
Low	**1,717**	**1,528**	1,205	1,154	1,256	1,403
Year end	**1,858**	**1,838**	1,545	1,446	1,423	1,643

Class B ADRs and Shell Transport ADRs – New York[f]

$

	Class B ADRs	Shell Transport ADRs				
	2005[f]	2005[f]	2004	2003	2002	2001
	(Jul 20 to Dec 31)	(Jan 1 to Jul 19)				
High	**70.94**	**69.86**	59.98	52.42	54.91	62.24
Low	**60.69**	**57.75**	45.38	37.45	39.47	44.92
Year end	**64.53**	**64.56**	59.63	52.24	45.15	48.09

a Pursuant to the terms of the Unification Transaction, holders of Royal Dutch ordinary shares received two Royal Dutch Shell plc Class A ordinary shares for each Royal Dutch ordinary share. To assist comparison, the historical prices of the Royal Dutch ordinary shares have been divided by 2 to reflect such exchange ratio.

b Royal Dutch ordinary shares continued to trade on Euronext Amsterdam following the completion of the Unification Transaction until such shares were delisted on September 30, 2005.

c Pursuant to the terms of the Unification Transaction, holders of Royal Dutch New York Shares received one Royal Dutch Shell plc Class A ADR for each Royal Dutch New York Shares. Each Royal Dutch Shell plc Class A ADR represents two Royal Dutch Shell plc Class A ordinary shares.

d The New York Stock Exchange halted trading in the Royal Dutch New York Shares on October 3, 2005, following delisting in Amsterdam, and resumed trading in the Royal Dutch New York Shares on October 31, 2005, following the joint public announcement by Royal Dutch Shell and Royal Dutch of the definitive terms of the Restructuring, in which all outstanding Royal Dutch shares were exchanged for €52.21 (or the equivalent in loan notes). The above table excludes trading in Royal Dutch New York Shares for the period from October 3 through their delisting on November 21, 2005.

e Pursuant to the terms of the Unification Transaction, holders of Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares to which holders of Shell Transport bearer warrants were entitled) received 0.287333066 Royal Dutch Shell plc Class B ordinary shares for each Shell Transport Ordinary Share. To assist comparison, the historical prices of the Shell Transport Ordinary Shares have been divided by 0.287333066 to reflect such exchange ratio.

f Pursuant to the terms of the Unification Transaction, holders of Shell Transport ADRs received 0.861999198 Royal Dutch Shell plc Class B ADRs for each Shell Transport ADR. To assist comparison, the historical prices of the Shell Transport ADRs have been divided by 0.861999198 to reflect such exchange ratio. Each Royal Dutch Shell plc Class B ADR represents two Royal Dutch Shell plc Class B ordinary shares.

Additional Shareholder Information (unaudited)

Capital gains tax

For the purposes of UK capital gains tax, the market values of the Company's shares were:

		£
	March 31, 1982	July 20, 2005
Historical information relating to:		
Royal Dutch Petroleum Company	1.1349	17.6625
(N.V. Koninklijke Nederlandsche Petroleum Maatschappij) which ceased to exist on December 21, 2005.		

Share prices have been restated where necessary to reflect all capitalisation issues since the relevant date. This includes the change in the capital structure following the Unification Transaction of Royal Dutch and Shell Transport where 1 Royal Dutch share was exchanged for 2 Royal Dutch Shell plc Class A ordinary shares.

Historical information relating to:		
The "Shell" Transport and Trading Company, p.l.c. which delisted on July 19, 2005.	1.4502	Not applicable

Share prices have been restated where necessary to reflect all capitalisation issues since the relevant date. This includes the change in the capital structure following the Unification Transaction of Royal Dutch and Shell Transport where 1 Shell Transport share was exchanged for 0.287333066 Royal Dutch Shell plc Class B ordinary shares.

Dividends

Class A shares			€
	2005	2004	2003
Q1	**0.23***	–	–
Q2	**0.23**	–	–
Q3	**0.23**	–	–
Q4	**0.23**	–	–
Interim	**–**	0.38*	0.37*
Final/second interim	**–**	0.52*	0.51*
Total	**0.92**	0.90	0.88
Amount paid during the year	**1.21**	0.89	0.87

* Historical data for Royal Dutch converted to Royal Dutch Shell equivalents.

Class B shares			pence
	2005	2004	2003
Q1	**15.84**	–	–
Q2	**15.89**	–	–
Q3	**15.64**	–	–
Q4	**15.64**	–	–
Interim	**–**	21.75	21.23
Final/second interim	**–**	37.24	33.58
Total	**63.01**	58.99	54.81
Amount paid during the year	**84.61**	55.33	53.60

Class A ADRs			$
	2005	2004	2003
Q1	**0.59**	–	–
Q2	**0.55**	–	–
Q3	**0.56**	–	–
Q4	**0.56**	–	–
Interim	**–**	0.88	0.86
Final/second interim	**–**	1.33	1.21
Total	**2.26**	2.24	2.08
Amount paid during the year	**3.04**	2.12	1.96

Class B ADRs			$
	2005	2004	2003
Q1	**0.57**	–	–
Q2	**0.55**	–	–
Q3	**0.56**	–	–
Q4	**0.56**	–	–
Interim	**–**	0.78	0.67
Final/second interim	**–**	1.43	1.21
Total	**2.24**	2.21	1.88
Amount paid during the year	**3.10**	1.99	1.71

Dividends

In setting the level of dividends, the Royal Dutch Shell Board intends to pay quarterly dividends and provide per share increases in dividends at least in line with European inflation over time.

Royal Dutch Shell will declare its dividends in euro. Dividends declared on Class A ordinary shares will be paid in euro, although holders of Class A ordinary shares will be able to elect to receive dividends in sterling. Dividends declared on Class B ordinary shares will be paid in sterling, although holders of Class B ordinary shares will be able to elect to receive dividends in euro. Holders of the ADRs will receive payment in dollars. Eligible shareholders must make currency elections the day before the declaration date.

It is expected that holders of Class B ordinary shares will receive dividends through the dividend access mechanism applicable to such shares. The dividend access mechanism is described more fully in "Supplementary Information – Control of registrant – Rights attaching to shares".

Dividend reinvestment plan (DRIP)

A DRIP is offered on both classes of shares and, depending on how an investor holds shares, is offered by either Lloyds TSB Registrars or ABN Amro. DRIPs for ADRs traded on the NYSE are offered by the Bank of New York.

Lloyds TSB Registrars

The DRIP operated by Lloyds TSB Registrars is available to investors in respect of shares held directly in the Royal Dutch Shell Nominee Service or on the Royal Dutch Shell plc share register. You will be liable for tax on dividends reinvested on the same basis as if you had received the cash and arranged the purchase of shares yourself.

ABN Amro

The DRIP operated by ABN Amro is available to shareholders who hold their shares in Euroclear Nederland through an admitted institution of Euroclear Nederland and are expecting to receive the dividend in the default currency for Class A ordinary and Class B ordinary shares.

Bank of New York

The Bank of New York maintains a (*Global BuyDIRECT*sm) plan for the Royal Dutch Shell Class A ADRs, available to registered holders and first time investors and a DRIP for the Class B Share ADRs available to registered ADR holders.

Tax consequences of participation in the plan may vary depending upon the tax residence of the shareholder and the class of shares held. Holders of Class A ordinary shares should note that it is the net dividend that will be reinvested.

To participate, or if you have any further questions, please call your bank or broker if your shareholding is through Euroclear Nederland, Bank of New York if enquiries relate to ADRs and Lloyds TSB Registrar for all other shareholders.

Indexed share price
Royal Dutch Shell plc Class A / AEX Index



Royal Dutch Shell Class A
AEX
150
125
100
75
50
25
0
01
02
03
04
05

Index: December 31, 2000 = 100

Indexed share price
Royal Dutch Shell plc Class B / FTSE 100 Index



Royal Dutch Shell Class B
FTSE 100
150
125
100
75
50
25
0
01
02
03
04
05

Index: December 31, 2000 = 100

Financial calendar

Financial year ends	December 31, 2005

Announcements

Full year results for 2005	February 2, 2006
First quarter results for 2006	May 4, 2006
Second quarter results for 2006	July 27, 2006
Third quarter results for 2006	October 26, 2006

Dividends – Ordinary shares Class A and Class B including ADRs

2005 Fourth quarter interim*

Announced	February 2, 2006
Ex-dividend date	February 8, 2006
Record date	February 10, 2006
Payment date	March 15, 2006

2006 First quarter interim

Announced	May 4, 2006
Ex-dividend date	May 10, 2006
Record date	May 12, 2006
Payment date	June 14, 2006

2006 Second quarter interim

Announced	July 27, 2006
Ex-dividend date	August 2, 2006
Record date	August 4, 2006
Payment date	September 13, 2006

2006 Third quarter interim

Announced	October 26, 2006
Ex-dividend date	November 1, 2006
Record date	November 3, 2006
Payment date	December 13, 2006

Annual General Meeting	May 16, 2006

*The Directors do not propose to recommend any further distribution in respect of 2005.

Additional Shareholder Information (unaudited)

Dollar exchange rates[a]

				€1 = $
	Average[b]	High	Low	Period end
Year:				
2000	0.9209			
2001	0.8909			
2002	0.9495			
2003	1.1411			
2004	1.2478			
2005	1.2400			
Month:				
2005				
January		1.3476	1.2954	
February		1.3274	1.2773	
March		1.3465	1.2877	
April		1.3093	1.2819	
May		1.2936	1.2349	
June		1.2320	1.2035	
July		1.2200	1.1917	
August		1.2434	1.2147	
September		1.2538	1.2011	
October		1.2148	1.1914	
November		1.2067	1.1667	
December		1.2041	1.1699	
2006				
January		1.2287	1.1980	
February		1.2100	1.1860	
As at March 1, 2006				1.1899

				£1 = $
	Average[b]	High	Low	Period end
Year:				
2000	1.5138			
2001	1.4382			
2002	1.5084			
2003	1.6450			
2004	1.8356			
2005	1.8154			
Month:				
2005				
January		1.9058	1.8647	
February		1.9249	1.8570	
March		1.9292	1.8657	
April		1.9197	1.8733	
May		1.9048	1.8205	
June		1.8368	1.7930	
July		1.7753	1.7303	
August		1.8148	1.7695	
September		1.8420	1.7620	
October		1.7855	1.7484	
November		1.7755	1.7138	
December		1.7740	1.7188	
2006				
January		1.7885	1.7404	
February		1.7807	1.7343	
As at March 1, 2006				1.7473

a Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
b Calculated by using the average of the exchange rates on the last business day of each month during the year.

Exhibits

Exhibit index

Exhibit No.	Description	Page No.
1.1	Memorandum of Association of Royal Dutch Shell plc (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (Registration No. 333-125037) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on May 18, 2005.	
1.2	Articles of Association of Royal Dutch Shell plc (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K of Royal Dutch Shell plc furnished to the Securities and Exchange Commission on August 26, 2005).	
4.1	Shell Pay Deferral Investment Fund Plan Instrument and Trust Agreement (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-8 (Registration No. 333-126715) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on July 20, 2005).	
4.2	Shell Provident Fund Regulations and Trust Agreement (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-8 (Registration No. 333-126715) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on July 20, 2005).	
4.3	Form of Director Indemnity Agreement.	
7	Calculation of Ratio of Earnings to Fixed Charges.	E1
8	Significant Group companies as at December 31, 2005.	E2
12.1	Section 302 Certification of Royal Dutch Shell plc.	E4
12.2	Section 302 Certification of Royal Dutch Shell plc.	E5
13.1	Section 906 Certification of Royal Dutch Shell plc.	E6
99.1	Consent of PricewaterhouseCoopers LLP, London.	E7
99.2	Consent of PricewaterhouseCoopers LLP, London relating to the Royal Dutch Shell Group Dividend Access Trust.	E8

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on Form 20-F on its behalf.

Royal Dutch Shell plc

/s/ Jeroen van der Veer

Jeroen van der Veer

Chief Executive

March 8, 2006

Exhibits

Exhibit 7

Calculation of Ratio of Earnings to Fixed Charges (US GAAP)

Earnings	2005	2004	2003	2002	2001
Pre-tax income from continuing operations before adjustments for minority interests and income from equity investees	37,511	27,223	19,083	15,281	17,074
Total fixed charges	1,639	1,841	1,424	1,568	1,075
Distributed income from equity investees	6,709	3,472	2,192	1,571	1,800
Less: interest capitalised	427	207	44	43	32
Less: preference security dividend requirements of consolidated subsidiaries	7	9	5	8	13
Total earnings	45,425	32,320	22,650	18,369	19,904
Interest expensed and capitalised	1,175	1,423	828	883	662
Interest within rental expense	457	409	591	677	400
Less: preference security dividend requirements of consolidated subsidiaries	7	9	5	8	13
Total fixed charges	1,639	1,841	1,424	1,568	1,075
Ratio earnings/fixed charges	27.72	17.56	15.91	11.71	18.52

Calculation of Ratio of Earnings to Fixed Charges (IFRS)

Earnings	2005	2004
Pre-tax income from continuing operations before adjustments for minority interests and income from equity investees	38,394	27,361
Total fixed charges	1,958	1,685
Distributed income from equity investees	6,709	4,190
Less: interest capitalised	427	207
Less: preference security dividend requirements of consolidated subsidiaries	7	9
Total earnings	46,627	33,020
Interest expensed and capitalised	1,494	1,267
Interest within rental expense	457	409
Less: preference security dividend requirements of consolidated subsidiaries	7	9
Total fixed charges	1,958	1,685
Ratio earnings/fixed charges	23.81	19.60

Exhibit 8

Significant Group companies

Significant Group companies at December 31, 2005 and the Group percentage of share capital (to the nearest whole number) are set out below. All of these subsidiaries have been included in the Consolidated Financial Statements of the Group on pages 105 to 155. Those held directly by the Company are marked with an asterisk(*). A complete list of investments in subsidiary and associated companies and jointly controlled entities will be attached to the Company's annual return made to the Registrar of Companies.

Subsidiary undertaking	%	Country of incorporation	Principal activities	Class of shares held
Shell Compania Argentina de Petroleo S.A.	100	Argentina	Exploration & Production	Nominative
Shell Energy Holdings Australia Limited	100	Australia	Exploration & Production	Ordinary, Redeemable Preference
Shell Australia Natural Gas Shipping Limited	100	Bermuda	Exploration & Production	Ordinary
Shell Oman Trading Limited	100	Bermuda	Exploration & Production	Common
Tacoma Company Limited	100	Bermuda	Exploration & Production	Ordinary
Shell Brasil Ltda	100	Brazil	Exploration & Production	Quotas
Shell Canada Limited	78	Canada	Exploration & Production, Oil Products	Common, Preference
Shell Olie-OG Gasundvindning Danmark Pipelines ApS	100	Denmark	Exploration & Production	Ordinary
Shell Gabon	75	Gabon	Exploration & Production	Ordinary
Shell Italia E&P S.p.A.	100	Italy	Exploration & Production	Ordinary
Shell Abu Dhabi B.V.	100	The Netherlands	Exploration & Production	Common
Shell Egypt N.V.	100	The Netherlands	Exploration & Production	Ordinary
Shell International Exploration and Production B.V.	100	The Netherlands	Exploration & Production	Ordinary
Shell Philippines Exploration B.V.	100	The Netherlands	Exploration & Production	Non-Redeemable
Syria Shell Petroleum Development B.V.	100	The Netherlands	Exploration & Production	Non-Redeemable, redeemable
Shell Nigeria Exploration and Production Company Limited	100	Nigeria	Exploration & Production	Ordinary
Shell Nigeria Exploration Properties Alpha Limited	100	Nigeria	Exploration & Production	Ordinary
Shell Nigeria Exploration Properties Beta Limited	100	Nigeria	Exploration & Production	Ordinary
Shell Nigeria Offshore Prospecting Limited	100	Nigeria	Exploration & Production	Ordinary
Shell Nigeria Ultra Deep Limited	100	Nigeria	Exploration & Production	Ordinary
Shell Nigeria Upstream Ventures	100	Nigeria	Exploration & Production	Ordinary
The Shell Petroleum Development Company of Nigeria Limited	100	Nigeria	Exploration & Production	Ordinary
A/S Norske Shell	100	Norway	Exploration & Production	Ordinary
Enterprise Oil Norge AS	100	Norway	Exploration & Production	Ordinary
Private Oil Holdings Oman Limited	85	UK	Exploration & Production	Ordinary
Pecten Cameroon Company LLC	80	USA	Exploration & Production	Ordinary
Pecten Victoria Company	100	USA	Exploration & Production	Common
Shell Exploration & Production Company	100	USA	Exploration & Production	Ordinary
Shell International Pipelines Inc	100	USA	Exploration & Production	Ordinary
Shell Offshore Company	100	USA	Exploration & Production	Ordinary, Preferred A
Shell Oil Company	100	USA	Exploration & Production	Common
Shell Rocky Mountain Production LLC	100	USA	Exploration & Production	Equity
SWEPI LP	100	USA	Exploration & Production	Equity
Shell Venezuela S.A.	100	Venezuela	Exploration & Production	Ordinary
Shell U.K. Limited	100	UK	Exploration & Production, Chemicals, Oil Products	Ordinary
Shell Development (Australia) PTY Limited	100	Australia	Exploration & Production, Oil Products	Ordinary
Shell Western LNG Limited	100	Barbados	Gas & Power	Ordinary
Qatar Shell GTL Limited	100	Bermuda	Gas & Power	Ordinary
Coral Energy Canada Inc	100	Canada	Gas & Power	Preference, Common
Shell Energy Deutschland GmbH	100	Germany	Gas & Power	Equity
Hazira Gas Private Limited	74	India	Gas & Power	Equity
Hazira LNG Private Limited	74	India	Gas & Power	Equity
Hazira Port Private Limited	74	India	Gas & Power	Equity
Shell MDS Sendirian Berhad	72	Malaysia	Gas & Power	Ordinary, Redeemable Preference
Shell Energy Europe B.V.	100	The Netherlands	Gas & Power	Ordinary

Subsidiary undertaking	%	Country of incorporation	Principal activities	Class of shares held
Shell Nigeria Gas Ltd (Sng)	100	Nigeria	Gas & Power	Ordinary
Coral Energy Holding, LP	100	USA	Gas & Power	Partnership Capital
Coral Energy Resources, LP	100	USA	Gas & Power	Partnership Capital
Coral Power LLC	100	USA	Gas & Power	Equity
Sakhalin Energy Investment Company Limited	55	Bermuda	Gas & Power, Exploration & Production	Ordinary, Phase I Preference, General Preference
Shell Direct GmbH	100	Germany	Oil Products	Ordinary
Shell Nederland Raffinaderij B.V.	100	The Netherlands	Oil Products	Ordinary
Shell South Africa Marketing (PTY) Limited	75	South Africa	Oil Products	Ordinary
Shell Energy Trading Limited	100	UK	Oil Products	Ordinary
Shell Trading International Limited	100	UK	Oil Products	Ordinary
Shell Trading (US) Company	100	USA	Oil Products	Common
Equilon Enterprises LLC	100	USA	Oil Products	Equity
Jiffy Lube International of Maryland Inc	100	USA	Oil Products	Common
Jiffy Lube International Inc	100	USA	Oil Products	Common
Pecten Trading Company	100	USA	Oil Products	Ordinary
Pennzoil-Quaker State Company	100	USA	Oil Products	Ordinary
Shell Oil Products Company LLC	100	USA	Oil Products	Ordinary
Shell Pipeline Company LP	100	USA	Oil Products	Equity
Shell RSC Company	100	USA	Oil Products	Common
SOPC Holdings East LLC	100	USA	Oil Products	Equity
SOPC Holdings West LLC	100	USA	Oil Products	Common
TMR Company	100	USA	Oil Products	Ordinary
Shell Eastern Petroleum (PTE) Limited	100	Singapore	Oil Products, Gas & Power, Chemicals	Ordinary, Redeemable Preference
CRI Catalyst Co Belgium N.V.	100	Belgium	Chemicals	Ordinary
Shell Trading (M.E.) Private Limited	100	Bermuda	Chemicals	Ordinary
Shell Chemicals Americas Inc	100	Canada	Chemicals	Common
Shell Chemicals Canada Limited	100	Canada	Chemicals	Common, Preferred A
Shell Petrochimie Mediterranee S.A.S.	100	France	Chemicals	Ordinary
Shell Deutschland Oil GmbH	100	Germany	Chemicals	Ordinary
Shell Chemicals Europe B.V.	100	The Netherlands	Chemicals	Ordinary
Shell Nederland Chemie B.V.	100	The Netherlands	Chemicals	Ordinary, Redeemable
Shell Chemical Yabucoa Inc	100	Puerto Rico	Chemicals	Ordinary
Ethylene Glycols (Singapore) Private Limited	70	Singapore	Chemicals	Ordinary
Seraya Chemicals Singapore PTE Limited	100	Singapore	Chemicals	Ordinary
Shell Chemical LP	100	USA	Chemicals	Ordinary
Shell Petroleum N.V.*	100	The Netherlands	Holding Company	Ordinary
The Shell Petroleum Company Limited	100	UK	Holding Company	Ordinary
The Shell Transport and Trading Company Limited	100	UK	Holding Company	Ordinary
Solen Insurance Limited	100	Bermuda	Insurance	Ordinary
Shell Treasury Luxembourg SARL	100	Luxembourg	Treasury	Ordinary
Shell Treasury Centre East (PTE) Limited	100	Singapore	Treasury	Ordinary
Shell Treasury Centre Limited	100	UK	Treasury	Ordinary
Shell Treasury Center (West) Inc	100	USA	Treasury	Ordinary
Shell International Finance B.V.*	100	The Netherlands	Debt Issuer	Ordinary

Exhibits

Exhibit 12.1

I, Jeroen van der Veer, certify that:

1. I have reviewed this Annual Report on Form 20-F of Royal Dutch Shell plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting;

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarise and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

/s/ Jeroen van der Veer

Jeroen van der Veer
Chief Executive

March 8, 2006

Exhibit 12.2

I, Peter Voser, certify that:

1. I have reviewed this Annual Report on Form 20-F of Royal Dutch Shell plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting;

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's Board of Directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarise and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

/s/ Peter Voser

Peter Voser
Chief Financial Officer

March 8, 2006

Exhibits

Exhibit 13.1

In connection with the Annual Report on Form 20-F of Royal Dutch Shell plc (the "Company") 2005, a corporation organised under the laws of England and Wales for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge, that:

1.) the Report fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.

The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used or relied upon for any other purpose.

/s/ Jeroen van der Veer

Jeroen van der Veer
Chief Executive

/s/ Peter Voser

Peter Voser
Chief Financial Officer

March 8, 2006

Exhibit 99.1

Consent of Registered Independent Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (333-126726, 333-126726-01) and the Registration Statement on Form S-8 (333-126715) of Royal Dutch Shell plc of our report dated March 8, 2006 relating to the Consolidated Financial Statements which is included in this 2005 Annual Report on Form 20-F.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London – UK

March 8, 2006

Exhibit 99.2

Consent of Registered Independent Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (333-126726, 333-126726-01) and the Registration Statement on Form S-8 (333-126715) of the Royal Dutch Shell Dividend Access Trust of our report dated March 8, 2006 relating to the Royal Dutch Shell Group Dividend Access Trust Financial Statements which are included in this 2005 Annual Report on Form 20-F.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London – UK

March 8, 2006

THIS PAGE INTENTIONALLY LEFT BLANK

THIS PAGE INTENTIONALLY LEFT BLANK

Contact addresses

Registered Office
Royal Dutch Shell plc
Shell Centre, London SE1 7NA
UK

Registered in England
Number 4366849

Headquarters
Carel van Bylandtlaan 30
2596 HR, The Hague
The Netherlands

Share Registrar
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
UK
Freephone: 0800 169 1679 (UK only)
Tel: +44 (0)121 415 7073
Fax: +44 (0)870 600 3980
website: **www.shareview.co.uk**
for online information about your holding. (Shareholder reference number will be required – shown on your share certificates, tax vouchers or your Shell Nominee Statement.)

American Depositary Receipts (ADRs)
The Bank of New York
Shareholder Services
PO Box 11258
Church Street Station, New York
NY 10286–1258
USA
Tel: 888 737 2377 (USA only)
Tel: +1 212 815 3700 (international)
e-mail: shareowners@bankofny.com
website: **www.stockbny.com**

Royal Dutch Shell plc activities and policies
For general enquiries:
Shell International Limited
Shell Centre, London SE1 7NA
UK
Tel: +44 (0)20 7934 2323

Corporate ISA/PEP
BNP Paribas Securities Services
Block C, Western House
Lynchwood Business Park
Peterborough PE2 6BP
UK
Tel: +44 (0)845 358 1102

Retail shareholders
Enquiries from retail shareholders may be addressed to:

The Hague
Company Secretary
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague
The Netherlands
Tel: +31(0)70 377 1365/4088
Fax: +31(0)70 377 3953
e-mail: royaldutchshell.shareholders@shell.com
website: **www.shell.com/shareholder**

London
Shareholder Relations
Royal Dutch Shell plc
Shell Centre
London SE1 7NA
UK
Tel: +44 (0)20 7934 3363
Fax: +44 (0)20 7934 7515
e-mail: royaldutchshell.shareholders@shell.com
website: **www.shell.com/shareholder**

Company Secretary
For any other private shareholder enquiries please write to:
Company Secretary
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague
The Netherlands

Investor Relations
Enquiries from institutional shareholders may be addressed to:

London
Royal Dutch Shell plc
Investor Relations
Shell Centre, London SE1 7NA
UK
Tel: +44 (0)20 7934 3856
Fax: +44 (0)20 7934 3702
e-mail: ir-london@shell.com

The Hague
Royal Dutch Shell plc
Investor Relations
PO Box 162
2501 AN, The Hague
The Netherlands
Tel: +31 (0)70 377 4540
Fax: +31 (0)70 377 3115
e-mail: ir-hague@shell.com

New York
Shell Oil Company
Investor Relations
630 Fifth Avenue
Suite 3166
New York, NY 10011
USA
Tel: +1 212 218 3113
Fax: +1 212 218 3114
e-mail: ir-newyork@shell.com

For access to investor relations information, visit the website at **www.shell.com/investor**

Cover designed by Corporate Edge. Typeset and produced by Bowne.
Cover photography by Adrian Burke. Printed by Taylor Bloxham.

This Report is a joint production of all businesses and functions of Royal Dutch Shell.

Our appreciation to William P. Rogers, Jr. for his excellent contribution to this Report.

The paper used throughout this report is made from 100% de-inked post-consumer waste and has Forest Stewardship Council certification. The manufacturers of the paper are accredited with both ISO 9002 Quality Assurance and ISO 14001 Environmental Management certifications.



PUBLICATION REQUESTS

Royal Dutch Shell plc
c/o Bankside
Tel: +44 (0)1635 232700
e-mail: **bbs@shellbankside.co.uk**

PUBLICATIONS

Annual Report and Form 20-F for the year ended December 31, 2005
A comprehensive overview of the Group.

Available at **www.shell.com/annualreport**

Annual Review and Summary Financial Statements 2005
A summarised overview of the Group and the operational and financial performance of the business.

Available at **www.shell.com/annualreport**

The above documents are available in both English and Dutch from the address listed on the left.

De bovenstaande documenten zijn zowel *in het Engels als in het Nederlands* verkrijgbaar bij het links vermelde adres.

Shell General Business Principles
Fundamental principles that govern how each Shell company conducts its affairs.

Available at **www.shell.com/sgbp**

AVAILABLE IN MAY 2006

The Shell Sustainability Report 2005
Report on progress in contributing to sustainable development.

Available at **www.shell.com/envandsociety**

AVAILABLE IN JUNE 2006

Financial and Operational Information 2001 – 2005
Five years' financial and operational information about the Group, including maps of exploration and production activities.

Available at **www.shell.com/faoi**

More information about the Group is available at **www.shell.com**